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                                               Filed Pursuant to Rule 424(b)(4)
                                                    Registration No. 333-100750
PROSPECTUS

                         [LOGO] ROTECH Healthcare Inc.

                            ROTECH HEALTHCARE INC.

                                 $300,000,000
                                Offer to Issue

             Registered 9 1/2% Senior Subordinated Notes due 2012
      unconditionally and irrevocably guaranteed by substantially all of the subsidiaries of Rotech Healthcare Inc.

                                in Exchange for

           All Outstanding 9 1/2% Senior Subordinated Notes due 2012

                               -----------------

   We are offering to exchange up to $300 million of our 9 1/2% Senior Subordinated Notes due 2012, which will be registered under the Securities Act of 1933, as amended, for up to $300 million of our issued and outstanding
9 1/2% Senior Subordinated Notes due 2012.

   The terms of the new notes are identical in all material respects to the terms of the old notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the old notes do not apply to the new notes. The new notes are unconditionally guaranteed by substantially all of our subsidiaries.

   The exchange offer and withdrawal rights will expire at midnight, New York City time, on March 20, 2003 unless extended.

    You should carefully review the risk factors beginning on page 17 of this prospectus before participating in the exchange offer.

                               -----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The date of this prospectus is February 20, 2003.

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                               Table of Contents

                                                                           Page
                                                                           ----
Summary...................................................................   1
Risk Factors..............................................................  17
Forward-Looking Statements................................................  29
Use of Proceeds...........................................................  29
Capitalization............................................................  30
Ratio of Earnings to Fixed Charges........................................  31
Selected Historical Consolidated Financial Data...........................  33
Unaudited Pro Forma Consolidated Statements of Operations Data............  38
Management's Discussion and Analysis of Financial Condition and Results
  of Operations...........................................................  41
The Exchange Offer........................................................  56
Business..................................................................  66
Management................................................................  87
Description of Notes......................................................  98
Description of Credit Facilities.......................................... 138
Description of Capital Stock.............................................. 141
United States Federal Income Tax Consequences............................. 144
Plan of Distribution...................................................... 147
Legal Matters............................................................. 148
Experts................................................................... 148
Where You Can Find More Information....................................... 148
Index to Consolidated Financial Statements................................ F-1

                               -----------------

   Rotech Healthcare Inc. is a Delaware corporation. Our principal executive offices are located at 2600 Technology Drive, Suite 300, Orlando, Florida 32804 and our telephone number is (407) 822-4600. Our website is located at www.rotech.com. The information on our website is not part of this prospectus.

   Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933, as amended, which we refer to as the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of up to one year after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of distribution."

   In making your investment decision, you should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it.

   We are offering the notes only in places where offers are permitted.

                               -----------------

                           INDUSTRY AND MARKET DATA

   In this prospectus, we rely on and refer to information regarding market research reports, analyst reports and other publicly available information. We have obtained these reports and information from various third party sources and have not participated in the preparation of the reports or the compilation or verification of the information contained in the reports.

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                                    SUMMARY

   The following summary highlights the most significant aspects of the exchange offer. However, it may not contain all of the information that is important to you in deciding whether to participate in the exchange offer. You should read the entire prospectus carefully, including the "Risk factors" section beginning on page 17 and the financial statements and the notes to those financial statements included in this prospectus. As used herein, unless otherwise specified or the context otherwise requires, references to the "Company", "we", "our" and "us" refer to the business and operations of Rotech Healthcare Inc., a Delaware corporation, and its subsidiaries for all periods beginning on March 26, 2002 and to the business and operations of our predecessor, Rotech Medical Corporation, a Florida corporation, and its subsidiaries for all periods prior to March 26, 2002. All financial data included in this prospectus for each of the fiscal years ended December 31, 1999, 2000 and 2001 and the three months ended March 31, 2002 reflect the restatement of our financial results for those periods that we issued in September 2002. For more information regarding the restatement of our financial results, see the information under the section captioned "Business--Restatement of financial results" on page 86 of this prospectus.

The Exchange Offer

   In March 2002, we issued and sold $300 million aggregate principal amount of 9 1/2% senior subordinated notes due 2012, or old notes. In connection with that sale, we entered into a registration rights agreement with the initial purchasers of the old notes in which we agreed to deliver this prospectus to you and to complete an exchange offer for the old notes. Pursuant to the registration rights agreement, we are offering to issue $300 million aggregate principal amount of our new 9 1/2% senior subordinated notes due 2012, or new notes, in exchange for a like aggregate principal amount of our old notes. We refer to this offer to issue new notes in exchange for old notes in accordance with the terms set forth in this prospectus and the accompanying letter of transmittal as the exchange offer. You are entitled to exchange your old notes for new notes. We urge you to read the sections captioned "The exchange offer" and "Description of notes" for further information regarding the exchange offer and the new notes.

The Company

   We are one of the largest providers of home medical equipment and related products and services in the United States, with a comprehensive offering of respiratory therapy and durable home medical equipment and related services. We provide equipment and services in 48 states through over 600 operating centers located primarily in non-urban markets. We believe that these markets provide certain advantages, including less competition from national providers and lower operating costs. We provide our equipment and services to the expanding population of principally older patients with breathing disorders such as chronic obstructive pulmonary diseases, or COPD (which include chronic bronchitis and emphysema), obstructive sleep apnea and other cardiopulmonary disorders.

   Our revenues are principally derived from respiratory equipment rental and related services (75.2% of revenues for the year ended December 31, 2001), which include the rental of oxygen concentrators, liquid oxygen systems, portable oxygen systems, ventilator therapy systems, nebulizer equipment and sleep disorder breathing therapy systems, and the sale of nebulizer medications. We also generate revenues through the rental and sale of durable medical equipment (21.5% of revenues for the year ended December 31, 2001), including hospital beds, wheelchairs, walkers, patient aids and ancillary supplies. We derive a majority of our revenues from reimbursement by third party payors, including Medicare, Medicaid, the Veterans Administration and private insurers. For the year ended December 31, 2001, we generated net revenues of $614.5 million and net earnings of $9.7 million. For the same period, net cash provided by operating activities was $116.1 million, net cash provided by operating activities and reorganization items was $114.0 million, net cash used in investing activities was $85.0 million and net cash used in financing activities was $39.1 million. Earnings from continuing

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operations before interest, income taxes, depreciation and amortization and nonrecurring items (including reorganization items (primarily restructuring charges), provisions for inventory losses, provisions for settlement of government claims and extraordinary items), which, unless otherwise noted, we refer to as EBITDA, was $166.9 million for the year ended December 31, 2001. For the six months ended September 30, 2002, we generated net revenues of $308.1 million and net earnings of $11.8 million. For the same period, net cash provided by operating activities was $58.7 million, net cash provided by operating activities and reorganization items was $57.2 million, net cash used in investing activities was $34.2 million and net cash used in financing activities was $6.0 million. EBITDA for the six months ended September 30, 2002 was $74.5 million. During the six months ended September 30, 2002, we incurred one-time charges of $4.9 million for special investigation and severance costs. Had these one-time charges not been incurred, EBITDA for the six months ended September 30, 2002 would have been $79.3 million.

Industry Overview

   According to the Centers for Medicare and Medicaid Services, or CMS, the home health care market was estimated to be $41.3 billion in the United States in 2001, and is projected by CMS to grow at a rate of approximately 8% annually through 2005. The home health care services industry consists of home nursing and related services, infusion and nutrition therapies and home medical equipment. The market segment in which we compete is the home medical equipment market, which forms a part of the overall home healthcare market and primarily consists of respiratory therapy and durable home medical equipment and related services. The home medical equipment market is highly fragmented, with an estimated 2,000 providers.

Equipment and Services

   Our equipment and services support a range of therapies for the patient at home. Our equipment and services are provided by technicians under a doctor's prescription and can often be delivered to the patient's home within 24 hours. Our business consists primarily of the provision of respiratory therapy equipment and services, the sale and rental of durable medical equipment (such as hospital beds, wheelchairs, walkers, patient aids and other ancillary supplies) and other health care services (such as nutrition therapy and pharmacy services).

Business Strategy

   Our strategy is to enhance our leadership position in the home medical equipment market and to increase our sales and profitability. The following are the key elements of our strategy:

  .   continue to concentrate on non-urban markets;

  .   increase emphasis on respiratory therapy;

  .   focus on operating efficiencies and improving margins;

  .   expand our relationships with patients; and

  .   supplement internal growth with selective acquisitions.

Company History

   Rotech Medical Corporation, our predecessor, was founded in 1981 and completed its initial public offering in 1984. Its subsequent growth was achieved in large part through the acquisition of a large number of small home medical equipment providers in non-urban markets. In October 1997, it was acquired by Integrated Health Services, Inc. (IHS), a large, publicly-held provider of post-acute and related specialty health care services and products. Following the acquisition, Rotech Medical Corporation operated as a wholly-owned subsidiary of IHS. On February 2, 2000, IHS and substantially all of its subsidiaries, including Rotech Medical Corporation, filed voluntary bankruptcy petitions under Chapter 11 of the United States Bankruptcy Code with the United States

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Bankruptcy Court in the District of Delaware. The principal reason for our predecessor's commencement of its Chapter 11 case was that it had jointly guaranteed approximately $2.3 billion of obligations of IHS under credit agreements with IHS' senior creditors. IHS defaulted on its obligations under those agreements in 1999. The plan of reorganization of Rotech Medical Corporation was confirmed by the Bankruptcy Court on February 13, 2002 and became effective on March 26, 2002. See "Business--The bankruptcy case" for a more detailed description of our history and Rotech Medical Corporation's bankruptcy case. Pursuant to its plan of reorganization, on March 26, 2002, Rotech Medical Corporation transferred to us substantially all of the assets it used in connection with its businesses and operations (including stock of substantially all of its subsidiaries). We have no continuing relationship with Rotech Medical Corporation, except that immediately after the restructuring its board of directors consisted of certain of our executive officers and immediately after the restructuring we were owned by the same shareholders. See also "Business--Restructuring transaction and related transactions" for a description of the transactions that resulted in our becoming a successor to the operations of Rotech Medical Corporation.

Restatement of Financial Results

   In late June 2002, we discovered that an independent contractor (who was also a former employee) had falsified certain bulk sales to the Department of Veterans Affairs ("VA") by fabricating documentation for nonexistent sales of medical equipment in bulk to the VA. Upon learning of these falsified sales, we promptly:

  . brought the matter to the attention of the relevant government authorities;

  .   terminated the independent contractor;

  . retained a nationally recognized law firm and a government contracts consulting firm to conduct a comprehensive internal investigation; and

  . commenced working with our independent certified public accountants to determine the appropriate accounting treatment.

   The investigation confirmed the existence of a pattern of falsified bulk sales of equipment to the VA, as well as certain improperly recorded revenues from non-bulk VA service contracts. The total of the falsified sales was originally recorded to our books and records as net revenue of $30.4 million. Of this amount, $14.8 million was recorded during the six-month period from October 1, 2001 to March 31, 2002. In addition, $8.1 million of receivables associated with non-bulk VA service contracts have been reversed.

   As a result of the investigation, we restated our consolidated financial statements for each of the years ended December 31, 1999, 2000 and 2001, as well as the three months ended March 31, 2002. The restatement reflects a net after-tax charge of $14.1 million over a three-year period. The principal adjustments comprising the restatements are summarized in the section captioned "Business--Restatement of financial results" on page 86 of this prospectus.

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                         Summary of the Exchange Offer

   You should read the discussion under the sections captioned "Summary of terms of the new notes" beginning on page 9 and "Description of notes" beginning on page 98 for further information regarding the new notes.

   We summarize the terms of the exchange offer below. You should read the discussion under the section captioned "The exchange offer" beginning on page 56 for further information regarding the exchange offer and resale of the new notes.

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Notes Offered..................... $300 million aggregate principal amount of 9 1/2% Senior
                                   Subordinated Notes due 2012. The terms of the new notes
                                   and the terms of the old notes are identical in all material respects, except for transfer restrictions, registration rights and additional interest payments relating to the old notes.

The Exchange Offer................ We are offering the new notes to you in exchange for a like principal amount of old notes. Old notes may be exchanged
                                   only in integral multiples of $1,000. We are issuing the new notes pursuant to the registration rights agreement described under "Description of notes--Registration rights
                                   agreement; liquidated damages" below.

Expiration Date................... The exchange offer will expire at midnight, New York City time, on March 20, 2003, or at a later date and time to
                                   which we extend it.

Conditions to the Exchange Offer.. We will not be required to accept old notes for exchange if the exchange offer would violate applicable law or if any
                                   legal action has been instituted or threatened that would
                                   impair our ability to proceed with the exchange offer. The exchange offer is not conditioned on any minimum
                                   aggregate principal amount of old notes being tendered.
                                   Please read the section "The exchange offer--Conditions to the exchange offer" beginning on page 59 for more
                                   information regarding the conditions to the exchange offer.

Procedures for Tendering Old Notes If you wish to participate in the exchange offer, you must complete, sign and date the letter of transmittal and mail or deliver the letter of transmittal, together with your old
                                   notes, to the exchange agent. If your old notes are held
                                   through The Depository Trust Company, or DTC, you may
                                   effect delivery of the old notes either by book-entry transfer
                                   (after submitting a letter of transmittal to the exchange
                                   agent) or through the automated tender offer program of
                                   DTC. If you tender under this program, you will agree to be bound by the letter of transmittal that we are providing with this prospectus as though you had signed the letter of
                                   transmittal.
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                                 By signing or agreeing to be bound by the letter of
                                 transmittal, you will represent to us, among other things, that:

                                 . you are not our "affiliate," as defined in Rule 144 of
                                   the Securities Act or a broker-dealer tendering old
                                   notes acquired directly from us for your own account;

                                 . you have no arrangement or understanding with any
                                   person to participate in the distribution of the new
                                   notes or the old notes;

                                 . any new notes you receive will be acquired in the
                                   ordinary course of your business; and

                                 . if you are not a broker-dealer or are a broker-dealer but will not receive new notes for your own account, you
                                   are not engaged in and do not intend to participate in a
                                   distribution of the new notes.

                                 If you are a broker-dealer that will receive new notes for your own account in exchange for old notes, you must
                                 represent to us that those old notes were acquired as a result of market-making activities or other trading activities, and that you will deliver a prospectus, as required by law, in connection with any resale of those new notes.

Procedures for Beneficial Owners If you beneficially own old notes registered in the name of a broker, dealer, commercial bank, trust company or other
                                 nominee and you wish to tender your old notes in the
                                 exchange offer, you should promptly contact the registered holder and instruct the registered holder to tender the old notes on your behalf.

                                 If you wish to tender your old notes on your own behalf,
                                 you must either arrange to have your old notes registered in your name or obtain a properly completed bond power from
                                 the registered holder before completing and executing the
                                 letter of transmittal and delivering your old notes. The
                                 transfer of registered ownership may take considerable
                                 time.

Guaranteed Delivery Procedures.. If you wish to tender your old notes and cannot comply with the requirement to deliver the letter of transmittal and notes or use the applicable procedures under the automated tender offer program of DTC before the expiration date, you must tender your old notes according to the guaranteed
                                 delivery procedures described in "The exchange offer--
                                 Guaranteed delivery procedures" on page 63.

Withdrawal Rights............... Tenders may be withdrawn at any time before midnight,
                                 New York City time, on March 20, 2003.
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U.S. Federal Income Tax Considerations.. The exchange of new notes for old notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. Please read "United States federal income tax
                                         consequences" beginning on page 144.

Use of Proceeds......................... There will be no proceeds from the issuance of the new notes.

Resale of New Notes..................... Based on Securities and Exchange Commission ("SEC" or
                                         the "Commission") staff interpretations in no-action letters, we believe that each new note issued under the exchange
                                         offer may be offered for resale, resold and otherwise
                                         transferred by you, the holder of that new note, without
                                         compliance with the registration and prospectus delivery
                                         provisions of the Securities Act if:

                                         . you are not our "affiliate" within the meaning of Rule
                                           144 under the Securities Act;

                                         . the new note is acquired in the ordinary course of your
                                           business; and

                                         . you do not intend to participate in the distribution of
                                           new notes.

                                         If you tender old notes in the exchange offer with the
                                         intention of participating in any manner in a distribution of the new notes:

                                         . you cannot rely on these interpretations by the SEC
                                           staff; and

                                         . you must comply with the registration and prospectus
                                           delivery requirements of the Securities Act in
                                           connection with a secondary resale transaction.

                                         Failure to comply with the registration and prospectus
                                         delivery requirements by a holder subject to these
                                         requirements could result in that holder incurring liability for which it is not indemnified by us. Please read "The
                                         exchange offer" beginning on page 56 for more
                                         information.

Plan of Distribution.................... All broker-dealers who receive new notes in the exchange offer have a prospectus delivery obligation.

                                         Based on SEC no-action letters, broker-dealers who
                                         acquired the old notes as a result of market-making or other trading activities may use this exchange offer prospectus, as supplemented or amended, in connection with the resale of
                                         the new notes.
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                                         Broker-dealers who acquired the old notes from us may not
                                         rely on SEC staff interpretations in no-action letters.
                                         Broker-dealers who acquired the old notes from us must
                                         comply with the registration and prospectus delivery
                                         requirements of the Securities Act including being named
                                         as selling noteholders in order to resell the old notes or the new notes.

Consequences of Not Participating in the
  Exchange Offer........................ If you do not exchange your old notes for new notes in the exchange offer, your old notes will remain subject to the
                                         existing restrictions on transfer. In general, you may not offer or sell the old notes unless they are registered under the Securities Act or the offer or sale is exempt from
                                         registration under the Securities Act and applicable state securities laws.
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                              The Exchange Agent

   We have appointed The Bank of New York as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows:

   For Delivery by Mail, Overnight Delivery or by Hand:

          The Bank of New York
          Corporate Trust Operations
          Reorganization Unit
          101 Barclay Street--7 East
          New York, New York 10286
          Attention: Diane Amoroso

   By Facsimile Transmission (for eligible institutions only):

          (212) 298-1915

          To Confirm Receipt:

          (212) 815-3738

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                       Summary of Terms of the New Notes

   The new notes will be freely tradable and otherwise substantially identical to the old notes. The new notes will not have registration rights. The new notes will evidence the same debt as the old notes, and the old notes and the new notes will be governed by the same indenture.

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Issuer.................................. Rotech Healthcare Inc.

Notes Offered........................... We are offering $300 million aggregate principal amount of our 9 1/2% Senior Subordinated Notes due 2012. The new
                                         notes will be issued under an indenture dated as of March
                                         26, 2002.

Interest................................ Interest will accrue at the rate of 9 1/2% per year. Interest will be payable semi-annually in arrears on each April 1
                                         and October 1, commencing on October 1, 2002.

Maturity Date........................... April 1, 2012.

Guarantees.............................. Certain of our current and future domestic subsidiaries will unconditionally guarantee the new notes on a senior
                                         subordinated basis. See "Description of notes."

Ranking................................. The new notes will be unsecured senior subordinated obligations and will be subordinated to all our existing and future senior debt. The new notes will rank equally with
                                         future senior subordinated debt and will rank senior to all other subordinated debt. Our subsidiaries' guarantees with respect to the new notes will be general unsecured
                                         unconditional senior subordinated obligations of such
                                         guarantor subsidiaries and will be subordinated to all of
                                         such guarantor subsidiaries' existing and future senior debt.
                                         The guarantees will rank equally with any senior
                                         subordinated indebtedness of the guarantor subsidiaries and will rank senior to such guarantor subsidiaries'
                                         subordinated debt, if any. Because the new notes are
                                         subordinated, in the event of bankruptcy, liquidation or
                                         dissolution, or certain other events, including certain
                                         defaults on senior debt, we may be prevented from making
                                         payments on the new notes. The term "senior debt" is
                                         defined in the "Description of notes--Certain definitions"
                                         section of this prospectus. At September 30, 2002, we and
                                         our guarantor subsidiaries had approximately $194 million
                                         of senior debt outstanding on a consolidated basis. The
                                         indenture for the notes permits us to incur additional
                                         indebtedness so long as the ratio of our Consolidated Cash
                                         Flow to our Consolidated Interest Expense (each as defined in the Indenture) for our most recently ended four full fiscal quarters would have been at least 2.5 to 1.0, determined on a pro forma basis as if the additional indebtedness had been incurred at the beginning of the four quarter period. Our
                                         revolving credit facilities contain additional covenants that further restrict our ability to incur additional indebtedness.
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                                         As of September 30, 2002, we would have been permitted
                                         to borrow up to $2.9 million of additional indebtedness in compliance with the restrictions contained in the indenture and our revolving credit facilities. In addition, $70 million is currently available for borrowing under our revolving
                                         credit facilities.

Optional Redemption..................... We may redeem the new notes, in whole or part, at any time on or after April 1, 2007 at a redemption price equal to
                                         100% of the principal amount thereof plus a premium
                                         described in this prospectus and accrued interest. Prior to
                                         April 1, 2005, we may redeem up to 35% of the notes with
                                         the net cash proceeds of qualified equity offerings. For
                                         more information, see "Description of notes--Optional
                                         redemption."

Change of Control....................... Upon certain change of control events, each holder of notes may require us to repurchase all or a portion of its notes at a purchase price equal to 101% of the principal amount
                                         thereof, plus accrued and unpaid interest. Our ability to
                                         repurchase the notes upon a change of control event will be limited by the terms of our debt agreements, including our senior secured credit facilities. We cannot assure you that we will have the financial resources to repurchase the notes.
                                         See "Description of notes--Repurchase at the option of
                                         holders--Change of control."

Certain Covenants....................... The indenture governing the new notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

                                         . incur additional indebtedness and issue certain capital
                                           stock;

                                         . pay dividends on, redeem or repurchase capital stock;

                                         . make investments;

                                         . sell assets;

                                         . engage in transactions with affiliates;

                                         . create certain liens; and

                                         . consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a
                                           consolidated basis.

                                         These covenants are subject to important exceptions and
                                         qualifications, which are described in the "Description of notes" section in this prospectus.

Absence of a Public Market for the Notes Although the new notes will generally be freely transferable
                                         (subject to certain restrictions discussed in "Description of notes--Registration rights; liquidated damages"), they will
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                                         be a new issue of securities for which there will not initially be a market. Accordingly, there can be no assurance as to the development or liquidity of any market for the new notes.
                                         The initial purchasers have advised us that they currently intend to make a market for the new notes as permitted by
                                         applicable laws and regulations. However, they are not
                                         obligated to do so and may discontinue any such market
                                         making activities at any time without notice.

Form of New Notes....................... The new notes will be represented by one or more permanent global securities deposited with DTC. You will not receive certificates for your new notes unless one of the events
                                         described under the section captioned "Description of
                                         notes--Book-entry, delivery and form--Exchange of global
                                         notes for certificated notes" on page 120 occurs. Instead, beneficial ownership interests in the new notes will be shown on, and transfers of beneficial ownership will be effected only through, book-entry records maintained by DTC.

Risk Factors............................ See "Risk factors" beginning on page 17 for a discussion of factors you should carefully consider before deciding to
                                         participate in the exchange offer.
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                      Summary Consolidated Financial Data

   You should read the following summary consolidated financial data along with the section captioned "Management's discussion and analysis of financial condition and results of operations" and the audited consolidated financial statements and the unaudited condensed consolidated financial statements and the respective related notes included elsewhere in this prospectus. Listed below is a summary of our consolidated statement of operations data for the years ended December 31, 1999, 2000 and 2001, the six months ended September 30, 2001 and the three months ended March 31, 2001 and 2002 for our predecessor, and for the six months ended September 30, 2002, for us, as the successor company. You will also find a summary of our consolidated balance sheet data as at December 31, 2001 for our predecessor and our unaudited condensed consolidated balance sheet data as at September 30, 2002, for us, as the successor company. Historical data have been presented for the three months ended March 31, 2002 and six months ended September 30, 2002, rather than for the nine months ended on such date, because we have had only six months of operating results since our predecessor, Rotech Medical Corporation, emerged from bankruptcy on March 26, 2002. For all periods prior to March 31, 2002, the results of operations and other financial data set forth below refer to the business and operations of our predecessor which, upon emerging from bankruptcy, transferred substantially all of its assets to us in a restructuring transaction accounted for effective as of March 31, 2002. For all periods subsequent to March 31, 2002, the results of operations and other financial data refer to our business and operations, as the successor company to Rotech Medical Corporation. See "Business--Restructuring transaction and related transactions." We have also included a summary of our unaudited pro forma consolidated statement of operations data for the year ended December 31, 2001 and the nine months ended September 30, 2002.

                                                                                                            Successor
                                                            Predecessor Company                              Company
                                  ----------------------------------------------------------------------  -------------
                                                                  Three Months  Six Months   Three Months  Six Months
                                      Year Ended December 31,        Ended         Ended        Ended         Ended
                                  ------------------------------   March 31,   September 30,  March 31,   September 30,
(dollars in thousands, except                                         2001         2001          2002        2002(7)
ratios)                             1999       2000       2001    (unaudited)   (unaudited)  (unaudited)   (unaudited)
-----------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:
Net revenues..................... $586,809  $568,704(1) $614,487    $148,000     $310,475      $154,750     $308,133
Costs and expenses:
 Cost of net revenues:
   Product and supply costs......  126,092   116,063      97,167      24,623       47,518        22,513       45,557
   Patient service equipment
    depreciation.................   27,939    36,723      44,679      10,292       22,006        12,147       25,736
                                  --------  --------    --------    --------     --------      --------     --------
    Total cost of net revenues...  154,031   152,786     141,846      34,915       69,524        34,660       71,293
 Provision for doubtful
   accounts......................   26,791    27,352(1)   20,917       4,620       12,598         3,661        8,407
 Selling, general and
   administrative................  292,601   315,106     329,516      79,678      164,931        84,996      179,705
 Depreciation and
   amortization(2)...............   27,169    50,614      60,736      14,699       30,174         2,839        5,087
 Interest expense (income).......       43       (46)       (322)        (16)        (235)          (17)      22,468
 Provision for settlement of
   government claims(3)..........   15,000     2,176       2,516          --        2,010            --           --
 Provision for inventory
   losses........................       23       211       2,141         434          605           264           --
                                  --------  --------    --------    --------     --------      --------     --------
   Total costs and expenses......  515,658   548,199     557,350     134,330      279,607       126,403      286,960
                                  --------  --------    --------    --------     --------      --------     --------
 Earnings before
   reorganization items,
   income taxes and
   extraordinary items...........   71,151    20,505      57,137      13,670       30,868        28,347       21,173
Reorganization items(4)..........       --    17,191      17,107         309        9,516        29,094        1,494
                                  --------  --------    --------    --------     --------      --------     --------
 Earnings (loss) before
   income taxes and
   extraordinary items...........   71,151     3,314      40,030      13,361       21,352          (747)      19,679
Federal and state income
 taxes (benefit).................   33,860    12,081      30,324      10,121       16,174          (203)       7,871
                                  --------  --------    --------    --------     --------      --------     --------
 Earnings (loss) before
   extraordinary items...........   37,291    (8,767)      9,706       3,240        5,178          (544)      11,808
Extraordinary gain on debt
 discharge.......................       --        --          --          --           --        20,441           --
                                  --------  --------    --------    --------     --------      --------     --------
 Net earnings (loss)(2).......... $ 37,291  $ (8,767)   $  9,706    $  3,240     $  5,178      $ 19,897     $ 11,808
                                  ========  ========    ========    ========     ========      ========     ========
Ratio of earnings to fixed
 charges(5)......................     9.51x     1.40x       6.11x      7.80x        6.42x          0.61x       1.72x

Selected Historical Financial
 Data:
EBITDA(6)........................ $141,325  $110,183    $166,887    $ 39,079     $ 85,428      $ 43,580     $ 74,464
Capital expenditures.............   60,976    71,557      79,765      18,448       44,182        15,299       30,965
Cash flows provided by
 operating activities............  123,722   161,637     116,127      12,452       66,963        33,338       58,673

                                                                                   Pro Forma(8)       Pro Forma(8)
                                                                                    Year Ended     Nine Months Ended
(dollars in thousands, except ratios)                                            December 31, 2001 September 30, 2002
---------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:
Net revenues....................................................................    $  614,487         $  462,883
Costs and expenses
 Cost of net revenues:
   Product and supply costs.....................................................        97,167             68,070
   Patient service equipment depreciation.......................................        40,776             36,907
                                                                                    ----------         ----------
    Total cost of net revenues..................................................       137,943            104,977
 Provision for doubtful accounts................................................        20,917             12,068
 Selling, general and administrative............................................       329,516            264,701
 Depreciation and amortization..................................................        52,330              7,267
 Interest expense (income)......................................................        40,218             32,586
 Provision for settlement of government claims..................................         2,516                 --
 Provision for inventory losses.................................................         2,141                264
                                                                                    ----------         ----------
   Total costs and expenses.....................................................       585,581            421,863
                                                                                    ----------         ----------
 Earnings before reorganizations items, income taxes and extraordinary items....        28,906             41,020
Reorganization items............................................................        17,107             30,588
                                                                                    ----------         ----------
 Earnings (loss) before income taxes and extraordinary items....................        11,799             10,432
Federal and state income taxes (benefit)........................................         8,938              4,268
                                                                                    ----------         ----------
 Earnings (loss) before extraordinary items.....................................    $    2,861         $    6,164
                                                                                    ==========         ==========
Ratio of earnings to fixed charges..............................................         1.24x              1.26x

Selected Historical Financial Data:
EBITDA(6).......................................................................    $  166,887         $  118,044

                                                                                                     September 30,
                                                                                   December 31,         2002(7)
(dollars in thousands)                                                                 2001           (unaudited)
---------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Current assets..................................................................    $  174,630         $  147,340
Working capital.................................................................       135,116            101,360
Total assets....................................................................     1,228,696          1,070,853
Total debt, including current portion...........................................            --            494,000
Convertible redeemable preferred stock..........................................            --              5,233
Shareholder's equity............................................................       688,096            506,575

--------
(1) We experienced a deterioration in the aging of certain receivables during 2000 due to a variety of factors including the operational effects of the bankruptcy filing. Some of the factors that negatively affected the billing and collections process include increased loss of office and other personnel, problems experienced in the closure and consolidation of billing locations and systems, and personnel shortages and the competing time demands required in normalizing relations with payors and addressing a variety of vendor issues. In the fourth quarter of 2000, management performed a study and analysis of these issues and their effect, and performed a re-evaluation of the allowance for doubtful accounts and contractual adjustments. Accordingly, we recorded an increase to the provision for bad debts of $5 million and an increase to contractual adjustments of $15 million in the fourth quarter of 2000.

(2) In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. We adopted the provisions of SFAS No. 142 effective January 1, 2002. Had SFAS No. 142 been in effect for the years ended December 31, 1999, 2000 and 2001, amortization of goodwill would have been reduced by $18.9 million, $41.0 million and $47.8 million, respectively and net earnings for such periods would have increased by $15.9 million, $35.4 million and $42.2 million, respectively. Had SFAS No. 142 been in effect for the three months ended March 31, 2001 and the six months ended September 30, 2001, amortization of goodwill would have been reduced by $12.0 million and $23.9 million, respectively, and net earnings for such periods would have increased by $10.6 million and $21.1 million, respectively.

(3) In February 2002, we settled all outstanding government litigation and pre-petition and certain post-petition claims arising from Medicare payments made to certain of our operating centers as well as claims in unliquidated amounts for a cash settlement of $17 million. In addition, on February 13, 2002, IHS and its subsidiaries, including us, entered into a stipulation with the Centers for Medicare and Medicaid Services, or CMS, whereby CMS was permitted to off set certain underpayments to IHS with certain overpayments to us in exchange for a full release of all CMS claims against IHS and its subsidiaries, including us, to the effective date of the stipulation. The Bankruptcy Court signed the stipulation on April 12, 2002.

    In 1999, we recorded a provision of $15 million based on a preliminary evaluation of the government's estimated claims. We revised this estimate and recorded an additional provision of $2 million in 2001; related legal costs incurred were $2.2 million in 2000 and $0.5 million in 2001. See also note 1 to the audited financial statements.

(4) During the years ended December 31, 2000 and 2001, the six months ended September 30, 2001 and the three months ended March 31, 2001 and March 31, 2002 and the six months ended September 30, 2002, we recorded the reorganization items set forth below. We have also included a summary of reorganization items on a pro forma basis for the nine months ended September 30, 2002.

                                                                                                        Successor
                                                           Predecessor Company                           Company      Pro Forma
                                    ----------------------------------------------------------------- ------------- Combined for
                                        Year         Year     Three Months  Six Months   Three Months  Six Months    Nine Months
                                       Ended        ended        Ended         Ended        Ended         Ended         Ended
                                    December 31, December 31,  March 31,   September 30,  March 31,   September 30, September 30,
(dollars in thousands)                  2000         2001         2001         2001          2002         2002          2002
---------------------------------------------------------------------------------------------------------------------------------
Severance and terminations.........   $ 3,470      $   753        $215        $  561       $   837       $   --        $   837
Legal, accounting and consulting
 fees..............................       325        3,815          --           981           175          497            672
Loss on sale/leaseback of vehicles.        --           --          --            --         4,686          169          4,855
Priority tax claim allowed.........        --           --          --            --        14,000           --         14,000
Administrative expense claims
 allowed...........................        --           --          --            --         7,800           --          7,800
Loss on closure of discontinued
 branch operations and
 discontinued product lines,
 long-term incentive compensation
 and other charges resulting from
 reorganization and restructuring..    13,396       12,539          94         7,974         1,596          828          2,424
                                      -------      -------        ----        ------       -------       ------        -------
                                      $17,191      $17,107        $309        $9,516       $29,094       $1,494        $30,588
                                      =======      =======        ====        ======       =======       ======        =======

    For further information, see note 1 to the audited financial statements for the years ended December 31, 1999, 2000 and 2001, and note 3 to the unaudited condensed consolidated financial statements for the six months ended September 30, 2001 and three months ended March 31, 2001 and March 31, 2002 and six months ended September 30, 2002.

(5) See "Ratio of earnings to fixed charges" on page 31 of this prospectus.

(6) EBITDA is defined as earnings from continuing operations before interest, income taxes, depreciation and amortization and nonrecurring items (including reorganization items (primarily restructuring charges), provisions for inventory losses, provisions for settlement of government claims and extraordinary items). EBITDA is commonly used as an analytical indicator within the health care industry, and serves as a measure of leverage capacity and debt service ability. EBITDA should not be considered as a measure of financial performance under generally accepted accounting principles, and the items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies. A reconciliation of net earnings to EBITDA for each period is presented below.

Reconciliation of Net Earnings to EBITDA

                                                                                                                  Pro Forma for
                         Year         Year         Year     Three Months  Six Months   Three Months  Six Months    Nine Months
                        Ended        Ended        Ended        Ended         Ended        Ended         Ended         Ended
                     December 31, December 31, December 31,  March 31,   September 30,  March 31,   September 30, September 30,
                         1999         2000         2001         2001         2001          2002         2002          2002
                     ------------ ------------ ------------ ------------ ------------- ------------ ------------- -------------
Net earnings (loss).   $ 37,291     $ (8,767)    $  9,706     $ 3,240       $ 5,178      $ 19,897      $11,808      $ 26,605
Income taxes
 (benefit)..........     33,860       12,081       30,324      10,121        16,174          (203)       7,871         4,268
Interest expense
 (income)...........         43          (46)        (322)        (16)         (235)          (17)      22,468        32,586
Depreciation &
 amortization.......     55,108       87,337      105,415      24,991        52,180        14,986       30,823        44,174
Provision for
 settlement of
 government claims..     15,000        2,176        2,516          --         2,010            --           --            --
Provision for
 inventory losses...         23          211        2,141         434           605           264           --           264
Reorganization items         --       17,191       17,107         309         9,516        29,094        1,494        30,588
Extraordinary items.         --           --           --          --            --       (20,441)          --       (20,441)
                       --------     --------     --------     -------       -------      --------      -------      --------
EBITDA..............   $141,325     $110,183     $166,887     $39,079       $85,428      $ 43,580      $74,464      $118,044
                       ========     ========     ========     =======       =======      ========      =======      ========

(7) We adopted fresh-start reporting upon our emergence from bankruptcy, effective as of March 31, 2002. Under fresh-start reporting, our reorganization value is allocated to our assets based on their respective fair values in conformity with the purchase method of accounting for business combinations; any portion not attributed to specific tangible or identified intangible assets are reported as an intangible asset referred to as "reorganization value in excess of value of identifiable assets." In adopting fresh-start reporting, we engaged an independent financial advisor to assist in the determination of the reorganization value or fair value of the entity.

    Not all of the valuations required to determine the fair value of our assets have been performed and, accordingly, the adjustments reflected in the data are preliminary and subject to further revisions and adjustments. We have arranged to obtain valuations of significant assets and, upon completion of this process, the reorganization value will be allocated to specific assets. It is anticipated that there will be reductions in the carrying values of certain assets, and the fair value of certain other assets may exceed the carrying values. Accordingly, the final valuation could result in materially different amounts and allocations of reorganization value from the amount and allocations presented in this prospectus. See "Risk factors--Since our financial statements reflect fresh-start reporting adjustments made upon our predecessor's emergence from bankruptcy, information reflecting our results of operations and financial condition will not be comparable to prior periods of our predecessor," note 18 to the audited financial statements for the years ended December 31, 1999, 2000 and 2001 and note 6 to the unaudited condensed consolidated financial statements for the six months ended September 30, 2001 and three months ended March 31, 2001 and March 31, 2002 and six months ended September 30, 2002 included elsewhere in this prospectus.

    In connection with our adoption of fresh-start accounting, we have obtained valuations of the patient service equipment and have reconsidered the estimated useful lives for this equipment and our other fixed assets. The new basis of patient service equipment, furniture and office equipment, and vehicles at March 31, 2002 are being depreciated over their respective remaining useful lives at that date, using the weighted average life of the asset groups, which approximates four years. Purchases of such property and equipment since March 31, 2002 are being depreciated over five years for patient service equipment, three years for computer equipment and five years for vehicles; leasehold improvements and furniture and equipment are unchanged. The effect of this change in estimate for the six months ended September 30, 2002 was to increase depreciation by $589.

(8) The summary of our unaudited pro forma consolidated statement of operations data for the nine months ended September 30, 2002 combines the results of operations of our predecessor for the three months ended March 31, 2002 and our results of operations, as successor, for the six months ended September 30, 2002. In addition, such pro forma financial data gives effect to the consummation of Rotech Medical Corporation's plan of reorganization, including the $200 million senior secured term loan, the sale of the $300 million 9 1/2% Senior Subordinated Notes due 2012 and application of the net proceeds therefrom, the implementation of "fresh-start" reporting and the consummation of the restructuring as if such transactions had occurred on the first day of such fiscal period. The pro forma financial data do not purport to be indicative of our future operating results.

    The pro forma information should be read in conjunction with our unaudited pro forma consolidated statements of operations data and the accompanying notes included in this prospectus. See the section captioned "Unaudited pro forma consolidated statements of operations data" beginning on page 38.

                                 RISK FACTORS

   You should carefully consider the risks described below before participating in the exchange offer, in addition to the other information discussed in this prospectus. Additional risks and uncertainties not currently known to us or that we currently consider to be immaterial may also materially and adversely affect our business operations. If any of the following risks actually occur, we could be materially adversely affected. In such case, you may lose all or part of your investment.

Risks relating to our business

  A substantial percentage of our revenue is attributable to Medicare and, to a lesser extent, Medicaid. Our business may be significantly impacted by changes in reimbursement policies and other legislative initiatives aimed at reducing health care costs associated with these programs.

   A substantial percentage of our revenue is attributable to Medicare and, to a lesser extent, Medicaid. The remainder of our billings are paid by other third-party payors, including private insurers, and by the patients themselves. Medicare, Medicaid and other federally funded programs (primarily Veterans Administration contracts) accounted for 64.7% of our revenues for fiscal 2000 and 66.9% of our revenues for fiscal 2001.

   Reimbursement from Medicare, Medicaid and other government programs is subject to federal and state statutory and regulatory requirements, administrative rulings, interpretations of policy, implementation of reimbursement procedures, retroactive payment adjustments and governmental funding restrictions. Our levels of revenue and profitability, like those of other health care companies, are affected by the continuing efforts of government payors to contain or reduce the costs of health care by lowering reimbursement rates.

   Rotech Medical Corporation's business was significantly impacted by the Balanced Budget Act of 1997, or BBA 97, which reduced Medicare reimbursement rates for home oxygen therapy and respiratory drugs by 25% and 5%, respectively, effective January 1, 1998. An additional reimbursement reduction of 5% on home oxygen therapy became effective on January 1, 1999. The BBA 97 also imposed a freeze on Consumer Price Index-based reimbursement rate increases for 1998 through 2002. The Medicare Balanced Budget Refinement Act of 1999, or BBRA, and the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000, or BIPA, provide some relief from the Consumer Price Index-based reimbursement rate freeze and other provisions contained in the BBA
97. However, these measures did not restore reimbursement rates to their prior levels. In addition, further reimbursement reductions may be made in the future.

   The Department of Health and Human Services, or DHHS, has held discussions regarding, and continues to review a possible reduction in, reimbursement by Medicare for certain pharmaceuticals, including nebulizer medications. In September 2001, the United States General Accounting Office issued a report which suggested that the price paid by Medicare for nebulizer medications is significantly higher than the average price paid for these medications by other participants in the health care industry. We are unable to predict with certainty whether any reduction in reimbursement by Medicare for nebulizer medications will occur or the possible extent of any such reduction. A reduction in reimbursement by Medicare for nebulizer medications could cause our revenues and profitability to decline.

   The BBA 97 also made it easier for states to reduce their Medicaid reimbursement levels. In some cases, states have enacted or are considering enacting measures that are designed to reduce their Medicaid expenditures.

   The BBA 97 also mandated that the Centers for Medicare and Medicaid Services, or CMS (formerly known as the Health Care Financing Administration, or HCFA), conduct competitive bidding demonstrations for certain Medicare services, two of which are currently being conducted. The competitive bidding demonstrations could provide CMS and Congress with a model for implementing competitive pricing in all Medicare programs. In June 2002, the House of Representatives passed a bill that contained a Medicare reimbursement package. The bill included a provision requiring certain Medicare programs, including durable medical equipment suppliers, to compete for Medicare contracts. A similar bill is currently pending in the Senate. If such a competitive bidding system were implemented, it could result in lower reimbursement rates, exclude certain items and services from coverage or impose limits on increases in reimbursement rates.

   Our business may be significantly impacted by changes in reimbursement policies and other legislative initiatives aimed at reducing health care costs associated with Medicare and Medicaid. Payments from governmental or private payors may not remain at levels comparable to present levels and, in the future, may not be sufficient to cover costs allocable to patients eligible for reimbursement pursuant to these programs. Our financial condition and results of operations may be affected by the reimbursement process, which in the health care industry is complex and can involve lengthy delays between the time that we submit a claim for reimbursement to a payor and the time that the reimbursement amounts are settled and received by us.

   We are subject to periodic audits by Medicare and Medicaid programs, and the oversight agencies for these programs have rights and remedies they can assert against us if they determine we have overcharged the programs or failed to comply with program requirements. These agencies could seek to require us to repay any overcharges or amounts billed in violation of program requirements, or could make deductions from future amounts otherwise due to us from these programs. We could also be subject to fines, criminal penalties or program exclusions.

   Private payors also reserve rights to conduct audits and make monetary adjustments. See "Business--Government regulation" for a discussion of recent efforts by government payors to reduce health care costs.

  Failure to maintain current levels of collectibility of our accounts receivable would likely have a significant negative impact on our profitability and cash flow.

   Billing and collection for our services is a complex process requiring constant attention and involvement by senior management and ongoing enhancements to information systems and billing center operating procedures.

   We are paid for our services by various payors, including patients, insurance companies, Medicare, Medicaid and others, each with distinct billing requirements. We recognize revenue when we provide services to patients. However, our ability to collect these receivables is dependent on our submissions to payors of accurate and complete documentation. In order for us to bill and receive payment for our services, the physician and the patient must provide appropriate billing information. Following up on incorrect or missing information generally slows down the billing process and the collection of accounts receivable. Failure to meet the billing requirements of the different payors could result in a decline of our revenues, profitability and cash flow.

   Further, even if our billing procedures comply with all third-party payor requirements, some of our payors may experience financial difficulties or may otherwise not pay accounts receivable when due, which would result in increased write-offs or provisions for doubtful accounts. There can be no assurance that we will be able to maintain our current levels of collectibility or that third-party payors will not experience financial difficulties. If we are unable to collect our accounts receivable on a timely basis, our revenues, profitability and cash flow likely will decline.

   In addition, in connection with our ongoing consolidation of billing centers, we have experienced in the past short-term disruptions in our operations and collection efforts. If we experience such disruptions in the future, our revenues, profitability and cash flow may decline.

  Our business, including our participation in the Medicare and Medicaid program, is subject to extensive laws and government regulations. Failure by us to comply with these laws and regulations could subject us to severe sanctions and have a significant negative impact on our operations.

   We are subject to stringent laws and regulations at both the federal and state levels, including with respect to:

  .   billing matters including substantiation and record keeping requirements;

  .   prohibitions on fraud and abuse, kickbacks, rebates and fee splitting;

  .   licensing and certification requirements;

  . confidentiality, privacy and security issues in connection with medical records and patient information;

  .   relationships with physicians and other referral sources;

  .   operating policies and procedures;

  .   qualifications of health care and support personnel;

  .   quality of durable medical equipment and other medical equipment;

  . handling, distribution and disposal of pharmaceutical products and medical waste;

  .   quality assurance; and

  .   occupational safety.

   Existing United States laws governing Medicare and state health care programs such as Medicaid, as well as similar laws enacted in many states, impose a broad variety of prohibitions on soliciting, receiving, offering or paying, directly or indirectly, any form of remuneration, payment or benefit for the referral of a patient for services or products reimbursable by Medicare or a state health care program. The federal government has published regulations that provide exceptions or "safe harbors" for business transactions that will be deemed not to violate these prohibitions. Violation of these prohibitions may result in civil and criminal penalties and exclusion from participation in Medicare and state health care programs.

   The federal and state "Stark Laws" impose a broad range of restrictions upon referring physicians (and their immediate family) and providers of certain designated health services under Medicare and state health care programs, including restrictions on financial relationships between the referring physicians and the providers of the designated health care services. Services which we provide are classified as designated health services and fall within the regulatory scope of the Stark Laws. Significant criminal, civil and administrative penalties may be imposed for violation of these laws.

   We are also subject to strict licensing and safety requirements by the federal government and many states. Furthermore, many state laws prohibit physicians from sharing professional fees with non-physicians and prohibit non-physician entities, such as us, from practicing medicine and from employing physicians to practice medicine.

   In addition, both federal and state government agencies have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of health care companies, as well as their executives and managers. These investigations relate to a wide variety of matters, including referral and billing practices. Further, amendments to the False Claims Act have made it easier for private parties to bring "qui tam" whistleblower lawsuits against companies. Some states have adopted similar state whistleblower and false claims provisions.

   The Office of the Inspector General of the DHHS and the Department of Justice, or DOJ, have, from time to time, established national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Some of our activities could become the subject of governmental investigations or inquiries. We have recently entered into a settlement agreement with the DOJ and the DHHS to settle claims against Rotech Medical Corporation relating to certain Medicare and Medicaid billings. In addition, we or our executives could be included in other governmental investigations or named as defendants in private litigation, resulting in adverse publicity against us.

   If we fail to comply with these laws and regulations, we could be subject to civil and/or criminal penalties, demands from the government for refunds or recoupment of amounts previously paid to us by the government, facility shutdowns and possible exclusion from participation in federal health care programs such as Medicare and Medicaid, any of which could have a significant negative impact on our operations. Some statutes and regulations, principally in the area of billing, have not been interpreted by the courts and may be interpreted or

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

applied in a manner that might adversely affect us. In addition, changes in health care law, new interpretations of existing laws, or changes in payment methodology may have a dramatic effect on our business and results of operations.

  Lack of accreditation of our operating centers by the Joint Commission on Accreditation of Healthcare Organizations could result in a decline in our revenues.

   The Joint Commission on Accreditation of Healthcare Organizations, or JCAHO, is a nationally recognized organization which develops standards for various health care industry segments and monitors compliance with those standards through voluntary surveys of participating providers. Accreditation by JCAHO entails a lengthy review process that is conducted at least every three years. Since accreditation is expensive and time consuming, not all providers choose to undergo the process. We believe that JCAHO accreditation not only is indicative of our commitment to providing consistently high quality equipment and services, but that it also provides us with a significant competitive advantage over our competitors who do not seek or have not received accreditation. If our operating centers that are not yet accredited by JCAHO do not ultimately become JCAHO accredited, or if future reviews by JCAHO do not result in continued accreditation of our operating centers, we would likely experience a decline in our revenues.

  If we fail to comply with our Corporate Integrity Agreement or the terms of our settlement with the federal government, we could be subject to severe sanctions and be excluded from participating in federal and state health care programs, as well as adverse publicity, which could result in a material decrease in our revenue and seriously undermine our ability to compete for business, negotiate acquisitions, hire new personnel and otherwise conduct our business.

   On February 11, 2002, Rotech Medical Corporation entered into a Corporate Integrity Agreement with the DHHS. We have assumed the obligations under this agreement (and the settlement with the federal government) in connection with the restructuring described under "Business--Restructuring transaction and related transactions." Under the Corporate Integrity Agreement, which was entered into in connection with settlement of claims made against Rotech Medical Corporation by the federal government, Rotech Medical Corporation agreed to implement procedures designed to ensure compliance with the requirements of Medicare, Medicaid and all other federal health care programs. The Corporate Integrity Agreement is effective for five years. Failure by us to comply with the Corporate Integrity Agreement could subject us to substantial monetary penalties, exclusion from participation in federal health care programs, as well as adverse publicity, which could seriously undermine our ability to compete for business, negotiate acquisitions, hire new personnel and otherwise conduct our business, and could result in a deterioration in our financial condition and results of operations. See "Business--Corporate integrity agreement" for a more detailed description of the terms of the Corporate Integrity Agreement.

  Since our financial statements reflect fresh-start reporting adjustments made upon our predecessor's emergence from bankruptcy, information reflecting our results of operations and financial condition will not be comparable to prior periods of our predecessor.

   Upon our predecessor's emergence from bankruptcy, we adopted fresh-start reporting. Under fresh-start reporting, our reorganization value is allocated to our assets based on their respective fair values in conformity with the purchase method of accounting for business combinations. Any portion not attributed to specific tangible or identified intangible assets is reported as an intangible asset referred to as "reorganization value in excess of value of identifiable assets." In adopting fresh-start reporting, we engaged an independent financial advisor to assist in the determination of the reorganization value or fair value of the entity. Not all of the valuations required to determine the fair value of our assets have been performed and, accordingly, the adjustments reflected in this prospectus are preliminary and subject to further revisions and adjustments. We have arranged to obtain valuations of significant assets and, upon completion of this process, the reorganization value will be allocated to specific assets. It is anticipated that there will be reductions in the carrying values of certain assets, and the fair value of certain other assets may exceed the carrying values. Accordingly, the final valuation could result in materially different amounts and allocations of reorganization value from the amount

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

and allocations presented in this prospectus. Furthermore, the book value of our fixed assets and amortization schedules has changed. Accordingly, you will not be able to compare certain information reflecting our results of operations and financial condition to those of our predecessor for periods prior to its emergence from bankruptcy.

  We recently uncovered a pattern of falsified bulk sales of equipment to the Department of Veterans Affairs, as well as certain improperly recorded revenues from non-bulk VA service contracts.

   In late June 2002, we discovered that an independent contractor (who was also a former employee) had falsified certain bulk sales to the Department of Veterans Affairs ("VA") by fabricating documentation for nonexistent sales of medical equipment in bulk to the VA. Upon learning of these falsified sales, we promptly:

  . brought the matter to the attention of the relevant government authorities;

  .   terminated the independent contractor;

  . retained a nationally recognized law firm and a government contracts consulting firm to conduct a comprehensive internal investigation; and

  . commenced working with our independent certified public accountants to determine the appropriate accounting treatment.

   The investigation confirmed the existence of a pattern of falsified bulk sales of equipment to the VA, as well as certain improperly recorded revenues from non-bulk VA service contracts. The total of the falsified sales was originally recorded to our books and records as net revenue of $30.4 million. Of this amount, $14.8 million was recorded during the six-month period from October 1, 2001 to March 31, 2002. In addition, $8.1 million of receivables associated with non-bulk VA service contracts have been reversed. In connection with the investigation, we have recovered approximately $12.5 million of medical equipment inventory, virtually all of which is in resalable condition. Although we have concluded our investigation, it is possible that our investigation did not uncover every instance of fraudulent activity.

   As a result of the investigation, we restated our consolidated financial statements for each of the years ended December 31, 1999, 2000 and 2001 and for the three months ended March 31, 2002. The restatement reflects a net after-tax charge of $14.1 million over a three-year period. The principal adjustments comprising the restatements are summarized in the section captioned "Business--Restatement of financial results" on page 86 of this prospectus.

   The consultants who assisted us with the investigation made certain recommendations to improve controls for our non-core businesses to supplement our existing procedures for our core business. Although we are currently implementing their recommendations, including stricter segregation of employee responsibilities, enhanced government contracts administration and ongoing internal financial audits, the implementation of these recommendations may not be adequate to prevent all future occurrences of any similar fraudulent activity by any other independent contractors, agents or employees.

  From 1997 until its emergence from bankruptcy, our predecessor, Rotech Medical Corporation operated as a wholly-owned subsidiary of Integrated Health Services, Inc., which also filed for bankruptcy protection in February 2000. It is possible that our prior affiliation with IHS, the bankruptcy proceeding or the separation from IHS will adversely affect our operations going forward.

   From September 1981 until October 1997, our predecessor, Rotech Medical Corporation operated as an independent company. In October 1997, Rotech Medical Corporation was acquired by and became a wholly-owned subsidiary of IHS, a large publicly-held provider of post-acute and related specialty health care services and products and became its wholly-owned subsidiary. On February 2, 2000, IHS and substantially all its subsidiaries, including Rotech Medical Corporation, filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"). The plan of reorganization of Rotech Medical Corporation was confirmed by the Bankruptcy Court on February 13, 2002 and became effective on March 26, 2002. We believe that filing for bankruptcy protection adversely affected Rotech Medical Corporation's ability to obtain patient referrals and to attract and retain employees. Although we are no longer a subsidiary of IHS, Rotech Medical Corporation's prior affiliation with IHS or the fact that Rotech Medical Corporation was involved in its own bankruptcy proceeding could continue to adversely affect our ability to obtain patient referrals and attract and retain employees in the future.

   In addition, as a subsidiary of IHS, we relied on IHS for certain services, including integrated cash management services and insurance coverage. Consequently, we may incur increased costs as a stand-alone company than those incurred as a subsidiary of IHS and reflected in our historical financial statements. Further, IHS also provided Rotech Medical Corporation with some of the capital it used to make acquisitions. It is possible that our separation from IHS could result in increased costs in our operations going forward.

  If we do not comply with laws and regulations governing the confidentiality of medical information, we could be subject to criminal penalties and civil sanctions.

   In 1996, the Health Insurance Portability and Accountability Act (HIPAA) was enacted to, among other things, protect the security and privacy of individually identifiable health information maintained or transmitted by health care providers, health plans and health care clearinghouses.

   HIPAA requires us to comply with standards for the exchange of health information within our company and with third parties, such as payors, business associates, and patients. These include standards for common health care transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures; unique identifiers for providers, employers, health plans and individuals; security; privacy; and enforcement. To date, the DHHS has released two standards, one governing health care transactions and the second relating to the privacy of individually identifiable health information pursuant to which all patient identifiable health information must be maintained in confidence and may not be disclosed without the consent or authorization of the patient except under certain permitted circumstances. Rules governing the security of health information have been proposed but not finalized. We generally have two years from the effective date of these standards to comply. We have to comply by October 16, 2003 for the transaction standards, and by April 14, 2003 for the privacy standards. While the government intended this legislation to reduce administrative expenses and burdens for the health care industry, the law may require significant and costly changes for us. If we fail to comply with these standards, we could be subject to criminal penalties and civil sanctions.

  In addition to cost containment initiatives associated with Medicare and Medicaid, we are affected by continuing efforts by private third-party payors to control their costs. If we lower our prices due to pricing pressures from private third-party payors, our results of operations and financial condition would likely deteriorate.

   Private payors continually seek to control the cost of providing health care services through direct contracts with health care providers, increased oversight and greater enrollment of patients in managed care programs and preferred provider organizations. These private payors are increasingly demanding discounted fee structures and the assumption by the health care provider of all or a portion of the financial risk. Reimbursement payments under private payor programs may not remain at current levels and may not be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs, and we may suffer deterioration in pricing flexibility, changes in payor mix and growth in operating expenses in excess of increases in payments by private third-party payors. We may be compelled to lower our prices due to increased pricing pressures, which could cause our results of operations and financial condition to deteriorate.

  If we lose relationships with managed care organizations and other third-party payors, we could lose access to patients and our revenue would likely decline.

   Managed care organizations and other third-party payors have continued to consolidate in order to enhance their ability to influence the delivery of health care services and to build volume that justifies discounted prices. Consequently, the health care needs of a large percentage of the United States population are now provided by a small number of managed care organizations and third-party payors. These organizations, including the Veterans

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

Administration, generally enter into service agreements with a limited number of providers for needed services. To the extent such organizations terminate agreements with us as a preferred provider and/or engage our competitors as a preferred or exclusive provider, our business could be materially adversely affected. If we lose relationships with managed care organizations and other third-party payors, including the Veterans Administration, we could lose access to patients and our revenue would likely decline.

  If we fail to cultivate new or maintain established relationships with the physician referral sources, our revenues may decline.

   Our success, in part, is dependent upon referrals and our ability to maintain good relations with physician referral sources. Physicians referring patients to us are not our employees, and are free to refer their patients to our competitors. If we are unable to successfully cultivate new referral sources and maintain strong relationships with our current referral sources, our revenues may decline.

  We experience competition from numerous other home medical equipment providers, and this competition could result in a deterioration in our revenues and our business.

   The home medical equipment market is highly competitive and divided among a large number of providers, some of which are national providers but most of which are either regional or local providers.

   We believe that the primary competitive factors are availability of personnel and quality considerations such as responsiveness, the technical ability of the professional staff and the ability to provide comprehensive services. The home medical equipment market is extremely fragmented with approximately 2,000 providers. Some of our competitors may now or in the future have greater financial or marketing resources than we do. Our largest national home medical equipment provider competitors are Apria Healthcare Group, Inc., Lincare Holdings, Inc. and American Home Patient, Inc. The rest of the market consists of several medium-size competitors, as well as hundreds of smaller companies with under $5 million in revenues. There are relatively few barriers to entry in local home health care markets. The competitive nature of the home medical equipment environment could result in a deterioration in our revenues and our business.

  Our business and growth strategies will require additional capital, which we may not be able to raise on terms satisfactory to us, if at all.

   Our business requires us to make significant capital expenditures relating to the purchase and maintenance of the medical equipment used in our business. In the year ended December 31, 2001, Rotech Medical Corporation's capital expenditures were $79.8 million, representing 13.0% of its revenues. In addition, we plan to pursue our growth strategy in part through acquisitions or start-ups, as competitive and pricing pressures encourage consolidation and economies of scale. We may need to incur indebtedness and/or sell equity securities, from time to time, to fund such capital expenditures. Sufficient financing may not be available to us on terms satisfactory to us, if at all.

  Our growth strategy includes acquisitions. If we fail to implement our acquisition growth strategy as intended, or incur unknown liabilities for the past practices of acquired companies, our results of operations could deteriorate.

   An element of our growth strategy is expansion through the acquisition of smaller health care companies primarily in non-urban markets. Our competitors may acquire or seek to acquire many of the facilities that would also be suitable acquisition candidates for us. This competition could limit our ability to grow by acquisition or increase the cost of our acquisitions. If we are not able to acquire any smaller health care companies that meet our target criteria on satisfactory terms, or at all, we may not meet the goals of our growth strategy.

   If we are able to acquire additional companies, there can be no assurance that we will be able to integrate such companies successfully or manage our expanded operations effectively and profitably. The process of integrating newly acquired businesses may be costly and disruptive. Our operational, financial and management systems may be incompatible with or inadequate to cost-effectively integrate and manage the acquired systems. As a result, billing practices could be interrupted and cash collections on the newly acquired business could be delayed pending conversion of patient files onto our billing systems and receipt of provider numbers from government payors. The integration may place significant demands on our management, diverting their attention from our existing operations. If we are not successful in integrating acquired businesses, our results of operations would likely decline.

   We may acquire businesses with unknown or contingent liabilities, including liabilities for failure to comply with health care laws and regulations. We have policies to conform the practices of acquired facilities to our standards and applicable law and generally intend to seek indemnification from prospective sellers covering these matters. We may, however, incur material liabilities for past activities of acquired businesses.

  If we do not maintain effective and efficient information systems, our operations may be disrupted.

   Our operations are dependent on the continued and uninterrupted performance of our information systems. Failure to maintain reliable information systems or disruptions in our information systems could cause disruptions in our business operations, including billing and collections, loss of existing patients and difficulty in attracting new patients, patient and payor disputes, regulatory problems, increases in administrative expenses or other adverse consequences, any or all of which could disrupt our operations.

  We are highly dependent on our key personnel

   Our performance is substantially dependent on the performance and continued efforts of our senior management team, especially our new President and Chief Executive Officer, Philip L. Carter. We do not carry key person life insurance on any of our personnel. The loss of the services of any of our executive officers or other key employees could result in a decline in our business, results of operations and financial condition.

  Our business operations are labor intensive. If we are not able to hire enough additional management and other personnel, or if costs of compensation or employee benefits increase substantially, our ability to deliver equipment and services effectively could suffer and our profitability would likely decline.

   The success of our business depends upon our ability to attract and retain highly motivated, well-qualified management and other personnel. Our highest cost is in the payment of salaries to our approximately 5,700 full time employees. We face significant competition in the recruitment of qualified employees, which has caused increased salary and wage rates. If we are unable to recruit or retain a sufficient number of qualified employees, or if the costs of compensation or employee benefits increase substantially, our ability to deliver services effectively could suffer and our profitability would likely decline.

  If holders of a significant number of shares of our common stock were to act as a group, such holders may be in a position to control certain aspects of our business operations.

   Pursuant to Rotech Medical Corporation's plan of reorganization, substantially all shares of our common stock were distributed to Rotech Medical Corporation for further distribution to Rotech Medical Corporation's creditors. If holders of a significant number of these shares were to act as a group, such holders may be in a position to control the outcome of actions requiring shareholder approval, including the election of directors. Immediately after the distribution of our stock to our predecessor's creditors, the five largest holders of our common stock held in the aggregate approximately 42% of our outstanding common stock.

  We may write-off intangible assets, such as goodwill.

   Intangible assets represent the excess of cost over fair value of assets acquired and liabilities assumed of purchased operations. As a result of the implementation of "fresh-start" reporting, the assets and liabilities of Rotech Medical Corporation have been revalued, and its intangible asset value was approximately $677.5 million as of September 30, 2002. Any future acquisitions by us will likely result in the recognition of additional intangible assets.

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

   On an ongoing basis, we evaluate, based upon projected undiscounted cash flows, whether facts and circumstances indicate any impairment of value of intangible assets. As circumstances after an acquisition can change, the value of intangible assets may not be realized by us. If we determine that a significant impairment has occurred, we would be required to write-off the impaired portion of the unamortized intangible assets, which could have a material adverse effect on our results of operations in the period in which the write-off occurs.

  We may be subject to claims arising from investigations and legal proceedings, which could have a significant negative impact on our results of operations and profitability.

   The nature of our business subjects us to litigation in the ordinary course of our business. In addition, we are from time to time involved in other legal proceedings. Although the claims made against our predecessor prior to the date it filed for bankruptcy protection have been satisfied in accordance with the terms of its plan of reorganization or in connection with settlement agreements that were approved by the Bankruptcy Court prior to its emergence from bankruptcy (including all federal claims), any pending or future proceeding may have a significant negative impact on our results of operations and profitability.

   States in other bankruptcy cases have challenged whether their claims could be discharged in a federal bankruptcy proceeding if they never made an appearance in the case. This issue has not been finally settled by the United States Supreme Court. Therefore, our predecessor's emergence from bankruptcy may not result in a discharge of all state claims against us with respect to periods prior to the date it filed for bankruptcy protection. Any such claim not discharged could result in a decline in our financial condition and profitability.

  If the coverage limits on our insurance policies are inadequate to cover our liabilities or our insurance costs continue to increase, our financial condition and results of operations would likely decline.

   Participants in the health care industry, including us, are subject to substantial claims and litigation in the ordinary course, often involving large claims and significant defense costs. As a result of the liability risks inherent in our lines of business we maintain liability insurance intended to cover such claims.

   From 1997 until its emergence from bankruptcy, our predecessor was covered by insurance policies held by IHS. In connection with the plan of reorganization and the separation from IHS' operations, we have obtained our own insurance policies, including general liability coverage. The policies contain various levels of deductibles and self-insured retentions and provide us with protection against claims alleging bodily injury or property damage arising out of our operations. They have total coverage limits of approximately $50 million per occurrence and $50 million in the aggregate annually. The policies are subject to annual renewal. The coverage limits of our insurance policies may not be adequate, and we may not be able to obtain liability insurance in the future on acceptable terms or at all. In addition, we have been advised by our insurance carrier that our insurance premiums will be subject to increases in the future, which increases may be material. If the coverage limits are inadequate to cover our liabilities or our insurance costs continue to increase, our financial condition and results of operations would likely decline.

  Rotech Medical Corporation's auditors' report contains an explanatory paragraph stating that Rotech Medical Corporation's filing for bankruptcy protection raised substantial doubt about its ability to continue as a going concern.

   The report of Rotech Medical Corporation's independent auditors on its consolidated financial statements appearing in this prospectus contains an explanatory paragraph relating to Rotech Medical Corporation's ability to continue as a going concern. In connection with the plan of reorganization, we were the successor to the business and operations of Rotech Medical Corporation. Although we believe that the basis for the explanatory paragraph relating to Rotech Medical Corporation's ability to continue as a going concern no longer exists, we cannot assure you that the explanatory paragraph will be removed from such independent auditor's report.

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

Risks relating to the notes

  We have substantial outstanding indebtedness, which could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

   As of September 30, 2002, our total consolidated long-term debt (including current maturities) accounted for approximately 50% of our total capitalization.

   The degree to which we are leveraged could have important consequences to you, because:

  . it could affect our ability to satisfy our obligations under the new notes;

  . a substantial portion of our cash flow from operations will be required to be dedicated to interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;

  .   our ability to obtain additional financing in the future may be impaired;

  . we may be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

  . our flexibility in planning for, or reacting to, changes in our business and industry may be limited;

  . it may make us more vulnerable in the event of a downturn in our business, our industry or the economy in general; and

  . we are more vulnerable to interest rate fluctuations because much of our debt is subject to variable interest rates.

   Our ability to make payments on and to refinance our debt, including the notes, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, business, financial, competitive, legislative, regulatory and other factors that are beyond our control.

   Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us under credit facilities in an amount sufficient to enable us to pay our debt, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our debt, including the notes, on or before maturity. We may not be able to refinance any of our debt, including any credit facilities and the notes, on commercially reasonable terms or at all.

  Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt which could increase the risks associated with our leverage.

   We and our subsidiaries may be able to incur substantial additional debt in the future under the indenture relating to the notes. Our senior secured revolving credit facility permits, subject to availability, additional borrowings of up to $75 million (of which $70 million is currently available). All of those borrowings would be senior to the notes. The indenture for the notes permits us to incur additional indebtedness so long as the ratio of our Consolidated Cash Flow to our Consolidated Interest Expense (each as defined in the Indenture) for our most recently ended four full fiscal quarters would have been at least 2.5 to 1.0, determined on a pro forma basis as if the additional indebtedness had been incurred at the beginning of the four quarter period. Our revolving credit facilities contain additional covenants that further restrict our ability to incur additional indebtedness. As of September 30, 2002, we would have been permitted to borrow up to $ 2.9 million of additional indebtedness in compliance with the restrictions contained in the indenture and our revolving credit facilities. If new debt is added to our and our subsidiaries' current debt levels, the leverage-related risks that we and they now face could intensify. We are currently required to pay approximately $40 million per annum in interest and principal payments under our credit facilities and the notes.

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

  The indenture for the notes imposes significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and taking some actions.

   The indenture for the notes imposes significant operating and financial restrictions on us, which may adversely affect our ability to finance future operations or capital needs or engage in other business activities. These restrictions will limit our ability, among other things, to:

  .   incur additional indebtedness and issue certain capital stock;

  .   pay dividends on, redeem or repurchase our capital stock;

  .   make investments;

  .   sell assets;

  .   engage in transactions with affiliates;

  .   create certain liens; or

  . consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis.

   These covenants may adversely affect our ability to finance our future operations or capital needs or to pursue available business opportunities.

  The notes and the subsidiary guarantees are subordinated to our senior indebtedness.

   The notes are subordinated in right of payment to all of our current and future senior indebtedness. By reason of the subordination of the notes, in the event of insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of our business, our assets will be available to pay the amounts due on the notes only after all of our senior indebtedness has been paid in full. In addition, upon default in payment with respect to certain of our senior indebtedness or an event of default with respect to this indebtedness permitting the acceleration thereof, we may be blocked from making payments on the notes pursuant to the indenture. In addition, we conduct most of our operations through our subsidiaries. The notes will be structurally subordinated to indebtedness of our subsidiaries. Certain of our existing and future domestic subsidiaries will guarantee, on a joint and several basis, our obligations under the notes on a senior subordinated basis. However, the guarantees will be subordinated to the senior indebtedness of these subsidiaries. In the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of any of these subsidiaries, senior creditors of these subsidiaries generally will have the right to be paid in full before any distribution is made in respect of the guarantees. As of September 30, 2002, we and our guarantor subsidiaries had approximately $194 million of senior indebtedness on a consolidated basis. See "Description of notes."

  Our ability to repurchase the notes upon a change of control or in connection with an asset sale repurchase may be limited.

   In the event of certain changes of control involving us, you will have the right, at your option, to require us to repurchase all or a portion of the notes you hold at a purchase price equal to 101% of the aggregate principal amount of your notes plus accrued interest thereon to the repurchase date. In addition, under certain circumstances we may be required by the terms of the indenture to make an offer to repurchase notes with proceeds from asset sales. Our ability to repurchase the notes upon a change of control or in connection with an asset sale repurchase may be limited by the terms of our senior indebtedness and the subordination provisions of the indenture relating to the notes. Further, our ability to repurchase the notes upon a change of control or in connection with an asset sale repurchase will be dependent on the availability of sufficient funds and our ability to comply with applicable securities laws. Accordingly, there can be no assurance that we will be in a position to repurchase the notes upon a change of control or in connection with an asset sale repurchase. The term "change of control" under the indenture is limited to certain specified transactions and may not include other events that

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

might adversely affect our financial condition or result in a downgrade of the credit rating (if any) of the notes, nor would the requirement that we offer to repurchase the notes upon a change of control necessarily afford holders of the notes protection in the event of a highly leveraged reorganization.

  Your ability to enforce the guarantees of the notes may be limited.

   Although the notes are our obligations, they will be unconditionally guaranteed on an unsecured senior subordinated basis by virtually all of our domestic subsidiaries. The performance by each subsidiary guarantor of its obligations with respect to its guarantee may be subject to review under relevant federal and state fraudulent conveyance and similar statutes in a bankruptcy or reorganization case or lawsuit by or on behalf of unpaid creditors of such subsidiary guarantor. Under these statutes, if a court were to find under relevant federal or state fraudulent conveyance statutes that a subsidiary guarantor did not receive fair consideration or reasonably equivalent value for incurring its guarantee of the notes, and that, at the time of such incurrence, the subsidiary guarantor: (i) was insolvent; (ii) was rendered insolvent by reason of such incurrence or grant; (iii) was engaged in a business or transaction for which the assets remaining with such subsidiary guarantor constituted unreasonably small capital; or (iv) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, then the court, subject to applicable statutes of limitation, could void the subsidiary guarantor's obligations under its guarantee, recover payments made under the guarantee, subordinate the guarantee to other indebtedness of the subsidiary guarantor or take other action detrimental to the holders of the notes.

   The measure of insolvency for these purposes will depend upon the governing law of the relevant jurisdiction. Generally, however, a company will be considered insolvent for these purposes if the sum of that company's debts is greater than the fair value of all of that company's property or if the present fair salable value of that company's assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured or if a company is not able to pay its debts as they become due. Moreover, regardless of solvency, a court could avoid an incurrence of indebtedness, including the guarantees, if it determined that such transaction was made with the intent to hinder, delay or defraud creditors. In addition, a court could subordinate the indebtedness, including the guarantees, to the claims of all existing and future creditors on similar grounds. The guarantees could also be subject to the claim that, since the guarantees were incurred for our benefit (and only indirectly for the benefit of the subsidiary guarantors), the obligations of the subsidiary guarantors under the guarantees were incurred for less than reasonably equivalent value or fair consideration.

   It is not possible to predict with certainty what standard a court would apply in order to determine whether a subsidiary guarantor was "insolvent" upon the sale of the notes or that, regardless of the method of valuation, a court would not determine that the subsidiary guarantor was insolvent upon consummation of the sale of the notes.

  You cannot be sure that an active trading market will develop for the new notes.

   We have been informed by UBS Warburg LLC, Goldman, Sachs & Co., Deutsche Bank Alex. Brown Inc. and Scotia Capital (USA) Inc., the initial purchasers of the old notes, that they intend to make a market in the new notes if the exchange offer described in this prospectus is completed. However, the initial purchasers may cease their market-making at any time. In addition, the liquidity of the trading market in the new notes, and the market price quoted for the new notes, may be adversely affected by changes in the overall market for such type of security and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. In addition, such market-making activities will be subject to limits imposed by the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and may be limited for the new notes during the pendency of any shelf registration statement. As a result, we cannot assure you that an active trading market will develop for the new notes. Historically, the market for non-investment grade debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the new notes will be subject to disruptions. Any such disruptions may have a negative effect on you as a holder of the new notes, regardless of our prospects and financial performance.

                          FORWARD-LOOKING STATEMENTS

   This prospectus contains certain statements that constitute forward-looking statements. These forward-looking statements include all statements regarding the intent, belief or current expectations regarding the matters discussed in this prospectus (including statements as to "beliefs," "expectations," "anticipations," "intentions" or similar words) and all statements which are not statements of historical fact.

   These forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors that could cause results, performance or achievements to differ materially from those stated in this prospectus. The following are some but not all of such risks, uncertainties, contingencies, assumptions and other factors, many of which are beyond our control, that could cause results, performance or achievements to differ materially from those anticipated: general economic, financial and business conditions; issues relating to reimbursement by government and third party payors for our products and services; the costs associated with government regulation of the health care industry; the effects of competition and industry consolidation; the costs and effects of legal proceedings; and other risks and uncertainties described under "Risk factors." Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, our actual results, performance or achievements could differ materially from those expressed in, or implied by, such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. When you consider these forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this prospectus, including in "Management's discussion and analysis of financial condition and results of operations" and "Business." We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                USE OF PROCEEDS

   The exchange offer is intended to satisfy our obligations under the registration rights agreement that we entered into in connection with the private offering of the old notes. We will not receive any cash proceeds from the issuance of the new notes. In consideration for issuing the new notes as contemplated by this prospectus, we will receive in exchange, old notes in like principal amount. The form and terms of the new notes are identical in all material respects to the form and terms of the old notes, except as otherwise described herein under "Description of notes." The old notes surrendered in exchange for the new notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the new notes will not result in any change in our capitalization.

   We received net proceeds from the sale of the old notes of approximately $290 million, after deducting the initial purchasers' discount and our estimated expenses. We distributed the net proceeds from the sale of the old notes to our predecessor as partial consideration in exchange for substantially all of the assets used in connection with its business and operations as part of the restructuring described under "Business--Restructuring transaction and related transactions." We did not retain any of the proceeds from the sale of the old notes for use in our business.

                                CAPITALIZATION

   The following table sets forth information as of September 30, 2002 with respect to our consolidated capitalization. You should read the information below in conjunction with "Management's discussion and analysis of financial condition and results of operations" and the consolidated financial statements and unaudited condensed consolidated financial statements and related notes included in this prospectus.

                                                               September 30,
                                                                  2002(1)
   (dollars in thousands)                                       (unaudited)
   -------------------------------------------------------------------------
   Cash and cash equivalents..................................  $   18,640
                                                                ==========
   Long-term obligations, including current portion:
      Senior Secured Term Loan................................     194,000
      9 1/2% Senior Subordinated Notes due 2012...............     300,000
                                                                ----------
          Total long-term obligations.........................     494,000
                                                                ----------
   Preferred Stock, $0.0001 par value, 1,000,000 shares
     authorized, 250,000 issued and outstanding as Series A
     Convertible Redeemable Preferred Stock(2)................       5,233
   Stockholders' equity:
      Common stock, $0.0001 par value, 50,000,000 shares
        authorized, 25,000,000 shares issued and outstanding..           2
      Additional paid-in capital..............................     494,998
      Retained earnings.......................................      11,575
                                                                ----------
          Total stockholders' equity..........................     506,575
                                                                ----------
          Total capitalization................................  $1,005,808
                                                                ==========

--------
(1) We adopted fresh-start reporting upon our predecessor's emergence from bankruptcy, effective as of March 31, 2002. Under fresh-start reporting, our reorganization value is allocated to our assets based on their respective fair values in conformity with the purchase method of accounting for business combinations; any portion not attributed to specific tangible or identified intangible assets are reported as an intangible asset referred to as "reorganization value in excess of value of identifiable assets." In adopting fresh-start reporting, we engaged an independent financial advisor to assist in the determination of the reorganization value or fair value of the entity.
    Not all of the valuations required to determine the fair value of our assets have been performed and, accordingly, the adjustments reflected in this prospectus are preliminary and subject to further revisions and adjustments. We have arranged to obtain valuations of significant assets and, upon completion of this process, the reorganization value will be allocated to specific assets. It is anticipated that there will be reductions in the carrying values of certain assets, and the fair value of certain other assets may exceed the carrying values. Accordingly, the final valuation could result in materially different amounts and allocations of reorganization value from the amount and allocations presented in this prospectus. See "Risk factors--Since our financial statements reflect fresh start reporting adjustments made upon our predecessor's emergence from bankruptcy, information reflecting our results of operations and financial condition will not be comparable to prior periods of our predecessor." See also note 18 to the audited financial statements for the years ended December 31, 1999, 2000 and 2001 and note 6 to the unaudited condensed consolidated financial statements for the six months ended September 30, 2001 and the three months ended March 31, 2001 and March 31, 2002 and the six months ended September 30, 2002 included elsewhere in this prospectus.
(2) As a result of the consummation of the plan of reorganization, we currently have outstanding 250,000 shares of our Series A Convertible Redeemable Preferred Stock, all of which is held by our employee profit sharing plan. Each share of Series A Convertible Redeemable Preferred Stock is non-voting. Each share of Series A Convertible Redeemable Preferred Stock has a stated value of $20 and entitles the holder to an annual cumulative dividend equal to 9% of its stated value, payable semi-annually. The Series A Convertible Redeemable Preferred Stock, if not previously converted into common stock, must be redeemed by us on the 92nd day following the tenth anniversary of the first issuance of the Series A Convertible Redeemable Preferred Stock at a redemption price of $20 per share plus any accrued but unpaid dividends. See "Description of capital stock--Series A convertible redeemable preferred stock" for a detailed description of the Series A Convertible Redeemable Preferred Stock.

                      RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth certain information regarding our ratio of earnings to fixed charges. The pro forma ratio of earnings to fixed charges gives effect to the consummation of Rotech Medical Corporation's plan of reorganization, including the $200 million senior secured term loan, the sale of the $300 million 9 1/2% Senior Subordinated Notes due 2012 and application of the net proceeds therefrom, the implementation of "fresh-start" reporting and the consummation of the restructuring as if such transactions had occurred on the first day of each of the fiscal periods set forth below. For more information, see the section captioned "Unaudited pro forma consolidated statements of operations data" beginning on page 38 of this prospectus.

                                                                                                           Three Months
                                                                                                               Ended
                                     Five Months                 Year Ended December 31,                     March 31,
                              Year      Ended        -----------------------------------------------  ----------------------
                             Ended   December 31,                                          Pro Forma
                            July 31,   1997 (1)                                              2001        2001        2002
(dollars in thousands)        1997   (unaudited)       1998      1999     2000     2001   (unaudited) (unaudited) (unaudited)
--------------------------- -------- ------------    --------  -------  -------  -------  ----------- ----------- -----------
Ratio of earnings to fixed
 charges:
Pretax income (loss) from
 continuing operations..... $50,573    $(16,199)     $112,754  $71,151  $ 3,314  $40,030    $11,799     $13,361     $ (747)
 Add fixed charges.........  18,027      11,207         6,589    8,363    8,251    7,832     48,372       1,965      1,900
                            -------    --------      --------  -------  -------  -------    -------     -------     ------
Total Earnings (Loss)
 (A)....................... $68,600    $ (4,992)     $119,343  $79,514  $11,565  $47,862    $60,171     $15,326     $1,153
                            =======    ========      ========  =======  =======  =======    =======     =======     ======
Interest Expense........... $13,843    $  9,015      $    221  $   490  $   108  $    74    $40,614     $    25     $   14
Estimate of interest within
 rental expense (33% of
 total)....................   4,184       2,192         6,368    7,873    8,143    7,758      7,758       1,940      1,886
                            -------    --------      --------  -------  -------  -------    -------     -------     ------
Total Fixed Charges (B).... $18,027    $ 11,207      $  6,589  $ 8,363  $ 8,251  $ 7,832    $48,372     $ 1,965     $1,900
                            =======    ========      ========  =======  =======  =======    =======     =======     ======
Ratio (A/B)................    3.81x      (0.45)x(2)    18.11x    9.51x    1.40x    6.11x      1.24x       7.80x      0.61x
                            =======    ========      ========  =======  =======  =======    =======     =======     ======


                             Six Months    Six Months
                                Ended         Ended
                            September 30, September 30,
                                2001          2002
(dollars in thousands)       (unaudited)   (unaudited)
--------------------------- ------------- -------------
Ratio of earnings to fixed
 charges:
Pretax income (loss) from
 continuing operations.....    $21,352       $19,679
 Add fixed charges.........      3,938        27,334
                               -------       -------
Total Earnings (Loss)
 (A).......................    $25,290       $47,013
                               =======       =======
Interest Expense...........    $    40       $22,862
Estimate of interest within
 rental expense (33% of
 total)....................      3,898         4,472
                               -------       -------
Total Fixed Charges (B)....    $ 3,938       $27,334
                               =======       =======
Ratio (A/B)................       6.42x         1.72x
                               =======       =======

                                                             Nine Months Ended
                                                               September 30,
                                                          ----------------------
                                                           Pro Forma   Pro Forma
                                                             2001        2002
(dollars in thousands)                                    (unaudited) (unaudited)
--------------------------------------------------------- ----------- -----------
Ratio of earnings to fixed charges:
Pretax income (loss) from continuing operations..........   $13,540     $10,432
 Add fixed charges.......................................    36,308      39,369
                                                            -------     -------
Total Earnings (Loss) (A)................................   $49,848     $49,801
                                                            =======     =======
Interest Expense.........................................   $30,470     $33,011
Estimate of interest within rental expense (33% of total)     5,838       6,358
                                                            -------     -------
Total Fixed Charges (B)..................................   $36,308     $39,369
                                                            =======     =======
Ratio (A/B)..............................................      1.37x       1.26x
                                                            =======     =======

--------
(1) During the periods presented, Rotech Medical Corporation made numerous acquisitions of businesses which were accounted for by the purchase method and which affect the comparability of the financial data herein. Also, in October 1997, Rotech Medical Corporation was acquired by IHS and changed its fiscal year end from July 31 to December 31. In addition, changes in a variety of accounting estimates were made in order to conform with the accounting policies of IHS. Provided below is a table of the ratio of earnings to fixed charges of Rotech Medical Corporation for the two separate periods (pre- and post-acquisition by IHS) within the five month period ended December 31, 1997:

                                                               August 1, 1997  October 22, 1997
                                                                     to               to
                                                              October 21, 1997 December 31, 1997
                                                              ---------------- -----------------
Ratio of Earnings to fixed charges (dollars in thousands)
Pretax income (loss) from continuing operations..............     $(35,764)         $19,565
  Add: Fixed Charges.........................................        5,389            5,818
                                                                  --------          -------
Total Earnings (Loss) (A)....................................     $(30,375)         $25,383
                                                                  ========          =======
Interest Expense.............................................     $  4,246          $ 4,769
Estimate of the interest within rental expense (33% of total)        1,143            1,049
                                                                  ========          =======
Total Fixed Charges (B)......................................     $  5,389          $ 5,818
                                                                  ========          =======
Ratio (A/B)..................................................        (5.64)x          4.36x
                                                                  ========          =======
Dollar amount of deficiency..................................     $ 35,764               --

(2) The dollar amount of deficiency for the five months ended December 31, 1997 was $16,199.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

   You should read the following selected consolidated financial data along with the section captioned "Management's discussion and analysis of financial condition and results of operations" and the audited consolidated financial statements and unaudited condensed consolidated financial statements and the related notes included in this prospectus. The consolidated statement of operations data and consolidated balance sheet data for each of the years in the three-year period ended December 31, 2001 have been derived from the audited financial statements of our predecessor included in this prospectus. The statement of operations data and balance sheet data for the years ended December 31, 1998 and July 31, 1997 have been derived from the audited financial statements of our predecessor not included in this prospectus. The statement of operations data for the five-month period ended December 31, 1997 have been derived from the unaudited consolidated financial statements of our predecessor not included in this prospectus. The unaudited condensed consolidated statements of operations data for the three months ended March 31, 2001 and March 31, 2002 and the six months ended September 30, 2001 for our predecessor, and for the six months ended September 30, 2002 for us, as the successor company, and condensed consolidated balance sheet data as at September 30, 2002 for us, as the successor company, have been derived from our unaudited condensed consolidated financial statements included in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements appearing in this prospectus and, in the opinion of management, include all adjustments necessary for a fair presentation of such data. Data have been presented for the three months ended March 31, 2002 and six months ended September 30, 2002, rather than for the nine months ended on such date, because we have had only six months of operating results since our predecessor, Rotech Medical Corporation, emerged from bankruptcy on March 26, 2002. For all periods prior to March 31, 2002, the results of operations and other financial data set forth below refer to the business and operations of our predecessor which, upon emerging from bankruptcy, transferred substantially all of its assets to us in a restructuring transaction accounted for as of March 31, 2002. For all periods subsequent to March 31, 2002, the results of operations and other financial data refer to our business and operations, as the successor company to Rotech Medical Corporation. See "Business--Restructuring transaction and related transactions."

                                                                            Predecessor Company
                                 ---------------------------------------------------------------------------------------------
                                    Year    Five Months                                             Three Months  Six Months
                                   Ended       Ended              Year Ended December 31,              Ended         Ended
                                  July 31,  December 31, -----------------------------------------   March 31,   September 30,
                                    1997      1997(1)       1998      1999       2000       2001        2001         2001
(dollars in thousands)           ---------  (unaudited)  ---------  --------  --------    --------  (unaudited)   (unaudited)
Statement of Operations Data:
Net revenues.................... $ 422,692   $ 199,600   $ 545,416  $586,809  $568,704(3) $614,487    $148,000     $310,475
Costs and expenses
 Cost of net revenues:
   Product and supply costs.....   105,564      49,782     116,353   126,092   116,063      97,167      24,623       47,518
   Patient service equipment
    depreciation................    21,401       9,969      19,904    27,939    36,723      44,679      10,292       22,006
                                 ---------   ---------   ---------  --------  --------    --------    --------     --------
    Total cost of net
     revenues...................   126,965      59,751     136,257   154,031   152,786     141,846      34,915       69,524
 Provision for doubtful
  accounts......................    19,822      27,445      22,182    26,791    27,352(3)   20,917       4,620       12,598
 Selling, general and
  administrative................   189,155     109,879     250,064   292,601   315,106     329,516      79,678      164,931
 Depreciation and
  amortization(4)...............    22,616       9,870      24,296    27,169    50,614      60,736      14,699       30,174
 Interest expense (income)......    13,561       8,854        (137)       43       (46)       (322)        (16)        (235)
 Provision for settlement of
  government claims(5)..........        --          --          --    15,000     2,176       2,516          --        2,010
 Provision for inventory losses.        --          --          --        23       211       2,141         434          605
                                 ---------   ---------   ---------  --------  --------    --------    --------     --------
   Total costs and expenses.....   372,119     215,799     432,662   515,658   548,199     557,350     134,330      279,607
                                 ---------   ---------   ---------  --------  --------    --------    --------     --------
 Earnings (loss) before
  reorganization items, income
  taxes and extraordinary
  items.........................    50,573     (16,199)    112,754    71,151    20,505      57,137      13,670       30,868
Reorganization items(6).........        --          --          --        --    17,191      17,107         309        9,516
                                 ---------   ---------   ---------  --------  --------    --------    --------     --------
 Earnings (loss) before income
  taxes and extraordinary
  items.........................    50,573     (16,199)    112,754    71,151     3,314      40,030      13,361       21,352
Federal and state income taxes
 (benefit)......................    19,766          --      47,601    33,860    12,081      30,324      10,121       16,174
                                 ---------   ---------   ---------  --------  --------    --------    --------     --------
 Earnings (loss) before
  extraordinary items...........    30,807     (16,199)     65,153    37,291    (8,767)      9,706       3,240        5,178
Extraordinary gain on debt
 discharge......................        --          --          --        --        --          --          --           --
                                 ---------   ---------   ---------  --------  --------    --------    --------     --------
 Net earnings (loss)(4)......... $  30,807   $ (16,199)  $  65,153  $ 37,291  $ (8,767)   $  9,706    $  3,240     $  5,178
                                 =========   =========   =========  ========  ========    ========    ========     ========
Selected Historical Financial Data:
EBITDA(7)....................... $ 108,151   $  12,494   $ 156,817  $141,325  $110,183    $166,887    $ 39,079     $ 85,428
Capital expenditures............    56,496      26,790      44,898    60,976    71,557      79,765      18,448       44,182
Cash flows provided by operating
 activities.....................    69,820      36,956     115,760   123,722   161,637     116,127      12,452       66,963
Cash flows used in investing
 activities.....................  (192,375)   (126,211)   (162,528)  (69,974)  (71,818)    (84,989)    (15,569)      51,854
Cash flows provided by (used in)
 financing activities...........   128,936      81,093      79,054   (54,062)  (74,982)    (39,121)     (2,479)     (16,677)

                                   Successor
                                    Company
                                 -------------
                                 Three Months  Six Months
                                    Ended         Ended
                                  March 31,   September 30,
                                     2002        2002(2)
(dollars in thousands)           (unaudited)   (unaudited)
Statement of Operations Data:
Net revenues....................   $154,750     $308,133
Costs and expenses
 Cost of net revenues:
   Product and supply costs.....     22,513       45,557
   Patient service equipment
    depreciation................     12,147       25,736
                                   --------     --------
    Total cost of net
     revenues...................     34,660       71,293
 Provision for doubtful
  accounts......................      3,661        8,407
 Selling, general and
  administrative................     84,996      179,705
 Depreciation and
  amortization(4)...............      2,839        5,087
 Interest expense (income)......        (17)      22,468
 Provision for settlement of
  government claims(5)..........         --           --
 Provision for inventory losses.        264           --
                                   --------     --------
   Total costs and expenses.....    126,403      286,960
                                   --------     --------
 Earnings (loss) before
  reorganization items, income
  taxes and extraordinary
  items.........................     28,347       21,173
Reorganization items(6).........     29,094        1,494
                                   --------     --------
 Earnings (loss) before income
  taxes and extraordinary
  items.........................       (747)      19,679
Federal and state income taxes
 (benefit)......................       (203)       7,871
                                   --------     --------
 Earnings (loss) before
  extraordinary items...........       (544)      11,808
Extraordinary gain on debt
 discharge......................     20,441           --
                                   --------     --------
 Net earnings (loss)(4).........   $ 19,897     $ 11,808
                                   ========     ========
Selected Historical Financial Data:
EBITDA(7).......................   $ 43,580     $ 74,464
Capital expenditures............     15,299       30,965
Cash flows provided by operating
 activities.....................     33,338       58,678
Cash flows used in investing
 activities.....................     (5,268)     (34,231)
Cash flows provided by (used in)
 financing activities...........    (22,505)      (6,000)

                                                                December 31,                      September 30,
                                 July 31,  ------------------------------------------------------    2002(2)
(dollars in thousands)             1997     1997(1)      1998       1999       2000       2001     (unaudited)
---------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Current assets.................. $152,140  $  138,169 $  190,844 $  182,780 $  161,685 $  174,630  $  147,340
Working capital (deficit).......  (59,821)     94,012    153,222    139,660    136,134    135,116     101,360
Total assets....................  560,732   1,004,288  1,275,155  1,283,650  1,238,643  1,228,696   1,070,853
Total debt, including current
 portion........................  290,991       8,325      5,462      8,256         --         --     494,000
Convertible redeemable preferred
 stock..........................    4,076          --         --         --         --         --       5,233
Shareholders' equity............  213,960     526,103    649,866    687,157    678,390    688,096     506,575

--------
(1) During the periods presented, Rotech Medical Corporation made numerous acquisitions of businesses which were accounted for by the purchase method and which affect the comparability of the financial data herein. Also, in October 1997, Rotech Medical Corporation was acquired by IHS and changed its fiscal year end from July 31 to December 31. In addition, changes in a variety of accounting estimates were made in order to conform with the accounting policies of IHS. Provided below is the statement of operations data of Rotech Medical Corporation for the five month period ended December 31, 1997 and the two separate periods (pre- and post-acquisition by IHS) within such five month period:

                                                              Predecessor Company
                                              ---------------------------------------------------
                                               August 1, 1997  October 22, 1997     Five Months
                                                     to               to               Ended
                                              October 21, 1997 December 31, 1997 December 31, 1997
(dollars in thousands)                        ---------------- ----------------- -----------------
Statement of Operations Data:
Net Revenues.................................     $103,065          $96,535          $199,600
Costs and expenses
   Cost of net revenues:
    Product and supply costs.................       28,288           21,494            49,782
    Patient service equipment depreciation...        6,933            3,036             9,969
                                                  --------          -------          --------
      Total cost of net revenues.............       35,221           24,530            59,751
   Provision for doubtful accounts...........       24,147            3,298            27,445
   Selling, general and administrative.......       69,983           39,896           109,879
   Depreciation and amortization.............        5,311            4,559             9,870
   Interest expense (income).................        4,167            4,687             8,854
                                                  --------          -------          --------
      Total costs and expenses...............      138,829           76,970           215,799
                                                  --------          -------          --------
   Earnings (loss) before income taxes.......      (35,764)          19,565           (16,199)
                                                  ========          =======          ========

(2) We adopted fresh-start reporting upon our emergence from bankruptcy, effective as of March 31, 2002. Under fresh-start reporting, our reorganization value is allocated to our assets based on their respective fair values in conformity with the purchase method of accounting for business combinations; any portion not attributed to specific tangible or identified intangible assets are reported as an intangible asset referred to as "reorganization value in excess of value of identifiable assets." In adopting fresh-start reporting, we engaged an independent financial advisor to assist in the determination of the reorganization value or fair value of the entity.

    Not all of the valuations required to determine the fair value of our assets have been performed and, accordingly, the adjustments reflected in the data are preliminary and subject to further revisions and adjustments. We have arranged to obtain valuations of significant assets and, upon completion of this process, the reorganization value will be allocated to specific assets. It is anticipated that there will be reductions in the carrying values of certain assets, and the fair value of certain other assets may exceed the carrying values. Accordingly, the final valuation could result in materially different amounts and allocations of reorganization value from the amount and allocations presented in this prospectus. See "Risk factors--Since our financial statements reflect fresh-start reporting adjustments made upon our predecessor's emergence from bankruptcy, information reflecting our results of operations and financial condition will not be comparable to prior periods of our predecessor" and note 18 to the audited financial statements for the years ended December 31, 1999, 2000 and 2001 and note 6 to the unaudited condensed consolidated financial statements for the six months ended September 30, 2001, the three months ended March 31, 2001 and 2002 and the six months ended September 30, 2002, included elsewhere in this prospectus.

    In connection with our adoption of fresh-start accounting, we have obtained valuations of the patient service equipment and have reconsidered the estimated useful lives for this equipment and our other fixed assets. The new basis of patient service equipment, furniture and office equipment, and vehicles at March 31, 2002 are being depreciated over their respective remaining useful lives at that date, using the weighted average life of the asset groups, which approximates four years. Purchases of such property and equipment since March 31, 2002 are being depreciated over five years for patient service equipment, three years for computer equipment and five years for vehicles; leasehold improvements and furniture and equipment are unchanged. The effect of this change in estimate for the six months ended September 30, 2002 was to increase depreciation by $589.

(3) We experienced a deterioration in the aging of certain receivables during 2000 due to a variety of factors including the operational effects of the bankruptcy filing. Some of the factors that negatively affected the billing and collections process include increased loss of office and other personnel, problems experienced in the closure and consolidation of billing locations and systems, and personnel shortages and the competing time demands required in normalizing relations with payors and addressing a variety of vendor issues. In the fourth quarter of 2000, management performed a study and analysis of these issues and their effect, and performed a re-evaluation of the allowance for doubtful accounts and contractual adjustments. Accordingly, we recorded an increase to the provision for bad debts of $5 million and an increase to contractual adjustments of $15 million in the fourth quarter of 2000.

(4) In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. We adopted the provisions of SFAS No. 142 effective January 1, 2002. Had SFAS No. 142 been in effect for the years ended December 31, 1999, 2000 and 2001,amortization of goodwill would have been reduced by $18.9 million, $41.0 million and $47.8 million, respectively, and net earnings for such periods would have increased by $15.9 million, $35.4 million and $42.2 million, respectively. Had SFAS No. 142 been in effect for the three months ended March 31, 2001 and the six months ended September 30, 2001, amortization of goodwill would have been reduced by $12.0 million and $23.9 million, respectively, and net earnings for such periods would have increased by $10.6 million and $21.1 million, respectively.

(5) In February 2002, we settled all outstanding government litigation and pre-petition and certain post- petition claims arising from Medicare payments made to certain of our operating centers as well as claims in unliquidated amounts for a cash settlement of $17 million. In addition, on February 13, 2002, IHS and its subsidiaries, including us, entered into a stipulation with the Centers for Medicare and Medicaid Services, or

   CMS, whereby CMS was permitted to off set certain underpayments to IHS with certain overpayments to us in exchange for a full release of all CMS claims against IHS and its subsidiaries, including us, to the effective date of the stipulation. The Bankruptcy Court signed the stipulation on April 12, 2002.

    In 1999, we recorded a provision of $15 million based on a preliminary evaluation of the government's estimated claims. We revised this estimate and recorded an additional provision of $2 million in 2001; related legal costs incurred were $2.2 million in 2000 and $0.5 million in 2001. See also note 1 to the audited financial statements.

(6) During the years ended December 31, 2000 and 2001, the three months ended March 31, 2001 and 2002 and the six months ended September 30, 2001 and 2002, we recorded the following as reorganization items:

                                                                                                 Successor
                                                         Predecessor Company                      Company
                                       ------------------------------------------------------- -------------
                                         Years Ended   Three Months  Six Months   Three Months  Six Months
                                        December 31,      Ended         Ended        Ended         Ended
                                       ---------------  March 31,   September 30,  March 31,   September 30,
(dollars in thousands)                  2000    2001       2001         2001          2002         2002
------------------------------------------------------------------------------------------------------------
Severance and terminations............ $ 3,470 $   753     $215        $  561       $   837       $   --
Legal, accounting and consulting fees.     325   3,815       --           981           175          497
Loss on sale/leaseback of vehicles....      --      --       --            --         4,686          169
Priority tax claim allowed............      --      --       --            --        14,000           --
Administrative expense claims
 allowed..............................      --      --       --            --         7,800           --
Loss on closure of discontinued branch
 operations and discontinued product
 lines, long-term incentive
 compensation and other charges
 resulting from reorganization and
 restructuring........................  13,396  12,539       94         7,974         1,596          828
                                       ------- -------     ----        ------       -------       ------
                                       $17,191 $17,107     $309        $9,516       $29,094       $1,494
                                       ======= =======     ====        ======       =======       ======

    For further information, see note 1 to the audited financial statements for the years ended December 31, 1999, 2000 and 2001, and note 3 to the unaudited condensed consolidated financial statements for the six months ended September 30, 2001, the three months ended March 31, 2001 and 2002 and the six months ended September 30, 2002.

(7) EBITDA is defined as earnings from continuing operations before interest, income taxes, depreciation and amortization and nonrecurring items (including reorganization items (primarily restructuring charges), provisions for inventory losses, provisions for settlement of government claims and extraordinary items). EBITDA is commonly used as an analytical indicator within the health care industry, and also serves as a measure of leverage capacity and debt service ability. EBITDA should not be considered as a measure of financial performance under generally accepted accounting principles, and the items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies. A reconciliation of net earnings to EBITDA for each period is presented below.

   Reconciliation of Net Earnings to EBITDA


                                                         Predecessor Company
               -------------------------------------------------------------------------------------------------------
                                                                                        Three        Six        Three
                                                                                       Months      Months      Months
                                                      Year Ended December 31,           Ended       Ended       Ended
                Year Ended   Five Months Ended -------------------------------------  March 31, September 30, March 31,
(dollars in    July 31, 1997 December 31, 1997   1998      1999     2000      2001      2001        2001        2002
thousands)     ------------- ----------------- --------  -------- --------  --------  --------- ------------- ---------
Net earnings
 (loss).......   $ 30,807        $(16,199)     $ 65,153  $ 37,291 $ (8,767) $  9,706   $ 3,240     $ 5,178    $ 19,897
Income taxes
 (benefit)....     19,766              --        47,601    33,860   12,081    30,324    10,121      16,174        (203)
Interest
 expense
 (income).....     13,561           8,854          (137)       43      (46)     (322)      (16)       (235)        (17)
Depreciation
 and
 amortization.     44,017          19,839        44,200    55,108   87,337   105,415    24,991      52,180      14,986
Provision for
 settlement
 of
 government
 claims.......         --              --            --    15,000    2,176     2,516        --       2,010          --
Provision for
 inventory
 losses.......         --              --            --        23      211     2,141       434         605         264
Reorganization
 items........         --              --            --        --   17,191    17,107       309       9,516      29,094
Extraordinary
 items........         --              --            --        --       --        --        --          --     (20,441)
                 --------        --------      --------  -------- --------  --------   -------     -------    --------
EBITDA........   $108,151        $ 12,494      $156,817  $141,325 $110,183  $166,887   $39,079     $85,428    $ 43,580
                 ========        ========      ========  ======== ========  ========   =======     =======    ========

                 Successor
                  Company
               -------------

                Six Months
                   Ended
               September 30,
(dollars in        2002
thousands)     -------------
Net earnings
 (loss).......    $11,808
Income taxes
 (benefit)....      7,871
Interest
 expense
 (income).....     22,468
Depreciation
 and
 amortization.     30,823
Provision for
 settlement
 of
 government
 claims.......         --
Provision for
 inventory
 losses.......         --
Reorganization
 items........      1,494
Extraordinary
 items........         --
                  -------
EBITDA........    $74,464
                  =======

   Provided below is the reconciliation of net earnings to EBITDA of Rotech Medical Corporation for the five month period ended December 31, 1997 and the two separate periods (pre- and post-acquisition by IHS) within such five month period:


                             August 1, 1997  October 22, 1997
                                   to               to         Five Months Ended
                            October 21, 1997 December 31, 1997 December 31, 1997
(dollars in thousands)      ---------------- ----------------- -----------------
Net earnings (loss)........   $  (35,764)        $  19,565        $  (16,199)
Interest expense (income)..         4,167            4,687              8,854
Depreciation & amortization        12,244            7,595             19,839
                              -----------        ---------        -----------
EBITDA.....................   $  (19,353)        $  31,847        $    12,494
                              ===========        =========        ===========

        UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS DATA

   The unaudited pro forma consolidated statements of operations data for the year ended December 31, 2001 and the nine months ended September 30, 2001 and 2002 give effect to the consummation of our predecessor's, Rotech Medical Corporation's, plan of reorganization, including the $200 million senior secured term loan, the sale of the $300 million 9 1/2% Senior Subordinated Notes due 2012 and application of the net proceeds therefrom, the implementation of "fresh-start" reporting and the consummation of the restructuring as if such transactions had occured on the first day of such fiscal periods. The unaudited pro forma balance sheet is not presented, because the historical balance sheet at September 30, 2002 reflects these transactions effective as of March 31, 2002. Also, the historical statement of operations data for the three months ended March 31, 2002 includes certain effects of these transactions (effective as of March 31, 2002), related to reorganization expense (estimated priority tax claims and administrative expense claims allowed) and the extraordinary gain on debt discharge of $20.4 million. The unaudited pro forma statements of operations data should be read in conjunction with our consolidated financial statements, unaudited condensed consolidated financial statements and accompanying notes included in this prospectus. The pro forma financial statements do not purport to be indicative of our future operating results.

   We adopted fresh-start reporting upon our predecessor's emergence from bankruptcy, effective as of March 31, 2002. Under fresh-start reporting, our reorganization value is allocated to our assets based on their respective fair values in conformity with the purchase method of accounting for business combinations. Any portion not attributed to specific tangible or identified intangible assets is reported as an intangible asset referred to as "reorganization value in excess of value of identifiable assets." In adopting fresh-start reporting, we engaged an independent financial advisor to assist in the determination of the reorganization value or fair value of the entity.

   Not all of the valuations required to determine the fair value of our assets have been performed and, accordingly, the adjustments reflected in the data following are preliminary and subject to further revisions and adjustments. We have arranged to obtain valuations of significant assets and, upon completion of this process, the reorganization value will be allocated to specific assets. It is anticipated that there will be reductions in the carrying values of certain assets, and the fair value of certain other assets may exceed the carrying values. Accordingly, the final valuation could result in materially different amounts and allocations of reorganization value from the amounts and allocations presented in the following data.

                                               Year Ended December 31, 2001
                                            ----------------------------------
                                                        Pro Forma
 (dollars in thousands)                     Historical Adjustments   Pro Forma
 ---------------------------------------    ---------- -----------   ---------
 Statement of Operations Data:
 Net revenues..............................  $614,487                $614,487
 Costs and expenses
    Cost of net revenues:
      Product and supply costs.............    97,167                  97,167
      Patient service equipment
        depreciation.......................    44,679   $ (3,903)(1)   40,776
                                             --------   ---------    --------
        Total cost of revenues.............   141,846     (3,903)     137,943
    Provision for doubtful accounts........    20,917                  20,917
    Selling, general and administrative....   329,516                 329,516
    Depreciation and amortization..........    60,736     (8,406)(1)   52,330
    Interest expense (income)..............     (322)      40,540(2)   40,218
    Provision for settlement of
      government claims....................     2,516                   2,516
    Provision for inventory losses.........     2,141                   2,141
                                             --------   ---------    --------
        Total costs and expenses...........   557,350      28,231     585,581
                                             --------   ---------    --------
    Earnings before reorganizations
      items and income taxes...............    57,137    (28,231)      28,906
 Reorganization items......................    17,107                  17,107
                                             --------   ---------    --------
    Earnings before income taxes...........    40,030    (28,231)      11,799
 Federal and state income taxes............    30,324    (21,386)(3)    8,938
                                             --------   ---------    --------
    Net earnings...........................  $  9,706   $ (6,845)    $  2,861
                                             ========   =========    ========

                                                          Nine Months Ended September 30, 2002
                                                   --------------------------------------------------
                                                   Predecessor    Successor
                                                     Company       Company
                                                   ------------ -------------
                                                   Three Months  Six Months
                                                      Ended         Ended
                                                    March 31,   September 30,  Pro Forma
(dollars in thousands)                                 2002         2002      Adjustments   Pro Forma
-----------------------------------------------    ------------ ------------- -----------   ---------
Statement of Operations Data:
Net revenues......................................   $154,750     $308,133                   $462,883
Costs and expenses
   Cost of net revenues:
       Product and supply costs...................     22,513       45,557                     68,070
       Patient service equipment depreciation.....     12,147       25,736      $  (976)(1)    36,907
                                                     --------     --------      -------      --------
          Total cost of net revenues..............     34,660       71,293         (976)      104,977
   Provision for doubtful accounts................      3,661        8,407                     12,068
   Selling, general and administrative............     84,996      179,705                    264,701
   Depreciation and amortization..................      2,839        5,087         (659)(1)     7,267
   Interest expense (income)......................        (17)      22,468       10,135 (2)    32,586
   Provision for inventory losses.................        264           --                        264
                                                     --------     --------      -------      --------
       Total costs and expenses...................    126,403      286,960        8,500       421,863
                                                     --------     --------      -------      --------
   Earnings before reorganization items, income
     taxes and extraordinary items................     28,347       21,173       (8,500)       41,020

Reorganization items..............................     29,094        1,494                     30,588
                                                     --------     --------      -------      --------
   Earnings (loss) before income taxes and
     extraordinary items..........................       (747)      19,679       (8,500)       10,432
Federal and state income taxes (benefit)..........       (203)       7,871       (3,400)(3)     4,268
                                                     --------     --------      -------      --------
   Earnings (loss) before extraordinary items.....   $   (544)    $ 11,808      $(5,100)     $  6,164
                                                     ========     ========      =======      ========

                                                   Nine Months Ended September 30, 2001
                                                   ----------------------------------
                                                                 Pro Forma
(dollars in thousands)                             Historical   Adjustments   Pro Forma
-------------------------------------------------  ----------   -----------   ---------
Statement of Operations Data:
Net revenues......................................  $456,174                  $456,174
Costs and expenses
   Cost of net revenues:
       Product and supply costs...................    72,141                    72,141
       Patient service equipment depreciation.....    32,298     $ (2,927)(1)   29,371
                                                    --------     --------     --------
          Total cost of net revenues..............   104,439       (2,927)     101,512
   Provision for doubtful accounts................    14,918                    14,918
   Selling, general and administrative............   244,609                   244,609
   Depreciation and amortization..................    44,872       (6,305)(1)   38,567
   Interest expense (income)......................      (251)      30,405 (2)   30,154
   Provision for settlement of government claims..     2,010                     2,010
   Provision for inventory losses.................     1,039                     1,039
                                                    --------     --------     --------
       Total costs and expenses...................   411,636       21,173      432,809
                                                    --------     --------     --------
   Earnings before reorganization items and
     income taxes.................................    44,538      (21,173)      23,365
Reorganization items..............................     9,825                     9,825
                                                    --------     --------     --------
   Earnings before income taxes...................    34,713      (21,173)      13,540
Federal and state income taxes....................    26,295      (16,039)(3)   10,256
                                                    --------     --------     --------
   Net earnings...................................  $  8,418     $ (5,134)    $  3,284
                                                    ========     ========     ========

--------
(1) To reduce amortization expense as follows (dollars in thousands):

      Reduction in intangible assets--$115,360
      2001 annual reduction in amortization (20 year life)--$5,768 2001 nine month reduction in amortization (20 year life)--$4,326 2002 nine month reduction in amortization--$0

   To reduce depreciation expense as follows (dollars in thousands):

      Reduction in property and equipment--$26,165*
      2001 annual reduction in depreciation--$6,541*
      2001 nine month reduction in depreciation--$4,906*
      2002 nine month reduction in depreciation (representing three months of depreciation)--$1,635*

 * Reduced depreciation expense based on a $26,165 reduction in basis, depreciated over a four-year period (the weighted average life of the asset groups).

(2) To record estimated interest expense and amortization of deferred debt issuance costs as if the senior secured credit facility and senior subordinated notes were issued as of January 1, 2001 as follows:

                                 Year Ended   Three Months     Nine Months
                                December 31, Ended March 31, Ended September
    (dollars in thousands)          2001          2002          30, 2001
    ------------------------------------------------------------------------
    $200 million senior
      secured term loan........   $ 9,640        $ 2,410         $ 7,230
    $300 million senior
      subordinated notes.......    28,500          7,125          21,375
    Amortization of debt
      issuance costs of
      $17,135 over weighted
      average term of 7.1385
      years....................     2,400            600           1,800
                                  -------        -------         -------
                                  $40,540        $10,135         $30,405
                                  =======        =======         =======

    The interest rate on the $200 million loan is based on actual rates in effect during the period from March 26, 2002 through September 30, 2002. Assuming a hypothetical interest rate increase of .125% on the $200 million loan, the amount of estimated interest expense listed above would increase by $250 for the year ended December 31, 2001, $63 for the three months ended March 31, 2002, and $188 for the nine months ended September 30, 2001.

(3) Represents adjustment to reduce estimated tax provision to 76% of pre-tax income for the nine months ended September 30, 2001 and year ended December 31, 2001, and 40% of pre-tax income for the nine months ended September 30, 2002.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with the financial statements, related notes and other financial information appearing elsewhere in this prospectus. Our predecessor, Rotech Medical Corporation emerged from bankruptcy on March 26, 2002 as described below in the section captioned "Business--The bankruptcy case" and subsequently transferred substantially all of its assets to us in a restructuring transaction described below in the section captioned "Business--Restructuring transaction and related transactions." In addition, see "Forward-looking statements" and "Risk factors." As used herein, unless otherwise specified or the context otherwise requires, references to "we", "our" and "us" refer to the business and operations of Rotech Healthcare Inc. and its subsidiaries for all periods beginning on March 26, 2002 and to the business and operations of Rotech Medical Corporation and its subsidiaries for all periods prior to March 26, 2002. Financial data have been presented for the three months ended March 31, 2002 and the six months ended September 30, 2002, rather than for the nine months ended on September 30, 2002, because we have had only six months of operating results since our predecessor emerged from bankruptcy. All financial data included in this prospectus for each of the fiscal years ended December 31, 1999, 2000 and 2001 and the fiscal quarter ended March 31, 2002 reflect the restatement of our financial results that we issued in September 2002. For more information regarding the restatement of our financial results, see the information under the section captioned "Business--Restatement of financial results" on page 86 of this prospectus.

Overview

   Background. We are one of the largest providers of home medical equipment and related products and services in the United States, with a comprehensive offering of respiratory therapy and durable home medical equipment and related services. We provide equipment and services in 48 states through over 600 operating centers located primarily in non-urban markets.

   Our revenues are principally derived from respiratory equipment rental and related services (75.2% of revenues for the year ended December 31, 2001), which include the rental of oxygen concentrators, liquid oxygen systems, portable oxygen systems, ventilator therapy systems, nebulizer equipment and sleep disorder breathing therapy systems, and the sale of nebulizer medications. We also generate revenues from the rental and sale of durable medical equipment (21.5% of revenues for the year ended December 31, 2001), including hospital beds, wheelchairs, walkers, patient aids and ancillary supplies. We derive a majority of our revenues from reimbursement by third party payors, including Medicare, Medicaid, the Veterans Administration and private insurers.

   Our predecessor, Rotech Medical Corporation, was founded in 1981 and completed its initial public offering in 1984. Its subsequent growth was achieved in large part through the acquisition of small home medical equipment providers in non-urban markets. In October 1997, Rotech Medical Corporation was acquired by Integrated Health Services, Inc. (IHS), a large, publicly-held provider of post-acute and related specialty health care services and products. Following the acquisition, Rotech Medical Corporation continued to operate as a wholly-owned subsidiary of IHS. Financial and liquidity problems of IHS required Rotech Medical Corporation to cease its acquisition strategy at the end of the first quarter of 1999. We resumed a selective acquisition strategy in 2001 and have completed several small acquisitions, including transactions that were consummated on June 7, 2002, July 1, 2002 and July 26, 2002. We are currently a party to non-binding letters of intent with respect to a number of acquisitions; however, we are not currently a party to any definitive agreement regarding any material acquisition.

   Bankruptcy and Related Initiatives. On February 2, 2000, IHS and substantially all of its subsidiaries, including Rotech Medical Corporation, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court in the District of Delaware. The principal reason for Rotech Medical Corporation's Chapter 11 case was that it had jointly guaranteed approximately $2.3 billion of obligations of IHS under credit agreements with its senior creditors. Rotech Medical Corporation's plan of reorganization was confirmed on February 13, 2002. Beginning in mid-1999, and during its Chapter 11 proceeding, Rotech Medical Corporation focused on consolidating the hundreds of businesses it had acquired during the preceding years and on integrating its operating systems. Rotech Medical Corporation engaged in a series of restructuring activities to strengthen its organizational structure and reposition itself for future growth. These actions included selective reduction in headcount, renegotiation of certain vendor contracts, substantial reduction in the number of billing centers, discontinuation of certain product lines and branch locations, centralization of certain administrative functions (including billing and purchasing), development and implementation of an advanced information and billing system, enhancement of regulatory compliance programs, hiring of additional compliance personnel and changes both in management personnel and lines of reporting. We believe that these actions made Rotech Medical Corporation a more integrated and efficient operation. See "Business--Our business strategy--Focus on operating efficiencies and improving margins" for a more detailed discussion of the business initiatives undertaken. Pursuant to its plan of reorganization, on March 26, 2002, Rotech Medical Corporation transferred to us substantially all of the assets used in its businesses and operations (including stock of substantially all of its subsidiaries).

   We adopted fresh-start reporting upon our emergence from bankruptcy, effective as of March 31, 2002. Under fresh-start reporting, our reorganization value is allocated to our assets based on their respective fair values in conformity with the purchase method of accounting for business combinations. Any portion not attributed to specific tangible or identified intangible assets are reported as an intangible asset referred to as "reorganization value in excess of value of identifiable assets." In adopting fresh-start reporting, we engaged an independent financial advisor to assist in the determination of the reorganization value or fair value of the entity.

   Not all of the valuations required to determine the fair value of our assets have been performed and, accordingly, the adjustments reflected in this prospectus are preliminary and subject to further revisions and adjustments. We have arranged to obtain valuations of significant assets and, upon completion of this process, the reorganization value will be allocated to specific assets. It is anticipated that there will be reductions in the carrying values of certain assets, and the fair value of certain other assets may exceed the carrying values. Accordingly, the final valuation could result in materially different amounts and allocations of reorganization value from the amount and allocations presented in this prospectus. See "Risk factors--Since our financial statements reflect fresh-start reporting adjustments made upon our predecessor's emergence from bankruptcy, information reflecting our results of operations and financial condition will not be comparable to prior periods of our predecessor."

   Reimbursement. Our business was significantly impacted by the BBA 97, which reduced Medicare reimbursement rates for home oxygen therapy and respiratory drugs by 25% and 5%, respectively, effective January 1, 1998. An additional reimbursement reduction of 5% on home oxygen therapy became effective on January 1, 1999. The BBA 97 also imposed a freeze on Consumer Price Index-based reimbursement rate increases for 1998 through 2002. The BBRA and the BIPA provided some relief from the Consumer Price Index-based reimbursement rate freeze and other provisions contained in the BBA 97. However, these measures did not restore reimbursement rates to their prior levels.

   The DHHS has held discussions regarding, and continues to review, a possible reduction in reimbursement by Medicare for certain pharmaceuticals, including nebulizer medications. To our knowledge, no specific proposals are currently under consideration. In September 2001, the United States General Accounting Office issued a report which concluded that the price paid by Medicare for nebulizer medications is significantly higher than the average price paid for these medications by other participants in the health care industry. The report recommended that CMS establish Medicare payment levels for these drugs and related services that are more closely related to their costs. We are unable to predict the timing or extent of any reduction in reimbursement by Medicare for nebulizer medications.

   See "Business--Government regulation" for a detailed description of the regulations to which our operations are subject and the regulatory environment in general, as well as an analysis of the potential effects of proposed new regulations on our business.

Results of operations

   The following table shows our results of operations as a percentage of its net revenues for the six months ended September 30, 2001 and 2002.

                                                          Six Months Ended
                                                     --------------------------
                                                      Predecessor    Successor
                                                        Company       Company
                                                     ------------- -------------
                                                     September 30, September 30,
                                                         2001          2002
                                                     ------------- -------------
Statement of Operations Data:
Net revenues........................................     100.0%        100.0%
Costs and expenses:
   Cost of net revenues.............................      22.4%         23.1%
   Provision for doubtful accounts..................       4.1%          2.7%
   Selling, general and administrative..............      53.1%         58.3%
   Depreciation and amortization....................       9.7%          1.7%
   Interest expense.................................      (0.1%)         7.3%
   Provision for settlement of government claims....       0.6%          0.0%
   Provision for inventory losses...................       0.2%          0.0%
                                                         -----         -----
       Total costs and expenses.....................      90.1%         93.1%
                                                         -----         -----

       Earnings before reorganization items and
         income taxes...............................       9.9%          6.9%

Reorganization items................................       3.1%          0.5%
                                                         -----         -----
       Earnings before income taxes.................       6.9%          6.4%

Federal and state income taxes......................       5.2%          2.6%
                                                         -----         -----
       Net earnings.................................       1.7%          3.8%
                                                         =====         =====
EBITDA(1)...........................................      27.5%         24.2%
                                                         =====         =====

--------
(1) See "Summary Consolidated Financial Data," footnote (6) on page 15 for a detailed definition of EBITDA.

Six months ended September 30, 2002 as compared to the six months ended September 30, 2001

   Total net revenues for the six months ended September 30, 2002 decreased $2.3 million, or 0.8%, to $308.1 million, from the comparable period in 2001. The slight decrease was attributable to a 3.5% growth in our respiratory therapy equipment and services revenues, which was offset by an 11.2% decrease in our durable medical equipment revenues and a 27.2% decline in our pharmacy related revenues (pharmacy related revenues represented 2.9% and 2.1% of our revenues for the six month periods ended September 30, 2001 and September 30, 2002, respectively). The increase in respiratory equipment and services revenues was primarily due to an increase in the number of rental units of oxygen concentrators. The decrease in durable medical equipment revenues was due to our efforts to focus our revenue growth on the more profitable respiratory therapy equipment rental and related services and provide durable medical equipment as a complementary offering to respiratory therapy services. The large decline in our pharmacy related revenues is a result of the closure of several non-nebulizer pharmacies.

   Cost of net revenues for the six months ended September 30, 2002 increased $1.8 million, or 2.5%, to $71.3 million, from the comparable period in 2001. The increase in cost of net revenues is attributable to an increase in patient service equipment depreciation costs. As our revenue composition has shifted from lower gross margin durable medical equipment to respiratory therapy equipment and services, this has required increased capital spending for patient service equipment. Additionally, in connection with our adoption of fresh-start accounting we reconsidered the estimated useful lives of our patient service equipment, which resulted in decreasing the estimated useful life on such equipment from seven years to five years. Cost of net revenues as a percentage of net revenue was 23.1% for the six months ended September 30, 2002 as compared to 22.4% for the comparable period in 2001.

   The provision for doubtful accounts for the six months ended September 30, 2002 decreased by $4.2 million, or 33.3%, from the comparable period in 2001. The provision for doubtful accounts expense as a percentage of net revenue decreased to 2.7% for the six months ended September 30, 2002 as compared to 4.1% for the same period in 2001. This improvement is attributed to a number of factors, including: 1) improved billing procedures and system enhancements; 2) increased collections on our accounts receivable; and 3) substantial improvement in our earned but unbilled receivables, which were $18.3 million at September 30, 2002, versus $28.3 million at September 30, 2001.

   Selling, general and administrative expenses for the six months ended September 30, 2002 increased by $14.8 million, or 9.0%, to $179.7 million, from the comparable period in 2001. The large increase in selling, general and administrative expenses resulted from the following: (i) $4.9 million of special investigation costs related to a comprehensive internal investigation by special counsel and government contracting specialists as well as an estimate of the severance related costs resulting from recent changes in senior management; (ii) a $4.9 million increase in salaries and benefits for company personnel; (iii) a $2.2 million increase in insurance expense; and (iv) a $1.3 million increase in legal, consulting and other services. Selling, general and administrative expenses as a percentage of net revenues increased to 58.3% for the six months ended September 30, 2002 from 53.1% for the six months ended September 30, 2001.

   Depreciation and amortization for the six months ended September 30, 2002 decreased $25.1 million, or 83.1%, to $5.1 million, from the comparable period in 2001. The decrease was primarily due to the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Accordingly, for the six months ended September 30, 2002, there was no amortization expense of intangible assets with indefinite lives. Had SFAS No. 142 been in effect for the six months ended September 30, 2001, amortization of goodwill would have been reduced by $23.9 million and net earnings for such period would have increased by $21.1 million.

   Interest expense for the six months ended September 30, 2002 increased $22.7 million from the comparable period in 2001. The increase is attributable to interest costs incurred on the $200 million senior secured term loan and the $300 million 9 1/2% Senior Subordinated Notes due 2012 that relate to our emergence from bankruptcy.

   The provision for settlement of government claims for the six months ended September 30, 2002 decreased $2.0 million from the comparable period in 2001. In February 2002, we settled all outstanding government litigation and pre-petition and certain post-petition claims arising from Medicare payments made to certain of our operating centers.

   Reorganization expenses related to Rotech Medical Corporation's bankruptcy for the six months ended September 30, 2002, decreased $8.0 million to $1.5 million, from the comparable period in 2001.

   Federal and state income taxes for the six months ended September 30, 2002 decreased $8.3 million to $7.9 million from the comparable period in 2001. The decrease in federal and state income taxes was due to lower taxable income in the six months ended September 30, 2002, and an unusually high effective tax rate of 76% for the six months ended September 30, 2001. This high effective tax rate resulted from the non-deductible amortization of goodwill.

   Net earnings were $11.8 million for the six months ended September 30, 2002 as compared to $5.2 million for the same period in 2001. The increase in net earnings was due to a decline in depreciation and amortization expense and a decline in reorganization items. These items were offset by increases in interest expense and selling, general and administrative expenses.
   For the six months ended September 30, 2002, EBITDA was $74.5 million as compared to $85.4 million for the six months ended September 30, 2001. See "Summary Consolidated Financial Data," footnote (6) on page 15 for a detailed definition of EBITDA.

   The following table shows our unaudited results of operations as a percentage of its net revenues for the three months ended March 31, 2001 and 2002.

                                                              Three Months Ended
                                                              -----------------
                                                              March 31, March 31,
                                                                2001      2002
                                                              --------- ---------
Statement of Operations Data:
Net revenues.................................................   100.0%    100.0%
Costs and expenses:
   Cost of net revenues......................................    23.6%     22.4%
   Provision for doubtful accounts...........................     3.1%      2.4%
   Selling, general and administrative.......................    53.8%     54.9%
   Depreciation and amortization.............................     9.9%      1.8%
   Interest expense (income).................................     0.0%      0.0%
   Provision for inventory losses............................     0.3%      0.2%
                                                                -----     -----
       Total costs and expenses..............................    90.8%     81.7%
                                                                -----     -----
       Earnings before reorganization items, income
         taxes and extraordinary items.......................     9.2%     18.3%
Reorganization items.........................................     0.2%     18.8%
                                                                -----     -----
       Earnings (loss) before income taxes and
         extraordinary items.................................     9.0%     (0.5%)
Federal and state income taxes (benefit).....................     6.8%     (0.1%)
                                                                -----     -----
       Earnings (loss) before extraordinary items............     2.2%     (0.4%)
Extraordinary gain on debt discharge.........................     0.0%     13.2%
                                                                -----     -----
       Net earnings..........................................     2.2%     12.8%
                                                                =====     =====
EBITDA(1)....................................................    26.4%     28.2%
                                                                =====     =====

(1) See "Summary of Consolidated Financial Data," footnote (6) on page 15 for a detailed definition of EBITDA.

  Three months ended March 31, 2002 as compared to the three months ended March 31, 2001

   Total net revenues for the three months ended March 31, 2002 increased $6.8 million, or 4.6%, to $154.8 million, from the comparable period in 2001. The increase was attributable to a 10% growth in our respiratory therapy equipment and services revenues, which was offset by a 4% decrease in our durable medical equipment revenues, and a 30% decline in our pharmacy related revenues (pharmacy related revenues represented 3.3% and 2.2% of our revenues for the quarterly periods ended March 31, 2001 and March 31, 2002, respectively). The increase in respiratory equipment and services revenues was primarily due to an increase in the number of rental units of oxygen concentrators and an increase in sales of nebulizer medications. The decrease in durable medical equipment revenues was due to our efforts to focus our revenue growth on the more profitable respiratory therapy equipment rental and related services and provide durable medical equipment as a complementary offering to respiratory therapy services. The large decline in our pharmacy related revenues is a result of the closure of several non-nebulizer pharmacies.

   Cost of net revenues for the three months ended March 31, 2002 decreased $0.3 million, or 0.7%, to $34.7 million, from the comparable period in 2001. The decrease in cost of net revenues is attributable to the change in revenue composition from lower gross margin durable medical equipment to respiratory therapy equipment and services as well as a price decrease in certain products. Cost of net revenues as a percentage of net revenue was 22.4% for the three months ended March 31, 2002 as compared to 23.6% for the comparable period in 2001.

   The provision for doubtful accounts for the three months ended March 31, 2002 decreased by $1.0 million, or 20.8%, from the comparable period in 2001. The provision for doubtful accounts expense as a percentage of net revenue decreased to 2.4% for the three months ended March 31, 2002 as compared to 3.1% for the same period in 2001. This improvement is attributed to improved billing procedures and system enhancements.

   Selling, general and administrative expenses for the three months ended March 31, 2002 increased by $5.3 million, or 6.7%, to $85.0 million, from the comparable period in 2001. The majority of this increase was due to the increase in salary and related benefits for company personnel. Selling, general and administrative expenses as a percentage of net revenues increased to 54.9% for the three months ended March 31, 2002 from 53.8% for the three months ended March 31, 2001.

   Depreciation and amortization for the three months ended March 31, 2002 decreased $11.9 million, or 80.7%, to $2.8 million, from the comparable period in 2001. The decrease was primarily due to the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Accordingly, for the three months ended March 31, 2002, there was no amortization expense of intangible assets with indefinite lives. Had SFAS No. 142 been in effect for the three months ended March 31, 2001, amortization of goodwill would have been reduced by $12.0 million and net earnings for such period would have increased by $10.6 million.

   We incurred $29.1 million of reorganization expenses related to Rotech Medical Corporation's bankruptcy in the three months ended March 31, 2002, consisting of: (i) severance and termination payments in the amount of $0.8 million, (ii) priority tax claims allowed of $14.0 million, (iii) administrative expense claims allowed of $7.8 million, (iv) loss on the sale/leaseback of vehicles of $4.7 million, and (v) other charges resulting from reorganization of $1.8 million.

   Federal and state income taxes for the three months ended March 31, 2002 decreased $10.3 million to a credit of $0.2 million from the comparable period in 2001. The decrease in federal and state income taxes was due to the pre-tax loss in the three months ended March 31, 2002 and an unusually high effective tax rate of 76% for the three months ended March 31, 2001. This high effective tax rate resulted from the non-deductible amortization of goodwill.

   Extraordinary gain on debt discharge was $20.4 million for the three months ended March 31, 2002. This consisted of a debt discharge related to our emergence from bankruptcy.

   Net earnings were $19.9 million for the three months ended March 31, 2002 as compared to $3.2 million for the same period in 2001. The increase was due to the extraordinary gain on the debt discharge, the increased revenue described above, a decline in depreciation and amortization expense and a decline in income tax expense. These items were offset by increases in reorganization items and selling, general and administrative expenses.

   For the three months ended March 31, 2002, EBITDA was $43.6 million as compared to $39.1 million for the three months ended March 31, 2001. See "Summary Consolidated Financial Data," footnote (6) on page 15 for a detailed definition of EBITDA.

   The following table shows the results of our predecessor's operations as a percentage of its net revenues for the fiscal years ended December 31, 1999, 2000 and 2001.

                                                                  Year Ended December 31,
                                                                  --------------------
                                                                   1999    2000    2001
                                                                  -----   -----   -----
Statement of Operations Data:
Net revenues..................................................... 100.0%  100.0%  100.0%
Costs and expenses:
   Cost of net revenues..........................................  26.2%   26.9%   23.1%
   Provision for doubtful accounts...............................   4.6%    4.8%    3.4%
   Selling, general and administrative...........................  49.9%   55.4%   53.6%
   Depreciation and amortization.................................   4.6%    8.9%    9.9%
   Interest expense (income).....................................   0.0%    0.0%   (0.1)%
   Provision for settlement of government claims.................   2.6%    0.4%    0.4%
   Provision for inventory losses................................   0.0%    0.0%    0.3%
                                                                  -----   -----   -----
       Total costs and expenses..................................  87.9%   96.4%   90.7%
                                                                  -----   -----   -----
       Earnings before reorganization items and income taxes.....  12.1%    3.6%    9.3%
Reorganization items.............................................   0.0%    3.0%    2.8%
                                                                  -----   -----   -----
       Earnings before income taxes..............................  12.1%    0.6%    6.5%
Federal and state income taxes...................................   5.8%    2.1%    4.9%
                                                                  -----   -----   -----
       Net earnings (loss).......................................   6.4%   (1.5)%   1.6%
                                                                  =====   =====   =====
EBITDA(1)........................................................  24.1%   19.4%   27.2%
                                                                  =====   =====   =====

   (1) See "Summary Consolidated Financial Data," footnote (6) on page 15 for a detailed definition of EBITDA.

  Year ended December 31, 2001 as compared to the year ended December 31, 2000

   Total net revenues for the year ended December 31, 2001 increased $45.8 million or 8.1% to $614.5 million, from the comparable period in 2000. The increase was attributable to an 11.9% growth in our respiratory therapy equipment and services revenues, which was off-set by a 14.0% decrease in our durable medical equipment revenues. The increase in respiratory equipment and services revenues was primarily due to an increase in oxygen concentrator rentals and an increase in sales of nebulizer medications. The decrease in durable medical equipment revenues was due to our efforts to focus our revenue growth on the more profitable respiratory therapy equipment rental and related services, to provide durable medical equipment as a complementary offering to respiratory therapy services and to discontinue the sale of certain supplies. In 2000, we experienced deterioration in the composition of accounts receivable due to a variety of factors related to the bankruptcy filing. Some of the factors that negatively affected the billing and collections process include increased loss of office and other personnel, problems experienced in the closure and consolidation of billing locations and systems, personnel shortages and the competing time demands required in normalizing relations with payors and addressing a variety of vendor issues. In the fourth quarter of 2000, we performed a study and analysis of these issues and their effect, and performed a re-evaluation of the allowance for doubtful accounts and contractual adjustments. We recorded an increase to contractual adjustments of $15.0 million in 2000.

   Cost of net revenues for the year ended December 31, 2001 decreased $10.9 million or 7.2% to $141.8 million, from the comparable period in 2000. The decrease in cost of net revenues is attributable to the change in revenue composition from lower gross margin durable medical equipment to respiratory therapy equipment and services as well as a price decrease in certain products. Cost of net revenues as a percentage of net revenue was 23.1% for 2001 as compared to 26.9% for 2000.

   The provision for doubtful accounts for the year ended December 31, 2001 decreased by $6.4 million or 23.5% from the comparable period in 2000. The provision for doubtful accounts expense as a percentage of net revenue decreased to 3.4% for the year ended December 31, 2001 as compared to 4.8% for 2000. This improvement is attributed to improved billing procedures and system enhancements as well as the $5.0 million increase in expense recorded in 2000 related to the deterioration of accounts receivable experienced in that year, as discussed above.

   Selling, general and administrative expenses for the year ended December 31, 2001 increased by $14.4 million or 4.6% to $329.5 million, from the comparable period in 2000. The majority of this increase was due to an increase in salary and related benefits for company personnel. Selling, general and administrative expenses as a percentage of net revenues decreased to 53.6% for the year ended December 31, 2001 from 55.4% for the year ended December 31, 2000. This decrease is primarily due to our maintaining a relatively flat employee count while increasing net revenues by 8.1%.

   Depreciation and amortization for the year ended December 31, 2001 increased $10.1 million or 20.0% to $60.7 million, from the comparable period in 2000. The increase was due to increased depreciation on capital expenditures for 2001 as well as increased amortization on intangible assets. We adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Had SFAS No. 142 been in effect for the years ended December 31, 2001 and 2000, amortization of goodwill would have been reduced by $47.8 million and $41.0 million, respectively, and net earnings for such periods would have increased by $42.2 million and $35.4 million, respectively.

   We incurred $17.1 million of reorganization expenses related to our predecessor's bankruptcy in the year ended December 31, 2001, consisting primarily of: (a) severance and termination payments in the amount of approximately $0.7 million, (b) legal, accounting and consulting fees of approximately $3.8 million, (c) a loss on closure of discontinued billing centers and pharmacies of $7.9 million, (d) provision for long-term incentive bonus of approximately $3.6 million and (e) provision for discontinued life insurance of $1.1 million.

   Federal and state income taxes for the year ended December 31, 2001 increased $18.2 million to $30.3 million, from the comparable period in 2000. The increase in federal and state income taxes was attributable to an increase in earnings before income taxes and the impact of intangible asset amortization and other book expenses not deductible for tax purposes.

   Net earnings were $9.7 million for 2001 as compared to a net loss of $8.8 million for 2000. The increase was due to the increased revenue described above, which was off-set by increases in selling, general and administrative expenses, depreciation and amortization, and income taxes for the year 2001.

   For the year ended December 31, 2001, EBITDA was $166.9 million as compared to $110.2 million for the year ended December 31, 2000. See "Summary Consolidated Financial Data," footnote (6) on page 15 for a detailed definition of EBITDA.

  Year ended December 31, 2000 as compared to the year ended December 31, 1999

   Total net revenues for the year ended December 31, 2000 decreased $18.1 million or 3.1% to $568.7 million, from the comparable period in 1999. The decrease was attributable to a 4.8% growth in our respiratory therapy equipment and services revenues, which was off-set by a 15.5% decrease in our durable medical equipment revenues. The increase in respiratory equipment and services revenues was primarily due to an increase in oxygen concentrator rentals and an increase in sales of nebulizer medications. The decrease in durable medical equipment revenues was due to our efforts to focus our revenue growth on the more profitable respiratory therapy equipment rental and related services, to provide durable medical equipment as a complementary offering to respiratory therapy services and to discontinue the sale of certain supplies. We experienced deterioration in the composition of accounts receivable during 2000 due to a variety of factors related to the operational effects of the bankruptcy filing. Some of the factors that negatively affected the billing and collections process include increased loss of office and other personnel, problems experienced in the closure and consolidation of billing locations and systems, and personnel shortages and the competing time demands required in normalizing relations with payors and addressing a variety of payor issues. In the fourth quarter of 2000 we performed a study and analysis of these issues and their effect, and performed a re-evaluation of the allowance for doubtful accounts and contractual adjustments. Accordingly, we recorded an increase to the provision for bad debts of $5.0 million and an increase to contractual adjustments of $15.0 million in 2000.

   Cost of net revenues for the year ended December 31, 2000 decreased $1.2 million, or 0.8%, to $152.8 million from the comparable period in 1999. The decrease in cost of net revenues is attributable to the decrease in net revenues. Cost of net revenues as a percentage of net revenue was 26.9% for 2000 as compared to 26.2% for 1999.

   The provision for doubtful accounts for the year ended December 31, 2000 increased by $561,000 or 2.1% from the comparable period in 1999. Although total provision for doubtful accounts expense increased for 2000, the provision as a percentage of net revenue was 4.8% for the year ended December 31, 2000 and 4.6% for the year ended December 31, 1999.

   Selling, general and administrative expenses for the year ended December 31, 2000 increased by $22.5 million or 7.7% to $315.1 million, from the comparable period in 1999. This increase was due primarily to an increase in salaries and related benefits for company personnel.

   Depreciation and amortization for the year ended December 31, 2000 increased $23.4 million, or 86.3%, to $50.6 million, from the comparable period in 1999. The increase was due to depreciation on capital expenditures for 2000 and the change in estimated life of intangible assets from 40 years to 20 years in the fourth quarter of 1999. This change in estimated life increased amortization for the year ended December 31, 2000 by approximately $22 million or 100% to $44 million, from the comparable period in 1999. We adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Had SFAS No. 142 been in effect for the years ended December 31, 2000 and 1999, amortization of goodwill would have been reduced by $41.0 million and $18.9 million, respectively, and net earnings for such periods would have increased by $35.4 million and $15.9 million, respectively.

   We incurred $17.2 million of reorganization expenses related to our predecessor's bankruptcy in the year ended December 31, 2000, consisting primarily of: (a) severance and termination payments in the amount of approximately $3.5 million, (b) legal, accounting and consulting fees of approximately $0.3 million and (c) a loss on closure of discontinued branch operations and product lines resulting from our reorganizing and restructuring of approximately $13.4 million.

   Federal and state income taxes for the year ended December 31, 2000 decreased $21.8 million or 64.3% to $12.1 million, from the comparable period in 1999. The decrease in federal and state income taxes was attributable to the decrease in earnings before income taxes and the impact of intangible asset amortization and other book expenses not deductible for tax purposes.

   Net loss was $8.8 million for 2000 as compared to net earnings of $37.3 million for 1999. The decrease was due to the decline in net revenues, combined with the increased expenses described above in selling, general and administrative expenses, depreciation and amortization and reorganization expenses for the year 2000.

   For the year ended December 31, 2000, EBITDA was $110.2 million as compared to $141.3 million for the year ended December 31, 1999. See "Summary Consolidated Financial Data," footnote (6) on page 15 for a detailed definition of EBITDA.

Liquidity and capital resources

   Our predecessor, Rotech Medical Corporation, was acquired by and became a wholly-owned subsidiary of IHS in October 1997. From that time until its emergence from bankruptcy, Rotech Medical Corporation had an integrated cash management system with IHS under which any cash in the consolidated bank account at the end of each day in excess of amounts needed by Rotech Medical Corporation for its operations was transferred to IHS. During the bankruptcy proceeding, Rotech Medical Corporation operated as a debtor-in-possession under the jurisdiction of the United States Bankruptcy Court for the District of Delaware. IHS was also in bankruptcy and had a debtor-in-possession financing facility. Rotech Medical Corporation continued to operate pursuant to the integrated cash management system previously in place. Upon emergence from bankruptcy, Rotech Medical Corporation is no longer a subsidiary of IHS and we, as the successor to Rotech Medical Corporation, are not a subsidiary of IHS. We now have a separate independent cash management system. We have entered into the credit facilities described under the section captioned "Description of credit facilities." For more information regarding Rotech Medical Corporation's bankruptcy case, see "Business--The bankruptcy case."

   Net cash provided by operating activities and reorganization items was $57.2 million for the six months ended September 30, 2002, and $24.5 million for the three months ended March 31, 2002. For the nine months ended September 30, 2001, net cash provided by operating activities and reorganization items was $78.1 million. Cash flows in both years were sufficient to fund capital expenditures and required repayments of debt.

   Accounts receivable before allowance for doubtful accounts decreased $19.8 million from $142.0 million at December 31, 2001 to $122.2 million at September 30, 2002. Accounts receivable decreased as a result of an increase in cash collections for the period. Days sales outstanding (calculated as of each period end by dividing accounts receivable, less allowance for doubtful accounts, by the 90-day rolling average of net revenue) were 59 days at September 30, 2002 compared to 68 days at December 31, 2001.

   Included in accounts receivable are earned but unbilled receivables of $18.3 million at September 30, 2002 and $24.9 million at December 31, 2001. Delays, ranging from a day to several weeks, between the date of service and billing can occur due to delays in obtaining certain required payor-specific documentation from internal and external sources. Earned but unbilled receivables are aged from date of service and are considered in our analysis of historical performance and collectibility.

   Due to the nature of the industry and the reimbursement environment in which we operate, certain estimates are required to record net revenues and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review.

   Management performs analyses to evaluate the net realizable value of accounts receivable. Specifically, management considers historical realization data, accounts receivable aging trends, other operating trends and relevant business conditions. Because of continuing changes in the health care industry and third-party reimbursement, it is possible that management's estimates could change, which could have an impact on operations and cash flows.

   Capital expenditures totaled $31.0 million for the six months ended September 30, 2002, and $15.3 million for the three months ended March 31, 2002. For the nine months ended September 30, 2001, capital expenditures were $62.6 million. The decrease in 2002 is attributed to a decline in the purchase of vehicles (which are now leased under a master operating lease).

   Cash flows from financing activities primarily relate to our predecessor's emergence from bankruptcy, which was reflected in the three months ended March 31, 2002. On the effective date of the plan of reorganization, we entered into:

  . a five-year $75 million senior secured revolving credit facility that will constitute a working capital facility for general corporate purposes including working capital, capital expenditures and acquisitions. We have no immediate plans to draw on this facility other than issuance of letters of credit. The interest rates per annum applicable to the senior secured revolving credit facility is LIBOR or, at our option, the alternate base rate, which is the higher of (a) the rate of interest publicly announced by UBS AG as its prime rate in effect at its Stamford Branch, and (b) the federal funds effective rate from time to time plus 0.50%, in each case, plus the applicable margin. The applicable margin with respect to the revolving credit facility, is determined in accordance with a performance grid based on our consolidated leverage ratio and ranges from 3.25% to 2.25% in the case of Eurodollar rate advances and from 2.25% to 1.25% in the case of alternate base rate advances.

  . a six-year $200 million senior secured term loan, the proceeds of which were used to repay certain pre-petition claims owed to Rotech Medical Corporation's creditors as part of its plan of reorganization. The term loan is repayable in an aggregate annual amount equal to 1% of the principal amount each year for the first five years with the balance due in year six. Interest is payable based on the election of either the Eurodollar rate plus 3.00% or the prime rate plus 2.00%.

  . An aggregate principal amount of $300 million of the old notes described in this prospectus, the proceeds of which were used to repay certain pre-petition claims owed to the creditors of our predecessor as part of its plan of reorganization. The notes mature on April 1, 2012. Interest of 9 1/2% is payable semi-annually in arrears on April 1 and October 1 of each year.

   Borrowings under the revolving credit facility and term loan are secured by substantially all of our assets and the agreements impose numerous restrictions, including, but not limited to, covenants requiring the maintenance of certain financial ratios, limitations on additional borrowing, capital expenditures, acquisitions and investments.

   Upon our predecessor's emergence from bankruptcy, settlement agreements that it had entered into with IHS and with the United States Government became effective. Pursuant to the settlement agreement with IHS, Rotech Medical Corporation and IHS have fully and finally satisfied the claims they have against each other by an allocation of $40 million in cash and a $5 million promissory note and the remainder of the cash on hand (approximately $40 million) was retained by IHS. Pursuant to the terms of the settlement agreement with the United States Government, Rotech Medical Corporation paid to the federal government $17 million in cash, in full settlement and satisfaction of its claims against Rotech Medical Corporation and us for the conduct covered in the agreement.

   Our working capital requirements relate primarily to the working capital needed for general corporate purposes and our plans to grow through internal growth supplemented by acquisitions primarily in non-urban markets. Rotech Medical Corporation has historically satisfied its working capital requirements and capital expenditures from its operating cash flow, except with respect to acquisitions during the time Rotech Medical Corporation was a subsidiary of IHS, which were principally funded by IHS.

   We currently have no commitments for capital expenditures over the next twelve months other than to acquire equipment as needed to supply our patients. Our business requires us to make significant capital expenditures relating to the purchase and maintenance of the medical equipment used in our business. In the year ended December 31, 2001, Rotech Medical Corporation's capital expenditures were $79.8 million, representing 13.0% of its revenues. For the six month period ended September 30, 2002, our capital expenditures were $31.0 million, representing 10.0% of our net revenues. Although we contemplate consummating acquisitions in the next twelve months, including several acquisitions for which we have entered into non-binding letters of intent, we are not a party to any definitive agreement regarding any material acquisition. We believe that the cash generated from our operations, together with amounts available under the $75 million revolving credit facility, will be sufficient to meet our working capital, capital expenditure and other cash needs for the foreseeable future.

Selected quarterly financial data (unaudited)

   The following table presents our unaudited quarterly results of operations for 2000, 2001, March 31, 2002, June 30, 2002 and September 30, 2002. You
should read the following table in conjunction with the consolidated financial statements and related notes appearing elsewhere in this prospectus. This unaudited information has been prepared on a basis consistent with the audited consolidated financial statements contained in this prospectus and includes all adjustments, consisting only of normal recurring adjustments, that are considered necessary for a fair presentation of our financial position and operating results for the quarters presented. You should not draw any conclusions about our future results from the results of operations for any quarter.

                                                          Three Months Ended
                ------------------------------------------------------------------------------------------------------
                                                Predecessor Company                                 Successor Company
                ----------------------------------------------------------------------------------- ------------------
                Mar. 31, June 30, Sept. 30, Dec. 31,  Mar. 31, June 30, Sept. 30, Dec. 31, Mar. 31, June 30, Sept. 30,
                  2000     2000     2000      2000      2001     2001     2001      2001     2002     2002     2002
                -------- -------- --------- --------  -------- -------- --------- -------- -------- -------- ---------
                                                   (dollars in thousands)
Net revenues... $147,645 $145,607 $143,583  $131,869  $148,000 $155,590 $154,885  $156,012 $154,750 $154,993 $153,140
EBITDA(1)......   31,857   30,636   31,305    16,385    39,079   42,709   42,719    42,380   43,580   40,995   33,469
Net earnings
 (loss)........    3,644    2,725    2,762   (17,898)    3,240    3,646    1,531     1,289   19,897    7,375    4,433

(1) See "Summary Consolidated Financial Data," footnote (6) on page 15 for a detailed definition of EBITDA.

Recent accounting pronouncements

   In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS No. 141"), and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the criteria intangible assets acquired in a purchase method business combination must meet in order to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

   We were required to adopt the provisions of SFAS No. 141 effective July 1, 2001, except with regard to business combinations initiated prior to July 1, 2001, and SFAS No. 142 effective January 1, 2002. Furthermore, goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001, but before SFAS No. 142 is adopted in full, will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-SFAS No. 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized and tested for impairment in accordance with the appropriate pre-SFAS No. 142 accounting requirements prior to the adoption of SFAS No. 142. Had SFAS No. 141 and SFAS No. 142 been in effect for the years ended December 31, 1999, 2000 and 2001, amortization of goodwill would have been reduced by $18.9 million, $41.0 million and $47.8 million, respectively, and net earnings for such periods would have increased by $15.9 million, $35.4 million and $42.2 million, respectively.

   The FASB recently issued Statement of Financial Accounting Standards No. 143 entitled Accounting for Asset Retirement Obligations, Statement of Financial Accounting Standards No. 144 entitled Accounting for the Impairment or Disposal of Long-Lived Assets, and Statement of Financial Accounting Standards No. 145 entitled Rescission of FASB Statements No. 4, 44 and 64--Amendment of FASB Statement No. 13 and Technical Corrections. We believe the adoption of these statements will have no significant effect on our financial statements.

Quantitative and qualitative disclosure about market risk

   Concurrently with our predecessor's emergence from bankruptcy and the transfer to us of its business and operations, we entered into (i) a five-year $75 million senior secured revolving credit facility and (ii) a six-year $200 million senior secured term loan. Our earnings may be affected by changes in interest rates relating to these debt facilities. Variable interest rates may rise, which could increase the amount of interest expense. We did not incur any interest expense in the year ended December 31, 2001. In March 2002, in consideration for the transfer of the assets of our predecessor to us, we borrowed the entire amount of the $200 million term loan and transferred the proceeds of that loan to Rotech Medical Corporation to fund a portion of the cash distributions made by Rotech Medical Corporation in connection with its plan of reorganization. As of November 1, 2002, the $75 million senior secured revolving credit facility had not been drawn upon, although standby letters of credit totaling $5.0 million have been issued under this credit facility. Assuming a hypothetical increase of one percentage point for the variable interest rate applicable to the $200 million term loan, we would incur approximately $1.5 million in additional interest expense for the period March 27, 2002 through December 31, 2002.

Critical accounting policies

   The preparation of our financial statements in accordance with generally accepted accounting principles requires us to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Critical accounting policies are those that require the most complex or subjective judgments often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from our estimates and assumptions, there could be a material impact to our financial statements. We believe that the critical accounting policies for our company are those related to revenue recognition, accounts receivable, goodwill and other intangibles.

   The below listing is not intended to be a comprehensive list of all our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles with limited or no need for management's judgment. There are also areas in which management's judgment in selecting available alternatives may or may not produce a materially different result. For more information, see our audited consolidated financial statements and notes thereto.

  Revenue Recognition and Accounts Receivable

   Revenues are recognized on the date services and related products are provided to patients and are recorded at amounts estimated to be received under reimbursement arrangements with third-party payors.

   Due to the nature of the industry and the reimbursement environment in which we operate, certain estimates are required to record net revenues and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review.

   Management performs analyses to evaluate the net realizable value of accounts receivable. Specifically, management considers historical realization data, accounts receivable aging trends, other operating trends and relevant business conditions. Because of continuing changes in the healthcare industry and third-party reimbursement, it is possible that management's estimates could change, which could have an impact on operations and cash flows.

   We adopted Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"), in the fourth quarter of 2000. SAB 101 provides guidance on the proper timing of revenue recognition in accordance with generally accepted accounting principles. The adoption of SAB 101 did not have a material effect on our consolidated results of operations or financial position.

  Intangible Assets

   Intangible assets represent the excess of cost over the fair value of assets acquired and liabilities assumed in business combinations. Such assets are amortized on a straight-line basis. Prior to the fourth quarter of 1999, we amortized such assets using an estimated life of 40 years. However, as a result of an evaluation of the impact of the Balanced Budget Act and other factors affecting the industry, we began amortizing intangible assets using an estimated life of 20 years. This change has been treated as a change in accounting estimate and has been recognized prospectively beginning October 1, 1999.

   We adopted SFAS No. 142 effective January 1, 2002. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provision of SFAS No. 142.

   Management annually evaluates whether events or circumstances have occurred that would indicate an impairment in the value or the life of goodwill. In accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS No. 121"), if there is an indication that the carrying value of an asset, including goodwill, is not recoverable, we estimate the projected undiscounted cash flows, excluding interest, of our business to determine if an impairment loss should be recognized. In this connection, we consider the effects of external changes to our business environment, including competitive pressures, market erosion and technological and regulatory changes. The impairment loss is determined by comparing the carrying amount of the asset to its estimated fair value. We perform this impairment analysis at the business segment level.

  Contingencies

   Our business is subject to extensive laws and government regulations, including those related to the Medicare and Medicaid programs. We are also subject to a Corporate Integrity Agreement with the DHHS. Non-compliance with such laws and regulations or the Corporate Integrity Agreement could subject us to severe sanctions, including penalties and fines.

   In 1999, we recorded a provision of $15 million based on a preliminary evaluation of the government's estimated claims against us arising from Medicare payments made to certain of our operating centers. We revised this estimate and recorded an additional provision of $2 million in 2001. Legal costs incurred in connection with the government claims were approximately $2 million in 2000 and $0.5 million in 2001.

   In February 2002, we settled all outstanding government litigation and pre-petition and certain post-petition claims arising from Medicare payments made to certain of our operating centers as well as claims in unliquidated amounts for a cash settlement of $17 million.

   The Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 5, Accounting for Contingencies, provides guidance on the application of generally accepted accounting principles related to these matters. We evaluate and record liabilities for contingencies based on known claims and legal actions when it is probable a liability has been incurred and the liability can be reasonably estimated. We believe that our accrued liabilities related to such contingencies are appropriate and in accordance with generally accepted accounting principles.

Change in Independent Auditors

   On December 18, 2002, we notified KPMG LLP that we were dismissing them as our independent auditors. The change in independent auditors was recommended by the audit committee of our board of directors and was approved by our board of directors. KPMG's report on our financial statements for our two most recent fiscal years did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to audit scope or accounting principles. KPMG's report on our consolidated financial statements as of December 31, 2000 and 2001 and for each of the years in the three year period ended December 31, 2001 contains an explanatory paragraph that states that the bankruptcy case of our predecessor and its subsidiaries raised substantial doubt about our ability to continue as a going concern. See "Experts." KPMG's report also contains an explanatory paragraph that states that such consolidated financial statements have been restated. See "Business--Restatement of financial results." We are not aware of any disagreements with KPMG during our two most recent fiscal years or any subsequent interim period preceding their dismissal on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. We are not aware of any reportable events described in Item 304 of Regulation S-K under the Securities Act during our two most recent fiscal years or any subsequent interim period preceding KPMG's dismissal, except that we restated our financial statements as discussed above. KPMG will continue to act as our "Independent Review Organization" in connection with our Corporate Integrity Agreement.

   Effective February 10, 2003, we engaged the accounting firm of Deloitte & Touche, LLP ("Deloitte") as our new independent accountants to audit our financial statements for the fiscal year ending December 31, 2002. The engagement of Deloitte was approved by our board of directors, including the audit committee of the board of directors.

   During the two most recent years and the subsequent interim period through the date of this prospectus, neither we, nor anyone on our behalf, has consulted with Deloitte regarding (i) the application of accounting principles to a specified transaction (either completed or proposed), (ii) the type of audit opinion that might be rendered on our financial statements, or (iii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event set forth in Item 304(a)(1)(v) of Regulation S-K.

                              THE EXCHANGE OFFER

   We are offering to issue new 9 1/2% Senior Subordinated Notes due 2012 in exchange for a like principal amount of our old 9 1/2% Senior Subordinated Notes due 2012. We may extend, delay or terminate the exchange offer, and holders of old notes will need to complete the exchange offer documentation related to the exchange.

Purpose and effect of the exchange offer

   We entered into a registration rights agreement with the initial purchasers of the old notes in which we agreed to file a registration statement relating to an offer to issue the new notes in exchange for old notes as soon as practicable after the closing of the offering of the old notes and to use our best efforts to have it declared effective within 180 days after issuing the old notes. We are offering the new notes under this prospectus to satisfy those obligations under the registration rights agreement.

   To receive transferable new notes in exchange for your old notes in the exchange offer, you, as the holder of an old note, will be required to make the following representations:

  . you are not one of our "affiliates," as defined in Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"), or a broker-dealer tendering old notes acquired directly from us for your own account;

  . you have no arrangement or understanding with any person to participate in a distribution of the old notes or the new notes within the meaning of the Securities Act;

  .   you are acquiring the new notes in the ordinary course of your business;
      and

  . if you are not a broker-dealer or if you are a broker-dealer but will not receive new notes for your own account in exchange for old notes, you are not engaged in and do not intend to participate in a distribution of the new notes.

   If you are a broker-dealer that will receive new notes for your own account in exchange for old notes, you will be required to further represent that the old notes to be exchanged for new notes were acquired by you as a result of market-making activities or other trading activities and you will be required to acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with the resale of any new notes. It is understood that you are not admitting that you are an "underwriter" within the meaning of the Securities Act by acknowledging that you will deliver, and by delivery of, a prospectus.

   In addition to the exchange offer registration statement to which this prospectus relates, we have also agreed to file a shelf registration statement to cover resales of the old notes under limited circumstances. We will file a shelf registration statement with the SEC if:

     .   we are not required to file the exchange offer registration statement;
         or

     . we are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy; or

     . any holder of old notes notifies us prior to the 20th day following consummation of the exchange offer that:

        . it is prohibited by law or SEC policy from participating in the exchange offer; or

        . it may not resell the new notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales; or

        . it is a broker-dealer and owns old notes acquired directly from us or our affiliates.

   See "Description of notes--Registration rights; liquidated damages."

Resale of new notes

   Based on interpretations of the SEC staff in "no-action letters" issued to third parties, we believe that each new note issued under the exchange offer may be offered for resale, resold and otherwise transferred by you, the holder of that new note, without compliance with the registration and prospectus delivery provisions of the Securities Act if:


  . you are not our "affiliate" within the meaning of Rule 144 under the Securities Act;

  .   the new note is acquired in the ordinary course of your business; and

  .   you do not intend to participate in the distribution of new notes.

   However, the SEC has not considered the legality of our exchange offer in the context of a "no-action letter," and there can be no assurance that the SEC staff would make a similar determination with respect to our exchange offer as in other circumstances.

   If you tender old notes in the exchange offer with the intention of participating in any manner in a distribution of the new notes:

  .   you cannot rely on these interpretations by the SEC staff; and

  . you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

   Unless an exemption from registration is otherwise available, any security holder intending to distribute new notes should be covered by an effective registration statement under the Securities Act containing the selling securityholder's information required by Item 507 or Item 508, as applicable, of Regulation S-K under the Securities Act. This prospectus may be used by you to offer for resale, resell or otherwise transfer new notes only as specifically described in this prospectus. Failure to comply with the registration and prospectus delivery requirements by a holder subject to these requirements could result in that holder incurring liability for which it is not indemnified by us. Only broker-dealers that acquired the old notes as a result of market-making activities or other trading activities may participate in the exchange offer. Please read the section captioned "Plan of distribution" for more details regarding the transfer of new notes.

Terms of the exchange offer

   Upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any old notes properly tendered and not withdrawn before the expiration date. We will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of old notes surrendered under the exchange offer. Old notes may be tendered only in integral multiples of $1,000. The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

   As of the date of this prospectus, $300 million aggregate principal amount of old notes are outstanding. This prospectus and the letter of transmittal included with this prospectus are being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

   We intend to conduct the exchange offer according to the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Old notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits the holders have under the indenture relating to the notes.

   We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes.

   Holders tendering old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important for holders to read the section captioned "Fees and expenses" for more details regarding fees and expenses incurred in the exchange offer.

   We will return any old notes that we do not accept for exchange for any reason without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

Expiration date

   The exchange offer will expire at midnight, New York City time, on March 20, 2003 unless, in our sole discretion, we extend the exchange offer.

Extensions, delay in acceptance, termination or amendment

   We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. During any extensions, all old notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange.

   To extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will also make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

   If any of the conditions described below under "Conditions to the exchange offer" have not been satisfied, we reserve the right, in our sole discretion:

  .   to delay accepting for exchange any old notes;

  .   to extend the exchange offer; or

  .   to terminate the exchange offer;

in each case by giving oral or written notice of a delay, extension or termination to the exchange agent. Subject to the terms of the registration rights agreement, we also reserve the right to amend the terms of the exchange offer in any manner.

   Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of the old notes. If we amend the exchange offer in a manner we determine to constitute a material change, we will promptly disclose the amendment by means of a prospectus supplement. The supplement will be distributed to the registered holders of the old notes. Depending upon the nature and significance of the amendment and the manner of disclosure to the registered holders, we will extend the exchange offer for an additional 5 to 20 business days.

   Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate any public announcement, other than by making a timely release to the Dow Jones News Service.

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Conditions to the exchange offer

   Despite any other term of the exchange offer, if in our reasonable judgment the exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the staff of the SEC:

  . we will not be required to accept for exchange, or exchange any new notes for, any old notes; and

  . we may terminate the exchange offer as provided in this prospectus before accepting any old notes for exchange.

   In addition, we will not be obligated to accept for exchange the old notes of any holder that has not made:

  . the representations described under "Purpose and effect of the exchange offer," "Procedures for tendering" and "Plan of distribution"; and

  . other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the new notes under the Securities Act.

   We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions to the exchange offer specified above. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. These conditions are for our sole benefit, and we may assert them or waive them, in whole or in part, at any time or at various times prior to the expiration of the exchange offer in our sole discretion. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each right will be deemed an ongoing right that we may assert at any time or at various times prior to the expiration of the exchange offer. In addition, we will not accept for exchange any old notes tendered and will not issue new notes in exchange for any old notes, if at that time any stop order has been threatened or is in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture relating to the notes under the Trust Indenture Act of 1939.

Procedures for tendering

  How to Tender Generally

   Only a holder of old notes may tender old notes in the exchange offer. To tender in the exchange offer, you must either comply with the procedures for manual tender or comply with the automated tender offer program procedures of DTC described below under "Tendering through DTC's automated tender offer program."

   To complete a manual tender, you must:

  . complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal;

  . have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires;

  . mail or deliver the letter of transmittal or a facsimile of the letter of transmittal to the exchange agent before the expiration date; and

  .   deliver (and the exchange agent must receive before the expiration date):

     .   the old notes along with the letter of transmittal; or

     . a timely confirmation of book-entry transfer of the old notes into the exchange agent's account at DTC according to the procedure for book-entry transfer described below under "Book-entry transfer."

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   If you wish to tender your old notes and cannot comply with the requirement to deliver the letter of transmittal and your old notes or use the automated tender offer program of DTC before the expiration date, you must tender your old notes according to the guaranteed delivery procedures described below.

   To be tendered effectively, the exchange agent must receive physical delivery of the letter of transmittal and other required documents at its address provided above under "Summary of the exchange offer--The exchange agent" before the expiration date. The tender by a holder that is not withdrawn before the expiration date will constitute an agreement between the holder and us according to the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

   The method of delivery of old notes, the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Rather than mail these items, we recommend that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. You should not send the letter of transmittal or old notes to us. You may request your brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions on your behalf.

  Book-Entry Transfer

   The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC's system may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent's account at DTC according to DTC's procedures for transfer. Holders of old notes who are unable to deliver confirmation of the book-entry tender of their old notes into the exchange agent's account at DTC or all other documents required by the letter of transmittal to the exchange agent on or before the expiration date must tender their old notes according to the guaranteed delivery procedures described below.

  Tendering Through DTC's Automated Tender Offer Program

   The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's automated tender offer program to tender its old notes. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the old notes to the exchange agent according to its procedures for transfer. DTC will then send an agent's message to the exchange agent.

   The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, stating that:

  . DTC has received an express acknowledgment from a participant in its automated tender offer program that the participant is tendering old notes that are the subject of book-entry confirmation;

  . the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent's message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

  .   the agreement may be enforced against the participant.

  How To Tender If You Are a Beneficial Owner

   If you beneficially own old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender those notes, you should contact the registered holder promptly

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and instruct it to tender on your behalf. If you are a beneficial owner and wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your old notes, either:

  . make appropriate arrangements to register ownership of the old notes in your name; or

  . obtain a properly completed bond power from the registered holder of old notes.

   The transfer of registered ownership may take considerable time and may not be completed before the expiration date.

  Signatures and Signature Guarantees

   Except as described below, you must have signatures on a letter of transmittal or a notice of withdrawal described below guaranteed by:

  .   a member firm of a registered national securities exchange;

  .   a member of the National Association of Securities Dealers, Inc.;

  . a commercial bank or trust company having an office or correspondent in the United States; or

  . an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act.

   The above must be a member of one of the recognized signature guarantee programs identified in the letter of transmittal. No signature guarantee is required if the old notes are tendered:

  . by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal and the new notes are being issued directly to the registered holder of the old notes tendered in the exchange for those new notes; or

  . for the account of a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution.

When endorsements or bond powers are needed

   If the letter of transmittal is signed by a person other than the registered holder of any old notes, the old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder's name appears on the old notes and a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an eligible guarantor institution must guarantee the signature on the bond power.

   If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. They should also submit evidence of their authority to deliver the letter of transmittal satisfactory to us unless we waive this requirement.

Determinations under the exchange offer

   We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered old notes and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding

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on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time we shall determine. Neither we, the exchange agent nor any other person will be under any duty to give notification of defects or irregularities with respect to tenders of old notes, and none of the aforementioned will incur liability for failure to give notification. Tenders of old notes will not be deemed made until any defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

When we will issue new notes

   In all cases, we will not issue new notes for old notes that we have accepted for exchange under the exchange offer until the exchange agent has received:

  . old notes or a timely book-entry confirmation of the old notes into the exchange agent's account at DTC; and

  . a properly completed and duly executed letter of transmittal and all other required documents or properly transmitted agent's message.

   With respect to persons who have made these required deliveries, the new notes will be issued promptly upon consummation of the exchange offer.

Return of old notes not accepted or exchanged

   If we do not accept any tendered old notes for exchange for any reason described in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or nonexchanged old notes will be returned without expense to their tendering holder. In the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC according to the procedures described below, the nonexchanged old notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the exchange offer.

Your representations to us

   By signing or agreeing to be bound by the letter of transmittal, you will represent that, among other things:

  . you are not our "affiliate" as defined in Rule 144 of the Securities Act or a broker-dealer tendering old notes acquired directly from us for your own account;

  . you have no arrangement or understanding with any person to participate in a distribution of the old notes or the new notes within the meaning of the Securities Act;

  .   you are acquiring the new notes in the ordinary course of your business;
      and

  . if you are not a broker-dealer or are a broker-dealer but will not receive new notes for your own account in exchange for old notes, you are not engaged in and do not intend to participate in a distribution of the new notes.

   If you are a broker-dealer that will receive new notes for your own account in exchange for old notes, you will be required to further represent that the old notes to be exchanged for new notes were acquired by you as a result of market-making activities or other trading activities and you will be required to acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with the resale of any new notes. It is understood that you are not admitting that you are an "underwriter" within the meaning of the Securities Act by acknowledging that you will deliver, and by delivery of, a prospectus.

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Guaranteed delivery procedures

   If you wish to tender your old notes but your old notes are not immediately available or you cannot deliver your old notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC's automated tender offer program before the expiration date, you may tender if:

  . the tender is made through a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an eligible guarantor institution;

  . before the expiration date, the exchange agent receives from the member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., commercial bank or trust company having an office or correspondent in the United States, or eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent's message and notice of guaranteed delivery:

     . stating your name and address, the registered number(s) of your old notes and the principal amount of old notes tendered;

     .   stating that the tender is being made;

     . guaranteeing that, within three business days after the expiration date, the letter of transmittal or facsimile thereof, together with the old notes or a book-entry confirmation and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

     . the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered old notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three business days after the expiration date.

   Upon request to the exchange agent, the exchange agent will send you a notice of guaranteed delivery if you wish to tender your old notes using the guaranteed delivery procedures described above.

Withdrawal of tenders

   Except as otherwise provided in this prospectus, you may withdraw your tender at any time before midnight, New York City time, on the expiration date unless previously accepted for exchange. For a withdrawal to be effective:

  . the exchange agent must receive a written notice of withdrawal at one of the addresses listed above under "Summary--The exchange agent"; or

  . the withdrawing holder must comply with the appropriate procedures of DTC's automated tender offer program system.

      Any notice of withdrawal must:

  . specify the name of the person who tendered the old notes to be withdrawn (the "Depositor");

  . identify the old notes to be withdrawn, including the registration number or numbers and the principal amount of the old notes;

  . be signed by the Depositor in the same manner as the original signature on the letter of transmittal used to deposit those old notes or be accompanied by documents of transfer sufficient to permit the trustee for the old notes to register the transfer into the name of the Depositor withdrawing the tender; and

  . specify the name in which the old notes are to be registered, if different from that of the Depositor.

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   If old notes have been tendered under the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC.

   We will determine all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal, and our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

   Any old notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC according to the procedures described above, the old notes will be credited to an account maintained with DTC for the old notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Holders may retender properly withdrawn old notes by following one of the procedures described under "--Procedures for tendering" above at any time on or before the expiration date.

Fees and expenses

   We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail. We may, however, make additional solicitation by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

   We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the old notes and in handling or forwarding tenders for exchange.

   We will pay the cash expenses to be incurred in connection with the exchange offer, including:

  .   SEC registration fees;

  .   fees and expenses of the exchange agent and trustee;

  .   accounting and legal fees and printing costs; and

  .   related fees and expenses.

Transfer taxes

   We will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

  . certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered;

  . tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

  . a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

   If satisfactory evidence of payment of any transfer taxes payable by a note holder is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to that tendering holder.

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Consequences of failure to exchange

   If you do not exchange your old notes for new notes in the exchange offer, your old notes will remain subject to the existing restrictions on transfer. In general, you may not offer or sell the old notes unless they are registered under the Securities Act or the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the old notes under the Securities Act. Based on interpretations of the SEC staff, you may offer for resale, resell or otherwise transfer new notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

  . you are not our "affiliate" within the meaning of Rule 144 under the Securities Act;

  .   you acquired the new notes in the ordinary course of your business; and

  . you have no arrangement or understanding with respect to the distribution of the new notes to be acquired in the exchange offer.

   If you tender your old notes in the exchange offer for the purpose of participating in a distribution of the new notes:

  .   you cannot rely on the applicable interpretations of the SEC; and

  . you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Accounting treatment

   We will not recognize a gain or loss for accounting purposes upon the consummation of the exchange offer. We will amortize expenses of the exchange offer over the term of the new notes under accounting principles generally accepted in the United States of America.

Other

   Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

   We may, in the future, seek to acquire untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

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                                   BUSINESS

   Our predecessor emerged from bankruptcy on March 26, 2002 and subsequently transferred all of its assets to us in a restructuring transaction. As a result, references to "we", "our", and "us" refer to the operations of Rotech Healthcare Inc., a Delaware corporation, and its subsidiaries for all periods beginning on March 26, 2002 and the business and operations of our predecessor, Rotech Medical Corporation, a Florida corporation, and its subsidiaries for all periods prior to March 26, 2002.

Our business

   We are one of the largest providers of home medical equipment and related products and services in the United States, with a comprehensive offering of respiratory therapy and durable home medical equipment and related services. We provide equipment and services in 48 states through over 600 operating centers located primarily in non-urban markets. We believe that these markets provide certain advantages, including less competition from national providers and lower operating costs. We provide our equipment and services to the expanding population of principally older patients with breathing disorders such as chronic obstructive pulmonary diseases, or COPD (which include chronic bronchitis and emphysema), obstructive sleep apnea and other cardiopulmonary disorders.

   Our revenues are principally derived from respiratory equipment rental and related services (75.2% of revenues for the year ended December 31, 2001), which include rental of oxygen concentrators, liquid oxygen systems, portable oxygen systems, ventilator therapy systems, nebulizer equipment and sleep disorder breathing therapy systems, and the sale of nebulizer medications. We also generate significant revenues through the rental and sale of durable medical equipment (21.5% of revenues for the year ended December 31, 2001), including hospital beds, wheelchairs, walkers, patient aids and ancillary supplies. We derive a majority of our revenues from reimbursement by third-party payors, including Medicare, Medicaid, the Veterans Administration and private insurers. For the year ended December 31, 2001, we generated net revenues of $614.5 million and net earnings of $9.7 million. For the same period, net cash provided by operating activities was $116.1 million, net cash provided by operating activities and reorganization items was $114.0 million and net cash used in investing activities and net cash used in financing activities were $85.0 million and $39.1 million, respectively. EBITDA for the year ended December 31, 2001 was $166.9 million. For the six months ended September 30, 2002, we generated net revenues of $308.1 million and net earnings of $11.8 million. For the same period, net cash provided by operating activities was $58.7 million, net cash provided by operating activities and reorganization items was $57.2 million and net cash used in investing activities and net cash used in financing activities were $34.2 million and $6.0 million, respectively. EBITDA for the six months ended September 30, 2002 was $74.5 million. During the six months ended September 30, 2002, we incurred one-time charges of $4.9 million for special investigation and severance costs. Had these one-time charges not been incurred, EBITDA for the six months ended September 30, 2002 would have been $79.3 million. See "Summary Consolidated Financial Data," footnote (6) on page 15 for a detailed definition of EBITDA.

Industry overview

   According to the Centers for Medicare and Medicaid Services, or CMS, the home health care market was estimated to be $41.3 billion in the United States in 2001, and is projected by CMS to grow at a rate of approximately 8% annually through 2005. The home health care services industry consists of home nursing and related services, infusion and nutrition therapies and home medical equipment. The market segment in which we compete is the home medical equipment market, which forms a part of the overall home health care market and primarily consists of respiratory therapy and durable home medical equipment and related services. The home medical equipment market is highly fragmented, with an estimated 2,000 providers. Most of these providers are smaller local service providers, very few of which have national scale and scope.

   We believe the home medical equipment market is benefiting from a number of favorable trends which we expect will continue to support the growth of our business, including the following:

  . according to an April 2000 industry report by Frost and Sullivan, respiratory therapy equipment and related services, which primarily consists of the rental and sale of oxygen equipment and related medication, is projected to grow at a rate of 7% to 9% annually through 2006;

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  .   according to the same industry report, durable medical equipment, which consists of the rental and sale of a broad range of medical equipment for use in the home, is projected to grow at a rate of 7% to 8% annually through 2006;

  . the United States Census Bureau predicts that the aging of the "baby boomers" will increase the number of persons over 65 from approximately
      34.9 million in 2000 to over 39.7 million by 2010. This group, which comprised just over 12% of the total population in 2000, has historically been the most frequent user of home health care services; and

  . spending on home health care has increased, with the continued trend towards treatment of patients in the home as a lower cost alternative to the acute care setting. We believe this trend towards care at home will continue as patients typically prefer the convenience and freedom of treatment at home over hospitalization.

Our service lines

  Respiratory Therapy

   We provide a wide range of respiratory therapy equipment, including oxygen concentrators, liquid oxygen systems, portable oxygen systems, ventilator therapy systems, nebulizer equipment, and sleep disorder breathing therapy systems, for rental or sale. Patients in need of respiratory equipment and services suffer from breathing disorders such as COPD, obstructive sleep apnea and other cardiopulmonary disorders. Individuals diagnosed with COPD or similar diseases are often elderly, and will generally require treatment for the rest of their lives. The majority of our respiratory therapy equipment is rented and reimbursed on a monthly basis. We also generate revenue from the sale of nebulizer medications, including albuterol and ipratropium. We provide driver technicians who deliver and/or install the respiratory care equipment, instruct the patient in its use, refill the high pressure and liquid oxygen systems as necessary and provide continuing maintenance of the equipment. Respiratory therapy is monitored by licensed respiratory therapists and other clinical staff as prescribed by physicians. We currently employ approximately 750 respiratory therapists. Respiratory therapy equipment rental and related services represented 75.2% of our revenues for the year ended December 31, 2001.

   Our home respiratory care equipment includes three types of oxygen systems:

  . stationary concentrators, which extract oxygen from room air and generally provide the least expensive supply of oxygen for patients who require a continuous supply of oxygen, are not ambulatory and who do not require excessive flow rates;

  . liquid oxygen systems, which store oxygen under pressure in a liquid form and act as both stationary and portable systems; and

  . high pressure oxygen cylinders, which are typically portable systems that permit greatly enhanced patient mobility.

   Other home respiratory care equipment includes non-invasive positive pressure ventilators (NPPV), nebulizer devices and continuous positive airway pressure (CPAP) devices. NPPVs are used by individuals who suffer from certain other respiratory conditions by mechanically assisting the individual to breathe. Nebulizer devices aerosolize our nebulizer medications and allow the medications to be inhaled directly into the patient's lungs. CPAP devices deliver air into a patient's airway through a specially designed nasal mask or pillow.

   Below are some specific details regarding the primary respiratory diseases and ailments that we treat:

   Chronic Obstructive Pulmonary Disease. Many of our patients suffer from COPD and therefore require supplemental oxygen or other respiratory therapy equipment and services to alleviate the symptoms and discomfort they experience from respiratory dysfunction. COPD is a progressive disease best treated by early intervention. By starting treatment earlier in the life cycle of the disease, the progression of COPD is slowed and

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patients benefit from a higher quality of life. COPD is a chronic, incurable disease for which patients may eventually need supplemental oxygen for the rest of their lives. Prior to 1980, COPD was treated primarily in hospitals. During the 1980s, outpatient treatment involving respiratory therapy was developed and Medicare guidelines were implemented to cover it. According to the American Lung Association:

  . there are currently over 16 million people diagnosed with COPD in the United States and over 100,000 die from COPD each year. It is estimated that there is a large undiagnosed population and the total number of people suffering from COPD in the United States is approximately 30 million;

  . approximately 80% to 90% of COPD cases are caused by smoking, with other known causes being frequent lung infections and exposure to air pollutants;

  . an estimated 1.8 million Americans have emphysema (which is one manifestation of COPD). Emphysema causes the walls between the air sacs within the lungs to lose their ability to stretch and recoil, causing air to be trapped in the air sacs and impairing the exchange of oxygen and carbon dioxide; and

  . approximately 9 million people are diagnosed with chronic bronchitis (which is one manifestation of COPD) annually. Bronchitis is an inflammation of the lining of the bronchial tubes, which connect the windpipe with the lungs. If these tubes are inflamed, less air is able to flow to and from the lungs.

   Obstructive Sleep Apnea. Some of our patients suffer from obstructive sleep apnea, which is a condition characterized by repeated episodes of disrupted breathing during sleep. Such patients also require respiratory therapy equipment and services. Researchers estimate that there are currently approximately 30 million people suffering from obstructive sleep apnea in the United States, of which only 5% are diagnosed and treated.

   Other. Other cardiopulmonary diseases such as stroke (affecting approximately 4 million people in the United States) and lung cancer also frequently require home respiratory equipment and services, as do pneumonias associated with HIV/AIDS. Our services are also frequently required by persons suffering from non-pulmonary disorders, including neuromuscular diseases such as motor neuron disease, muscular dystrophy/atrophy, spinal cord injury, myasthenia gravis and diaphragmatic paralysis, where respiratory insufficiency or failure is often a factor.

  Durable Medical Equipment

   We provide a comprehensive line of durable medical equipment, such as hospital beds, wheelchairs, walkers, patient aids and other ancillary supplies, for rental or sale, to serve the specific needs of our patients. Typically, lower cost items, such as patient aids and walkers, are sold and higher cost items, such as hospital beds and wheelchairs, are rented. We consider durable medical equipment to be a complementary offering to respiratory therapy equipment and related services.

  Other Services

   We also provide other services to our patients, including nutrition therapy and pharmacy services. These services are provided on a limited basis and are intended to complement our core respiratory business.

Competitive strengths

   We believe the following are our key competitive strengths:

  Leader in Non-Urban Markets

   We are a leading provider of respiratory therapy and durable medical equipment and related services in non-urban markets. We primarily compete in these markets against smaller local and regional service providers. We offer our patients a broad range of complementary equipment and services on a scale which is not typically

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matched by many of our smaller competitors. We encourage our operating centers to maintain their local identity and community presence and to strengthen their relationships with local physicians and patients, while benefiting from the size and scope of our national operations.

  Stable and Diversified Patient Demand

   The patient demand for our equipment and services is stable and is not materially impacted by changes in general economic conditions. Our patients will typically require medical care and respiratory equipment and services for the rest of their lives. The stability of our business is further enhanced by the geographic diversity of our operations, with no individual operating center or payor contract contributing a significant portion of our revenues.

  Economies of Scale

   The scale of our operations allows us to achieve cost efficiencies which we believe gives us an advantage over our smaller competitors in negotiating contracts with suppliers, vendors, commercial insurers and other third parties. In addition, due to our size, we have been able to centralize various administrative services and spread the costs of these services over our entire operation. Additionally, our technology platform allows us to achieve cost efficiencies and acquisition integration capabilities which we believe provide us with a competitive advantage, and allow us to provide a consistent level of patient service and support.

  Relationships with Referring General Health Care Practitioners

   We rely on our extensive network of relationships with general health care practitioners to secure permitted referrals to new patients and for the provision of additional equipment and medications to meet the medical needs of existing patients. We have historically retained many of the former owners and/or employees of operating centers we have acquired to serve as our regional managers, which we believe has allowed us to retain valuable community-based physician and patient relationships across our national network. In addition, we employ individuals who are responsible for maintaining existing relationships and developing new relationships with referring physicians. We focus on relationships with general health care practitioners, because we believe that they play a greater role in non-urban areas than specialists and can help involve us in the identification and early treatment of a patient's disease, which often enables us to retain patients for a longer period of time.

  Proprietary Technology and Systems Capabilities

   Our proprietary billing system is used for substantially all of our billing sources, including Medicare, Medicaid and other third-party payors. Our proprietary system is operated from a centralized data center and uses the same software for each of our billing classes of products and payors. Our system is designed to help facilitate regulatory compliance by our employees in our billing practices. The system is scalable and capable of accommodating our planned growth for the foreseeable future.

Our business strategy

   Our strategy is to enhance our leadership position in the home medical equipment market and to increase our sales and profitability. The following are the key elements of our strategy:

  Continue to Concentrate on Non-Urban Markets

   We intend to continue to differentiate ourselves from our two largest competitors by focusing primarily on non-urban markets. Recent data by the United States Census Bureau and American Medical Association reports that approximately 55 million people live in non-urban areas (the United States census refers to non-urban areas as "non-metropolitan" areas) in the United States. We believe that these markets provide certain advantages, including less competition from national providers and lower operating costs.

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   Our focus includes marketing to primary care/family physicians to a greater extent than pulmonary specialists. These general practitioners, who play a larger role in patient care in non-urban areas, help us become involved in the identification and early treatment of a patient's disease, which often permits us to retain patients for a longer period of time.

  Increased Emphasis on Respiratory Therapy

   We have historically experienced greater profitability in respiratory therapy than durable medical equipment and we expect that trend to continue. As a result, our goal is to continue to increase the percentage of our revenues generated from home respiratory therapy equipment and related services. To achieve this objective we will continue to train our staff on ways to increase the utilization of our services by existing patients through physician education and improved patient compliance and to secure additional referral sources to increase the number of new respiratory patients. Our initiatives to increase revenues from our respiratory therapy business include the following:

  . Oxygen Patient Growth and Retention: We focus on oxygen patient growth through additional physician referrals and an oxygen retention program. We emphasize to our employees the importance of patient base growth and retention by providing quality service to general health care practitioners and their patients. Our employees, which include respiratory therapists, pharmacists and nurses, market all of our equipment and services. They are responsible for maintaining and expanding our relationships with physicians, with an emphasis on primary care physicians and general practitioners in non-urban areas. We provide marketing, training, product and service information to all of our technical personnel through our intranet and through seminars conducted on a company-wide basis so that they can communicate effectively with physicians about our equipment and services and counsel them on new procedures and medical technologies. We emphasize the cross-marketing of all our equipment and services to physicians with which we have already developed professional relationships. The goal of our oxygen retention program is to improve patient compliance and reduce the number of patients that discontinue service. We aim to retain our patients through the rest of their lives.

  . Nebulizer Medication Program: The goal of our nebulizer medication program is to educate physicians, concentrate on re-orders to ensure compliance with physician prescriptions, and emphasize major quality of life benefits for patients. In addition to supporting patient compliance, the program communicates to physicians the benefits of identifying the disease in its early stages and the benefits of the relationship between medication dosage and oxygen.

  Focus on Operating Efficiencies and Improving Margins

   We intend to complete a series of recent initiatives designed to improve our operating efficiencies and strengthen us for future growth. These initiatives, which began in April 2000, include reducing the number of billing and purchasing centers and field offices and utilizing our proprietary information technology platform to continue to centralize billing, compliance, inventory and purchasing systems. These initiatives have been important factors in improving our EBITDA margins from 19.4% for the year ended December 31, 2000 to 27.2% for the year ended December 31, 2001. See "Summary of Consolidated Financial Data," Footnote (6) on page 15 for a detailed definition for EBITDA.

   Since April 2000, we have reduced the number of billing centers from 62 to
27. We expect to further reduce the number of billing centers in 2003. The reduction of billing centers allows for increased control with fewer individuals administering the process, reduces our lease costs and facilitates the further implementation of compliance controls.

   We are developing our information technology platform to create a comprehensive technology infrastructure that can track inventory and purchasing on a store-by-store basis. We believe that this will help us ensure that our inventory is being used at its most efficient levels by tracking the useful life, maintenance and location of the equipment at all times. We believe that this will also allow us to monitor our purchasing levels, and only keep the necessary amount of inventory on hand and in the appropriate place. Full implementation is expected in 2003.

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   We also are centralizing our purchasing approval process and reducing the number of our purchasing centers. Since April 2000 we have reduced the number of purchasing centers from 94 to 8. We expect to further reduce the number of purchasing centers.

   In connection with our reduction in field operation costs, we have worked to more efficiently allocate our employees by reducing headcount in under-performing regions and creating a corporate approval process for new and replacement hires. In addition, we have streamlined our reporting structure, which has significantly improved communication not only between our operating centers, but also with corporate management. Overall, the cost cutting initiatives have resulted in the reduction of key cost items which, coupled with improvements in revenues, contributed to improved operating results.

  Expand our Relationships with Patients

   We seek to build relationships with our patients by providing consistent, high-quality care and by continuing to communicate closely with them. We believe that these actions will not only promote patient loyalty and patient satisfaction, but also improve our patients' quality of life.

  Supplement Internal Growth with Selective Acquisitions

   We intend to continue to expand through internal growth and to supplement this growth through selective acquisitions primarily in non-urban markets. We believe that we have a well-developed platform for acquisitions, including a significant national presence, a management team with extensive acquisition and business integration experience and the corporate infrastructure to effectively manage the integration process. Although we do not intend to return to our historic rate of acquisitions, we do intend to resume making selected acquisitions to achieve disciplined, steady growth. We plan to target small home medical equipment providers in non-urban markets, where we can integrate newly acquired referral sources and patients with our existing local operating centers or gain entry to a market where we do not already have a presence. In many cases, these providers have higher operating costs than we do and can benefit from our economies of scale.

   We are focused on the integration and improvement of the companies we acquire. Our integration policy encourages our operating centers to operate independently and maintain the entrepreneurial nature of our business, while we work with acquired companies to create and maintain a consistent corporate culture and integrate best practices and systems. We convert each acquisition to our proprietary information systems as soon as is practicable, and implement most other systems and procedural changes immediately, all under the direction of a dedicated integration team.

   Non-urban markets are more fragmented than urban markets and therefore we believe represent an opportunity for further consolidation. Further, we believe that changes in reimbursement rates tend to disproportionately affect the small regional and local service providers, challenging their viability and creating more attractive acquisition opportunities for us. We expect the consolidation in the number of home medical equipment providers to continue. We believe that we are well positioned to acquire small home medical equipment and service providers as the industry matures and becomes more competitive. We believe that our large number of operating centers compares favorably with our largest competitors and will facilitate integration and cost savings and allow us to pursue acquisitions with relatively minimal incremental costs and capital expenditures.

Our operations

  Organization

   Our over 600 operating centers are divided into 6 divisions. Divisional management provides its operating centers with key support services such as billing, purchasing and equipment maintenance, repair and warehousing. Each operating center delivers equipment and services to patients in their homes and other care

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sites through the operating center's delivery fleet and qualified personnel.
This structure is designed to create operating efficiencies associated with centralized services while promoting responsiveness to local market needs. We believe that this structure provides control and consistency among our regions and operating centers and helps to develop standard policies and procedures.

  Operating Systems and Controls

   Our operating systems provide management with a critical asset in measuring and evaluating key components of our operations. We have a proprietary billing system that is scalable and is used for substantially all of our billing sources, including Medicare, our largest source of revenues. All Medicare claims are aggregated at a data center where they are processed, archived, and transmitted to Medicare on a daily basis. The process is highly automated and has proven to be reliable and cost-effective.

   Our billing and collection departments work closely with personnel at operating center locations and third-party payors and are responsible for the review of patient coverage, the adequacy and timeliness of documentation and the follow-up with third-party payors to expedite reimbursement payments. We communicate with our operating centers through an intranet-based system that provides our managers with detailed information that allows us to address operating efficiencies. We believe this reporting capability allows our managers to operate their businesses more effectively and more appropriately allocate their resources.

  Payors

   We derive the majority of our revenues from reimbursement by third party payors. We accept assignment of insurance benefits from patients and, in most instances, invoice and collect payments directly from Medicare, Medicaid and private insurance carriers, as well as directly from patients under co-insurance provisions. The following table sets forth our payor mix:

                                                      Year Ended December 31,
                                                      ----------------------
                                                      1998  1999  2000  2001
                                                      ----  ----  ----  ----
   Medicare, Medicaid and other federally funded
     programs (primarily Veterans Administration
     contracts)(1)................................... 61.7% 61.7% 64.7% 66.9%
   Commercial payors(2).............................. 28.0% 29.0% 27.3% 25.9%
   Private Pay....................................... 10.3%  9.3%  8.0%  7.2%

--------
(1) We generated no revenues from the Veterans Administration in 1998.
(2) Commercial payors include indemnity plans and HMOs.

   We contract with insurers and HMOs on a local and regional basis. We generally contract with those insurers and HMOs having a significant patient population in the areas served by us, typically on a fee-for-service basis. We have not historically contracted with insurers or HMOs on a national basis. Pursuant to our contracts with the Veterans Administration (VA), we provide equipment and services to persons eligible for VA benefits in the regions covered by the contracts. The VA contracts typically provide for an annual term, subject to four or five one-year renewal periods unless terminated or not renewed by the VA. The reimbursement rates under the VA contracts are generally comparable to Medicare reimbursement rates.

The bankruptcy case

   On February 2, 2000, our predecessor, Rotech Medical Corporation, and its parent company, IHS, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court in the District of Delaware. Rotech Medical Corporation's plan of reorganization was confirmed on February 13, 2002 and became effective on March 26, 2002.

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  Events Leading to the Commencement of the Chapter 11 Cases

   The principal reason for the commencement of Rotech Medical Corporation's Chapter 11 case was that Rotech Medical Corporation had jointly guaranteed approximately $2.3 billion of obligations of IHS, under credit agreements with IHS' senior creditors. IHS defaulted on its obligations under those agreements in 1999. As a result, IHS and substantially all of its subsidiaries, including Rotech Medical Corporation, filed voluntary bankruptcy petitions under Chapter 11 on February 2, 2000.

  The Rotech Plan of Reorganization

   On February 13, 2002, the Bankruptcy Court issued an order confirming Rotech Medical Corporation's plan of reorganization, which became final on February 25, 2002. The plan of reorganization became effective on March 26, 2002. As a result of the reorganization, we are no longer a subsidiary of IHS.

   Pursuant to the plan of reorganization, Rotech Medical Corporation's creditors received all of our outstanding common stock and Rotech Medical Corporation has agreed to pay approximately $532 million in cash (including a $14 million priority tax claim that will be paid out over six years at an interest rate of 6% per year) to creditors and claimants in full satisfaction, release and discharge of claims asserted against Rotech Medical Corporation with respect to the period prior to February 2, 2000 plus certain claims which arose during the bankruptcy case. They also received all of the common stock of Rotech Medical Corporation. The plan of reorganization also provided for payment of certain expenses related to Rotech Medical Corporation's operations during the pendency of its bankruptcy case, for expenses incurred in connection with the restructuring described in "--Restructuring transaction and related transactions" and for our entry into (i) a five-year $75 million senior secured revolving credit facility and (ii) a six-year $200 million senior secured term loan (together, the "Senior Secured Credit Facilities"). For a more detailed description of some of the components of the plan of reorganization, see "Description of credit facilities" and "Management's discussion and analysis of financial condition and results of operations."

   The plan of reorganization effected a recapitalization and it did not result in a reduction in the scope of our operations. As a result of the plan of reorganization becoming effective:

  . substantially all of Rotech Medical Corporation's assets, business and operations were transferred to us;

  . certain claims and expenses were satisfied, including the guarantee claims against Rotech Medical Corporation by the senior creditors of IHS of approximately $2.3 billion, unsecured trade debt of which our liability is capped at $10 million, government claims arising out of Medicare billings asserted to be $48 million (plus claims in unliquidated amounts), subordinated debt claims of approximately $2 million, tax claims of approximately $14 million and other expenses related to the bankruptcy case; and

  . the old notes were issued, the Senior Secured Credit Facilities were established and the net proceeds thereof were applied as described in the section captioned "Use of Proceeds" above.

   As of September 30, 2002:

  . our total consolidated debt is approximately $500 million, including the old notes and approximately $194 million of senior debt;

  .   stockholders' equity is approximately $500 million;

  . any liabilities of Rotech Medical Corporation existing on the date it filed for bankruptcy protection have been substantially eliminated; and

  . we have up to $70 million of available borrowings under a five-year $75 million senior secured revolving credit facility. We have issued letters of credit totaling $5 million under this facility.

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  Major Settlements and Other Motions Approved by the Bankruptcy Court

   Subsequent to the filing of the bankruptcy case on February 2, 2000, Rotech Medical Corporation was required to seek approval of the Bankruptcy Court for certain material decisions regarding its continued operations. The following summarizes the major matters approved during the bankruptcy case:

  . Settlement with the United States Government. The United States Government filed a $48 million claim against Rotech Medical Corporation claiming trebled damages with respect to an underlying $16 million claim relating to, among other things, claims arising from Medicare billings as well as claims in unliquidated amounts. Although Rotech Medical Corporation disputed the validity of the claims and the allowability of a trebled damage claim, in an effort to compromise this and other issues, Rotech Medical Corporation and the Department of Justice, or DOJ, entered into a settlement agreement dated on or about February 11, 2002. Pursuant to the terms of the settlement agreement, which was approved by the Bankruptcy Court on February 13, 2002, Rotech Medical Corporation has paid the federal government $17 million in cash in full settlement and satisfaction of the aforementioned claims and certain claims which arose during the bankruptcy case.

      The parties to the settlement agreement are Rotech Medical Corporation and its subsidiaries and affiliates, the DOJ and the Office of Inspector General for the Department of Health and Human Services, or DHHS. On March 26, 2002, the effective date of the plan of reorganization, the DOJ provided a release of all administrative and civil monetary claims under the False Claims Act, Civil Monetary Penalties Law, Program Fraud Civil Remedies Act, common law theories of payment by mistake, unjust enrichment, breach of contract, and fraud for the covered conduct in the agreement. The Office of Inspector General also provided Rotech Medical Corporation with a release of its right to, with respect to covered conduct in the agreement, permissively exclude us from participating in federal health care programs.

      In connection with the settlement agreement, Rotech Medical Corporation entered into a Corporate Integrity Agreement with the Office of Inspector General for the DHHS. As the successor to Rotech Medical Corporation, we are subject to the terms of the Corporate Integrity Agreement.
      See "--Corporate integrity agreement" for a description of the material terms of the Corporate Integrity Agreement.

  . Settlement with IHS. During the pendency of the Chapter 11 case, Rotech Medical Corporation and IHS operated pursuant to an integrated cash management system controlled by IHS. Pursuant to the settlement agreement with IHS, Rotech Medical Corporation and IHS have fully and finally satisfied the claims they have against each other by an allocation of $40 million in cash and a $5 million promissory note and the remainder of the cash on hand (approximately $40 million) was retained by IHS. Rotech Medical Corporation and IHS exchanged, effective as of the effective date of the plan of reorganization, general releases, which cover all intercompany claims against each other. As the successor to Rotech Medical Corporation, we are subject to the terms of the settlement agreement.

  . Settlement with CMS. IHS and its subsidiaries, including Rotech Medical Corporation, receive reimbursement under Part B of Medicare. The Centers for Medicare and Medicaid Services, or CMS, had asserted that it overpaid IHS Part B Providers, including Rotech Medical Corporation, approximately $1.1 million in the aggregate for certain services and underpaid approximately $2.5 million in the aggregate for certain services. CMS was holding the underpayments in administrative freeze pending a resolution of its right to set them off against the overpayments. As part of a stipulation filed with the Bankruptcy Court, the parties agreed that CMS is permitted to off-set the underpayments against the overpayments and hold in administrative freeze the balance remaining after the off-set, subject to (A) mutual agreement by the parties or (B) an order from the Court concerning the disposition of said funds. Effective March 26, 2002, all of (A) CMS's claims against IHS and its subsidiaries, including Rotech Medical Corporation, and (B) all of IHS's and its subsidiaries', including Rotech Medical Corporation's, claims against CMS for underpayments arising under Medicare Part B before

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      the February 13, 2002 settlement date have been released, subject to limited exceptions, including insurance obligations retained by IHS. The Bankruptcy Court signed the stipulation on April 12, 2002.

  . Key Employee and Executive Retention Programs. To encourage certain key employees to remain with Rotech Medical Corporation during the reorganization process and after emergence from bankruptcy, Rotech Medical Corporation proposed, and the Bankruptcy Court approved, key employee and executive retention programs by orders dated June 21, 2000 and January 22, 2001, respectively. Under these programs, three executives and 82 other key employees became entitled to quarterly bonuses throughout the pendency of the bankruptcy proceeding, up to a maximum aggregate of approximately $5 million annually in retention bonus payments. Each key employee received annual bonuses generally ranging from 25% to 100% of each such employee's salary. As a condition to participation in the programs, each key employee agreed to a six-month non-compete obligation. Payments under this bonus plan ceased upon our predecessor's emergence from bankruptcy.

  . Settlement Agreement with a Former Executive. On July 26, 2000, the Bankruptcy Court approved a separation agreement with Stephen P. Griggs, Rotech Medical Corporation's former president, under which IHS agreed to pay to Mr. Griggs $3 million in the following manner: $1 million in September 2000, which was paid, and $2 million payable in equal monthly installments over a period of three years beginning in September 2000. The agreement imposes upon Mr. Griggs various post-termination obligations, including non-competition, non-solicitation and confidentiality obligations. As part of the agreement, Mr. Griggs also waived all claims against Rotech Medical Corporation and its subsidiaries and relinquished certain equity rights he had in IHS.

  . Rejection of Executory Contracts and Unexpired Leases. At the commencement of the bankruptcy case, Rotech Medical Corporation was party to numerous nonresidential real property leases, equipment leases and other "executory" contracts. (Although there is no precise definition of what constitutes an executory contract, the term generally includes contracts with respect to which performance remains due to some extent on both sides.) Rotech Medical Corporation rejected more than 425 leases and contracts in connection with its bankruptcy proceedings, each of which it believed would not be important to future operations. Under the Bankruptcy Code, the other party to the lease or contract which has been terminated has the right to receive damages arising from such termination. These parties became unsecured creditors of Rotech Medical Corporation with respect to their claims and their claims have been satisfied under the plan of reorganization. All leases and contracts that continued after emergence from bankruptcy were assigned to us in connection with the restructuring described in "--Restructuring transaction and related transactions."

  Other Information

  . Fresh-start Reporting. Upon emergence from bankruptcy, completion of the restructuring and the transfer of substantially all of Rotech Medical Corporation's assets to us, we implemented "fresh-start" reporting. Under fresh-start reporting, assets have been revalued and certain accounting adjustments have been made in accordance with generally accepted accounting principles. As a result of adopting "fresh-start" reporting and emerging from bankruptcy, historical financial information may not be comparable with financial information for those periods after emergence from bankruptcy. Not all of the valuations required to determine the fair value of our assets have been performed and, accordingly, the fresh-start adjustments are preliminary and subject to further revisions and adjustments.

  . Board of Directors. Our board of directors currently consists of the following seven individuals, five of whom were selected by Rotech Medical Corporation's senior creditors to serve as directors of our company:
      William Wallace Abbott, Philip L. Carter, Guy P. Sansone, Edward L. Kuntz, William J. Mercer, Arthur J. Reimers and Arthur Siegel. Stephen D. Linehan resigned from our board of directors in August 2002 and John H. Klein resigned from our board of directors in May 2002. In compliance with our bylaws, Mr. Siegel and Mr. Carter were appointed by a unanimous vote of our board of directors to fill the vacancies on our board in October 2002 and December 2002, respectively.

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  .   Restructuring Transaction and Related Transactions.  In connection with its emergence from bankruptcy, Rotech Medical Corporation transferred substantially all of its assets and liabilities to us in exchange for all of the outstanding shares of our common stock, cash necessary to fund its plan of reorganization, and a promissory note payable by IHS in the principal amount of $5 million. As part of the restructuring transaction, we issued 250,000 shares of Series A Convertible Redeemable Preferred Stock, with an aggregate face value of $5 million, to a profit sharing plan. See "--Restructuring transaction and related transactions" for a more detailed description of the restructuring. See also "Management--Employee profit sharing plan" for a detailed discussion of the terms of the profit sharing plan.

  . Agreement Related to Taxes. In connection with the plan of reorganization, we entered into a Tax Sharing Agreement with Rotech Medical Corporation and IHS which sets forth our respective rights and obligations with respect to taxes arising from and in connection with the implementation of the plan of reorganization. The Tax Sharing Agreement sets forth that the parties to the agreement will, for tax purposes, treat the transfer of Rotech Medical Corporation's assets to us as a taxable event rather than as a tax-free reorganization. If it is decided that an election should be made under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended, and under any analogous state and local law, with respect to the transfer of Rotech Medical Corporation's assets to us, it is expected that the parties to the Tax Sharing Agreement will agree to jointly make, or cause to be made, such election on a timely basis. If an election under Section 338(h)(10) is made, then we will be able to account for the acquisition of the stock of all of the subsidiaries as if we had acquired the assets of those subsidiaries for income tax purposes. This deemed asset purchase agreement will result in some increase in the immediate tax cost of the restructuring, but our tax basis used in calculating depreciation and amortization deductions for these assets will increase substantially, resulting in future tax savings. We believe that the present value of such future tax savings will be significantly greater than the increase in current tax costs.

      The parties have agreed to provide assistance to each other in the preparation and filing of tax returns, defending audits and related matters. We have agreed to indemnify Rotech Medical Corporation and IHS for all taxes attributable to us and incurred in connection with the implementation of the plan of reorganization and will indemnify Rotech Medical Corporation and IHS for all taxes that they incur as a result of the Section 338(h)(10) and similar elections described above, other than up to $2 million of certain specified taxes. Also, IHS has agreed to indemnify us and Rotech Medical Corporation for all taxes attributable to IHS and its subsidiaries that are not also subsidiaries of us or Rotech Medical Corporation.

Restructuring transaction and related transactions

   Pursuant to its plan of reorganization, on March 26, 2002, Rotech Medical Corporation transferred to us substantially all of the assets it used in connection with its businesses and operations (including stock of substantially all of its subsidiaries). Rotech Medical Corporation has retained certain assets that are not material to the continuation of the businesses and operations as they were conducted immediately prior to the restructuring. The assets transferred to us are subject to, and we assumed sole and exclusive responsibility for, (a) all claims, liabilities and obligations of Rotech Medical Corporation and its subsidiaries incurred after February 2, 2000 to the extent not paid on or prior to the effective date of the plan of reorganization, other than any claims, liabilities and obligations directly relating to assets retained by Rotech Medical Corporation, and (b) any tax liabilities of Rotech Medical Corporation and its subsidiaries for periods ending on or before the effective date of the plan of reorganization to the extent payable after such date (whether or not relating to the transferred assets), including, without limitation, any taxes incurred in connection with the transfer of the assets.

   In consideration for the transfer of the assets from Rotech Medical Corporation to us we transferred to Rotech Medical Corporation (a) 25,000,000 shares of our common stock which represents all of our outstanding shares of common stock, (b) the net proceeds from the offering of the old notes and the proceeds of the $200 million term loan, which have been used to fund a portion of the cash distributions made by Rotech Medical

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Corporation on the effective date of its plan of reorganization and (c) a promissory note payable by IHS in the principal amount of $5 million. See "Description of credit facilities" for a description of the term loan.

   Our certificate of incorporation authorizes us to issue up to 250,000 shares of Series A Convertible Redeemable Preferred Stock with an aggregate face value of $5 million. Concurrently with the effectiveness of the plan of reorganization, we issued all of the shares of Series A Convertible Redeemable Preferred Stock to our employee profit sharing plan. See "Management--Employee profit sharing plan" for a detailed description of the profit sharing plan and "Description of capital stock" for a description of certain provisions of our certificate of incorporation and bylaws.

   Pursuant to its plan of reorganization, Rotech Medical Corporation was required to make distributions to its creditors, including our common stock (which was to be distributed only to the senior bank creditors), the common stock of Rotech Medical Corporation and the cash and term note transferred by us to Rotech Medical Corporation in consideration for the assets transferred to us. We have been informed by the transfer agent for our common stock that, our common stock was distributed to the creditors of Rotech Medical Corporation on or about July 12, 2002. Accordingly, all of the issued and outstanding shares of our common stock were, upon distribution, owned by Rotech Medical Corporation's senior bank creditors.

   After giving effect to the restructuring, we have no continuing relationship with Rotech Medical Corporation except that immediately after the restructuring its board of directors consisted of certain of our executive officers and immediately after the restructuring we were owned by the same shareholders.

Corporate integrity agreement

   Rotech Medical Corporation and the Office of Inspector General of the DHHS entered into a Corporate Integrity Agreement as part of the process of settling the U.S. Government's fraud claims against Rotech Medical Corporation in the bankruptcy proceeding. As the successor to the business and operations of Rotech Medical Corporation, we are subject to the provisions of the Corporate Integrity Agreement.

   Providers and suppliers enter into corporate integrity agreements as part of settlements with the United States Government in order that the United States Government will waive its right to permissively exclude them from participating in federal health care programs.

   The Corporate Integrity Agreement is for a term of five years. It imposes upon us (including in most instances our officers, directors, employees and others) various training requirements, as well as the need to have certain policies and procedures in place. It also requires that we have a Compliance Officer, several "Compliance Liaisons," and a Compliance Committee.

   The Corporate Integrity Agreement requires us to conduct internal claims reviews relating to our billing of the federal Medicare program, as well as systems reviews if warranted. It sets forth a role for an Independent Review Organization in these reviews although, provided that we meet certain conditions, the Independent Review Organization's role becomes more limited in later years. Both we and the Independent Review Organization must file reports of the reviews with the Office of Inspector General of the DHHS. KPMG LLP acts as our Independent Review Organization under the Corporate Integrity Agreement.

   The Corporate Integrity Agreement also mandates that we have certain procedures in place with respect to our acquisition process. More specifically, we are required to have an Acquisition Committee which approves all acquisitions before they are consummated. As part of the acquisition process, we will be required to conduct operational and file reviews of potential entities in which we might acquire an interest. Assuming that we decide to acquire an entity, we will be required to provide a report to the Office of Inspector General of the DHHS indicating that we followed the acquisition procedures set forth in the Corporate Integrity Agreement and specifying any corrective action that might be necessary post acquisition.

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   The Corporate Integrity Agreement restricts us from hiring any person or contractor who is ineligible to participate in federal health care programs, federal procurement or federal non-procurement programs or has been convicted of a criminal offense related to the provision of health care items or services. We are obligated to conduct ongoing reviews of the qualifications of all of our employees and contractors. If a current employee or contractor is or becomes an ineligible employee as contemplated by the Corporate Integrity Agreement, such individual must be relieved of any responsibility for, and removed from any involvement with, our business operations relating to federal health care programs.

   As part of the Corporate Integrity Agreement, we also have certain obligations with respect to repayment of identified overpayments and reporting of "Material Deficiencies" we may learn of with respect to our relationship with federal health care programs. We also must submit annual reports to the Office of Inspector General of the DHHS regarding our compliance with the Corporate Integrity Agreement generally. To the extent that we violate the terms of the Corporate Integrity Agreement, we may be subject to substantial penalties, including stipulated cash penalties ranging from $1,000 per day to $2,500 per day for each day we are in breach of the agreement, and, possibly, exclusion from federal health care programs.

Government regulation

   The health care industry is subject to extensive regulation by a number of governmental entities at the federal, state and local level. The industry is also subject to frequent regulatory change. Our business is impacted not only by those laws and regulations that are directly applicable to us, but also by certain laws and regulations that are applicable to our managed care and other patients. If we fail to comply with the laws and regulations applicable to our business, we could suffer civil and/or criminal penalties and we could be excluded from participating in Medicare, Medicaid and other federal and state health care programs.

   Recently, the federal government has made a policy decision to significantly increase the financial resources allocated to enforcing the health care fraud and abuse laws. In addition, private insurers and various state enforcement agencies have increased their level of scrutiny of health care claims in an effort to identify and prosecute fraudulent and abusive practices in the health care area.

   Medicare and Medicaid Reimbursement. As part of the Social Security Amendments of 1965, Congress enacted the Medicare program which provides for hospital, physician and other statutorily-defined health benefits for qualified individuals, including persons over 65 and the disabled. The Medicaid program, also established by Congress in 1965, is a joint federal and state program that provides certain statutorily-defined health benefits to financially needy individuals who are blind, disabled, aged, or members of families with dependent children. In addition, Medicaid may cover financially needy children, refugees and pregnant women. A substantial portion of our revenue is attributable to payments received from the Medicare and Medicaid programs.

   Medicare Legislation. Our business was significantly impacted by the BBA 97, which reduced Medicare reimbursement rates for home oxygen therapy and respiratory drugs by 25% and 5%, respectively, effective January 1, 1998. An additional reimbursement reduction of 5% on home oxygen therapy became effective on January 1, 1999. The BBA 97 also imposed a freeze on Consumer Price Index based reimbursement rate increases for 1998 through 2002.

   In December 2000, federal legislators enacted the BIPA. Among other items, this legislation provides the home health care services industry with some relief from the effects of the BBA 97. The Balanced Budget Act of 1997, or BBA 97 had frozen the full annual cost of living adjustment (based on Consumer Price Index for certain equipment and services) for each of the years 1998 through 2002. The Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000, or BIPA provides reinstatement in 2001 of the full annual cost of living adjustment (based on the Consumer Price Index) for certain durable medical equipment. The Medicare Balanced Budget Refinement Act of 1999, or BBRA also mitigated some of the effects of the BBA 97. However, these measures did not restore reimbursement rates to their prior levels. In addition, further reimbursement reductions may be made in the future.

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   In May 2002, the United States General Accounting Office or GAO issued a report which concluded that Medicare's payments for home health services were significantly higher than the estimated costs of home health care and recommended that the further reductions in payments to home care companies should be generally implemented.

   The BBA 97 granted authority to the Secretary of the DHHS to increase or reduce the reimbursement for home medical equipment, including oxygen, by 15% each year under an inherent reasonableness procedure. However, under the provisions of the BBRA, reimbursement reductions proposed under the inherent reasonableness procedure had been delayed pending (1) a study by the General Accounting Office which was completed in July 2000 and which examined the use of the authority granted under this procedure and (2) promulgation by CMS (formerly, the Health Care Financing Administration, or HCFA) of a final rule implementing the inherent reasonableness authority, which has not yet been issued.

   During 2000, DHHS wrote to the durable medical equipment regional carriers and recommended, but did not mandate, that Medicare claims processors base their payments for covered outpatient drugs and biologicals on pricing schedules other than the Average Wholesale Price listing, which historically has been the industry's basis for drug reimbursement. The suggested alternative pricing methodology was offered in an effort to reduce reimbursement levels for certain drugs to more closely approximate a provider's acquisition cost. However, it would not have covered the costs of preparing, delivering or administering the drugs to the patients. Under current reimbursement schedules, these costs are implicitly covered in the reimbursement for the drug cost. The health care services industry has objected to the DHHS' recommendation primarily because it fails to consider the accompanying costs of delivering and administering these types of drug therapies. If providers choose to discontinue providing these drugs due to inadequate reimbursement, patient access may be jeopardized.

   In September 2001, the GAO issued a report which concluded that the price paid by Medicare for drugs, including nebulizer medications, is significantly in excess of the average cost paid for these medications by other participants in the health care industry. The report recommended that CMS establish Medicare payment levels for these drugs and related services that are more closely related to their costs.

   In addition, some states have adopted or are contemplating adopting some form of the proposed alternate pricing methodology for certain drugs and biologicals under the Medicaid program. These findings by the GAO and changes in pricing methodology may reduce the level of reimbursement received by us and may cause us to re-evaluate our participation in the Medicaid program in one or more states.

   The BBA 97 also mandated that CMS (formerly, HCFA) conduct competitive bidding demonstrations for Medicare Part B items and services. The first demonstration commenced October 1999 in Polk County, Florida. The second demonstration commenced February 2001 in the San Antonio, Texas area and covers the counties of Bexar, Comal and Guadalupe. The competitive bidding demonstrations could provide the CMS and Congress with a model for implementing competitive pricing in all Medicare programs. In June 2002, the House of Representatives passed a bill that contained a Medicare reimbursement package. The bill included a provision requiring certain Medicare programs, including durable medical equipment suppliers, to compete for Medicare contracts. A similar bill is currently pending in the Senate. If such a competitive bidding system were implemented, it could result in lower reimbursement rates, exclude certain items and services from coverage or impose limits on increases in reimbursement rates.

  Professional Licensure

   Nurses, pharmacists and other health care professionals employed by us are required to be individually licensed or certified under applicable state law. We take steps to assure that our employees possess all necessary licenses and certifications, and we believe that our employees comply in all material respects with applicable licensure laws.

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  Pharmacy Licensing and Registration

   State laws require that each of our pharmacy locations be licensed as an in-state pharmacy to dispense pharmaceuticals in that state. We believe that we substantially comply with all state licensing laws applicable to our business. If we are unable to maintain our licenses, or if states place burdensome restrictions or limitations on pharmacies, our ability to operate in some states would be limited, which could adversely impact our business and results of operations.

  Food, Drug and Cosmetic Act

   Laws enforced by the Food and Drug Administration, as well as some similar state agencies, require our pharmacy locations to individually register in order to handle controlled substances, including prescription pharmaceuticals. A separate registration is required at each principal place of business where the applicant dispenses controlled substances. Federal and state laws also require that we follow specific labeling, reporting and record-keeping requirements for controlled substances. This law exempts many pharmaceuticals and medical devices from federal labeling and packaging requirements as long as they are not adulterated or misbranded and are dispensed in accordance with and pursuant to a valid prescription. We maintain federal and state controlled substance registrations for each of our operating centers that require such registration and follow procedures intended to comply with all such documentation, record-keeping and storage requirements.

  Claims Audits

   Durable medical equipment regional carriers are private organizations that contract to serve as the government's agents for the processing of claims for items and services provided under Part B of the Medicare program. These carriers and Medicaid agencies also periodically conduct pre-payment and post-payment reviews and other audits of claims submitted. Medicare and Medicaid agents are under increasing pressure to scrutinize health care claims more closely. In addition, the industry in which we operate is generally characterized by long collection cycles for accounts receivable due to complex and time-consuming requirements for obtaining reimbursement from private and governmental third-party payors. Such protracted collection cycles can lead to delays in obtaining reimbursement. Furthermore, reviews and/or similar audits or investigations of our claims and related documentation could result in denials of claims for payment submitted by us. Further, the government could demand significant refunds or recoupments of amounts paid by the government for claims which, upon subsequent investigation, are determined by the government to be inadequately supported by the required documentation.

  The Anti-Kickback Statute

   As a provider of services under the Medicare and Medicaid programs, we are subject to the Medicare and Medicaid fraud and abuse laws (sometimes referred to as the "Anti-Kickback statute"). At the federal level, the Anti-Kickback statute prohibits any bribe, kickback or rebate in return for the referral of patients, products or services covered by federal health care programs. Federal health care programs have been defined to include plans and programs that provide health benefits funded by the United States Government, including Medicare and Medicaid, among others. Violations of the Anti-Kickback statute may result in civil and criminal penalties including fines of up to $25,000 per violation, civil monetary penalties of up to $50,000 per violation, assessments of up to three times the amount of the prohibited remuneration, imprisonment, and exclusion from participation in the federal health care programs. The Office of the Inspector General of the DHHS has published regulations that identify a limited number of specific business practices that fall within safe harbors which are deemed not to violate the Anti-Kickback statute. Although we attempt to structure our business relationships to meet safe harbor requirements, it is possible that not all of our business relationships comply with the mandated elements of one or more safe harbors. Conformity with the safe harbors is not mandatory and failure to meet all of the requirements of an applicable safe harbor does not make conduct per se illegal. The Office of Inspector

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General is authorized to issue advisory opinions regarding the interpretation and applicability of the federal Anti-Kickback statute, including whether an activity constitutes grounds for the imposition of civil or criminal sanctions. We have not, however, sought such an opinion.

   In addition, a number of states in which we operate have laws that prohibit certain direct or indirect payments (similar to the Anti-Kickback statute) as well as if such arrangements are designed to induce or encourage the referral of patients to a particular provider. Some states' anti-fraud and anti-kickback laws apply only to goods and services covered by Medicaid. Other states' anti-fraud and anti-kickback laws apply to all health care goods and services, regardless of whether the source of payment is governmental or private. Further, many states prohibit revenue sharing or fee splitting arrangements between physicians and other third parties. Possible sanctions for violation of these restrictions include exclusion from state-funded health care programs, loss of licensure and civil and criminal penalties. Such statutes vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies.

  Physician Self-Referrals

   Certain provisions of the Omnibus Budget Reconciliation Act of 1993, commonly known as "Stark II," prohibit us, subject to certain exceptions, from submitting claims to the Medicare and Medicaid programs for "designated health services" if we have a financial relationship with the physician making the referral for such services or with a member of such physician's immediate family. The term "designated health services" includes several services commonly performed or supplied by us, including durable medical equipment, home health services and parenteral and enteral nutrition. In addition, "financial relationship" is broadly defined to include any ownership or investment interest or compensation arrangement pursuant to which a physician receives remuneration from the provider at issue. Violations of Stark II may result in loss of Medicare and Medicaid reimbursement, civil penalties and exclusion from participation in the Medicare and Medicaid programs. On January 4, 2001, the CMS issued the first of two phases of final regulations to clarify the meaning and application of Stark II. The CMS has not stated when Phase II will be issued; however, Phase I addresses the primary substantive aspects of the prohibition and several key exceptions. Significantly, the final regulations define previously undefined key terms, clarify prior definitions, and create several new exceptions for certain "indirect compensation arrangements," "fair market value" transactions, arrangements involving non-monetary compensation up to $300, and risk-sharing arrangements, among others. The regulations also create a new "knowledge" exception that permits providers to bill for items provided in connection with an otherwise prohibited referral, if the provider does not know, and does not act in reckless disregard or deliberate ignorance of, the identity of the referring physician. Phase I of the final regulations became effective on January 4, 2002, except with respect to physician pay arrangements, which became effective on January 4, 2003. In addition, a number of the states in which we operate have similar or broader prohibitions on physician self-referrals. Finally, recent enforcement activity and resulting case law developments have increased the legal risks of physician compensation arrangements that do not satisfy the terms of an exception to Stark II, especially in the area of joint venture arrangements with physicians.

  False Claims

   We are subject to state and federal laws that govern the submission of claims for reimbursement. The federal False Claims Act imposes civil liability on individuals or entities that submit false or fraudulent claims for payment to the government. Violations of the False Claims Act may result in treble damages, civil monetary penalties and exclusion from the Medicare and Medicaid programs. In addition, we could be subject to criminal penalties under a variety of federal statutes to the extent that we knowingly violate legal requirements under federal health programs or otherwise present false or fraudulent claims or documentation to the government.

   The False Claims Act also allows a private individual to bring a qui tam suit on behalf of the government against a health care provider for violations of the False Claims Act. A qui tam suit may be brought by, with only a few exceptions, any private citizen who has material information of a false claim
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previously disclosed. Even if disclosed, the original source of the information leading to the public disclosure may still pursue such a suit. Although a corporate insider is often the plaintiff in such actions, an increasing number of outsiders are pursuing such suits.

   In a qui tam suit, the private plaintiff is responsible for initiating a lawsuit that may eventually lead to the government recovering money of which it was defrauded. After the private plaintiff has initiated the lawsuit, the government must decide whether to intervene in the lawsuit and become the primary prosecutor. In the event the government declines to join the lawsuit, the private plaintiff may choose to pursue the case alone, in which case the private plaintiff's counsel will have primary control over the prosecution (although the government must be kept apprised of the progress of the lawsuit and will still receive at least 70% of any recovered amounts). In return for bringing the suit on the government's behalf, the statute provides that the private plaintiff is to receive up to 30% of the recovered amount from the litigation proceeds if the litigation is successful. Recently, the number of qui tam suits brought against health care providers has increased dramatically. In addition, at least five states--California, Illinois, Florida, Tennessee and Texas--have enacted laws modeled after the False Claims Act that allow those states to recover money which was fraudulently obtained by a health care provider from the state (e.g., Medicaid funds provided by the state).

  Health Insurance Portability and Accountability Act of 1996

   Subtitle F of the Health Insurance Portability and Accountability Act of 1996 (HIPAA) was enacted to improve the efficiency and effectiveness of the health care system through the establishment of standards and requirements for the electronic transmission of certain health information. HIPAA requires the Secretary of the DHHS to promulgate regulations establishing standards and protections for health information systems, including standards for the following:

  . the development of electronic transactions and code sets to be used in those transactions;

  . the development of unique health identifiers for individuals, employers, health plans, and health care providers;

  .   the security of individual health information;

  .   the transmission and authentication of electronic signatures; and

  .   the privacy of individually identifiable health information.

   HIPAA requires us to comply with standards for the exchange of health information within our company and with third parties, such as payors, business associates, and patients. These include standards for common health care transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures; unique identifiers for providers, employers, health plans and individuals; security; privacy; and enforcement. To date, the Department of Health and Human Services has released two standards, one governing health care transactions and the second relating to the privacy of individually identifiable health information pursuant to which all patient identifiable health information must be maintained in confidence and may not be disclosed without the consent or authorization of the patient except under certain permitted circumstances. Rules governing the security of health information have been proposed but not finalized. We generally have two years from the effective date of these standards to comply. We have to comply by October 16, 2003 for the transaction standards, and by April 14, 2003 for the privacy standards. While the government intended this legislation to reduce administrative expenses and burdens for the health care industry, the law may require significant and costly changes for us. If we fail to comply with these standards, we could be subject to criminal penalties and civil sanctions.

   We have evaluated the rules as published to date to determine the effects of the rules on our business, and we believe that we will have taken the appropriate steps to ensure that we will be in compliance with the rules when they go into effect.

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   HIPAA also has created new health care related crimes, and granted authority to the Secretary of the DHHS to impose certain civil penalties. Particularly, the Secretary may now exclude from Medicare any individual with a direct or indirect ownership interest in an entity convicted of health care fraud or excluded from the program. HIPAA encourages the reporting of health care fraud by allowing reporting individuals to share in any recovery made by the government. HIPAA also requires new programs to control fraud and abuse, and new investigations, audits and inspections.

   New crimes under HIPAA include:

  . knowingly and willfully committing a federal health care offense relating to a health care benefit program; and

  . knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false or fraudulent statements in connection with claims and payment for health care services by a health care benefit plan.

   These provisions of HIPAA create criminal sanctions for situations that were previously handled exclusively through civil repayments of overpayments, off-sets and fines. We believe that our business arrangements and practices comply with HIPAA. However, a violation could subject us to penalties, fines or possible exclusion from Medicare or Medicaid. Such sanctions could reduce our revenue or profits.

  Compliance Program

   In addition to our Corporate Integrity Agreement with the Office of Inspector General, we have voluntarily implemented several programs to monitor compliance with federal and state laws and regulations applicable to health care entities and to minimize the likelihood that we would engage in conduct or enter into contracts in violation of the fraud and abuse laws. We have appointed a compliance officer who is charged with implementing and supervising our compliance program, which includes a code of ethical conduct for our employees and affiliates and a process for reporting regulatory or ethical concerns to our compliance officer, including a toll-free telephone hotline. We believe that our compliance program meets the relevant guidance provided by the Office of Inspector General of the DHHS. An important part of our compliance program consists of conducting periodic reviews of various aspects of our operations. It also includes mandatory education programs designed to keep our employees updated and informed on developments with respect to the fraud and abuse laws and other regulatory requirements and to remind all our employees of our policy of strict compliance in this area. During our period of restructuring, we made several improvements to our compliance department including:

  . increase in the size of the compliance department, with future growth planned for 2003;

  . consolidation of billing centers and independently reviewing patient files;

  . development of a new compliance manual and mandatory nationwide training program; and

  . increased compliance communications, including mandatory viewing of a compliance video as well as a new monthly compliance newsletter and increased responsiveness to all inquires.

  Health Care Reform Legislation

   Economic, political and regulatory influences are subjecting the health care industry in the United States to fundamental change. Health care reform proposals have been formulated by the legislative and administrative branches of the federal government. In addition, some of the states in which we operate periodically consider various health care reform proposals. We anticipate that federal and state government bodies will continue to review and assess alternative health care delivery systems and payment methodologies and public debate of these issues will continue in the future. Due to uncertainties regarding the ultimate features of reform initiatives and their enactment and implementation, we cannot predict, which, if any, of such reform proposals will be adopted

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or when they may be adopted or that any such reforms will not have a material adverse effect on our business and results of operations.

   Health care is an area of extensive and dynamic regulatory change. Changes in the law or new interpretations of existing laws can have a dramatic effect on permissible activities, the relative costs associated with doing business and the amount of reimbursement by government and other third-party payors.

Suppliers

   We purchase our supplies from a variety of independent suppliers. We are not dependent upon any one supplier, and believe that our supplies can be provided by several suppliers. However, we have firm purchase commitments with some of our suppliers. We have long-standing relationships with most of our largest national suppliers in each product category. We typically focus on one or two suppliers in each product category in an effort to maximize delivery efficiency and gross margins.

Sales

   We believe that the sales and marketing skills of our employees have been instrumental in our growth to date and are critical to our future success. Our employees include respiratory therapists, pharmacists and nurses who market all of our equipment and services and who are responsible for maintaining and expanding our relationships with physicians. We provide marketing, training, product and service information to all of our technical personnel through our intranet and through seminars conducted on a company-wide basis so that they can communicate effectively with physicians about our equipment and services. We emphasize the cross-marketing of all our equipment and services to physicians with which we have already developed professional relationships.

Quality control

   We are committed to providing consistently high quality equipment and services. Our quality control procedures and training programs are designed to promote greater responsiveness and sensitivity to individual patient needs and to provide the highest level of quality assurance and convenience to the patient and the referring physician. Licensed respiratory therapists and registered nurses provide professional health care support and assist in our sales and marketing efforts.

   The Joint Commission on Accreditation of Healthcare Organizations, or JCAHO, is a nationally recognized organization which develops standards for various health care industry segments and monitors compliance with those standards through voluntary surveys of participating providers. Accreditation by JCAHO entails a lengthy review process that is conducted at least every three years. Since accreditation is expensive and time consuming, not all providers choose to undergo the process. We believe that JCAHO accreditation not only is indicative of our commitment to providing consistently high quality equipment and services, but that it also provides us with a significant competitive advantage over our competitors who do not seek or have not received accreditation. Currently, 95% of our operating centers are accredited by JCAHO, and the remainder are scheduled for an accreditation survey during 2003.

Competition

   The home medical equipment market is highly competitive and divided among a large number of providers, some of which are national providers but most of which are either regional or local providers. These markets are extremely fragmented with approximately 2,000 providers. Our largest national home medical equipment provider competitors are Apria Healthcare Group, Inc., Lincare Holdings, Inc. and American Home Patient, Inc. The rest of the market consists of several medium-size competitors, as well as hundreds of small (under $5 million in revenues) local operations. We also face competition from other types of health care providers,

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including hospitals, home health agencies and health maintenance organizations.
We believe that the primary competitive factors most important in the regional and local markets are:

  . reputation with referral sources, including local physicians and hospital-based professionals;

  .   access and responsiveness;

  .   overall ease of doing business;

  .   quality of care and service; and

  .   range of home medical equipment and services.

   We believe that it is increasingly important to be able to offer a broad range of complementary equipment and services to provide patients access through a single source. We believe that we compete effectively with respect to all of the above factors and that we have an established record as a quality provider of a broad range of complementary home medical equipment and services. We believe that our ability to compete effectively is enhanced by the JCAHO accreditation of approximately 95% of our operating centers and the expected accreditation of our remaining operating centers in 2003.

Insurance

   Our business is subject to medical malpractice, personal injury and other liability claims that are generally covered by insurance. Prior to emergence from bankruptcy, Rotech Medical Corporation was covered by insurance policies held by IHS. In connection with the plan of reorganization and separation from IHS' operations, we obtained insurance policies which became effective upon Rotech Medical Corporation's emergence from bankruptcy. These policies have total coverage limits of approximately $50 million per occurrence and $50 million in the aggregate annually. The policies contain various levels of deductibles and self-insured retentions and provide us with protection against claims alleging bodily injury or property damage arising out of our operations. These insurance policies are subject to annual renewal. We believe that coverage in these amounts is appropriate based upon historical claims and the nature and risks of our business.

Employees

   As of September 30, 2002, we had approximately 5,700 full time employees. Our employees are not currently represented by a labor union or other labor organization.

Properties

   We lease all of our offices and facilities. Our corporate headquarters is currently located in a 31,223 square foot office building located at 2600 Technology Drive, Orlando, Florida, 32804. It is leased to us for a seven-year period ending August 18, 2008 at a current base rate of $35,900 per month, plus operating costs (which have historically been approximately $2,500 per month).

   In addition to our corporate headquarters, we lease office facilities for over 600 locations. These facilities are primarily used for general office work and the dispatching of registered respiratory therapists, registered nurses, registered pharmacists and delivery personnel.

   Our office facilities vary in size from approximately 500 to 31,200 square feet. The total space leased for these offices is approximately 2.5 million square feet at an average price of $7.66 per square foot. All of such office space is leased pursuant to operating leases.

   We believe that our office and warehouse facilities are suitable and adequate for our planned needs.

Legal proceedings

   Due to the nature of our business, we are involved from time to time in lawsuits that arise in the ordinary course of our business. We do not believe that any lawsuit that we (or our predecessor) are a party to, if resolved adversely, would have a material adverse effect on our financial condition or results of operations.

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   As noted above, on February 2, 2000, Integrated Health Services, Inc. and
substantially all of its subsidiaries, including our predecessor, Rotech Medical Corporation, filed voluntary petitions in the Bankruptcy Court under Chapter 11 of the United States Bankruptcy Code. By order of the Bankruptcy Court, the last day on which claims could be filed, with certain exceptions, was August 29, 2000. Claims were asserted against Rotech Medical Corporation with respect to various obligations. On February 13, 2002, the Bankruptcy Court confirmed Rotech Medical Corporation's plan of reorganization which became effective on March 26, 2002. In connection with its emergence from bankruptcy, claims made against Rotech Medical Corporation prior to the date it filed for bankruptcy protection were satisfied in accordance with the terms of the plan or pursuant to settlement agreements approved by the Bankruptcy Court prior to emergence from bankruptcy. However, although we believe that all pre-petition state claims have also been discharged or dealt with in the plan of reorganization, states in other bankruptcy cases have challenged whether, as a matter of law, their claims could be discharged in a federal bankruptcy proceeding if they never made an appearance in the case. The issue has not been finally settled by the United States Supreme Court. Therefore, we can give no assurance that a court would find that emergence from bankruptcy would discharge all such state claims against Rotech Medical Corporation or us, as its successor, involving pre-petition claims.

Restatement of financial results

   In late June 2002, we discovered that an independent contractor (who was also a former employee) had falsified certain bulk sales to the VA by fabricating documentation for nonexistent sales of medical equipment in bulk to the VA. Upon learning of these falsified sales, we promptly:

  . brought the matter to the attention of the relevant government authorities;

  .   terminated the independent contractor;

  . retained a nationally recognized law firm and a government contracts consulting firm to conduct a comprehensive internal investigation; and

  . commenced working with our independent certified public accountants to determine the appropriate accounting treatment.

   The investigation confirmed the existence of a pattern of falsified bulk sales of equipment to the VA, as well as certain improperly recorded revenues from non-bulk VA service contracts. The total of the falsified sales was originally recorded to our books and records as net revenue of $30.4 million. Of this amount, $14.8 million was recorded during the six-month period from October 1, 2001 to March 31, 2002. In addition, $8.1 million of receivables associated with non-bulk VA service contracts have been reversed. Based upon the investigation by the law firm and the consulting firm, we do not believe that any of our employees were involved in the falsified bulk sales or that we are subject to any liability as a result thereof.

   As a result of the investigation, we have restated our consolidated financial statements for each of the years ended December 31, 1999, 2000 and 2001 and the three months ended March 31, 2002. The restatement reflects a net after-tax charge of $14.1 million over a three-year period. The principal adjustments comprising the restatements are summarized as follows:

                                    Years Ended December 31,
                                    ------------------------
                                                              Three Months
                                                             Ended March 31,
                                    1999    2000     2001         2002        Total
                                    ----    ------  -------  --------------- -------
Total Revenue Reduction............ $555   $7,825   $24,689      $5,460      $38,529
Cost of Net Revenues Reduction.....  257    2,393    10,257       2,230       15,137
                                     ----   ------  -------      ------      -------
                                     298    5,432    14,432       3,230       23,392
Provision for Inventory Losses.....   23      211     2,141         264        2,639
                                     ----   ------  -------      ------      -------
                                     321    5,643    16,573       3,494       26,031
Incentive Bonuses Reduction........   --       --     1,855          --        1,855
                                     ----   ------  -------      ------      -------
                                     321    5,643    14,718       3,494       24,176
Income Taxes Reduction.............  126    2,222     6,393       1,301       10,042
                                     ----   ------  -------      ------      -------
Net Earnings Reduction............. $195   $3,421   $ 8,325      $2,193      $14,134
                                     ====   ======  =======      ======      =======

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

                                  MANAGEMENT

Directors and executive officers

   Our directors and executive officers and their respective ages and positions are as follows:

   Name                   Age                    Position
   ----                   ---                    --------
   Philip L. Carter...... 54  President, Chief Executive Officer and Director
   Janet L. Ziomek....... 46  Chief Financial Officer and Treasurer
   Michael R. Dobbs...... 53  Chief Operating Officer
   Albert A. Prast....... 42  Chief Information Officer
   Rebecca L. Myers...... 39  Chief Legal Officer and Secretary
   William Wallace Abbott 70  Chairman of the Board
   Guy P. Sansone........ 38  Director
   Edward L. Kuntz....... 57  Director
   William J. Mercer..... 53  Director
   Arthur J. Reimers..... 48  Director
   Arthur Siegel......... 65  Director


   Philip L. Carter became President, Chief Executive Officer and a director of our company in December 2002. Mr. Carter also currently serves as a director of Odd Job Stores, Inc. From March 2002 to November 2002, Mr. Carter was self-employed. From May 1998 to February 2002, Mr. Carter was the Chief Executive Officer and a director of Apria Healthcare Group Inc. Prior to joining Apria Healthcare Group Inc., Mr. Carter had served as President and Chief Executive Officer of Mac Frugal's Bargains Close-Outs Inc., a chain of retail discount stores, since 1995.

   Janet L. Ziomek, our Chief Financial Officer and Treasurer, joined us in 1996. From 1996 to 2000, Ms. Ziomek served as our Vice President of Finance. From 1992 to 1996, Ms. Ziomek was the Chief Financial Officer for a privately held office furniture distributor and from 1981 to 1992 was with the firm of Ernst & Young, LLP in various audit department capacities including Senior Audit Manager. Ms. Ziomek is a Certified Public Accountant licensed in the State of Florida and received a Bachelor of Science in Business Administration from West Virginia University.

   Michael R. Dobbs became Chief Operating Officer of our company in January 2003. Prior to joining our company, Mr. Dobbs was an officer of Apria Healthcare Group Inc., serving as Executive Vice President, Logistics from January 1999 to January 2003 and as Senior Vice President, Logistics from June 1998 to January 1999. Prior to joining Apria Healthcare Group Inc., Mr. Dobbs served as Senior Vice President of Distribution for Mac Frugal's Bargains Close-Outs Inc. from 1991 to 1998.

   Albert A. Prast, our Chief Information Officer, joined us in 1993. Previously, Mr. Prast was with IBM for over 10 years. Mr. Prast has a Masters of Information Systems from Massachusetts Institute of Technology, a Masters of Business Administration from Rollins College, and a Bachelor of Science from the University of Michigan.

   Rebecca L. Myers, our Chief Legal Officer and Secretary, joined us in January 2001. From 1998 to 2001, Ms. Myers was the Chief Executive Officer and Chief Operating Officer, respectively, of two startup Internet health care entities. From 1997 to 1998, Ms. Myers served as the General Counsel of Options Healthcare and from 1994 to 1997 as the Chief Legal Officer for Value RX, Inc. From 1993 to 1994, Ms. Myers served as the Assistant General Counsel for Preferred Healthcare Ltd. Ms. Myers was the Senior Attorney for TransWorld Airlines from 1991 to 1993 and an Assistant District Attorney in Bronx County, New York from 1988 to 1991. Ms. Myers received her Bachelor of Science in Psychology with a concentration in Philosophy from Fordham University and a Juris Doctorate from St. John's University School of Law.

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

   William Wallace Abbott, the Chairman of our board of directors, joined us in March 2002. Mr. Abbott also served as our co-Chief Executive Officer on an interim basis from August 2002 to December 2002. Since 1995, Mr. Abbott has been self-employed as a business consultant. From 1989 to 1995, Mr. Abbott was a Senior Advisor to the United Nations on matters relating to the private sector. Prior thereto, Mr. Abbott worked for Procter & Gamble for approximately 35 years in various capacities and rose to the position of Senior Vice President in 1976. Mr. Abbott is a director of Horace Mann Educators Corporation and Acorn Products, Inc. Mr. Abbott has a Masters of Business Administration from Harvard University, and a Bachelor of Science from Davidson College.

   Guy P. Sansone has been a director of our company since March 2002. Mr. Sansone served as our President and co-Chief Executive Officer on an interim basis from August 2002 to December 2002. Since July 2000, Mr. Sansone has served as a Senior Vice President of IHS. In this capacity he was primarily responsible for overseeing all restructuring activities of Rotech Medical Corporation and the sale of IHS' ancillary businesses. Mr. Sansone joined the turnaround and crisis management firm of Alvarez & Marsal, Inc. in February 1999 and currently serves as a Managing Director of the firm. From 1999 to 2000, Mr. Sansone served as the Chief Financial Officer of Telegroup, Inc., a multinational telecommunications provider, where he was responsible for all financial aspects of the company's operations as well as all financial restructuring activities associated with its Chapter 11 proceeding, reorganization and sale. From 1997 to 1998, Mr. Sansone was Chief Financial Officer of High View Capital Corp. From 1994 to 1997, Mr. Sansone worked for Wexford Management LLC where he focused on distressed companies, private equity investments and high yield and special situation investment management. During this period he also served as vice president and controller in the post-bankruptcy reorganization of Integrated Resources. From 1989 to 1994, Mr. Sansone served as an accounting and auditing manager with Deloitte & Touche. Mr. Sansone has a Bachelor of Science degree from the State University of New York, Albany.

   Edward L. Kuntz has been a director of our company since March 2002. Since 1999, Mr. Kuntz has been the Chairman of the Board and Chief Executive Officer of Kindred Healthcare, Inc., a long term health care provider. From 1998 to 1999, Mr. Kuntz served in several other capacities at Kindred, including as President, Chief Operating Officer and as a director. From 1992 to 1997, Mr. Kuntz was Chairman and Chief Executive Officer of Living Centers of America, Inc., a leading provider of long-term health care services. After leaving Living Centers of America, Inc., he served as an advisor and consultant to a number of health care services and investment companies and was affiliated with Austin Ventures, a venture capital firm. During Mr. Kuntz's tenure as a director of Kindred Healthcare, Inc., the passage and implementation of the Balanced Budget Act caused the rates of Medicare and Medicaid reimbursements to decrease. As a result, Kindred Healthcare, Inc. was unable to meet its rent and debt service obligations. On September 13, 1999, it filed a voluntary petition for protection under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Kindred emerged from bankruptcy in April 2001. Mr. Kuntz has a Masters of Law, a Juris Doctor and a Bachelor of Arts from Temple University.

   William J. Mercer has been a director of our company since March 2002. Mr. Mercer is the Founder and Managing Member of Avocet Ventures, LLC, a private equity investment firm. Prior to his current position, Mr. Mercer served as Managing Partner of Aberdeen Strategic Capital, LP, a private equity firm. From 1996 through 1999, Mr. Mercer was the President and Chief Executive Officer, and director, of ALARIS Medical, Inc., a leading manufacturer of advanced medical instruments and equipment. From 1995 through 1996, Mr. Mercer was the President and Chief Executive Officer, and director, of IVAC Medical Systems, Inc., an infusion therapy and patient monitoring company. Prior to that, Mr. Mercer spent over 17 years, primarily in medical imaging, with Mallinckrodt, Inc., a global health care company. Mr. Mercer serves on the boards of Invitrogen Corporation, a molecular biology and tissue culture company, and R2 Technology, Inc., a privately held medical imaging software company. Mr. Mercer received a Bachelor of Science in Zoology from North Carolina State University and a certificate from the Advanced Management Program of Harvard Business School.

   Arthur J. Reimers has been a director of our company since March 2002. Mr. Reimers joined Goldman, Sachs & Co. as an investment banker in 1981 and in 1990 became a partner of the firm. Upon Goldman, Sachs &

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

Co.'s initial public offering in 1998, he became a Managing Director and served in that capacity until his resignation in 2001. From 1996 through 1999, Mr. Reimers served as a co-head of Goldman, Sachs & Co.'s Healthcare Group, Investment Banking Division. Mr. Reimers has a Bachelor of Science from Miami University and a Masters of Business Administration from Harvard University.

   Arthur Siegel has been a director of our company since October 2002. He is currently an independent consultant. From October 1997 to August 2001, he was the executive director of the Independence Standards Board, a promulgator of independence standards for auditors. In October 1997, he retired from Price Waterhouse LLP (now PricewaterhouseCoopers LLP) after 37 years, including 25 years as a partner and seven years as vice chairman of accounting and auditing services. Mr. Siegel holds Masters of Business Administration and Bachelor of Arts degrees from Columbia University.

Recent changes in management

   On November 7, 2002, we announced the appointment of Philip L. Carter as President and Chief Executive Officer of our company, effective December 9, 2002. On January 13, 2003, we announced the appointment of Michael R. Dobbs as Chief Operating Officer of our company.

   Our former President and Chief Executive Officer, Stephen D. Linehan, resigned his employment with us effective August 19, 2002. Mr. Linehan also resigned as a member of our board of directors. In addition, our Chief Operating Officer, N. Scott Novell resigned his employment with us effective December 5, 2002.

   William Wallace Abbott and Guy P. Sansone served as interim co-Chief Executive Officers of our company, from August 2002 until the effective date of Mr. Carter's appointment. Mr. Sansone also served as President of our company during this period.

   Upon his resignation as an officer of our company, we entered into a separation agreement with Mr. Linehan pursuant to which we agreed to pay Mr. Linehan a cash payment in the amount of $1.5 million, as well as the earned but unpaid portion of his long-term incentive compensation. In addition, Mr. Linehan is entitled until ninety days after the effective date of his resignation to exercise the portion of all outstanding stock options granted to him that became exercisable prior to his resignation.

   Upon his resignation as an officer of our company, on December 5, 2002, we entered into a separation agreement with Mr. Novell pursuant to which we agreed to make bi-weekly payments to Mr. Novell in accordance with our normal payroll practices during the remainder of 2002 and during 2003. The aggregate amount of payments payable in 2003 will equal $200,000. We also agreed, among other things, to pay Mr. Novell an aggregate cash payment of $600,000, payable in three lump-sum payments of $100,000, $200,000 and $300,000, on December 5, 2002, January 10, 2003 and January 9, 2004, respectively. In addition, Mr. Novell is entitled until ninety days after the effective date of his resignation to exercise the portion of all outstanding stock options granted to him that became exercisable prior to his resignation.

Board of directors

   Our board of directors currently consists of the following seven individuals, five of whom were selected by Rotech Medical Corporation's senior creditors to serve as directors of our company: Philip L. Carter, William Wallace Abbott, Guy P. Sansone, Edward L. Kuntz, William J. Mercer, Arthur J. Reimers and Arthur Siegel. Each of our directors will hold office until the next annual meeting of stockholders and until the director's successor is elected and qualified, or until the director's earlier death, resignation or removal. Our certificate of incorporation provides that directors may only be removed for cause. Stephen D. Linehan resigned from our board of directors in August 2002 and John H. Klein resigned from our board of directors in May 2002. In compliance with our bylaws, Mr. Siegel and Mr. Carter were appointed by a unanimous vote of our board of directors to fill the vacancies on our board in October 2002 and December 2002, respectively.

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

Board committees

   In April 2002, we created an audit committee and a compensation committee.

   The audit committee of the board of directors will review, act on and report to the board of directors with respect to various auditing and accounting matters, including the retention and, if necessary, the termination of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices. Currently, Messrs. Siegel, Reimers and Mercer are the independent director members of our audit committee. Mr. Siegel acts as the Chairman of our audit committee.

   The compensation committee of the board of directors, which is comprised of Messrs. Kuntz and Mercer, will recommend, review and oversee the salaries, benefits, and stock option plans for our employees, consultants, directors and other individuals compensated by us.

Director compensation

   Except for directors who are also our executive employees, each member of our board of directors will receive a one-time retainer of $20,000, an attendance fee of $1,000 per meeting, a participation fee of $500 per telephonic meeting and a one-time grant of options to acquire 15,000 shares of our common stock. Mr. Abbott, our Chairman of the board, receives an annual retainer of $100,000 in exchange for his services as Chairman of the board. Mr. Abbott was also granted options to acquire 100,000 shares of our common stock, which options will vest 25% on each of the first four six-month anniversaries of the date of grant. The options granted to the other non-employee directors will vest 50% on the first two six-month anniversaries of the date of grant. In addition, the Chairman of our audit committee receives an annual fee of $5,000 and each member of the audit committee receives an annual fee of $3,000. Additionally, any director who serves as Chairman of any other board committee will receive an annual fee of $3,000 and members of such other committees will receive an annual fee of $1,500.

Stock option plan

   3,025,000 shares of common stock have been reserved for issuance to employees, officers, non-employee directors and consultants upon exercise of incentive and non-statutory options under our stock option plan. As of the date of this prospectus, there are options outstanding to purchase 2,360,000 shares of Common Stock. Under the stock option plan, options may be granted to employees, officers, non-employee directors, and consultants. Only employees may receive "incentive stock options," which are intended to qualify for certain tax treatment. Non-employee directors and consultants may receive "nonqualified stock options," which do not qualify for such treatment. The exercise price of incentive stock options under the stock option plan must be at least equal to the fair market value of the common stock on the date of grant; however, a holder of more than 10% of the outstanding voting shares may only be granted incentive stock options with an exercise price of at least 110% of the fair market value of the underlying common stock on the date of the grant. The terms of the options, subject to the discretion of our board of directors, will not exceed ten years from the date of grant or, in the case of incentive stock options issued to a holder of 10% or more of the voting power of all classes of our stock or the stock of any of our parent or subsidiary corporations, no more than five years from the date of grant. The exercise price of nonqualified stock options will be determined by our board of directors. The stock option plan provides that options will vest (a) 25% on each of the first four anniversaries of the date of grant, (b) subject to the discretion of our board of directors, 50% to 100% upon a change of control and
(c) a one-year acceleration in vesting of the original grants upon the consummation of an underwritten initial public offering. Under the stock option plan our board of directors has the discretion to establish a more accelerated vesting schedule. The plan also contains (i) limitations on the ability to exercise vested options in the event of cessation of employment for reasons other than death, retirement after 65 or disability, and (ii) provisions providing that in the event of cessation of employment prior to an underwritten initial public offering due to death or disability, for a period of one year after such death or disability, the option holder or its estate will have the right to sell to us all of its vested options and shares of common stock previously issued upon exercise of options, and we must acquire such

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

options and shares at their then-current fair market value unless it would violate applicable law or would violate or result in a default or event of default under the notes (or the indenture under which they were issued) or under our senior secured credit facilities (in either case as they may be amended) and (b) due to death, disability or termination of employment for any reason, we have the right to compel the option holder or its estate to sell to us all of its vested options and shares of common stock previously issued upon exercise of options at their then current fair market value or, if the reason for cessation of employment is termination for cause, the purchase price to be paid by us is the lesser of the then current fair market value and the exercise price. The stock option plan is administered by our board of directors, which has the authority to amend the stock option plan at any time, or by a special committee established by our board of directors. No options will be granted under the stock option plan after March 26, 2012, the tenth anniversary of the effective date of Rotech Medical Corporation's plan of reorganization, unless sooner terminated by the board of directors.

Employee profit sharing plan

   Our employee profit sharing plan became effective simultaneously with Rotech Medical Corporation's emergence from bankruptcy and the consummation of the restructuring described under "Business--Restructuring transaction and related transactions." The plan is intended to be "qualified" under Section 401(a) of the Internal Revenue Code of 1986. The plan is administered by our board of directors, which has the authority to amend the plan at any time, or by a special committee established by our board of directors. We contributed 250,000 shares of Series A Convertible Redeemable Preferred Stock to the plan on its effective date. The profit sharing plan contains limitations on the amount of additional contributions we can make in the future, including limitations on annual contributions both in the aggregate and with respect to any individual employee. Each plan participant's benefits shall be fully and immediately vested.

Executive officer agreements

  Philip L. Carter

   On November 1, 2002, we entered into an employment agreement with Philip L. Carter, pursuant to which Mr. Carter serves as our President and Chief Executive Officer. Mr. Carter's employment with us commenced on December 9, 2002 and will continue, subject to certain termination rights, for an initial term of four years. Absent timely notice from either party of its or his intention to terminate the employment relationship at the conclusion of the initial four year employment term, the employment term will automatically renew for additional one year terms thereafter. Mr. Carter currently receives an annual base salary of $700,000 and is eligible for a discretionary bonus with a target amount of up to 100% of his base salary based upon certain goals and criteria established by our board of directors and/or compensation committee. Under certain circumstances, Mr. Carter's bonus may exceed 100% of his base salary. In addition, Mr. Carter will be issued stock options to purchase 750,000 shares of common stock. The stock options will vest over a four year period. Of these stock options, 150,000 may be cancelled by our board of directors in its reasonable discretion on the first anniversary of Mr. Carter's employment based upon performance.

   In addition, in connection with his relocation to Orlando, Florida, Mr. Carter will be reimbursed for all reasonable and customary expenses associated with the sale of his home in California as well as one month's base salary to cover additional miscellaneous costs and expenses related to his relocation (including any and all tax liabilities resulting from such reimbursement by us). Mr. Carter is entitled to participate in our life, medical and disability benefits, 401(k) plan and other benefit plans and policies. He is also provided with a company car.

   Mr. Carter's employment may be terminated by us for cause (as defined in the employment agreement) upon written notice. Either Mr. Carter or we may terminate the employment agreement for no fault at any time, for any reason, by providing no less than 30 days written notice to the other party. If Mr. Carter's employment is terminated for any reason, we will pay him (a) any accrued and unused vacation time; (b) any accrued and unpaid base salary; (c) any accrued and unpaid bonus earned or awarded; (d) except in the case of termination of his

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employment by us for cause or voluntary termination by Mr. Carter without good reason (each as defined in the employment agreement), an amount equal to a pro rata portion of his current year's bonus; and (e) unreimbursed business expenses in accordance with our reimbursement policy.

   If Mr. Carter's employment is terminated by us without cause or by Mr. Carter with good reason, in addition to the payments set forth in the above paragraph, we will (a) pay him three times the sum of his then base salary plus the full amount of his bonus for the year in which the termination occurs; (b) continue to provide benefits for a period of 24 months; and (c) pay the cost of up to 12 months of executive-level outplacement services. In the event of Mr. Carter's termination due to a change of control of our company, as defined in the employment agreement, Mr. Carter will be entitled to the separation benefit as set forth in (a), (b) and (c) in the prior sentence and all of the options issued to Mr. Carter will immediately become fully vested and exercisable. Pursuant to the terms of his employment agreement, Mr. Carter's receipt of such separation benefit is in lieu of any severance, salary or income continuation plan or similar program that we now or hereafter offer and is conditioned upon Mr. Carter executing and delivering to us a general release of claims.

   Throughout Mr. Carter's employment with us and thereafter, Mr. Carter has agreed to keep confidential all of our non-public information, matters and materials and adhere to all of our policies with regard to our confidential information. Mr. Carter has also agreed not to, directly or indirectly, during the period of his employment and for 18 months following the termination of his employment, solicit any of our employees to join another company that competes with us in any way. In addition, Mr. Carter has agreed not to, directly or indirectly, during the period of his employment and for two years following the termination of his employment, compete with us or solicit any of our customers.

  Janet L. Ziomek

   On October 30, 2002, we entered into a letter agreement with our Chief Financial Officer, Janet L. Ziomek, pursuant to which, under certain circumstances, Ms. Ziomek will have the right to receive certain benefits upon termination of her employment with us. Upon termination of employment by Ms. Ziomek for good reason or by us without cause (each as defined in the letter agreement), we will (a) pay Ms. Ziomek, any base salary or bonus earned but not yet paid as of the date of the termination and reimburse her for all reimbursable expenses; (b) pay her in a lump sum no later than twenty (20) days after the termination of her employment, an amount equal to the sum of (i) 150% of her annual base salary (measured as of the time of the termination of her employment and without mitigation due to any remuneration or other compensation earned by her following such termination of employment), and (ii) an amount equal to the bonus paid to her for performance in 2001 (excluding bankruptcy retention related bonuses); and (c) continue her medical coverage under our group health plan for a period of 18 months from the date of the termination. Ms. Ziomek's entitlement to the severance pay and other termination benefits are conditioned upon her providing a general release of claims in favor of us and material compliance with the covenants included in the letter agreement.

   Throughout Ms. Ziomek's employment with us and thereafter, Ms. Ziomek has agreed to keep confidential all of our non-public information, matters and materials and adhere to all of our policies with regard to our confidential information. Ms. Ziomek has also agreed not to, directly, during the period of her employment and for one year following the termination of her employment, compete with us, solicit any of our employees or knowingly do anything that would be adverse in any material way to our interests.

  Albert A. Prast

   On October 30, 2002, we entered into a letter agreement with our Chief Information Officer, Albert A. Prast, pursuant to which, under certain circumstances, Mr. Prast will have the right to receive certain benefits upon termination of his employment with us. Upon termination of employment by Mr. Prast for good reason or by us without cause (each as defined in the letter agreement), we will (a) pay Mr. Prast, any base salary or bonus earned but not yet paid as of the date of the termination and reimburse him for all reimbursable expenses; (b) pay

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him in a lump sum no later than 20 days after the termination of his employment, an amount equal to the sum of (i) 150% of his annual base salary (measured as of the time of the termination of his employment and without mitigation due to any remuneration or other compensation earned by him following such termination of employment), and (ii) an amount equal to the bonus paid to him for performance in 2001 (excluding bankruptcy retention related bonuses); and (c) continue his medical coverage under our group health plan for a period of 18 months from the date of the termination. Mr. Prast's entitlement to the severance pay and other termination benefits are conditioned upon his providing a general release of claims in favor of us and material compliance with the confidentiality and invention rights agreement entered into by Mr. Prast in connection with the letter agreement.

   Throughout Mr. Prast's employment with us and thereafter, Mr. Prast has agreed to keep confidential all of our non-public information, matters and materials and adhere to all of our policies with regard to our confidential information. Mr. Prast has also agreed not to, directly or indirectly, during the period of his employment and for one year following the termination of his employment, compete with us, solicit any of our employees or knowingly do anything that would be adverse in any material way to our interests. Mr. Prast has also agreed that all IT Resources (as defined in the letter agreement) developed during his employment are our sole and exclusive property free of any claim whatsoever by him and/or any person claiming any rights or interests through him.

  Rebecca L. Myers

   On January 24, 2001, we entered into a letter of employment agreement with Rebecca L. Myers, pursuant to which Ms. Myers serves as our chief legal officer on a continuing basis, subject to certain termination rights. Under this employment agreement, as amended to date, Ms. Myers currently receives an annual base salary of $275,000, and is eligible for a discretionary bonus with a target amount of 75% of her base salary if we achieve the goals agreed upon by Ms. Myers and us. The agreement commenced as of January 15, 2001. We have agreed that if we initiate equity incentives for our senior management, Ms. Myers will be included in the equity allocation made available to our top executives. In addition, Ms. Myers received a signing bonus in the amount of $30,000 and a moving allowance in the amount of $170,000 for her relocation to Orlando, Florida including payment for any and all tax liabilities resulting from such bonuses. Ms. Myers is also entitled to participate in the life, medical and disability benefits, 401(k) plan and other benefit plans and policies and will be reimbursed for professional dues and continuing education expenses. She is also provided with a company car.

   Ms. Myers' employment may be terminated for cause (as defined in the employment agreement) upon 30 days written notice by us. Either Ms. Myers or we may terminate the employment agreement for no fault at any time, for any reason, by providing written notice to the other party. If Ms. Myers' employment is terminated for cause or by her for no fault, we will pay her any accrued base salary or bonus not yet paid as of the date of her termination and reimburse her for any reimbursable expenses.

   Ms. Myers may terminate her employment if we breach the employment agreement or for good reason (as defined in the employment agreement). If Ms. Myers' employment is terminated by her due to a breach by us, by her for good reason, by us without cause or by us for no fault, we will (a) pay her any accrued base salary or bonus not yet paid as of the date of her termination and reimburse her for any reimbursable expenses; (b) pay her a lump sum no later than twenty
(20) days after the termination of her employment, an amount equal to the sum of (i) 150% of her annual base salary (measured as of the time of the termination of her employment and without mitigation due to any remuneration or other compensation earned by her following such termination of employment), and
(ii) an amount equal to the full amount of bonuses paid to her in 2001 and the full amount of bonuses paid to her for performance in 2001; (c) pay her a relocation allowance in the amount of $70,000 immediately upon her termination and any income taxes thereon; and (d) continue all of her employee benefits as specified in the employment agreement for a period of 18 months from the date of termination of employment.

   Throughout Ms. Myers' employment with us and thereafter, Ms. Myers has agreed to keep confidential all of our non-public information, matters and materials and adhere to all of our policies with regard to our confidential information. Ms. Myers has also agreed not to, directly or indirectly, compete with us or solicit any of our customers for as long as she is receiving base salary or severance payments from us.

Executive compensation

   The compensation of Stephen D. Linehan, our former President and Chief Executive Officer, and the four other most highly paid executive officers serving at December 31, 2001 is discussed in the following table. The table also includes Philip L. Carter, our current President and Chief Executive Officer and Michael R. Dobbs, our current Chief Operating Officer. Except for Mr. Carter and Mr. Dobbs, the identified positions reflect the positions held by the individuals in Rotech Medical Corporation prior to its emergence from bankruptcy. Except for Mr. Linehan and Mr. Novell, each also holds the same position with us now.

Summary compensation table

   The following table sets forth, for the fiscal year ended December 31, 2001 the compensation paid to (or earned by) the named executive officers.

                                     Annual Compensation    Other
              Name and               -------------------    Annual        Incentive      All Other
         Principal Position           Salary    Bonus    Compensation    Compensation   Compensation
         ------------------          --------  --------  ------------   ------------    ------------
Philip L. Carter,................... $     --  $     --    $     --      $       --       $     --
  Chief Executive Officer and
  President(1)
Michael R. Dobbs.................... $     --  $     --    $     --      $       --       $     --
  Chief Operating Officer(1)
Albert A. Prast,.................... $250,000  $110,000    $257,004(2)           --             --
  Chief Information Officer
Janet L. Ziomek,.................... $225,000  $110,000    $257,807(3)           --             --
  Chief Financial Officer
Rebecca L. Myers,................... $184,615  $210,000          --              --       $228,115(5)
  Chief Legal Officer(4)
Stephen D. Linehan,................. $619,039  $275,000    $ 15,688(6)   $3,057,000(7)    $ 47,293(8)
  Former Chief Executive Officer and
  President(4)
N. Scott Novell,.................... $350,000  $ 70,000    $255,549(10)  $1,064,000(11)         --
  Former Chief Operating Officer(9)

--------
 (1) Philip L. Carter became President and Chief Executive Officer of our company in December 2002 and Michael R. Dobbs became Chief Operating Officer of our company in January 2003. Neither Mr. Carter nor Mr. Dobbs received any compensation as an officer of our company during the fiscal year ended December 31, 2001. We have entered into an employment agreement with Mr. Carter, as described above under the section captioned "--Executive officer agreements".
 (2) Represents a retention bonus of $241,667 and payments related to 401(k) contributions, automobile allowance, health insurance and disability insurance.
 (3) Represents a retention bonus of $243,333 and payments related to 401(k) contributions, automobile allowance, health insurance, disability insurance and supplemental life insurance.
 (4) Rebecca L. Myers' employment with us commenced on January 15, 2001. Stephen D. Linehan's employment with us commenced in May 2000 and terminated effective August 19, 2002.
 (5) Represents reimbursement of relocation and related expenses.
 (6) Represents payments related to 401(k) contributions, automobile allowance, health insurance, disability insurance and supplemental life insurance.
 (7) Represents incentive compensation earned. An additional $168,000 is accrued but unpaid related to the fiscal year ended December 31, 2000. Total accrued and unpaid incentive compensation for 2000 and 2001 is estimated at approximately $3,225,000. We are currently in discussions with Mr. Linehan regarding the exact amount of his accrued long-term incentive compensation.
 (8) Represents reimbursement of relocation expenses.
 (9) N. Scott Novell's employment with us commenced in January 1997 and terminated effective December 5, 2002.
(10) Represents a retention bonus in the amount of $243,333 and payments related to 401(k) contributions, automobile allowance, health insurance and disability insurance.
(11) Represents incentive compensation earned.

  Option Grants in Last Fiscal Year

   We made no grants of stock options or stock appreciation rights to the named executive officers during the fiscal year ended December 31, 2001.

  Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-end Option Values

   None of the named executive officers exercised options to acquire shares of our common stock during the fiscal year ended December 31, 2001, and none of the named executive officers held any unexercised options on December 31, 2001.

Security ownership of certain beneficial owners and management

   The following table sets forth estimated information about the beneficial ownership of our common stock as of March 26, 2002. The information in the table is based on information contained in the plan of reorganization of our predecessor, Rotech Medical Corporation, which emerged from bankruptcy on that date. Upon effectiveness of the plan of reorganization, all of our outstanding common stock was distributed to our predecessor for further distribution to its creditors as contemplated by the plan of reorganization. We have been informed by the transfer agent for our common stock that our common stock has been distributed to the creditors of our predecessor. Our common stock is currently not listed on any exchange. However, due to possible over the counter or other trading in the stock after its initial distribution, the actual beneficial ownership of our common stock may differ substantially from the information set forth below.

   Beneficial ownership is calculated based upon SEC rules. In computing the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding. These shares, however, are not considered outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the notes to this table or as a result of applicable community property laws, each stockholder named in the table has sole voting and investment power to the shares shown as beneficially owned by them.

   Applicable percentage ownership range in the following table is based on 25,000,000 shares of our common stock outstanding.

   Unless otherwise indicated, the address for those named in the table is:
Rotech Healthcare Inc., 2600 Technology Drive, Suite 300, Orlando, Florida
32804.

                                                                 Beneficial
    Name of Beneficial Owners                                      Owner
    -------------------------                                    ----------
    Directors and Named Executive Officers:
    Philip L. Carter(1).........................................    0.0%
    Michael R. Dobbs............................................    0.0%
    Albert A. Prast(2)..........................................    0.0%
    Janet L. Ziomek(2)..........................................    0.0%
    Rebecca L. Myers(2).........................................    0.0%
    William Wallace Abbott(3)...................................    0.0%
    Guy P. Sansone(4)...........................................    0.0%
    William J. Mercer(4)........................................    0.0%
    Edward L. Kuntz(4)..........................................    0.0%
    Arthur J. Reimers(4)........................................    0.0%
    Arthur Siegel(5)............................................    0.0%
    Stephen D. Linehan(6).......................................    0.0%
    N. Scott Novell(7)..........................................    0.0%

                                                                 Beneficial
    Name of Beneficial Owners                                      Owner
    -------------------------                                    ----------

    Five Percent or Greater Holders:
    Oaktree Capital
    333 South Grand Avenue
    28th Floor
    Los Angeles, California 90071...............................   12.71%

    Goldman, Sachs & Co.
    85 Broad Street
    New York, New York 10004....................................    9.94%

    General Electric Capital Corp.
    60 Long Ridge Rd.
    Stamford, Connecticut 06927.................................    8.48%

    Van Kampen Funds
    1 Parkview Plaza
    5th Floor
    Oakbrook Terrace, Illinois 60181............................    6.08%

    Franklin Mutual Advisors
    1 Franklin Parkway
    San Mateo, California 94403.................................    5.03%

--------
 * less than 1%
(1) Does not include 750,000 shares of common stock which will be issuable upon the exercise of stock options granted by our board of directors in November 2002. The stock options will vest over a four year period. Of these stock options, 150,000 shares may be cancelled by our board of directors in its reasonable discretion on the first anniversary of Mr. Carter's employment based upon performance.
(2) Does not include 110,000 shares of common stock which will be issuable upon the exercise of stock options granted by our board of directors on May 21, 2002. The stock options will vest over a period of four years from date of grant in sixteen equal quarterly installments.
(3) Does not include 100,000 shares of common stock which will be issuable upon the exercise of stock options granted by our board of directors on May 21, 2002. The stock options will vest 25% on each of the first four six-month anniversaries of the date of grant.
(4) Does not include 15,000 shares of common stock which will be issuable upon the exercise of stock options granted by our board of directors on May 21, 2002. The stock options will vest 50% on each of the first two six-month anniversaries of the date of grant.
(5) Does not include 15,000 shares of common stock which will be issuable upon the exercise of stock options granted by our board of directors on December 19, 2002. The stock options will vest 50% on each of the first two six-month anniversaries of the date of grant.
(6) Does not include 600,000 shares of common stock underlying stock options granted by our board of directors on May 21, 2002. Mr. Linehan resigned as an officer and director of our company effective August 19, 2002. Under the terms of his separation agreement, Mr. Linehan is entitled until ninety days after the effective date of his resignation to exercise the portion of these options that became exercisable prior to his resignation.
(7) Does not include 300,000 shares of common stock which will be issuable upon the exercise of stock options granted by our board of directors on May 21, 2002. The stock options are currently scheduled to vest 25% on each of the first four anniversaries of the date of grant. Mr. Novell resigned as an officer of our company effective December 5, 2002. Under the terms of his separation agreement, Mr. Novell is entitled until ninety days after the effective date of his resignation to exercise the portion of these options that became exercisable prior to his resignation.

Related Party Transactions

   On August 19, 2002, we entered into an agreement with Alvarez & Marsal, Inc., the turn-around and interim management firm that managed our operations until we emerged from bankruptcy. Under this agreement, Alvarez & Marsal provided us with the services of Guy P. Sansone, as interim President and co-Chief Executive Officer from August 2002 to December 2002. Mr. Sansone is a Managing Director of Alvarez & Marsal. Under the agreement, as of November 30, 2002, we paid Alvarez & Marsal approximately $461,075 for Mr. Sansone's services as interim President and co-Chief Executive Officer. We have also agreed to certain billing rates applicable to other personnel provided to us by Alvarez & Marsal.

   In June 2001, we entered into certain agreements with bConnected Software, Inc. involving software licensing, hosting and third party hardware and software procurement, related to a procurement program. The dollar amount of these transactions was approximately $1,000,000. Our Chief Information Officer, Albert A. Prast, together with a series of family trusts and limited partnerships, the primary beneficiaries of which are certain members of Mr. Prast's immediate family, may be deemed to collectively own up to 21% of the issued and outstanding voting securities of bConnected. We believe the terms of our agreements with bConnected were entered into on an arms-length basis.

   Goldman, Sachs & Co., one of the initial purchasers of the old notes, also acted as joint bookrunning manager with UBS Warburg in connection with the offering of the old notes. On March 26, 2002, we entered into senior secured credit facilities for up to $275 million, for which Goldman Sachs Credit Partners L.P., an affiliate of Goldman, Sachs & Co., acted as arranger. Goldman Sachs Credit Partners L.P. also currently acts as syndication agent for the senior secured credit facilities. In connection with these services, Goldman, Sachs & Co. and its affiliates received an aggregate of approximately $4.9 million in gross fees. Upon our predecessor's emergence from bankruptcy, Goldman, Sachs & Co. became the beneficial owner of approximately 9.94% of our common stock.

                             DESCRIPTION OF NOTES

   The Company issued the old notes to the initial purchasers on March 26, 2002. The initial purchasers sold all of the outstanding notes to "qualified institutional buyers," as defined in Rule 144A under the Securities Act, and to persons outside the United States under Regulation S. The form and term of the new notes are the same as the form and term of the old notes they will replace, except that:

  .   the Company will register the new notes under the Securities Act;

  . the new notes, once registered, will not bear legends restricting transfer; and

  . holders of the new notes will not be entitled to some rights under the registration rights agreement, including our payment of additional interest for failure to meet specified deadlines, which terminate when the exchange offer is consummated.

   The Company issued the old notes under the indenture among itself, the Guarantors and The Bank of New York, as trustee, in a private transaction that was not subject to the registration requirements of the Securities Act. The terms of the indenture apply to the old notes and the new notes to be issued in exchange for the old notes in this exchange offer (all such notes being referred to herein collectively as the "notes"). The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

   The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as holders of the notes. Copies of the indenture and the registration rights agreement are available as set forth below under the caption "--Additional information."

   You will find the definitions of certain terms used in this description under the caption "Certain Definitions." In this description, the word "Rotech" refers only to Rotech Healthcare Inc. and not to any of its subsidiaries. Certain defined terms used in this description but not defined below under "--Certain definitions" have the meanings assigned to them in the indenture.

   The registered Holder of a note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the indenture.

Brief description of the notes and the guarantees

  The Notes

   The notes:

  .   are general unsecured obligations of Rotech;

  . are subordinated in right of payment to all existing and future Senior Debt of Rotech;

  . are pari passu in right of payment with any future senior subordinated Indebtedness of Rotech; and

  .   are unconditionally guaranteed by the Guarantors.

  The Guarantees

   The notes are guaranteed by all of Rotech's Domestic Subsidiaries except the Immaterial Subsidiaries.

   Each guarantee of the notes:

  .   is a general unsecured obligation of the Guarantor;

  . is subordinated in right of payment to all existing and future Senior Debt of that Guarantor; and

  . is pari passu in right of payment with any future senior subordinated Indebtedness of that Guarantor.

   As of March 31, 2002, Rotech and the Guarantors had total Senior Debt of approximately $200 million and up to an additional $75 million is available for borrowing under the new revolving credit facility. As indicated above and as discussed in detail below under the caption "--Subordination," payments on the notes and under the guarantees are subordinated to the payment of Senior Debt. The indenture permits us and the Guarantors to incur additional Senior Debt.

   As of the date hereof, all of our Subsidiaries were Restricted Subsidiaries, except for the Immaterial Subsidiaries which were Unrestricted Subsidiaries. Immaterial Subsidiaries do not and will not have any operations and have and will continue to have only de minimus assets, if any. In addition, under the circumstances described below under the caption "Certain covenants--Designation of Restricted and Unrestricted Subsidiaries," we are permitted to designate certain other of our Subsidiaries as "Unrestricted Subsidiaries." Unrestricted Subsidiaries are not subject to many of the restrictive covenants in the indenture. Unrestricted Subsidiaries do not guarantee the notes.

Principal, maturity and interest

   Rotech has issued old notes in an aggregate principal amount of $300 million. The old notes and the new notes will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Rotech will issue new notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on April 1, 2012.

   Interest on the notes will accrue at the rate of 9 1/2% per annum and will be payable semi-annually in arrears on April 1 and October 1, commencing on October 1, 2002. Rotech will make each interest payment to the Holders of record on the immediately preceding March 15 and September 15.

   Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of receiving payments on the notes

   If a Holder has given wire transfer instructions to Rotech, Rotech will pay all principal, interest and premium and Liquidated Damages, if any, on that Holder's notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Rotech elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

Paying agent and registrar for the notes

   The trustee will initially act as paying agent and registrar. Rotech may change the paying agent or registrar without prior notice to the Holders of the notes, and Rotech or any of its Subsidiaries may act as paying agent or registrar.

Transfer and exchange

   A Holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes and other governmental charges due on transfer. Rotech is not required to transfer or exchange any note selected for redemption. Also, Rotech is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Subsidiary guarantees

   The notes are guaranteed by each of the Guarantors. These Subsidiary Guarantees are joint and several obligations of the Guarantors. Each Subsidiary Guarantee is subordinated to the prior payment in full of all Senior Debt of that Guarantor. The obligations of each Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. See "Risk factors--Your ability to enforce the guarantees of the notes may be limited."

   A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than Rotech or another Guarantor, unless:

      (1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

      (2) subject to the provisions of the following paragraph, the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Subsidiary Guarantee and the registration rights agreement pursuant to a supplemental indenture reasonably satisfactory to the trustee.

   The Subsidiary Guarantee of a Guarantor will be released, and any Person acquiring assets (including by way of merger or consolidation) or Capital Stock of a Guarantor shall not be required to assume the obligations of that
Guarantor:

      (1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of Rotech, if the sale or other disposition complies with the "Asset Sale" provisions of the indenture;

      (2) in connection with any sale of all of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of Rotech, if the sale complies with the "Asset Sale" provisions of the indenture; or

      (3) if Rotech designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture.

   See "--Repurchase at the option of holders--Asset Sales."

Subordination

   The payment of principal, interest and premium and Liquidated Damages, if any, on the notes will be subordinated to the prior payment in full of all Senior Debt of Rotech, including Senior Debt incurred after the date of the indenture.

   The holders of Senior Debt will be entitled to receive payment in full of all Obligations due in respect of Senior Debt (including interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Debt) before the Holders of notes will be entitled to receive any payment with respect to the notes (except that Holders of notes may receive and retain Permitted Junior Securities and payments made from the trust described under "--Legal defeasance and covenant defeasance"), in the event of any distribution to creditors of Rotech:

      (1) in a liquidation or dissolution of Rotech;

      (2) in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Rotech or its property;

      (3) in an assignment for the benefit of creditors; or

      (4) in any marshaling of Rotech's assets and liabilities.

   Rotech also may not make any payment in respect of the notes (except in Permitted Junior Securities or from the trust described under the caption "--Legal defeasance and covenant defeasance") if:

      (1) a payment default on Designated Senior Debt occurs and is continuing beyond any applicable grace period; or

      (2) any other default occurs and is continuing on any series of Designated Senior Debt that permits holders of that series of Designated Senior Debt to accelerate its maturity and the trustee receives a notice of such default (a "Payment Blockage Notice") from Rotech or the holders of any Designated Senior Debt.

   Payments on the notes may and will be resumed:

      (1) in the case of a payment default, upon the date on which such default is cured or waived; and

      (2) in the case of a nonpayment default, upon the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated.

   No new Payment Blockage Notice may be delivered unless and until:

      (1) 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice; and

      (2) all scheduled payments of principal, interest and premium and Liquidated Damages, if any, on the notes that have come due have been paid in full in cash.

   No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee will be, or be made, the basis for a subsequent Payment Blockage Notice unless such default has been cured or waived for a period of not less than 90 days.

   If the trustee or any Holder of the notes receives a payment in respect of the notes (except in Permitted Junior Securities or from the trust described under the caption "--Legal defeasance and covenant defeasance") when:

      (1) the payment is prohibited by these subordination provisions; and

      (2) the trustee or the Holder knows or has reason to know that the payment is prohibited,

the trustee or the Holder, as the case may be, will hold the payment in trust for the benefit of the holders of Senior Debt. Upon the proper written request of the holders of Senior Debt, the trustee or the Holder, as the case may be, will deliver the amounts in trust to the holders of Senior Debt or their proper representative. Rotech must promptly notify holders of Senior Debt if payment of the notes is accelerated because of an Event of Default.

   As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of Rotech, Holders of notes may recover less ratably than creditors of Rotech who are holders of Senior Debt. See "Risk factors--The notes and subsidiary guarantees are subordinated to senior indebtedness."

Optional redemption

   At any time prior to April 1, 2005, Rotech may, on any one or more occasions, redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 109.5% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of one or more Public Equity Offerings, provided that:

      (1) at least 65% of the aggregate principal amount of notes initially issued under the indenture remains outstanding immediately after the occurrence of such redemption (excluding notes held by Rotech and its Subsidiaries); and

      (2) the redemption occurs within 90 days of the date of the closing of such Public Equity Offering.

   Except pursuant to the preceding paragraph, Rotech will not have the option to redeem the notes until April 1, 2007.

   On or after April 1, 2007, Rotech may redeem all or a part of the notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below:

                   Year                           Percentage
                   ----                           ----------
                   2007..........................  104.750%
                   2008..........................  103.166%
                   2009..........................  101.583%
                   2010 and thereafter...........  100.000%

   If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

      (1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

      (2) if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

   No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

   If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in the principal amount equal to the unredeemed portion of the original note will be issued in the name of the Holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Mandatory redemption

   Except as described below under "Repurchase at the option of holders," Rotech is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the option of holders

  Change of Control

   If a Change of Control occurs, each Holder of notes will have the right to require Rotech to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that Holder's notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, Rotech will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased, to the date of purchase. Within thirty days following any Change of Control, Rotech will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. Rotech will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Rotech will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

   On the Change of Control Payment Date, Rotech will, to the extent lawful:

      (1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

      (2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

      (3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers' certificate stating the aggregate principal amount of notes or portions of notes being purchased by Rotech.

   The paying agent will promptly mail to each Holder of notes who properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

   Prior to complying with any of the provisions of this "Change of Control" covenant, but in any event within 90 days following a Change of Control, Rotech will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of notes required by this covenant. Rotech will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

   The provisions described above that require Rotech to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders of the notes to require that Rotech repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

   Rotech will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Rotech and purchases all notes properly tendered and not withdrawn under the Change of Control Offer.

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   The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of Rotech and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require Rotech to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Rotech and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

   The Credit Agreement currently prohibits Rotech from purchasing any notes upon a Change in Control, and also provides that certain change of control events with respect to Rotech would constitute a default under the Credit Agreement. Any future credit agreements or other agreements relating to Senior Debt to which Rotech becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when Rotech is prohibited from purchasing notes, Rotech could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If Rotech does not obtain such a consent or repay such borrowings, Rotech will remain prohibited from purchasing notes. In such case, Rotech's failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under such Senior Debt. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the Holders of notes.

  Asset Sales

   Rotech will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

      (1) Rotech (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of (as determined in good faith by Rotech's Board of Directors); and

      (2) at least 75% of the consideration received in the Asset Sale by Rotech or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

          (a) any liabilities, as shown on Rotech's most recent consolidated balance sheet (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Rotech or such Restricted Subsidiary from further liability with respect to such liabilities; and

          (b) any securities, notes or other obligations received by Rotech or any such Restricted Subsidiary from such transferee that are, within 30 days of the related Asset Sale, converted by Rotech or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion.

   Within 360 days after the receipt of any Net Proceeds from an Asset Sale, Rotech may apply those Net Proceeds at its option:

      (1) to repay Senior Debt and, if the Senior Debt repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

      (2) to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Permitted Business;

      (3) to make a capital expenditure; or

      (4) to acquire other long-term assets that are used or useful in a Permitted Business.

   Pending the final application of any Net Proceeds, Rotech may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

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   Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10.0 million, Rotech will make an Asset Sale Offer to all Holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Rotech may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

   Rotech will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Rotech will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

   The Credit Agreement provides that certain asset sale events with respect to Rotech may constitute a default under the Credit Agreement and may prohibit Rotech from purchasing any notes in connection with an Asset Sale Offer. Any future credit agreements or other agreements relating to Senior Debt to which Rotech becomes a party may contain similar restrictions and provisions. In the event an Asset Sale occurs at a time when Rotech is prohibited from purchasing notes, Rotech could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If Rotech does not obtain such a consent or repay such borrowings, Rotech will remain prohibited from purchasing notes. In such case, Rotech's failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under such Senior Debt. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the Holders of notes.

Certain covenants

  Restricted Payments

   Rotech will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

      (1) declare or pay any dividend or make any other payment or distribution on account of Rotech's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Rotech or any of its Restricted Subsidiaries) or to the direct or indirect holders of Rotech's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Rotech or to Rotech or a Restricted Subsidiary of Rotech);

      (2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Rotech) any Equity Interests of Rotech or any of its Restricted Subsidiaries;

      (3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is pari passu with or subordinated to the notes or the Subsidiary Guarantees (other than the notes or the Subsidiary Guarantees), except a payment of interest or principal at the Stated Maturity thereof; or

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      (4) make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as "Restricted Payments"),

unless, at the time of and after giving effect to such Restricted Payment:

      (1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

      (2) Rotech would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "--Incurrence of Indebtedness and Issuance of Disqualified Stock;" and

      (3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Rotech and its Restricted Subsidiaries after the date of the indenture (excluding Restricted Payments permitted by clauses (2) and (3) of the next succeeding paragraph), is less than the sum, without duplication, of:

          (a) 50% of the Consolidated Net Income of Rotech for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the indenture to the end of Rotech's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

          (b) 100% of the aggregate net cash proceeds received by Rotech since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of Rotech (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Rotech that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Rotech), plus

          (c) to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment, plus

          (d) the fair market value of the net assets of an Unrestricted Subsidiary (in an amount proportionate to Rotech's direct or indirect equity interest in such Subsidiary) at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing shall not exceed, in the case of any such Unrestricted Subsidiary, the amount of Investments (other than Permitted Investments) previously made (and treated as a Restricted Payment) by Rotech and its Restricted Subsidiaries in such Unrestricted Subsidiary.

   So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

      (1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

      (2) the redemption, repurchase, retirement, defeasance or other acquisition of any pari passu or subordinated Indebtedness of Rotech or any Guarantor or of any Equity Interests of Rotech or any Restricted Subsidiary in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Rotech) of, Equity Interests of Rotech (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption,

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   repurchase, retirement, defeasance or other acquisition will be excluded from clause (3) (b) of the preceding paragraph;

      (3) the defeasance, redemption, repurchase or other acquisition of pari passu or subordinated Indebtedness of Rotech or any Guarantor with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

      (4) the payment of any dividend by a Restricted Subsidiary of Rotech to the holders of its Equity Interests on a pro rata basis;

      (5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Rotech or any Restricted Subsidiary of Rotech held by any director, employee or member of Rotech's (or any of its Subsidiaries') management pursuant to any employee benefit plan, management equity subscription agreement, stock option agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $5.0 million in any twelve-month period (excluding, for purposes of calculating such amount, the aggregate amount received by any Person in connection with such repurchase, redemption or other acquisition or retirement for value of such Equity Interests that is concurrently used to repay such Person pursuant to clause
   (9) of the definition of Permitted Investments);

      (6) the purchase of any subordinated Indebtedness at a purchase price not greater than 101% of the principal amount of such subordinated Indebtedness in the event of a change of control in accordance with provisions similar to the "Change of Control" covenant contained in the indenture; provided that, prior to or simultaneously with such repurchase, Rotech has made the Change of Control Offer as provided in such covenant with respect to the notes and has repurchased all notes validly tendered for payment in connection with the Change of Control Offer;

      (7) the payment of up to $450,000 in cash dividends per year, plus dividends payable in kind, in respect of Rotech's Series A Convertible Preferred Stock; and

      (8) other Restricted Payments in an aggregate amount not to exceed $10.0 million since the date of the indenture.

   The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Rotech or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors in good faith. If the fair market value of any Restricted Payment exceeds $1.0 million in the aggregate, not later than the date of making such Restricted Payment, Rotech will deliver to the trustee an officers' certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this "Restricted Payments" covenant were computed.

  Incurrence of Indebtedness and Issuance of Disqualified Stock

   Rotech will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) or issue any Disqualified Stock. However, Rotech and the Guarantors may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock if the Consolidated Coverage Ratio for Rotech's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.5 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

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   The first paragraph of this covenant will not prohibit any of the following items of Indebtedness (collectively, "Permitted Debt"):

      (1) the incurrence by Rotech of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1)(with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Rotech and its Restricted Subsidiaries thereunder) not to exceed $275.0 million;

      (2) Existing Indebtedness;

      (3) the incurrence by Rotech and the Guarantors of Indebtedness represented by the notes and the related Subsidiary Guarantees to be issued on the date of the indenture and the exchange notes and the related Subsidiary Guarantees to be issued pursuant to the registration rights agreement;

      (4) the incurrence by Rotech or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of Rotech or such Restricted Subsidiary, in an aggregate principal amount not to exceed $15.0 million at any time outstanding;

      (5) the incurrence by Rotech or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clause (3) of this paragraph;

      (6) the incurrence of Indebtedness of Rotech owed to a Guarantor and Indebtedness of any Guarantor owed to Rotech or any other Guarantor; provided, however, that:

          (a) such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes, in the case of Rotech, or the Subsidiary Guarantee, in the case of a Guarantor; and

          (b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Rotech or a Guarantor of Rotech and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Rotech or a Guarantor of Rotech; will be deemed, in each case, to constitute an incurrence of such Indebtedness by Rotech or such Guarantor, as the case may be, that was not permitted by this clause (6);

      (7) the incurrence by Rotech or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the indenture to be outstanding;

      (8) the guarantee by Rotech or any of the Guarantors of Indebtedness of Rotech or a Restricted Subsidiary of Rotech that was permitted to be incurred by another provision of this covenant;

      (9) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock, will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Consolidated Interest Expense of Rotech as accrued;

      (10) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of incurrence;

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      (11) the incurrence by Rotech or any of its Restricted Subsidiaries of
   additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (11), not to exceed $20.0 million;

      (12) the issuance by Rotech of up to 250,000 shares of its Series A Convertible Preferred Stock in connection with Rotech's reorganization, plus any dividends paid in kind on its Series A Convertible Preferred Stock; and

      (13) the incurrence by Restricted Subsidiaries that are not Guarantors of up to $5.0 million of Indebtedness in the aggregate outstanding at any one time.

   For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Disqualified Stock" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (13) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Rotech will be permitted to classify such item of Indebtedness on the date of its incurrence in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture will be deemed to have been incurred on such date in reliance on the exception provided by clause (1) above.

  No Senior Subordinated Debt

   Rotech will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt of Rotech and senior in any respect in right of payment to the notes. No Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to the Senior Debt of such Guarantor and senior in any respect in right of payment to such Guarantor's Subsidiary Guarantee.

  Liens

   Rotech will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness or trade payables on any asset now owned or hereafter acquired, except Permitted Liens.

  Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

   Rotech will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

      (1) pay dividends or make any other distributions on its Capital Stock to Rotech or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Rotech or any of its Restricted Subsidiaries;

      (2) make loans or advances to Rotech or any of its Restricted Subsidiaries; or

      (3) transfer any of its properties or assets to Rotech or any of its Restricted Subsidiaries.

   However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

      (1) agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more

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   restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

      (2) the indenture, the notes and the Subsidiary Guarantees;

      (3) applicable law;

      (4) any instrument governing Indebtedness or Capital Stock of a Person acquired by Rotech or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

      (5) customary non-assignment provisions in contracts entered into in the ordinary course of business;

      (6) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

      (7) any agreement for the sale or other disposition of a Restricted Subsidiary or an asset that imposes restrictions on such Restricted Subsidiary or asset of the nature described in clause (1) through clause (3) of the preceding paragraph;

      (8) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

      (9) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption "--Liens" that limit the right of Rotech or any of its Restricted Subsidiaries to dispose of the assets subject to such Liens;

      (10) provisions with respect to the disposition or distribution of assets or property in joint venture agreements (including joint ventures governed by limited liability company operating agreements, partnership agreements and stockholders agreements), asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business; and

      (11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

  Merger, Consolidation or Sale of Assets

   Rotech may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Rotech is the surviving corporation); or
(2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Rotech and its Restricted Subsidiaries, taken as a whole, in one or more related transactions, to another Person, unless:

      (1) either: (a) Rotech is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Rotech) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States of America, any state of the United States of America or the District of Columbia;

      (2) the Person formed by or surviving any such consolidation or merger (if other than Rotech) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Rotech under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

      (3) immediately after such transaction no Default or Event of Default exists; and

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      (4) Rotech or the Person formed by or surviving any such consolidation or merger (if other than Rotech), or to which such sale, assignment, transfer, conveyance or other disposition has been made:

          (a) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of Rotech immediately preceding the transaction; and

          (b) will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Disqualified Stock."

   In addition, Rotech may not, directly or indirectly, lease all or substantially all of the properties or assets of Rotech and its Restricted Subsidiaries, taken as a whole, in one or more related transactions, to any other Person. This "Merger, Consolidation or Sale of Assets" covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among Rotech and any of the Guarantors; provided, that with respect to any transaction involving Rotech and in which Rotech is not the surviving entity or the Person to which such disposition is made, the surviving entity or the Person to which such disposition is made will comply with clause
(2) above.

  Transactions with Affiliates

   Rotech will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an "Affiliate Transaction"), unless:

      (1) the Affiliate Transaction is on terms that are no less favorable to Rotech or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Rotech or such Restricted Subsidiary with an unrelated Person; and

      (2) Rotech delivers to the trustee:

          (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of Rotech's Board of Directors set forth in an officers' certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

          (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing in the United States of America.

   The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

      (1) any employment agreement entered into by Rotech or any of its Restricted Subsidiaries in the ordinary course of business;

      (2) transactions between or among Rotech and/or its Restricted
   Subsidiaries;

      (3) loans and advances permitted by clause (9) of the definition of "Permitted Investments;"

      (4) payment of reasonable and customary regular compensation, indemnification, reimbursement and other directors fees to Persons who are not otherwise Affiliates of Rotech;

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      (5) Restricted Payments that are permitted by the provisions of the indenture described above under the caption "--Restricted Payments;"

      (6) agreements in effect on the date of the Indenture or any amendment thereto (so long as such amendment is not more disadvantageous to Rotech or any of its Restricted Subsidiaries, taken as a whole) or any transaction provided for thereby;

      (7) transactions relating to a Permitted Receivables Financing;

      (8) advances to employees for moving, entertainment and travel expenses and similar expenditures in the ordinary course of business and consistent with past practices; and

      (9) sales of common stock of Rotech to Affiliates for cash or Cash Equivalents paid contemporaneously therewith.

  Additional Subsidiary Guarantees

   If Rotech or any of its Restricted Subsidiaries acquires or creates another Domestic Restricted Subsidiary after the date of the indenture that is required to become a Guarantor with respect to the notes, then that newly acquired or created Domestic Restricted Subsidiary will become a Guarantor and execute a supplemental indenture within 10 Business Days of the date on which it was acquired or created.

  Designation of Restricted and Unrestricted Subsidiaries

   The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, all outstanding Investments owned by Rotech and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be an Investment made as of the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption "--Restricted Payments" or Permitted Investments, as applicable. All such outstanding Investments will be valued at their fair market value at the time of such designation, determined by the Board of Directors of Rotech in good faith. That designation will only be permitted if such Restricted Payment would be permitted at that time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of Rotech may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

  Business Activities

   Rotech will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses.

  Payments for Consent

   Rotech will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement and such consideration is paid to all Holders who so consent, waive or agree.

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  Reports

   Whether or not required by the Commission, so long as any notes are outstanding, Rotech will furnish to the Holders of notes, within the time periods specified in the Commission's rules and regulations:

      (1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if Rotech were required to file such Forms, including a "Management's discussion and analysis of financial condition and results of operations" and, with respect to the annual information only, a report on the annual financial statements by Rotech's certified independent accountants; and

      (2) all current reports that would be required to be filed with the Commission on Form 8-K if Rotech were required to file such reports.

   In addition, whether or not required by the Commission, Rotech will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, Rotech and the Subsidiary Guarantors have agreed that, for so long as any notes remain outstanding, they will furnish to the Holders and to prospective investors designated by any Holder, upon their request, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of default and remedies

   Each of the following is an Event of Default:

      (1) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the notes whether or not prohibited by the subordination provisions of the indenture;

      (2) default in payment when due of the principal of, or premium, if any, on the notes, whether or not prohibited by the subordination provisions of the indenture;

      (3) failure by Rotech or any of its Restricted Subsidiaries to comply with the provisions described under the captions "--Repurchase at the option of holders--Change of Control," "--Repurchase at the option of holders--Asset Sales," "--Certain covenants--Restricted Payments," "--Certain covenants--Incurrence of Indebtedness and Issuance of Disqualified Stock" or "--Certain covenants--Merger, Consolidation or Sale of Assets;"

      (4) failure by Rotech or any of its Restricted Subsidiaries for 60 days after written notice from the trustee or from the Holders of not less than 25% in aggregate principal amount of the notes then outstanding to comply with any of the other agreements in the indenture;

      (5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Rotech or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Rotech or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

          (a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or

          (b) results in the acceleration of such Indebtedness prior to its express maturity,

   and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $15.0 million or more;

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      (6) failure by Rotech or any of its Restricted Subsidiaries to pay final judgments, the uninsured portion of which aggregates in excess of $15.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

      (7) except as permitted by the indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and

      (8) certain events of bankruptcy or insolvency described in the indenture with respect to Rotech, any of its Significant Subsidiaries or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary.

   In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Rotech, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

   Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from Holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notes is in their interest, except a Default or Event of Default relating to the payment of principal or interest or Liquidated Damages.

   The Holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the Holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or Liquidated Damages on, or the principal of, the notes.

   In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of Rotech with the intention of avoiding payment of the premium that Rotech would have had to pay if Rotech then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Rotech with the intention of avoiding the prohibition on redemption of the notes prior to April 1, 2007, then the premium specified in the indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

   Rotech is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Rotech is required to deliver to the trustee a statement specifying such Default or Event of Default.

No personal liability of directors, officers, employees and stockholders

   No director, officer, employee, incorporator or stockholder of Rotech or any Guarantor, as such, will have any liability for any obligations of Rotech or the Guarantors under the notes, the indenture, the Subsidiary Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

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Legal defeasance and covenant defeasance

   Rotech may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees ("Legal Defeasance") except for:

      (1) the rights of Holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such notes when such payments are due from the trust referred to below;

      (2) Rotech's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

      (3) the rights, powers, trusts, duties and immunities of the trustee, and Rotech's and the Guarantor's obligations in connection therewith; and

      (4) the Legal Defeasance provisions of the indenture.

   In addition, Rotech may, at its option and at any time, elect to have the obligations of Rotech and the Guarantors released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "--Events of Default and Remedies" will no longer constitute an Event of Default with respect to the notes.

   In order to exercise either Legal Defeasance or Covenant Defeasance:

      (1) Rotech must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and Rotech must specify whether the notes are being defeased to maturity or to a particular redemption date;

      (2) in the case of Legal Defeasance, Rotech has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that
   (a) Rotech has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

      (3) in the case of Covenant Defeasance, Rotech has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

      (4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

      (5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which Rotech or any of its Subsidiaries is a party or by which Rotech or any of its Subsidiaries is bound;

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      (6) Rotech must deliver to the trustee an officers' certificate stating that the deposit was not made by Rotech with the intent of preferring the Holders of notes over the other creditors of Rotech with the intent of defeating, hindering, delaying or defrauding creditors of Rotech or others; and

      (7) Rotech must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with or waived.

Amendment, supplement and waiver

   Except as provided in the next three succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

   Without the consent of each Holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting Holder):

      (1) reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

      (2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption "--Repurchase at the option of holders");

      (3) reduce the rate of or change the time for payment of interest on any note;

      (4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the notes (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

      (5) make any note payable in money other than that stated in the notes;

      (6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders of notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the notes;

      (7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption "--Repurchase at the option of holders");

      (8) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture; or

      (9) make any change in the preceding amendment and waiver provisions.

   In addition, any amendment to, or waiver of, the provisions of the indenture relating to subordination that adversely affects the rights of the Holders of the notes will require the consent of the Holders of at least 75% in aggregate principal amount of notes then outstanding.

   Notwithstanding the preceding, without the consent of any Holder of notes, Rotech, the Guarantors and the trustee may amend or supplement the indenture or the notes:

      (1) to cure any ambiguity, defect or inconsistency;

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      (2) to provide for uncertificated notes in addition to or in place of certificated notes;

      (3) to provide for the assumption of Rotech's or a Guarantor's obligations to Holders of notes in the case of a merger or consolidation or sale of all or substantially all of Rotech's assets;

      (4) to make any change that would provide any additional rights or benefits to the Holders of notes or that does not adversely affect the legal rights under the indenture of any such Holder;

      (5) to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act; or

      (6) to allow any Guarantor to execute a supplemental indenture and/or a Subsidiary Guarantee if Rotech or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the indenture.

Satisfaction and discharge

   The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

      (1) either:

          (a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Rotech, have been delivered to the trustee for cancellation; or

          (b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Rotech or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

      (2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Rotech or any Guarantor is a party or by which Rotech or any Guarantor is bound;

      (3) Rotech or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

      (4) Rotech has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

   In addition, Rotech must deliver an officers' certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied or waived.

Concerning the trustee

   If the trustee becomes a creditor of Rotech or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

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   The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder of notes, unless such Holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional information

   Anyone who receives this prospectus may obtain a copy of the indenture without charge by writing to Rotech Healthcare Inc., 2600 Technology Drive, Suite 300, Orlando, FL 32804, Attention: Legal Department.

Book-entry, delivery and form

  General

   The old notes were, and the new notes will be issued in the form of one or more registered notes in global form, without interest coupons (the "Global Notes"). The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

   Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See "--Exchange of global notes for certificated notes." Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

   Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear Bank S.A./N.V. ("Euroclear") and Clearstream Banking, S.A. ("Clearstream"), which may change from time to time.

  Depository Procedures

   The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Rotech takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

   DTC has advised Rotech that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

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   DTC has also advised Rotech that, pursuant to procedures established by it:

      (1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchaser with portions of the principal amount of the Global Notes; and

      (2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

   The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

   Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or "Holders" thereof under the indenture for any purpose.

   Payments in respect of the principal of, and interest and premium and Liquidated Damages, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the indenture. Under the terms of the indenture, Rotech and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither Rotech, the trustee nor any agent of Rotech or the trustee has or will have any responsibility or liability for:

      (1) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes; or

      (2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

   DTC has advised Rotech that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or Rotech. Neither Rotech nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and Rotech and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

   Subject to the transfer restrictions set forth under "Notice to investors," transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

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   Cross-market transfers between the Participants in DTC, on the one hand, and
Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary. However, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the Global Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

   DTC has advised Rotech that it will take any action permitted to be taken by a Holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for notes in certificated form, and to distribute such notes to its Participants.

   Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither Rotech nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

  Exchange of Global Notes for Certificated Notes

   A Global Note is exchangeable for definitive notes in registered certificated form ("Certificated Notes") if:

      (1) DTC (a) notifies Rotech that it is unwilling or unable to continue as depositary for the Global Notes and Rotech fails to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act;

      (2) Rotech, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; or

      (3) there has occurred and is continuing a Default or Event of Default with respect to the notes.

   In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

  Exchange of Certificated Notes for Global Notes

   Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes. See "Notice to investors."

  Same Day Settlement and Payment

   Rotech will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. Rotech will make all payments of principal, interest and premium

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and Liquidated Damages, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder's registered address. The notes represented by the Global Notes are eligible to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. Rotech expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

   Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised Rotech that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

Registration rights; liquidated damages

   The following description is a summary of the material provisions of the registration rights agreement. It does not restate that agreement in its entirety. We urge you to read the proposed form of registration rights agreement in its entirety because it, and not this description, defines your registration rights as holders of these notes. See "--Additional information."

   In connection with the issuance of the old notes, Rotech, the Guarantors and the initial purchasers entered into a registration rights agreement dated as of March 26, 2002. Pursuant to the registration rights agreement, Rotech and the Guarantors agreed to file with the Commission the registration statement to which this prospectus relates. Upon the effectiveness of the exchange offer registration statement, Rotech and the Guarantors will offer to the holders of Transfer Restricted Securities who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for new notes pursuant to the exchange offer described in this prospectus.

   In addition to the exchange offer registration statement to which this prospectus relates, we have also agreed to file a shelf registration statement to cover resales of the old notes under limited circumstances. We will file a registration statement with the SEC if:

     .   we are not required to file the exchange offer registration statement;

     . we are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or Commission policy; or

     . any holder of Transfer Restricted Securities notifies Rotech prior to the 20th day following consummation of the exchange offer that:

        . it is prohibited by law or Commission policy from participating in the exchange offer; or

        . it may not resell the new notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales; or

        . it is a broker-dealer and owns old notes acquired directly from Rotech or an affiliate of Rotech,

   See "--Registration rights; liquidated damages."

   Rotech and the Guarantors will file with the Commission a shelf registration statement to cover resales of the old notes by the Holders of the old notes who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement.

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   Rotech and the Guarantors will use their best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the Commission.

   For purposes of the preceding, "Transfer Restricted Securities" means each old note until:

  . the date on which such old note has been exchanged by a Person other than a broker-dealer for a new note in the exchange offer;

  . following the exchange by a broker-dealer in the exchange offer of an old note for a new note, the date on which such new note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the exchange offer registration statement;

  . the date on which such old note has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement; or

  . the date on which such old note is distributed to the public pursuant to Rule 144 under the Securities Act.

   In the registration rights agreement Rotech and the Guarantors agreed:

  . to file an exchange offer registration statement with the Commission on or prior to June 24, 2002;

  . to use commercially reasonable efforts to have the exchange offer registration statement declared effective by the Commission on or prior to September 22, 2002;

  . unless the exchange offer would not be permitted by applicable law or Commission policy,

     .   to commence the exchange offer; and

     . to use commercially reasonable efforts to complete the exchange offer on or prior to October 22, 2002, provided that, in any event, the exchange offer will be completed within 45 days after the exchange offer registration statement is declared effective by the Commission; and

  . if obligated to file the shelf registration statement, to use commercially reasonable efforts to file the shelf registration statement with the Commission on or prior to 45 days after such filing obligation arises and to cause the shelf registration to be declared effective by the Commission on or prior to 120 days after such obligation arises.

   If:

      (1) Rotech and the Guarantors fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing; or

      (2) any of such registration statements is not declared effective by the Commission on or prior to the date specified for such effectiveness; or

      (3) Rotech and the Guarantors fail to consummate the exchange offer on or prior to the date required for completion of the exchange offer; or

      (4) the shelf registration statement or the exchange offer registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (4) above (subject to limited exceptions), a "Registration Default"), then Rotech and the Guarantors will pay liquidated damages to each Holder of old notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to $.05 per week per $1,000 principal amount of notes held by such Holder ("Liquidated Damages").

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   The amount of the Liquidated Damages will increase by an additional $.05 per week per $1,000 principal amount of old notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages for all Registration Defaults of $.30 per week per $1,000 principal amount of notes.

   All accrued Liquidated Damages will be paid by Rotech and the Guarantors on each Damages Payment Date to the Global Note Holder by wire transfer of immediately available funds or by federal funds check and to Holders of Certificated notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

   Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

   Holders of notes will be required to make certain representations to Rotech (as described in the registration rights agreement) in order to participate in the exchange offer and will be required to deliver certain information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement in order to have their notes included in the shelf registration statement and benefit from the provisions regarding Liquidated Damages set forth above. By acquiring old notes, a Holder is deemed to have agreed to indemnify Rotech and the Guarantors against certain losses arising out of information furnished by such Holder in writing for inclusion in any shelf registration statement. Holders of notes will also be required to suspend their use of the prospectus included in the shelf registration statement under certain circumstances upon receipt of written notice to that effect from Rotech.

   Due to the internal investigation conducted in connection with the discovery of falsified bulk sales to the VA, we were delayed in filing with the Commission the registration statement to which this prospectus relates. Under the terms of the registration rights agreement described above, we have incurred Liquidated Damages in connection with the delayed filing of the registration statement. In addition, the registration rights agreement sets forth a deadline by which the registration statement was to have been declared effective by the Commission. We did not meet that deadline. As a result, under the terms of the registration rights agreement, we will incur additional Liquidated Damages until such time as the registration statement is declared effective by the Commission. As of December 31, 2002, we have incurred Liquidated Damages of approximately $525,000.

Certain definitions

   Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

   "Acquired Debt" means, with respect to any specified Person:

      (1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

      (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

   "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" have correlative meanings.

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   "Asset Sale" means:

      (1) the sale, lease, conveyance or other disposition by the Company or any of its Restricted Subsidiaries of any assets, other than sales of inventory, equipment and services in the ordinary course of business; provided that any transaction subject to the provisions of the indenture described above under the caption "--Repurchase at the option of holders--Change of Control" and/or the provisions described above under the caption "--Certain covenants--Merger, Consolidation or Sale of Assets" shall be governed by the provisions described under such applicable caption(s) and not by the provisions of the Asset Sale covenant; and

      (2) the issuance of Equity Interests by any of Rotech's Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries.

   Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

      (1) any single transaction or series of related transactions that involves assets having a fair market value of less than $1.0 million;

      (2) a transfer of assets between or among Rotech and its Restricted Subsidiaries;

      (3) an issuance of Equity Interests by a Restricted Subsidiary to Rotech or to another Restricted Subsidiary or the issuance of Equity Interests by a Restricted Subsidiary in which Rotech's percentage interest (direct and indirect) in the Equity Interests of such Restricted Subsidiary, after giving effect to such issuance, is at least equal to its percentage interest prior thereto;

      (4) any sale or transfer of assets by Rotech or any Restricted Subsidiary that, in the good faith judgment of the management of Rotech, have become worn out, obsolete or damaged or otherwise unsuitable for use in connection with the business of Rotech or any Restricted Subsidiary, as the case may be;

      (5) a sale of Receivables and Related Assets to or by a Securitization Subsidiary in connection with a Permitted Receivables Financing;

      (6) any exchange by Rotech or any Restricted Subsidiary of assets for assets of another Person (provided, that (a) all or substantially all of the property received by Rotech or such Restricted Subsidiary in such exchange is of a type used in a Permitted Business (or constitutes 100% of the Voting Stock of a Person engaged in a Permitted Business), (b) no Default or Event of Default shall have occurred and be continuing as a result of such exchange, (c) a majority of the disinterested members of the Board of Directors of Rotech shall have determined in their good faith judgment that such exchange is fair to Rotech or the applicable Restricted Subsidiary, as the case may be, (d) the fair market value of the property so exchanged, when taken together with the fair market value of all other property exchanged in transactions pursuant to this clause (6) (in each case valued at the time of the applicable exchange), does not exceed ten percent of consolidated Tangible Net Property and Equipment of Rotech and its Restricted Subsidiaries on a consolidated basis, (e) in the event Rotech or a Restricted Subsidiary, as the case may be, receives any Voting Stock of a Person pursuant to such exchange, such Person shall become a Restricted Subsidiary, and (f) in the event Rotech or a Restricted Subsidiary, as the case may be, receives any cash pursuant to such exchange, such cash received shall be applied in the manner applicable to Net Proceeds from Asset Sales pursuant to the Asset Sale covenant;

      (7) the leasing or licensing of computer software related to the health care related industries to third parties for fair value;

      (8) transfers of cash or Cash Equivalents by Rotech or a Restricted Subsidiary for equivalent value; and

      (9) a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption "--Certain covenants--Restricted Payments."

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   "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and
Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

   "Board of Directors" means:

      (1) with respect to a corporation, the board of directors of the corporation; and

      (2) with respect to any other Person, the board or committee or Person serving a similar function with respect to such other Person.

   "Capital Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

   "Capital Stock" means:

      (1) in the case of a corporation, corporate stock;

      (2) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

      (3) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

   "Cash Equivalents" means:

      (1) United States dollars (including such dollars as are held as overnight bank deposits and demand deposits with banks);

      (2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than 360 days from the date of acquisition;

      (3) securities constituting direct obligations of any state or municipality within the United States of America maturing within 360 days from the date of acquisition thereof and at the time of acquisition by Rotech or its Restricted Subsidiary having the highest long-term or short term, as applicable, debt ratings obtainable from Moody's Investors Services, Inc. or Standard & Poor's Rating Services;

      (4) time deposit accounts, term deposit accounts, money market deposit accounts, certificates of deposit, time deposits and bankers' acceptances with maturities of six months or less from the date of acquisition with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of "B" or better;

      (5) repurchase obligations with a term of not more than ten days for underlying securities of the types described in clauses (2), (3) and (4) above entered into with any financial institution meeting the qualifications specified in clause (4) above;

      (6) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Rating Services and in each case maturing within six months after the date of acquisition; and

      (7) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

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   "Change of Control" means the occurrence of any of the following:

      (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Rotech and its Restricted Subsidiaries taken as a whole to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act);

      (2) the adoption of a plan relating to the liquidation or dissolution of Rotech;

      (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Rotech, measured by voting power rather than number of shares;

      (4) the first day on which a majority of the members of the Board of Directors of Rotech are not Continuing Directors; or

      (5) Rotech consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, Rotech, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Rotech or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of Rotech outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance).

   "Consolidated Cash Flow" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

      (1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

      (2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

      (3) Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

      (4) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

      (5) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with GAAP.

   Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of Rotech will be added to

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Consolidated Net Income to compute Consolidated Cash Flow of Rotech only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to Rotech by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

   "Consolidated Coverage Ratio" means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Consolidated Interest Expense of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Consolidated Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Consolidated Coverage Ratio is made (the "Calculation Date"), then the Consolidated Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

   In addition, for purposes of calculating the Consolidated Coverage Ratio:

      (1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

      (2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded; and

      (3) the Consolidated Interest Expense attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Consolidated Interest Expense will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

   "Consolidated Interest Expense" means, with respect to any specified Person for any period, the sum, without duplication, of:

      (1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

      (2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

      (3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

      (4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity

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   Interests payable solely in Equity Interests of Rotech (other than
   Disqualified Stock) or to Rotech or a Restricted Subsidiary of Rotech, times
   (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

   "Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

      (1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary which is a Wholly-Owned Subsidiary of the Person;

      (2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

      (3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded;

      (4) the Net Income (but not loss) of any Unrestricted Subsidiary shall be excluded, except to the extent distributed to the specified Person or one of its Restricted Subsidiaries; and

      (5) the cumulative effect of a change in accounting principles will be excluded.

   "Consolidated Net Worth" means, with respect to any specified Person as of any date, the sum of:

      (1) the consolidated equity of the common stockholders of such Person and its Restricted Subsidiaries on a consolidated basis as of such date, as determined in accordance with GAAP; plus

      (2) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock.

   "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of Rotech who:

      (1) was a member of such Board of Directors on the date of the indenture;
   or

      (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

   "Credit Agreement" means, collectively, the five-year revolving credit facility in an aggregate principal amount of $75 million and the six-year term loan facility in an aggregate principal amount of $200 million, each dated as of March 26, 2002, by and among us, as borrower, and UBS Warburg LLC and Goldman Sachs Credit Partners L.P., as arrangers, Goldman Sachs Credit Partners, L.P., as syndication agent, UBS AG, Stamford Branch, as administrative agent, and the banks identified therein, which facilities together provide for up to $275.0 million of credit borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

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   "Credit Facilities" means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through a Permitted Receivables Financing) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

   "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

   "Designated Senior Debt" means:

      (1) any Indebtedness outstanding under the Credit Agreement; and

      (2) any other Senior Debt permitted under the indenture the principal amount of which is $25.0 million or more and that has been designated by Rotech as "Designated Senior Debt."

   "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Rotech to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Rotech may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "--Certain covenants--Restricted Payments."

   "Domestic Subsidiary" means any Subsidiary of Rotech that was formed under the laws of the United States of America or any state of the United States of America or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of Rotech.

   "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

   "Existing Indebtedness" means Indebtedness of Rotech and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the initial issuance of the notes under the indenture, until such amounts are repaid.

   "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

   "Government Securities" means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States of America pledges its full faith and credit.

   "Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner, including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

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   "Guarantors" means each of:

      (1) Rotech's Domestic Subsidiaries as of the indenture date other than Immaterial Subsidiaries; and

      (2) any other Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the indenture;

and their respective successors and assigns.

   "Hedging Obligations" means, with respect to any specified Person, the obligations of such Person under:

      (1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

      (2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

   "Immaterial Subsidiaries" means those Domestic Subsidiaries that are designated by Rotech in the indenture as Domestic Subsidiaries that will not be Guarantors or Restricted Subsidiaries.

   "Indebtedness" means (without duplication), with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

      (1) in respect of borrowed money;

      (2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);


      (3) in respect of banker's acceptances;

      (4) representing Capital Lease Obligations;

      (5) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

      (6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) but only to the extent that the aggregate amount of such Indebtedness does not exceed the fair market value of the asset and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person.

   The amount of any Indebtedness outstanding as of any date will be:

      (1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

      (2) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

   "Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Rotech or any Restricted Subsidiary of Rotech sells or otherwise disposes

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of any Equity Interests of any direct or indirect Restricted Subsidiary of
Rotech such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Rotech, Rotech will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "--Certain covenants--Restricted Payments." The acquisition by Rotech or any Restricted Subsidiary of Rotech of a Person that holds an Investment in a third Person will be deemed to be an Investment by Rotech or such Restricted Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption "--Certain covenants--Restricted Payments."

   "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement or any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided, that in no event shall an operating lease that is not a Capital Lease Obligation be deemed to constitute a Lien.

   "Net Income" means, with respect to any specified Person, the net income
(loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

      (1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

      (2) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

   "Net Proceeds" means the aggregate cash proceeds received by Rotech or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale.

   "Non-Recourse Debt" means Indebtedness:

      (1) as to which neither Rotech nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

      (2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of Rotech or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

      (3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Rotech or any of its Restricted Subsidiaries.

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   "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

   "Permitted Business" means the business engaged in by Rotech and its Restricted Subsidiaries as of the date of the indenture as described in this prospectus and businesses that in the good faith judgment of the Board of Directors of Rotech are reasonably related thereto or reasonable extensions thereof within the health care industry or incidental thereto.

   "Permitted Investments" means:

      (1) any Investment in Rotech or in a Restricted Subsidiary of Rotech;

      (2) any Investment in Cash Equivalents;

      (3) any Investment by Rotech or any Restricted Subsidiary of Rotech in a Person, if as a result of such Investment:

          (a) such Person becomes a Restricted Subsidiary; or

          (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Rotech or a Restricted Subsidiary;

      (4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "--Repurchase at the option of holders--Asset Sales;"

      (5) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Rotech;

      (6) any Investments received in compromise of obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

      (7) Hedging Obligations otherwise permitted under the indenture;

      (8) Investments in existence on the date of the initial issuance of the notes under the indenture;

      (9) loans or advances to officers, directors and employees of Rotech or any of its Restricted Subsidiaries made for bona fide business purposes or to purchase Equity Interests of Rotech, not in excess of $3.0 million in the aggregate at any one time outstanding (excluding any amounts received by Rotech or any of its Restricted Subsidiaries as a repayment of such loans or advances in connection with the repurchase, redemption or other acquisition or retirement for value of such Equity Interests);

      (10) Investments represented by receivables owing to Rotech or any Restricted Subsidiary created in the ordinary course of business;

      (11) Investments in any notes or exchange notes;

      (12) Investments in prepaid expenses, negotiable instruments held for collection and lease, endorsements for deposit or collection in the ordinary course of business, utility and workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business;

      (13) any Investment by Rotech or any Restricted Subsidiary in a Securitization Subsidiary in connection with a Permitted Receivables Financing; provided that the only assets transferred to such Securitization Subsidiary consist of Receivables and Related Assets; and

      (14) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (14) since the date of the indenture, not to exceed $20.0 million.

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   "Permitted Junior Securities" means:

      (1) Equity Interests in Rotech; or

      (2) debt securities of Rotech or any Guarantor that are subordinated to all Senior Debt and any debt securities issued in exchange for Senior Debt to the same extent as, or to a greater extent than, the notes and the Subsidiary Guarantees are subordinated to Senior Debt under the indenture.

   "Permitted Liens" means:

      (1) Liens on the assets of Rotech or any Guarantor securing Senior Debt under Credit Facilities that was permitted by the terms of the indenture to be incurred;

      (2) Liens in favor of Rotech or its Restricted Subsidiaries;

      (3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Rotech or any Restricted Subsidiary of Rotech; provided that such Liens were not incurred in connection with or in contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Rotech or the Restricted Subsidiary;

      (4) Liens on property existing at the time of acquisition of the property by Rotech or any Restricted Subsidiary of Rotech, provided that such Liens were not incurred in connection with or in contemplation of such acquisition;

      (5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

      (6) Liens to secure Indebtedness (including, without limitation, Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled "--Certain covenants--Incurrence of Indebtedness and Issuance of Disqualified Stock" covering only the assets acquired with such Indebtedness;

      (7) Liens existing on the date of the indenture together with any Liens securing Permitted Refinancing Indebtedness; provided that the Liens securing the Permitted Refinancing Indebtedness shall not extend to property other than that pledged under the Liens, if any, securing the Indebtedness being refinanced;

      (8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent more than 30 days or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

      (9) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent more than 30 days or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP for financial reporting purposes shall have been made in respect thereof;

      (10) Liens to secure purchase money indebtedness that is otherwise permitted under the indenture;

      (11) Liens in favor of the trustee to secure Rotech's payment obligations to the trustee;

      (12) zoning restrictions, easements, licenses, covenants and other similar restrictions and encumbrances affecting the use of real property not interfering in any material respect with the ordinary conduct of the business of Rotech and its Restricted Subsidiaries taken as a whole;

      (13) judgment liens not giving rise to an Event of Default;

      (14) Liens and rights of setoff in favor of a bank imposed by law and incurred in the ordinary course of business on deposit accounts maintained with such bank and Cash Equivalents in such accounts;

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      (15) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

      (16) Liens securing Hedging Obligations of Rotech or any Restricted Subsidiary otherwise permitted under the indenture; and

      (17) Liens incurred in the ordinary course of business of Rotech or any Restricted Subsidiary of Rotech with respect to Obligations that do not exceed $15.0 million in the aggregate at any one time outstanding.

   "Permitted Receivables Financing" means a transaction or series of transactions (including amendments, supplements, extensions, renewals, replacements, refinancings or modifications thereof) pursuant to which a Securitization Subsidiary purchases Receivables and Related Assets from Rotech or any Restricted Subsidiary and finances such Receivables and Related Assets or a fractional undivided interest in the Receivables and Related Assets; provided that (i) the Board of Directors shall have determined in good faith that such Permitted Receivables Financing is economically fair and reasonable to Rotech and the Securitization Subsidiary, (ii) all sales of Receivables and Related Assets to or by the Securitization Subsidiary are made at fair market value (as determined in good faith by the Board of Directors), (iii) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Board of Directors),
(iv) no portion of the Indebtedness of the Securitization Subsidiary is guaranteed by or is recourse to Rotech or any Restricted Subsidiary (other than recourse for customary representations, warranties, covenants and indemnities, none of which shall relate to the collectibility of the Receivables and Related Assets) and (v) neither Rotech nor any Restricted Subsidiary has any obligation to maintain or preserve the Securitization Subsidiary's financial condition.

   "Permitted Refinancing Indebtedness" means any Indebtedness of Rotech or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Rotech or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

      (1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all reasonable expenses and premiums incurred in connection therewith);

      (2) such Permitted Refinancing Indebtedness has a final maturity date not earlier than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

      (3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the Holders of notes, taken as a whole, as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

      (4) such Indebtedness is incurred by either Rotech or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

   "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

   "Public Equity Offering" means an underwritten public offering by Rotech for cash (in an amount resulting in not less than $25.0 million of gross proceeds) of its common stock pursuant to a registration statement that has been declared effective by the Commission pursuant to the Securities Act.

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   "Receivables and Related Assets" means accounts receivable and instruments, chattel paper, obligations, general intangibles and other similar assets, in each case, relating to such receivables, including interests in merchandise or goods, the sale or lease of which gave rise to such receivables, related contractual rights, guarantees, insurance proceeds, collections, other related assets and proceeds of all of the foregoing.

   "Restricted Subsidiary" means any direct or indirect Subsidiary of Rotech other than an Unrestricted Subsidiary.

   "Restricted Investment" means an Investment other than a Permitted
Investment.

   "Securitization Subsidiary" means any Unrestricted Subsidiary created for the limited purpose of acquiring and financing Receivables and Related Assets and engaging in activities ancillary thereto.

   "Senior Debt" means:

      (1) all Indebtedness of Rotech or any Guarantor outstanding under Credit Facilities and all Hedging Obligations with respect thereto;

      (2) any other Indebtedness of Rotech or any Guarantor permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes or any Subsidiary Guarantee; and

      (3) all Obligations with respect to the items listed in the preceding clauses (1) and (2).

   Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

      (1) any liability for federal, state, local or other taxes owed or owing by Rotech;

      (2) any Indebtedness of Rotech or any of its Subsidiaries to Rotech or any of its Subsidiaries or other Affiliates;

      (3) any trade payables; or

      (4) any Indebtedness that is incurred in violation of the indenture (but as to any such Indebtedness, no such violation shall be deemed to exist for purposes of this clause (4) if the Holders(s) of such Indebtedness or their representative shall have in good faith received a certificate from an officer of Rotech or such Guarantor to the effect that the incurrence of such Indebtedness does not and would not violate such provisions of the Indenture).

   "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

   "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

   "Subsidiary" means, with respect to any specified Person:

      (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Voting Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

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      (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

   "Tangible Net Property and Equipment" of any Person means, as of any date, the tangible property and equipment of such Person, net of depreciation and amortization, as determined in accordance with GAAP and reflected on the most recently available balance sheet of such Person.

   "Unrestricted Subsidiary" means any Subsidiary of Rotech that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

      (1) has no Indebtedness other than Non-Recourse Debt;

      (2) is not party to any agreement, contract, arrangement or understanding with Rotech or any Restricted Subsidiary of Rotech unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Rotech or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Rotech;

      (3) is a Person with respect to which neither Rotech nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results;

      (4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Rotech or any of its Restricted Subsidiaries; and

      (5) has at least one director on its board of directors that is not a director or executive officer of Rotech or any of its Restricted Subsidiaries.

   Any designation of a Subsidiary of Rotech as an Unrestricted Subsidiary shall be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "Certain covenants--Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of Rotech as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "Incurrence of Indebtedness and Issuance of Disqualified Stock," Rotech shall be in default of such covenant. The Board of Directors of Rotech may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Rotech of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "Certain covenants--Incurrence of Indebtedness and Issuance of Disqualified Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

   Notwithstanding anything to the contrary contained herein, each of the Immaterial Subsidiaries shall constitute an Unrestricted Subsidiary.

   "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

   "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

      (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

      (2) the then-outstanding principal amount of such Indebtedness.

   "Wholly-Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Voting Stock of which (other than directors' qualifying shares) shall at the time be owned by such Person and/or by one or more Wholly-Owned Subsidiaries of such Person.

                       DESCRIPTION OF CREDIT FACILITIES

   On March 26, 2002, we entered into senior secured credit facilities for up to $275 million, with UBS Warburg LLC and Goldman Sachs Credit Partners L.P., as arrangers, Goldman Sachs Credit Partners, L.P., as syndication agent, UBS AG, Stamford Branch, as administrative agent, and a syndicate of other financial institutions. The senior secured credit facilities consist of:

  .   a $75 million five-year revolving credit facility; and

  .   a $200 million six-year term loan facility.

   The amount available for borrowings under the revolving credit facility is the lesser of (a) the total commitment amount of the revolving credit facility minus the aggregate outstanding balance of revolving credit loans (including obligations in respect of letters of credit) and (b) certain percentages of our and our domestic subsidiaries' eligible accounts receivable, eligible inventory and eligible property, plant and equipment, minus the aggregate outstanding balance of revolving credit loans (including obligations in respect of letters of credit) and the term loans.

   The term loan was drawn in full on the consummation of our predecessor's plan of reorganization, which occurred contemporaneously with the sale of the old notes. The term loan is amortized with 1% of the term loan payable in each of the first five years and 95% of the initial aggregate term loan to be payable in year six.

Interest rates and fees

   The interest rates per annum applicable to the senior secured credit facilities is LIBOR or, at our option, the alternate base rate, which is the higher of (a) the rate of interest publicly announced by UBS AG as its prime rate in effect at its Stamford Branch, and (b) the federal funds effective rate from time to time plus 0.50%, in each case, plus the applicable margin (as defined below). The applicable margin (a) with respect to the revolving credit facility, is determined in accordance with a performance grid based on our consolidated leverage ratio and ranges from 3.25% to 2.25% in the case of Eurodollar rate advances and from 2.25% to 1.25% in the case of alternate base rate advances, and (b) with respect to the term loan facility, is 3.00% in the case of Eurodollar rate advances and 2.00% in the case of alternate base rate advances. The default rate on the senior secured credit facilities is 2% above the otherwise applicable interest rate. We are also obligated to pay a commitment fee ranging, depending on usage, from 0.75% to 0.50% on the unused portion of our revolving credit facility.

Prepayments

   Subject to certain exceptions, loans under the credit facilities are required to be prepaid with:

  . 50% of the net proceeds of any sale of equity by us or any of our subsidiaries that are guaranteeing our obligations under the senior secured credit facilities;

  . 100% of the net proceeds of the incurrence of certain indebtedness (not including the sale of the old notes) by us or any of our subsidiaries that are guaranteeing our obligations under the senior secured credit facilities;

  . 100% of the net proceeds from the sale or other disposition of certain assets by us or any of our subsidiaries that are guaranteeing our obligations under the senior secured credit facilities; and

  . 75% (if the leverage ratio is greater than 2.0 to 1.0) or 50% (if our and our subsidiaries' leverage ratio is less than or equal to 2.0 to 1.0) of excess cash flow.

   If at any time (x) the sum of borrowings under the revolving credit facility (including obligations in respect of letters of credit) and the term loan, exceeds (y) the sum of certain percentages of our and our domestic subsidiaries' eligible accounts receivable, eligible inventory and eligible plant, property and equipment, loans under the credit facilities are required to be prepaid an amount equal to such excess.

   Amounts prepaid in respect of the term loan may not be reborrowed and so such prepayments may adversely affect our liquidity.

   We may prepay the senior secured credit facilities at any time in whole or in part without premium or penalty, except that any prepayment of LIBOR rate advances other than at the end of the applicable interest periods therefore must be made with reimbursement for any funding losses and redeployment costs of the lenders resulting therefrom.

Covenants

   The senior secured credit facilities contain customary affirmative and negative covenants, including, without limitation, limitations on indebtedness; limitations on liens; limitations on guarantee obligations; limitations on mergers, consolidations, liquidations and dissolutions; limitations on sales of assets; limitations on leases; limitations on dividends and other payments in respect of capital stock; limitations on investments, loans and advances; limitations on capital expenditures; limitations on optional payments and modifications of subordinated and other debt instruments; limitations on transactions with affiliates; limitations on granting negative pledges; and limitations on changes in lines of business.

   In addition, the credit agreement contains financial covenants including, without limitation, the following:

  . Consolidated Total Leverage Ratio. We have agreed not to permit the ratio of Consolidated Total Debt to Consolidated EBITDA (each as defined in the credit agreement related to the senior secured credit facilities), calculated as of the end of any four consecutive fiscal quarters, to exceed the ratios set forth below:

   --------------------------------------------------------------------------

            Fiscal Quarter Ending           Consolidated Total Leverage Ratio
   --------------------------------------------------------------------------
   March 31, 2002 through June 30, 2003                   3.00x
   September 30, 2003 through June 30, 2004               2.75x
   September 30, 2004 through June 30, 2005               2.50x
   September 30, 2005 through June 30, 2006               2.25x
   September 30, 2006 and thereafter                      2.00x
   --------------------------------------------------------------------------

  . Consolidated Senior Leverage Ratio. We have agreed not to permit the ratio of Consolidated Senior Debt to Consolidated EBITDA (each as defined in the credit agreement related to the senior secured credit facilities), calculated as of the end of any four consecutive fiscal quarters, to exceed the ratios set forth below:

  ---------------------------------------------------------------------------

           Fiscal Quarter Ending           Consolidated Senior Leverage Ratio
  ---------------------------------------------------------------------------
  March 31, 2002 through June 30, 2003                   1.50x
  September 30, 2003 through June 30, 2004               1.25x
  September 30, 2004 and thereafter                      1.00x
  ---------------------------------------------------------------------------

  . Consolidated Interest Coverage Ratio. We have agreed not to permit the ratio of Consolidated EBITDA to Consolidated Interest Expense (each as defined in the credit agreement related to the senior secured credit facilities), for any period of four consecutive fiscal quarters to be less than the ratios set forth below:

 -----------------------------------------------------------------------------

          Fiscal Quarter Ending           Consolidated Interest Coverage Ratio
 -----------------------------------------------------------------------------
 March 31, 2002 through June 30, 2003                    3.75x
 September 30, 2003 through June 30, 2004                4.00x
 September 30, 2004 and thereafter                       4.25x
 -----------------------------------------------------------------------------

  . Consolidated Fixed Charge Coverage Ratio. We have agreed not to permit the ratio of Consolidated EBITDA plus Consolidated Lease Expense to Consolidated Fixed Charges (each as defined in the credit agreement related to the senior secured credit facilities), for any period of four consecutive fiscal quarters to be less than the ratios set forth below:

 -----------------------------------------------------------------------------

        Fiscal Quarter Ending         Consolidated Fixed Charge Coverage Ratio
 -----------------------------------------------------------------------------
 March 31, 2002 through June 30, 2004                  1.10x
 September 30, 2004 and thereafter                     1.20x
 -----------------------------------------------------------------------------

Events of default

   Events of default under the credit facilities include, among others, nonpayment of principal when due, nonpayment of interest, fees or other amounts, a material inaccuracy of any of the representations and warranties, covenant defaults, cross defaults, bankruptcy events, certain ERISA events, material judgments, actual or asserted invalidity of any material guarantee or security document or security interest and a change of control.

Security and guarantees

   Our obligations under the credit facilities are guaranteed by each of our direct and indirect domestic subsidiaries, excluding immaterial subsidiaries in the process of dissolution and other specified immaterial subsidiaries.

   All obligations under the credit facilities and the guarantees are secured by a perfected first priority security interest in substantially all of our tangible and intangible assets, including intellectual property, real property and all of the capital stock of each of our direct and indirect subsidiaries, excluding immaterial subsidiaries in the process of dissolution and other specified immaterial subsidiaries and limited, in the case of each foreign subsidiary, to 65% of the value stock of such entity.

                         DESCRIPTION OF CAPITAL STOCK

General

   We are a newly-formed Delaware holding company created under the plan of reorganization of our predecessor, Rotech Medical Corporation, a Florida corporation. Prior to the closing of the offering of the old notes, we adopted a new certificate of incorporation. The following summarizes information from our certificate of incorporation, which became effective on March 15, 2002.

   Under our certificate of incorporation we are authorized to issue up to fifty million (50,000,000) shares of common stock, par value $.0001 per share, and one million (1,000,000) shares of preferred stock, which preferred stock may contain, as described further below, special preferences as determined by our board of directors including, but not limited to, the bearing of dividends and convertibility into shares of our common stock.

   After consummation of the plan of reorganization of Rotech Medical Corporation in accordance with its terms, including the transfer of substantially all of the assets of Rotech Medical Corporation to us, we had 25,000,000 shares of common stock and 250,000 shares of Series A Convertible Redeemable Preferred Stock issued and outstanding.

   The following summary of certain provisions of our certificate of incorporation may not contain all of the information that is important to you in deciding whether or not to participate in the exchange offer. Our complete certificate of incorporation and bylaws are filed with the Commission as Exhibits 3.1 and 3.2 to the registration statement on Form S-4 to which this prospectus relates. See "Additional information" for a description of how to obtain additional information about us.

Common stock

   Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Upon closing of the offering of the old notes and the consummation of the exchange offer, holders of our common stock will have no preemptive, subscription, redemption or conversion rights. The common stock issued in connection with the restructuring, when issued, was fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we have designated and issued or may designate and issue in the future.

Preferred stock

   Our board of directors is authorized, without shareholder approval, but subject to any limitations prescribed by law, to issue up to one million (1,000,000) shares of preferred stock, in one or more series. Each such series will have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as determined by the board of directors. Concurrently with the closing of the offering of the old notes, we designated 250,000 shares of preferred stock as Series A Convertible Redeemable Preferred Stock, all of which was issued and outstanding upon the closing of the offering of the old notes.

Series A convertible redeemable preferred stock

   We have outstanding 250,000 shares of our Series A Convertible Redeemable Preferred Stock, all of which is held by our employee profit sharing plan. Except as described below or otherwise provided by law, the Series A Convertible Redeemable Preferred Stock is non-voting. Each share of Series A Convertible Redeemable Preferred Stock has a stated value of $20 and entitles the holder to an annual cumulative dividend equal to 9% of its stated value, payable semi-annually at the discretion of our board of directors in cash or in additional shares of Series A Convertible Redeemable Preferred Stock. In the event the dividends are declared by our board of directors but not paid for six
(6) consecutive periods, the holders of the Series A Convertible Redeemable Preferred Stock are entitled to vote as a separate class to elect one director to serve on our board of directors. Upon our liquidation, dissolution or winding up, the holders of the Series A Convertible Redeemable Preferred Stock will have priority over the holders of our common stock to receive a liquidation value of $20 per share, plus any accrued and unpaid dividends. The Series A Convertible Redeemable Preferred Stock is convertible at any time at the option of the holder after consummation of an underwritten initial public offering of our common stock at a price per share of at least $20 and with gross proceeds to us of at least $100 million. If we have not completed such an underwritten public offering prior to the fifth anniversary of the date of issuance, a holder may thereafter, at its option, convert each share of Series A Convertible Redeemable Preferred Stock into shares of common stock based on the conversion ratio for each share of Series A Convertible Redeemable Preferred Stock at the time of conversion. Initially, each share of Series A Convertible Redeemable Preferred Stock will be convertible into 0.8 shares of our common stock. The Series A Convertible Redeemable Preferred Stock must be redeemed by us on the 92nd day following the tenth anniversary of the first issuance of the Series A Convertible Redeemable Preferred Stock at a redemption price of $20 per share, plus any accrued and unpaid dividends.

Registration rights

   Certain holders of our common stock or their transferees, representing approximately 21% of our outstanding shares of common stock have the right to request the registration of the resale of their shares under the Securities Act. These rights were provided for under the terms of an agreement between us and the holders of the registrable securities that we entered into on the effective date of Rotech Medical Corporation's plan of reorganization. The agreement was amended and restated, effective as of June 21, 2002. Under the terms of the amended and restated agreement, at any time on or after September 1, 2002, holders may request that we file one shelf registration statement on Form S-1 under the Securities Act. We are obligated to file such registration statement with the SEC no later than 30 days after receipt of the request and use our best efforts to have it declared effective within 60 days after it is filed with the SEC. We also agreed to keep such registration statement effective for 36 months from the date the registration statement is declared effective or, if earlier, until such time as each participating holder is no longer eligible to offer or sell registrable securities by means of the registration statement. A holder may offer or sell such holder's registrable securities by means of the shelf registration statement so long as such holder
(x) beneficially owns at least 71/2% of our outstanding common stock, (y) has the right to nominate a member, or has a designee on, our board of directors or
(z) such holder is deemed to be our affiliate, as described in the agreement. In addition, beginning March 26, 2003, subject to certain limitations, (i) a holder or holders of at least 71/2% of the registrable securities may require that we use our best efforts to register their registrable securities for public resale (provided that at least 71/2% of our outstanding common stock are included in the registration), and (ii) anytime after a demand for registration described in (i) above has been made, holders of the greater of 5% of the then outstanding registrable securities and registrable securities with a fair market value of at least $25 million may require, no more than once in any twelve month period, that we use our best efforts to register their registrable securities for public resale. However, we will not be required to register any registrable securities if the amount requested to be registered is less than 5% of the then outstanding registrable securities or has a fair market value of less than $25 million. We also will not be required to register registrable shares for resale more than three times by an individual holder or five times in the aggregate. Furthermore, subject to limited exceptions, in the event that we elect to register any securities similar to the registrable securities, whether or not for our own account, the holders of the registrable securities are entitled to include their registrable securities in the registration. We will bear all expenses in connection with any registration, other than underwriting discounts and commissions.

Anti-takeover provisions

  Delaware Law

   We are subject to the provisions of Section 203 of the General Corporation Law of Delaware, which prohibits a Delaware corporation from engaging in any business combination with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholders. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

  Certificate of Incorporation and Bylaw Provisions

   Our board of directors has the authority to issue up to 1,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the holders of our common stock. The rights of the holders of any preferred stock that may be issued in the future may adversely affect the rights of the holders of the common stock. The issuance of the preferred stock, while providing us with desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change in control of Rotech Healthcare Inc. Furthermore, such preferred stock may have other rights, including economic rights senior to the common stock, and as a result, the issuance of the preferred stock could have a material adverse effect on the market value of the common stock. As discussed above, 250,000 shares of preferred stock have been designated as Series A Convertible Redeemable Preferred Stock and have been issued in connection with the implementation of our profit sharing plan. See "Management--Employee profit sharing plan" for a detailed description of our profit sharing plan.

   In addition, certain other provisions of our certificate of incorporation and bylaws relating to, without limitation, (a) actions required to be taken at a meeting of shareholders rather than by written consent, (b) the inability of shareholders to call a special meeting of shareholders, (c) a limitation on the maximum number of directors, (d) removal of directors only for "cause," and (e) the percentage of shareholders required to approve an amendment to the bylaws, may have anti-takeover effects, which may delay, defer or prevent a takeover attempt that a holder of common stock might consider in its best interest.

   Furthermore, we may in the future adopt certain other measures that may have the effect of delaying, deferring or preventing a change in control of Rotech Healthcare Inc. Certain of such measures may be adopted without any further vote or action by the holders of our common stock.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

   This section summarizes material U.S. federal income tax considerations relating to the exchange offer and the ownership and disposition of the new notes by U.S. holders and non-U.S. holders (as defined below). This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis.

   This discussion does not address all of the U.S. federal income tax consequences that may be important to particular holders in light of their individual circumstances. Such holders may include banks and other financial institutions, insurance companies, tax-exempt entities, dealers in securities, certain former citizens or former long-term residents of the United States, hybrid entities, persons holding the notes as part of a hedging or conversion transaction or a straddle or holders that have a functional currency other than the U.S. dollar. This discussion does not include any description of the tax laws of any state, local or foreign government that may be applicable to a particular beneficial owner.

   As used herein, the term "U.S. Holder" means a beneficial owner of a note that is, for U.S. federal income tax purposes, a citizen or resident of the United States, a corporation organized under the laws of the United States or any state thereof, including the District of Columbia, or an estate or trust that is a United States person as defined in the Code. The term "Non-U.S. Holder" means a beneficial owner of a note that is not a U.S. Holder. This discussion does not address the tax consequences to Non-U.S. Holders that are subject to United States federal income tax on a net basis on income realized with respect to a note because such income is effectively connected with the conduct of a United States trade or business. Such holders generally are taxed in a manner similar to the taxation of U.S. Holders.

   You are urged to consult your own tax advisors as to the particular United States federal income and other tax consequences to you of the acquisition, ownership and disposition of the notes as well as any tax consequences under state, local and foreign tax laws, and the possible effects of changes in tax laws.

Exchange offer

   The exchange of an old note for a new note in the exchange offer described in "The Exchange Offer" will not constitute a taxable exchange of the old note. Consequently, no gain or loss will be recognized by a holder upon receipt of a new note, the holding period of the new note will include the holding period of the old note and the basis of the new note will be the same as the basis of the old note immediately before the exchange. The old note and the new note will be treated as the same security for federal income tax purposes.

Federal income taxation of U.S. holders

   In general, interest on the notes will be taxable to a U.S. Holder as ordinary income at the time it accrues or is actually or constructively received in accordance with the U.S. Holder's method of accounting for federal income tax purposes. It is expected that the notes will be issued without original issue discount and the following discussion so assumes. If, however, the notes are purchased at original issuance for a purchase price that is less than their face amount by more than one quarter of one percent times the number of complete years to maturity, they could be treated as issued with original issue discount and such discount would be accrued and included in the U.S. Holder's income over the term of the notes.

   Upon the sale, exchange, redemption, retirement at maturity or other taxable disposition of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between (1) the sum of cash and the fair market value of other property received on such disposition, except to the extent such cash or property is attributable to accrued but unpaid interest which will be taxable as ordinary income, and (2) such U.S. Holder's adjusted tax basis in the note. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the notes were held for more than one year on the date of disposition.

   As described under "Description of notes--Registration rights; liquidated damages," we may be required to pay additional interest to U.S. Holders of the notes in certain circumstances. Although the matter is not entirely free from doubt, we intend to take the position that a U.S. Holder of a note should treat any such additional interest as ordinary interest income for United States federal income tax purposes at the time it accrues or is received in accordance with such U.S. Holder's method of tax accounting. The exchange of notes for exchange notes pursuant to the exchange offer will not constitute a taxable exchange for U.S. federal income tax purposes, and the tax basis in the exchange notes will be the same as the U.S. Holder's tax basis in the notes immediately before such exchange.

   U.S. Holders will generally be required to supply a social security number or other taxpayer identification number in order to avoid backup withholding (currently at the rate of 30% but subject to periodic adjustment) on amounts paid on a note, and the proceeds of a sale of a note. In addition, such payments will generally be subject to information reporting. The amount of any backup withholding from a payment will be allowed as a credit against the U.S. Holder's federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS.

Federal income taxation of non-U.S. holders

   General. Payments of interest on notes to a Non-U.S. Holder will not be subject to federal income or withholding tax, except as described below under "--Backup Withholding and Information Reporting," provided that (a) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote, (b) the Non-U.S. Holder is not a controlled foreign corporation that is related to us, through stock ownership, (c) the Non-U.S. Holder is not a bank described in
Section 881(c)(3)(A) of the Code, and (d) either (i) the Non-U.S. Holder certifies under penalties of perjury on IRS Form W-8BEN or a suitable substitute form that it is not a "U.S. person," as defined in the Code, and provides the name and address of the beneficial owner, or (ii) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds the notes on behalf of the Non-U.S. Holder certifies under penalties of perjury that such a statement has been received from the Non-U.S. Holder and furnishes a copy thereof. In the case of notes held by a foreign partnership, the certification must be provided by the partners rather than the partnership. A Non-U.S. Holder may also be entitled to the benefits of an income tax treaty under which interest on notes would be subject to a reduced rate of or exemption from withholding tax, provided a properly executed IRS Form W-8BEN is furnished to the withholding agent.

   A Non-U.S. Holder generally will not be subject to United States income or withholding tax, except as described below under "Backup withholding and information reporting," on gain realized on the sale, exchange, redemption, retirement at maturity or other disposition of a note unless the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of disposition and certain other conditions are met.

   Notes held at the time of death, or previously transferred subject to certain retained rights or powers, by an individual who at the time of death is not a citizen or resident of the United States will not be included in such holder's gross estate for United States federal estate tax purposes, provided that the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote and the income on the notes is not effectively connected with the conduct of a United States trade or business by the individual.

   Backup withholding and information reporting. Backup withholding will not apply to payments made by us or a paying agent to Non-U.S. Holders if the certification described above is received, provided that the payor does not have actual knowledge that the holder is a United States person. Backup withholding and information reporting generally will not apply if payments on a Note are made to a Non-U.S. Holder by or through the foreign office of a custodian, nominee or other agent of such Non-U.S. Holder, or if the foreign office of a broker pays the proceeds of the sale of a note. Information reporting requirements, but not backup withholding, will apply however to a payment by or through a foreign office of a custodian, nominee, agent or broker that is, for United States federal income tax purposes, a United States person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or a foreign partnership that at any time during its taxable year is 50% or more owned by United States persons, unless such custodian, nominee, agent or broker has documentary evidence in its records that the holder is a non-United States person and certain other conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a custodian, nominee, agent or broker is subject to both backup withholding (currently at a rate of 30% but subject to future adjustment) and information reporting unless the holder certifies, under penalties of perjury, that it is not a United States person and the payor does not have actual knowledge to the contrary, or the holder otherwise establishes an exemption. A Non-U.S. Holder may obtain a refund or a credit against such Non-U.S. Holder's United States federal income tax liability of any amounts withheld under the backup withholding rules, provided the required information is furnished to the IRS.

                             PLAN OF DISTRIBUTION

   Based on interpretations by the staff of the SEC in "no-action letters" issued to third parties, we believe that you may transfer new notes issued under the exchange offer in exchange for the old notes if:

  .   you acquire the new notes in the ordinary course of your business; and

  . you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of new notes.

   Broker-dealers receiving new notes in the exchange offer will be subject to a prospectus delivery requirement with respect to resales of the new notes.

   We believe that you may not transfer new notes issued under the exchange offer in exchange for the old notes if you are:

  .   our "affiliate" within the meaning of Rule 144 under the Securities Act;

  .   a broker-dealer that acquired old notes directly from us; or

  . a broker-dealer that acquired old notes as a result of market-making or other trading activities without compliance with the registration and prospectus delivery provisions of the Securities Act.

   To date, the SEC staff has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as this exchange offer, other than a resale of an unsold allotment from the original sale of the old notes, with the prospectus contained in the exchange offer registration statement. In the registration rights agreement, we have agreed to permit participating broker-dealers use of this prospectus in connection with the resale of new notes. We have agreed that this prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealers in connection with resales of the new notes for a period ending one year after the expiration date of the exchange offer, or, if earlier, when all such new notes have been disposed of by such broker-dealers.

   If you wish to exchange your old notes for new notes in the exchange offer, you will be required to make representations to us as described in "The exchange offer--purpose and effect of the exchange offer" and "The exchange offer--Your representations to us" of this prospectus and in the letter of transmittal. In addition, if you are a broker-dealer who receives new notes for your own account in exchange for old notes that were acquired by you as a result of market-making activities or other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale by you of new notes.

   We will not receive any proceeds from any sale of new notes by broker-dealers. Broker-dealers who receive new notes for their own account in the exchange offer may sell them from time to time in one or more transactions either:

  .   in the over-the-counter market;

  .   in negotiated transactions;

  . through the writing of options on the new notes or a combination of methods of resale; or

  .   at prices related to prevailing market prices or negotiated prices.

   Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any new notes. Any broker-dealer that resells new notes it received for its own account in the exchange offer and any broker or dealer that participates in a distribution of new notes may be deemed to be an "underwriter" within the meaning of the Securities Act. Any profit on any resale of new notes and any commissions or concessions received by any persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

   We have agreed to pay all expenses incidental to the exchange offer other than commissions and concessions of any broker or dealers. We will indemnify holders of the old notes, including any broker-dealers, against some liabilities, including liabilities under the Securities Act, as provided in the registration rights agreement.

                                 LEGAL MATTERS

   The validity of the new notes and the guarantees offered hereby will be passed upon for us by Brown Raysman Millstein Felder & Steiner LLP, New York, New York.

                                    EXPERTS

   The consolidated financial statements of Rotech Medical Corporation and subsidiaries (the "Company") as of December 31, 2000 and 2001 and for each of the years in the three-year period ended December 31, 2001 included in this prospectus, have been so included in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

   The audit report covering the consolidated financial statements as of December 31, 2000 and 2001 and for each of the years in the three-year period ended December 31, 2001, included herein, contains an explanatory paragraph that states that Rotech Medical Corporation and its subsidiaries filed separate voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code on February 2, 2000, and operated as debtors-in-possession under the protection of the Chapter 11 proceeding, which raises substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                      WHERE YOU CAN FIND MORE INFORMATION

   Pursuant to Section 15(d) of the Securities Exchange Act of 1934, upon effectiveness of this registration statement on Form S-4, we will be required to file reports, proxy statements and other information with the Securities and Exchange Commission. Reports, proxy statements and other information filed with the Securities and Exchange Commission can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, NW, Washington, D.C. 20549. For a fee, copies of this material can be obtained from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, NW, Washington, D.C. 20549. For more information on its public reference facilities, you can call the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically. The address of the site is http://www.sec.gov.

   We have filed with the Securities and Exchange Commission a registration statement on Form S-4, including all amendments and exhibits to that registration statement, for the shares being offered under the Securities Act of 1933. This prospectus is only a part of the registration statement and does not contain all of the information filed with the Securities and Exchange Commission. While statements in this prospectus concerning the provisions of contracts or other documents describe the material terms of the provisions which are being described, they do not discuss all of the terms of those contracts or other documents. In each instance, the complete details of each contract or document are contained in the exhibits filed with the registration statement. Refer to the exhibit of each contract or document to obtain additional information. For additional information about our company and the exchange offer, refer to the registration statement and the accompanying exhibits and schedules. You may obtain this information in any of the ways set forth above.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Financial Statements as of and for the three years ended December 31,
2001

Independent Auditors' Report............................................... F-2

Consolidated Balance Sheets as of December 31, 2000 and 2001 (As Restated). F-3

Consolidated Statements of Operations for the years ended
  December 31, 1999, 2000 and 2001 (As Restated)........................... F-4

Consolidated Statements of Changes in Shareholder's Equity
  for the years ended December 31, 1999, 2000 and 2001 (As Restated)....... F-5

Consolidated Statements of Cash Flows for the years ended
  December 31, 1999, 2000 and 2001 (As Restated)........................... F-6

Notes to Consolidated Financial Statements................................. F-7

        INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2001 and 2002 and six months ended September 30, 2001 and 2002

Condensed Consolidated Balance Sheets--December 31, 2001 and September 30,
  2002..................................................................... F-27

Condensed Consolidated Statements of Operations--three months ended March
  31, 2001 and 2002 and six months ended September 30, 2001 and 2002....... F-28

Condensed Consolidated Statements of Cash Flows--three months ended March
  31, 2001 and 2002 and six months ended September 30, 2001 and 2002....... F-29

Notes to Condensed Consolidated Financial Statements....................... F-30

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholder
Rotech Medical Corporation:

   We have audited the accompanying consolidated balance sheets of Rotech Medical Corporation and subsidiaries (the Company) as of December 31, 2000 and 2001, and the related statements of operations, changes in shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rotech Medical Corporation and subsidiaries at December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

   The accompanying consolidated financial statements referred to above have been restated as discussed in note 2.

   The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company's parent and substantially all of its subsidiaries, including the Company and its subsidiaries, filed separate voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code on February 2, 2000, and continue to operate as debtors-in-possession under the protection of the Chapter 11 proceeding. This raises substantial doubt about the Company's ability to continue as a going concern. On November 23, 2001, the parent company filed a plan of reorganization for the Company and its subsidiaries, which was confirmed by the U.S. Bankruptcy Court on February 13, 2002. Subject to the resolution of certain conditions, the plan of reorganization is expected to become effective in March 2002. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty or the effects of applying the provisions of the plan, the related financing transactions and the adoption of fresh-start accounting.

                                          KPMG LLP

Baltimore, Maryland
February 22, 2002, except for
  note 2 which is as
  of August 28, 2002

                  ROTECH MEDICAL CORPORATION AND SUBSIDIARIES
              (Wholly Owned by Integrated Health Services, Inc.)
                 (Debtor-in-Possession as of February 2, 2000)

                          CONSOLIDATED BALANCE SHEETS

                          December 31, 2000 and 2001
                            (Dollars in thousands)

                                                                                2000          2001
                                                                            (as restated) (as restated)
                                                                            ------------- -------------
                                  ASSETS
Current assets:
   Cash and cash equivalents...............................................  $   15,111    $    4,970
   Accounts receivable, net (note 4).......................................     109,516       117,405
   Other accounts receivable...............................................       2,181         2,283
   Inventories, net........................................................      11,933        22,312
   Prepaid expenses........................................................       3,206         2,955
   Deferred income taxes (note 10).........................................      19,738        24,705
                                                                             ----------    ----------
       Total current assets................................................     161,685       174,630
Property and equipment, net (note 7).......................................     232,069       257,338
Intangible assets (less accumulated amortization of $89,278 in 2000 and
  $139,577 in 2001)........................................................     836,207       783,429
Other assets...............................................................       8,682        13,299
                                                                             ----------    ----------
                                                                             $1,238,643    $1,228,696
                                                                             ==========    ==========

                   LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
   Accounts payable........................................................  $   11,972    $   20,659
   Accrued expenses (note 8)...............................................      13,579        18,855
                                                                             ----------    ----------
       Total current liabilities...........................................      25,551        39,514
Liabilities subject to compromise (note 1).................................      50,038        48,373
Due to parent company, net (note 6)........................................     430,977       394,354
Deferred income taxes (note 10)............................................      53,687        58,359
Commitments and contingencies (notes 1, 9, 12, 13, and 14).................
Shareholder's equity:
   Common stock, par value $.0002 per share, 50,000,000 shares authorized,
     1,000 shares issued in 2000 and 2001..................................           1             1
   Additional paid-in capital..............................................     565,893       565,893
   Retained earnings.......................................................     112,496       122,202
                                                                             ----------    ----------
       Total shareholder's equity..........................................     678,390       688,096
                                                                             ----------    ----------
                                                                             $1,238,643    $1,228,696
                                                                             ==========    ==========

         See accompanying notes to consolidated financial statements.

                  ROTECH MEDICAL CORPORATION AND SUBSIDIARIES
              (Wholly Owned by Integrated Health Services, Inc.)
                 (Debtor-in-Possession as of February 2, 2000)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 Years ended December 31, 1999, 2000 and 2001
                            (Dollars in thousands)

                                                       1999          2000          2001
                                                   (as restated) (as restated) (as restated)
                                                   ------------- ------------- -------------
Net revenues......................................    $586,809     $568,704      $614,487
Costs and expenses
   Cost of net revenues:
       Product and supply costs...................     126,092      116,063        97,167
       Patient service equipment depreciation.....      27,939       36,723        44,679
                                                     ---------     --------      --------
          Total cost of net revenues..............     154,031      152,786       141,846
   Provision for doubtful accounts................      26,791       27,352        20,917
   Selling, general and administrative............     292,601      315,106       329,516
   Depreciation and amortization..................      27,169       50,614        60,736
   Interest expense (income)......................          43          (46)         (322)
   Provision for settlement of government claims..      15,000        2,176         2,516
   Provision for inventory losses (note 2)........          23          211         2,141
                                                     ---------     --------      --------
       Total costs and expenses...................     515,658      548,199       557,350
                                                     ---------     --------      --------
       Earnings before reorganization.............
       items and income taxes.....................      71,151       20,505        57,137
Reorganization items (note 1).....................          --       17,191        17,107
                                                     ---------     --------      --------
       Earnings before income taxes...............      71,151        3,314        40,030
Federal and state income taxes (note 10)..........      33,860       12,081        30,324
                                                     ---------     --------      --------
       Net earnings (loss)........................    $ 37,291     $ (8,767)     $  9,706
                                                     =========     ========      ========


         See accompanying notes to consolidated financial statements.

                  ROTECH MEDICAL CORPORATION AND SUBSIDIARIES
              (Wholly Owned by Integrated Health Services, Inc.)
                 (Debtor-in-Possession as of February 2, 2000)

          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

                 Years ended December 31, 1999, 2000 and 2001
                            (Dollars in thousands)

                                              Common stock  Additional               Total
                                              -------------  paid-in   Retained  shareholder's
                                              Shares Amount  capital   earnings     equity
                                              ------ ------ ---------- --------  -------------
Balance at January 1, 1999................... 1,000   $ 1    $565,893  $ 83,972    $649,866
Net earnings (as restated)...................    --    --          --    37,291      37,291
                                              -----   ---    --------  --------    --------
Balance at December 31, 1999 (as restated)... 1,000     1     565,893   121,263     687,157
Net earnings (loss) (as restated)............    --    --          --    (8,767)     (8,767)
                                              -----   ---    --------  --------    --------
Balance at December 31, 2000 (as restated)... 1,000     1     565,893   112,496     678,390
Net earnings (as restated)...................    --    --          --     9,706       9,706
                                              -----   ---    --------  --------    --------
Balance at December 31, 2001 (as restated)... 1,000   $ 1    $565,893  $122,202    $688,096
                                              =====   ===    ========  ========    ========



         See accompanying notes to consolidated financial statements.

                  ROTECH MEDICAL CORPORATION AND SUBSIDIARIES
              (Wholly Owned by Integrated Health Services, Inc.)
                 (Debtor-in-Possession as of February 2, 2000)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 Years ended December 31, 1999, 2000 and 2001
                            (Dollars in thousands)

                                                                                 1999          2000          2001
                                                                             (as restated) (as restated) (as restated)
                                                                             ------------- ------------- -------------
Cash flows from operating activities:
   Net earnings (loss)......................................................   $ 37,291      $ (8,767)     $  9,706
   Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
       Reorganization items.................................................         --        17,191        17,107
       Depreciation and amortization........................................     55,108        87,337       105,415
       Deferred income taxes................................................     17,296         5,277          (295)
       Changes in operating assets and liabilities:
          Decrease (increase) in accounts receivable........................      1,975        32,930       (11,290)
          Decrease (increase) in other receivables..........................        969        (1,724)         (782)
          Decrease (increase) in inventories................................      1,988         1,423       (10,696)
          Decrease (increase) in prepaid expenses...........................       (878)         (984)          251
          Increase (decrease) in accounts payable and accrued
            expenses........................................................      9,973       (12,827)        9,276
          Increase (decrease) in liabilities subject to compromise..........         --        41,781        (2,565)
                                                                               --------      --------      --------
              Net cash provided by operating activities.....................    123,722       161,637       116,127
Net cash used by discontinued operations (note 11)..........................     (6,099)           --            --
Net cash used by reorganization items.......................................         --          (795)       (2,158)
                                                                               --------      --------      --------
              Net cash provided by operating activities,
                discontinued operations and reorganization items............    117,623       160,842       113,969
                                                                               --------      --------      --------
Cash flows from investing activities:
   Purchases of property and equipment......................................    (60,976)      (71,557)      (79,765)
   Business acquisitions (note 5)...........................................    (13,748)           --          (607)
   Decrease (increase) in other assets......................................      4,750          (261)       (4,617)
                                                                               --------      --------      --------
              Net cash used in investing activities.........................    (69,974)      (71,818)      (84,989)
                                                                               --------      --------      --------
Cash flows from financing activities:
   Repayments on long-term borrowings.......................................       (210)           --            --
   Distributions to parent company, net.....................................    (53,852)      (74,982)      (39,121)
                                                                               --------      --------      --------
              Net cash used in financing activities.........................    (54,062)      (74,982)      (39,121)
                                                                               --------      --------      --------
              Increase (decrease) in cash and cash equivalents..............     (6,413)       14,042       (10,141)
Cash and cash equivalents, beginning of period..............................      7,482         1,069        15,111
                                                                               --------      --------      --------
Cash and cash equivalents, end of period....................................   $  1,069      $ 15,111      $  4,970
                                                                               ========      ========      ========

         See accompanying notes to consolidated financial statements.

                  ROTECH MEDICAL CORPORATION AND SUBSIDIARIES
              (Wholly Owned by Integrated Health Services, Inc.)
                 (Debtor-in-Possession as of February 2, 2000)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            (Dollars in thousands)

                 Years ended December 31, 1999, 2000 and 2001


(1) Petitions for Reorganization under Chapter 11 and Other Information

   Rotech Medical Corporation (the "Company" or "Rotech") was incorporated on September 1, 1981. The Company, through its subsidiaries, provides respiratory and other home medical equipment and services to patients in the home throughout the United States through its over 600 branch locations. In 1997, the Company entered into a definitive merger agreement pursuant to which Rotech Medical Corporation merged with Integrated Health Services, Inc. ("IHS") effective as of October 21, 1997.

   The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.

   On February 2, 2000, IHS and substantially all of its subsidiaries, including Rotech and its subsidiaries, filed separate voluntary petitions for relief under Chapter 11 ("Chapter 11") of the United States Bankruptcy Code (the "Bankruptcy Code") with the United States Bankruptcy Court in the District of Delaware (the "Bankruptcy Court") and continue to operate as debtors-in-possession under the Chapter 11 proceeding. This raises substantial doubt about the Company's ability to continue as a going concern. On November 23, 2001, IHS filed a plan of reorganization for Rotech and its subsidiaries, which was approved by the creditors and confirmed by the Bankruptcy Court on February 13, 2002. Subject to the resolution of certain conditions, the plan of reorganization is expected to become effective in late March of 2002. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that might result from the outcome of these uncertainties, or the effects of applying the provisions of the plan, the related financing transactions and the adoption of fresh-start accounting (see note 18).

   Except as may be otherwise determined by the Bankruptcy Court overseeing the Chapter 11 filings, the automatic stay protection afforded by the Chapter 11 filings prevents any creditor or other third parties from taking any action in connection with any defaults under prepetition obligations of the Company and those of its subsidiaries which are debtors in the Chapter 11 filing.

   For financial reporting purposes, the accompanying consolidated financial statements for the years ended December 31, 2000 and 2001 have been prepared in accordance with Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code ("SOP 90-7").

   The Company has received approval from the Bankruptcy Court to pay pre-petition and post-petition employee wages, salaries, benefits and other employee obligations. The Bankruptcy Court also approved orders granting authority, among other things, to pay pre-petition claims of certain critical vendors, utilities and patient obligations. All other unsecured pre-petition liabilities (other than those paid pursuant to such authority) are classified in the consolidated balance sheet as liabilities subject to compromise.

   Claims classified as liabilities subject to compromise under the Chapter 11 filings as of December 31, 2001 consist of accounts payable to vendors of $23,303, convertible subordinated debentures of $1,979, Medicare and other government claims of $17,000, and notes payable to sellers of businesses acquired by the Company of $6,091.

   Additional claims may be or have been asserted with respect to various obligations. The last day on which these claims could be filed against the Company, with certain exceptions, was August 29, 2000. These claims, if allowed, will ultimately be treated in accordance with the Company's plan of reorganization.

                  ROTECH MEDICAL CORPORATION AND SUBSIDIARIES
              (Wholly Owned by Integrated Health Services, Inc.)
                 (Debtor-in-Possession as of February 2, 2000)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                            (Dollars in thousands)

                 Years ended December 31, 1999, 2000 and 2001


   In February 2002, Rotech settled all outstanding government litigation and pre-petition and certain post-petition claims arising from Medicare payments made to certain of the Company's operating centers as well as claims in unliquidated amounts for a cash settlement of $17 million.

   In addition, IHS and its subsidiaries, including the Company, entered into a stipulation with the Centers for Medicare and Medicaid Services, or CMS, whereby CMS was permitted to set off certain underpayments to IHS with certain overpayments to the Company in exchange for a full release of all CMS claims against IHS and its subsidiaries, including the Company, to the effective date of the stipulation, which was February 13, 2002.

   In 1999, the Company recorded a provision of $15,000 based on a preliminary evaluation of the government's estimated claims. The Company revised this estimate and recorded an additional provision of $2,000 in 2001; related legal costs incurred were $2,176 in 2000 and $516 in 2001. The Department of Justice had filed proofs of claim relating to alleged civil fraud claims concerning Rotech in the approximate amount of $48 million, including proposed treble damages.

   While the Company believes it complies in all material respects with all applicable regulatory requirements, an adverse determination in governmental investigations, whether currently asserted or arising in the future, could have a material adverse effect on the Company (see note 14).

   During the years ended December 31, 2000 and 2001, the Company recorded the following as reorganization items:

                                                                                                                 2001
                                                                                                      2000   (as restated)
                                                                                                     ------- -------------
Severance and terminations.......................................................................... $ 3,470    $   753
Legal, accounting and consulting fees...............................................................     325      3,815
Loss on closure of discontinued branch operations and discontinued product lines, long-term
  incentive compensation and other charges resulting from reorganization and restructuring..........  13,396     12,539
                                                                                                     -------    -------
                                                                                                     $17,191    $17,107
                                                                                                     =======    =======

   During the fourth quarter of 2000, in connection with the reorganization, management of Rotech finalized a plan of restructuring to eliminate and discontinue certain product lines and branch locations used in the operations of its business. The plan specifically identified products and branches that would not be continued. The Company recorded a write-off for assets impaired in connection with the product lines and branches discontinued. The write-off is not associated with or does not benefit activities that will be continued. Accordingly, the Company has recorded a loss of $13,396 in 2000 associated with the discontinued activities under Emerging Issues Task Force Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) ("EITF 94-3"). In 2001, the loss includes a provision for the closure and consolidation of billing centers of $4,161, a provision for discontinued life insurance on a former employee of Rotech of $1,055 and a provision for the sale of pharmacies of $3,732 (all representing the write-down of assets).

   Reorganization expense in 2001 also includes the long-term incentive portion of the CEO's total compensation package provided in the employment agreement approved by the Bankruptcy Court in May 2000.

                  ROTECH MEDICAL CORPORATION AND SUBSIDIARIES
              (Wholly Owned by Integrated Health Services, Inc.)
                 (Debtor-in-Possession as of February 2, 2000)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                            (Dollars in thousands)

                 Years ended December 31, 1999, 2000 and 2001

Such portion ceases upon the effective date of Rotech's plan of reorganization. The long-term incentive provision of the compensation package was negotiated because Rotech was in Chapter 11 and unable to offer an equity incentive plan. Therefore, Rotech considers this provision to be an expense resulting from the reorganization of the business and directly associated with the Chapter 11 proceeding. Accordingly, the provision for long-term incentive bonus of $3,591 in 2001 has been accounted for as a reorganization item in the consolidated statement of operations.

   On July 26, 2000, the Bankruptcy Court approved the separation agreement with Stephen P. Griggs, President of Rotech. IHS agreed to pay Mr. Griggs $3,000 in the following manner: $1,000 which was paid in September 2000, and $2,000 which will be paid in equal monthly installments over a period of three years. The agreement imposes upon Mr. Griggs various post termination obligations, including non-compete, non-solicitation and confidentiality requirements. Mr. Griggs also waived all claims against IHS and relinquished his restricted stock rights in IHS under his pre-petition agreements with IHS.

   The restructuring plan to eliminate and discontinue certain product lines and branch locations identified certain employees that would be terminated as a result of the restructuring. Accordingly, the company terminated approximately 85 and 170 employees and recorded termination costs of $3,470 and $753 during 2000 and 2001, respectively. Accrued liabilities for employee severance and termination costs, recognized in accordance with EITF 94-3, are summarized as follows for the years ended December 31, 2000 and 2001:

     Balance at December 31, 1999................................ $    --
     Charges during 2000.........................................   3,470
     Payments charged against the liability......................  (1,637)
     Adjustments recorded........................................      --
                                                                  -------
     Balance at December 31, 2000................................   1,833
     Charges during 2001.........................................     753
     Payments charged against the liability......................  (1,420)
     Adjustments recorded........................................      --
                                                                  -------
     Balance at December 31, 2001................................ $ 1,166
                                                                  =======

(2) Restatement

   In June 2002, the Company discovered that an independent contractor (a former employee) had falsified sales to the Department of Veterans Affairs
(VA), and the Company commenced a comprehensive internal investigation by special counsel and government contracting specialists. The investigation confirmed the existence of a pattern of falsified sales of equipment (bulk sales) to VA as well as other irregularities in reporting VA service revenues. Accordingly, the Company has restated its consolidated financial statements for each of the years ended December 31, 1999, 2000 and 2001.

   The accompanying financial statements have been restated to reflect the adjustments discussed above.

   The principal adjustments comprising the restatements are as follows:

  . Reduction of net revenues from VA of $555 in 1999, $7,825 in 2000 and $24,689 in 2001.

                  ROTECH MEDICAL CORPORATION AND SUBSIDIARIES
              (Wholly Owned by Integrated Health Services, Inc.)
                 (Debtor-in-Possession as of February 2, 2000)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                            (Dollars in thousands)

                 Years ended December 31, 1999, 2000 and 2001


  . Reduction of cost of sales of equipment related to the falsified bulk sales to VA of $257 in 1999, $2,393 in 2000 and $10,257 in 2001, and
      provision for inventory losses related to the medical equipment on hand which was purchased for bulk sales to VA of $23 in 1999, $211 in 2000 and $2,141 in 2001.

  . Reduction of incentive bonus accruals related to the adjustments described above of $1,855 in 2001 (none in 1999 and 2000).

  . Related adjustments to income tax provisions of $126 in 1999, $2,222 in 2000 and $6,393 in 2001.

      The reduction of net revenues from VA reduced accounts receivable by $8,380 at December 31, 2000 and $33,069 at December 31, 2001. The
   adjustments for cost of sales, net of provisions for inventory losses, increased inventory at December 31, 2000 and 2001 by $2,416 and $10,532, respectively. In addition, cash balances of $3,688 at December 31, 2001 were reclassified to accounts receivable and included in the reduction discussed above.

      The effects of these restatements on the consolidated financial statements are set forth below:

                                                             December 31,
                                                         ---------------------
 Consolidated Balance Sheets:                               2000       2001
 ----------------------------                            ---------- ----------
 Cash and cash equivalents:
    As previously reported.............................. $   15,111 $    8,658
    As restated......................................... $   15,111 $    4,970
 Accounts receivable, net:
    As previously reported.............................. $  117,896 $  146,786
    As restated......................................... $  109,516 $  117,405
 Inventories, net:
    As previously reported.............................. $    9,517 $   11,780
    As restated......................................... $   11,933 $   22,312
 Deferred income tax assets:
    As previously reported.............................. $   19,695 $   24,522
    As restated......................................... $   19,738 $   24,705
 Total assets:
    As previously reported.............................. $1,244,564 $1,251,050
    As restated......................................... $1,238,643 $1,228,696
 Accrued expenses:
    As previously reported.............................. $   13,579 $   20,710
    As restated......................................... $   13,579 $   18,855
 Due to parent company:
    As previously reported.............................. $  433,282 $  402,912
    As restated......................................... $  430,977 $  394,354
 Retained earnings:
    As previously reported.............................. $  116,112 $  134,143
    As restated......................................... $  112,496 $  122,202
 Total shareholder's equity:
    As previously reported.............................. $  682,006 $  700,037
    As restated......................................... $  678,390 $  688,096

                  ROTECH MEDICAL CORPORATION AND SUBSIDIARIES
              (Wholly Owned by Integrated Health Services, Inc.)
                 (Debtor-in-Possession as of February 2, 2000)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                            (Dollars in thousands)

                 Years ended December 31, 1999, 2000 and 2001

Consolidated Statements of Operations:                   1999     2000      2001
--------------------------------------                 -------- --------  --------
Net revenues:
   As previously reported............................. $587,364 $576,529  $639,176
   As restated........................................ $586,809 $568,704  $614,487
Cost of net revenues:
   As previously reported............................. $126,349 $118,456  $107,424
   As restated........................................ $126,092 $116,063  $ 97,167
Selling, general and administrative expenses:
   As previously reported............................. $292,601 $315,106  $329,814
   As restated........................................ $292,601 $315,106  $329,516
Provision for inventory losses:
   As previously reported............................. $     -- $     --  $     --
   As restated........................................ $     23 $    211  $  2,141
Earnings before reorganization items and income taxes:
   As previously reported............................. $ 71,472 $ 26,148  $ 73,412
   As restated........................................ $ 71,151 $ 20,505  $ 57,137
Reorganization items:
   As previously reported............................. $     -- $ 17,191  $ 18,664
   As restated........................................ $     -- $ 17,191  $ 17,107
Earnings before income taxes:
   As previously reported............................. $ 71,472 $  8,957  $ 54,748
   As restated........................................ $ 71,151 $  3,314  $ 40,030
Federal and state income taxes:
   As previously reported............................. $ 33,986 $ 14,303  $ 36,717
   As restated........................................ $ 33,860 $ 12,081  $ 30,324
Net earnings (loss):
   As previously reported............................. $ 37,486 $ (5,346) $ 18,031
   As restated........................................ $ 37,291 $ (8,767) $  9,706

Consolidated Statements of Cash Flows:
--------------------------------------
Net cash provided by operating activities:
   As previously reported............................. $123,600 $159,454  $113,562
   As restated........................................ $123,722 $161,637  $116,127
Net cash used in financing activities:
   As previously reported............................. $ 53,940 $ 72,799  $ 32,868
   As restated........................................ $ 54,062 $ 74,982  $ 39,121

                  ROTECH MEDICAL CORPORATION AND SUBSIDIARIES
              (Wholly Owned by Integrated Health Services, Inc.)
                 (Debtor-in-Possession as of February 2, 2000)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                            (Dollars in thousands)

                 Years ended December 31, 1999, 2000 and 2001


(3) Summary of Significant Accounting Policies

(a) Principles of Consolidation

   The consolidated financial statements include the accounts of Rotech Medical Corporation and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

   The consolidated financial statements include allocations of selling, general and administrative expenses from the IHS corporate office. Such corporate office allocations represent expenses applicable to Rotech based on determinations that management believes to be reasonable. The allocations are for services provided by IHS to the Company, including financial, legal, accounting, human resources, information systems and corporate compliance services. Accordingly, expense allocations to the Company may not be representative of costs of such services to be incurred in the future (see note
16).

(b) Revenue Recognition

   Revenues are recognized on the date services and related products are provided to patients and are recorded at amounts estimated to be received under reimbursement arrangements with third-party payors. Revenues derived from capitation arrangements are insignificant.

   Consistent with home medical equipment industry practice and related Medicare regulations, revenues under rental arrangements are recognized beginning in the month the related products are provided to the patients. The Company's rental arrangements provide for fixed monthly payments established by fee schedules for as long as the patient is using the equipment and medical necessity continues. Once initial delivery is made to the patient ("initial setup"), a monthly billing is established based on the initial setup service date. No separate revenue is earned from the initial setup process. The Company has no lease with the patient or third-party payor, no continuing service obligation after the initial setup, and no refund obligation for the return of equipment after the monthly billing date.

   Revenues for the sale of durable medical equipment and related supplies, including oxygen equipment, ventilators, wheelchairs, hospital beds and infusion pumps, are recognized at the time of delivery. Revenues for the sale of nebulizer medications, which are generally dispensed by Company pharmacies and shipped directly to the patient's home, are also recognized at the time of shipment.

                  ROTECH MEDICAL CORPORATION AND SUBSIDIARIES
              (Wholly Owned by Integrated Health Services, Inc.)
                 (Debtor-in-Possession as of February 2, 2000)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                            (Dollars in thousands)

                 Years ended December 31, 1999, 2000 and 2001


   The Company's revenue recognition policy is consistent with the criteria set forth in Staff Accounting Bulletin 101--Revenue Recognition in Financial Statements ("SAB 101") for determining when revenue is realized or realizable and earned. The Company recognizes revenue in accordance with the requirements of SAB 101 that:

  .   persuasive evidence of an arrangement exists;
  .   delivery has occurred;
  .   the seller's price to the buyer is fixed or determinable; and
  .   collectibility is reasonably assured.

   Due to the nature of the industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenues and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review.

   Management performs analyses to evaluate the net realizable value of accounts receivable. Specifically, management considers historical realization data, accounts receivable aging trends, other operating trends and relevant business conditions. Because of continuing changes in the healthcare industry and third-party reimbursement, it is possible that management's estimates could change, which could have an impact on operations and cash flows.

   The Company adopted Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"), in the fourth quarter of 2000. SAB 101 provides guidance on the proper timing of revenue recognition in accordance with generally accepted accounting principles. The adoption of SAB 101 did not have a material effect on the Company's consolidated results of operations or financial position.

(c) Cash Equivalents

   Cash equivalents consist of highly liquid debt instruments with original maturities of three months or less at the date of investment by the Company.

   Under a cash management facility provided by IHS, the Company's operating cash balances are generally transferred to a centralized account and applied to reduce balances due to the parent company. The Company's cash needs for operating and other purposes are similarly provided through an increase in balances due to the parent company.

                  ROTECH MEDICAL CORPORATION AND SUBSIDIARIES
              (Wholly Owned by Integrated Health Services, Inc.)
                 (Debtor-in-Possession as of February 2, 2000)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                            (Dollars in thousands)

                 Years ended December 31, 1999, 2000 and 2001


(d) Concentrations of Credit Risk

   The Company's revenue is generated through over 600 locations in 47 states. The Company generally does not require collateral or other security in extending credit to patients; however, the Company routinely obtains assignment of (or is otherwise entitled to receive) benefits receivable under the health insurance programs, plans or policies of patients (e.g. Medicare, Medicaid, commercial insurance and managed care organizations). Revenues were derived from the following payor sources for the years ended December 31:

                                                     2000          2001
                                           1999  (as restated) (as restated)
                                          -----  ------------- -------------
   Medicare, Medicaid and other federally
     funded programs (primarily
     Veterans Administration)............  61.7%      64.7%         66.9%
   Private pay...........................   9.3%       8.0%          7.2%
   Commercial payors.....................  29.0%      27.3%         25.9%
                                          -----      -----         -----
                                          100.0%     100.0%        100.0%
                                          =====      =====         =====

(e) Fair Value of Financial Instruments

   The Company believes the carrying amounts of cash, patient accounts receivable, other accounts receivable, accounts payable and accrued expenses approximate fair value because of the short-term nature of these instruments.

   It is not practicable to estimate the fair value of investments in management agreements since they are not traded, no quoted values are readily available for similar financial instruments and the Company believes it is not cost-effective to have valuations performed. However, management believes that there has been no permanent impairment in the value of such investments.

   As a result of the Chapter 11 filing, fair value of long-term debt cannot be determined. At December 31, 2000 and 2001, all of the Company's long-term debt is classified as liabilities subject to compromise.

(f) Inventories

   Inventories consist principally of medical supplies, medical equipment related to bulk sales (see note 2) and pharmaceutical products and are stated at the lower of cost (first-in, first-out method) or market.

(g) Property and Equipment

   Property and equipment are stated at cost. Patient service equipment represents medical equipment rented or held for rental to in-home patients. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, seven years for patient service equipment, seven years for furniture and office equipment, seven years for vehicles and the shorter of the remaining lease term or the estimated useful life for leasehold improvements.

                  ROTECH MEDICAL CORPORATION AND SUBSIDIARIES
              (Wholly Owned by Integrated Health Services, Inc.)
                 (Debtor-in-Possession as of February 2, 2000)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                            (Dollars in thousands)

                 Years ended December 31, 1999, 2000 and 2001


(h) Intangible Assets

   Intangible assets represent the excess of cost over the fair value of assets acquired and liabilities assumed in business combinations. Such assets are amortized on a straight-line basis. Prior to the fourth quarter of 1999, the Company used an estimated life of 40 years. However, as a result of an evaluation of the impact of the Balanced Budget Act and other factors affecting the industry, the Company changed the estimated life to 20 years. This change has been treated as a change in accounting estimate and is being recognized prospectively beginning October 1, 1999.

   Management annually evaluates whether events or circumstances have occurred that would indicate an impairment in the value or the life of goodwill. In accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ("SFAS No. 121"), if there is an indication that the carrying value of an asset, including goodwill, is not recoverable, the Company estimates the projected undiscounted cash flows, excluding interest, of the business to determine if an impairment loss should be recognized. In this connection, the Company considers the effects of external changes to the Company's business environment, including competitive pressures, market erosion and technological and regulatory changes. The impairment loss is determined by comparing the carrying amount of the asset to its estimated fair value. The Company performs the impairment analysis at the business segment level.

(i) Investment in Management Agreement

   The Company has an investment in a management agreement with a provider of home health care products and services in the amount of $3,251 and $5,078 at December 31, 2000 and 2001, respectively. The investment is accounted for using the cost method of accounting and is included in other assets. The Company's share of the operating results pursuant to the agreement is recorded as management fee income, and classified as revenue in the Company's statement of operations. Such management fee income was $1,942 in 1999, $2,664 in 2000 and $1,828 in 2001.

(j) Income Taxes

   The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"). Under SFAS 109, the current and deferred tax expense has been allocated among the members of the IHS controlled corporate group, including the Company.

   Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

   Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period

                  ROTECH MEDICAL CORPORATION AND SUBSIDIARIES
              (Wholly Owned by Integrated Health Services, Inc.)
                 (Debtor-in-Possession as of February 2, 2000)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                            (Dollars in thousands)

                 Years ended December 31, 1999, 2000 and 2001

that includes the enactment date. Valuation allowances are recorded for deferred tax assets when it is more likely than not that such deferred tax assets will not be realized.

(k) Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(l) Segment Information

   Rotech operates in the home medical equipment segment of the healthcare industry. Management measures operating results on a geographic basis and therefore views each branch location as an operating unit. All branch locations provide substantially the same services. For financial reporting purposes, all of the Company's operating units are aggregated into one reportable segment.

(m) Comprehensive Income

   For the years ended December 31, 1999, 2000 and 2001 there were no differences between comprehensive income and net income.

(n) Recent Accounting Pronouncements

   In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS No. 141"), and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the criteria intangible assets acquired in a purchase method business combination must meet in order to be recognized and reported apart from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

   The Company is required to adopt the provisions of SFAS No. 141 effective July 1, 2001, except with regard to business combinations initiated prior to July 1, 2001, and SFAS No. 142 effective January 1, 2002. Furthermore, goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001, but before SFAS No. 142 is adopted in full, will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-SFAS No. 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized and tested for impairment in accordance with the appropriate pre-SFAS No. 142 accounting requirements prior to the adoption of SFAS No. 142. Had SFAS No. 142 been in

                  ROTECH MEDICAL CORPORATION AND SUBSIDIARIES
              (Wholly Owned by Integrated Health Services, Inc.)
                 (Debtor-in-Possession as of February 2, 2000)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                            (Dollars in thousands)

                 Years ended December 31, 1999, 2000 and 2001


effect for the years ended December 31, 1999, 2000 and 2001, earnings before reorganization items and income taxes, earnings before income taxes, and net earnings would have been as follows:

                                                                    1999     2000     2001
                                                                  -------  -------  --------
Earnings before reorganization items and income taxes as reported $71,151  $20,505  $ 57,137
   Add back: Goodwill amortization...............................  21,988   44,069    50,916
   Less: Amortization adjustment for other intangible assets.....  (3,107)  (3,105)   (3,110)
                                                                  -------  -------  --------
Earnings before reorganization items and income taxes as adjusted $90,032  $61,469  $104,943
                                                                  =======  =======  ========

Earnings before income taxes as reported......................... $71,151  $ 3,314  $ 40,030
   Add back: Goodwill amortization...............................  21,988   44,069    50,916
   Less: Amortization adjustment for other intangible assets.....  (3,107)  (3,105)   (3,110)
                                                                  -------  -------  --------
Earnings before income taxes as adjusted......................... $90,032  $44,278  $ 87,836
                                                                  =======  =======  ========

Net earnings (loss) as reported.................................. $37,291  $(8,767) $  9,706
   Add back: Goodwill amortization...............................  21,988   44,069    50,916
   Less: Amortization adjustment for other intangible assets.....  (3,107)  (3,105)   (3,110)
   Less: Income tax effect.......................................  (2,959)  (5,520)   (5,601)
                                                                  -------  -------  --------
Net earnings as adjusted......................................... $53,213  $26,677  $ 51,911
                                                                  =======  =======  ========

(o) Reclassifications

   Certain amounts presented in 1999 and 2000 have been reclassified to conform with the presentation for 2001.

(4) Accounts Receivable

   Accounts receivable, net consist of the following at December 31:

                                                   2000          2001
                                               (as restated) (as restated)
                                               ------------- -------------
      Patient accounts receivable.............   $131,191      $142,030
      Less allowance for doubtful accounts....     21,675        24,625
                                                 --------      --------
                                                 $109,516      $117,405
                                                 ========      ========

   Patient accounts receivable at December 31, 2000 and 2001 include amounts due from Medicare, Medicaid and other federally funded programs (primarily Veterans Administration) of 51% and 49%, respectively.

   Included in accounts receivable are earned but unbilled receivables of $22,131 at December 31, 2000 and $24,950 at December 31, 2001. Billing delays, ranging from a day to several weeks, can occur due to delays in obtaining certain required payor-specific documentation from internal and external sources. Earned but unbilled receivables are aged from date of service and are considered in Rotech's analysis of historical performance and collectibility.

                  ROTECH MEDICAL CORPORATION AND SUBSIDIARIES
              (Wholly Owned by Integrated Health Services, Inc.)
                 (Debtor-in-Possession as of February 2, 2000)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                            (Dollars in thousands)

                 Years ended December 31, 1999, 2000 and 2001


   The Company experienced a deterioration in the aging of certain receivables during 2000 due to a variety of factors including the operational effects of the bankruptcy filing. Some of the factors that have negatively affected the billing and collections process include increased loss of office and other personnel, problems experienced in the closure and consolidation of billing locations and systems, and personnel shortages and the competing time demands required in normalizing relations with payors and addressing a variety of vendor issues. In the fourth quarter of 2000, management performed a study and analysis of these issues and their effect, and performed a re-evaluation of the allowance for doubtful accounts and contractual adjustments. Accordingly, the Company recorded an increase to the provision for bad debts of $5,000 and an increase to contractual adjustments of $15,000 in the fourth quarter of 2000.

(5) Business Acquisitions

   In the fourth quarter of 2001, the Company acquired two businesses for a total cost of $1,228, of which $607 was paid in cash and $621 represented notes payable to the sellers. The allocation of the total costs of the 2001 acquisitions to the assets acquired and liabilities assumed is summarized as follows:

                                   Property
                           Current    and    Intangible             Total
      Transaction          assets  equipment   Assets   Liabilities cost
      -----------          ------- --------- ---------- ----------- ------
      Two acquisitions....   $78     $230       $920        $--     $1,228
                             ===     ====       ====        ===     ======

   There were no acquisitions during the year ended December 31, 2000.

   Acquisitions in 1999 and the manner of payment are summarized as follows:

                                                                                       Notes payable
                                                                                         and other
 Month                      Transaction description                       Cash paid accrued liabilities Total cost
 -----  ----------------------------------------------------------------  --------- ------------------- ----------
January Assets of Certified Medical Associates, Inc.                       $ 1,950        $   810        $ 2,760

March   Stock of Medicare Rental Supply, Inc. d/b/a Andy Boyd's InHome
          Medical, Andy Boyd's InHome Medical/InHome Medical, Inc., and
          Andy Boyd's InHome Medical, Inc., West.........................    3,314          1,583          4,897


Various 10 other acquisitions, each with total cost of less than $2,000..    6,547          1,812          8,359

Various Cash payments of acquisition costs accrued in 1998 and 1999......    1,937         (1,937)            --
                                                                           -------        -------        -------

                                                                           $13,748        $ 2,268        $16,016
                                                                           =======        =======        =======

                  ROTECH MEDICAL CORPORATION AND SUBSIDIARIES
              (Wholly Owned by Integrated Health Services, Inc.)
                 (Debtor-in-Possession as of February 2, 2000)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                            (Dollars in thousands)

                 Years ended December 31, 1999, 2000 and 2001


   The allocation of the total costs of the 1999 acquisitions to the assets acquired and liabilities assumed is summarized as follows:

                                                               Property
                                                       Current    and    Intangible              Total
Transaction                                            assets  equipment   assets   Liabilities  cost
-----------                                            ------- --------- ---------- ----------- -------
Certified Medical Associates, Inc.....................  $ 71    $   77    $ 2,612      $  --    $ 2,760
Medicare Rental Supply, Inc. d/b/a Andy Boyd's InHome
  Medical, Andy Boyd's InHome Medical/ InHome
  Medical, Inc., and Andy Boyd's InHome Medical, Inc.,
  West................................................   270       374      4,253         --      4,897
Other acquisitions....................................   232       752      7,505       (130)     8,359
                                                        ----    ------    -------      -----    -------
                                                        $573    $1,203    $14,370      $(130)   $16,016
                                                        ====    ======    =======      =====    =======

   Pro forma results of operations reflecting the 2001 acquisitions as if they had occurred at the beginning of 2000 and 2001 have not been presented since the amounts are immaterial in relation to the Company.

   In connection with its business acquisitions, the Company incurs transaction costs, costs to exit certain activities and costs to terminate or relocate certain employees of acquired companies. Liabilities accrued in the acquisition cost allocations represent direct costs of acquisitions, which consist primarily of transaction costs for legal, accounting and consulting fees, of $510 in 1999 and $21 in 2001. Accrued acquisition liabilities for exit costs and employee termination and relocation costs are recognized in accordance with Emerging Issues Task Force Issue 95-3, Recognition Of Liabilities In Connection With A Purchase Business Combination ("EITF 95-3") and are summarized as follows for the years ended December 31, 1999, 2000 and 2001.

          Balance at December 31, 1998...................... $ 1,039
          Acquired companies--1999..........................     510
          Payments charged against liability................  (1,435)
          Adjustments recorded to cost of acquisitions......    (114)
                                                             -------
          Balance at December 31, 1999 and 2000.............      --
          Acquired companies--2001..........................      21
          Payments charged against liability................      --
          Adjustments recorded to cost of acquisitions......      --
                                                             -------
             Balance at December 31, 2001................... $    21
                                                             =======

   The termination plans for the 1999 acquisitions were completed by December 31, 1999. The termination plans at December 31, 1998 related primarily to the following employee groups with the indicated anticipated dates of completion of termination/relocation: Arrowhealth Medical Supply by October 1999; Eastern Home Care and Oxygen by May 1999, First Community Care by May 1999 and Valley Oxygen and Medical Equipment by September 1999.

   In addition to the accrued acquisition liabilities described above, the Company allocates the cost of its business acquisitions to the respective assets acquired and liabilities assumed, including pre-acquisition

                  ROTECH MEDICAL CORPORATION AND SUBSIDIARIES
              (Wholly Owned by Integrated Health Services, Inc.)
                 (Debtor-in-Possession as of February 2, 2000)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                            (Dollars in thousands)

                 Years ended December 31, 1999, 2000 and 2001

contingencies, on the basis of estimated fair values at the date of acquisition. Often the Company must await additional information for the resolution or final measurement of contingencies and valuation estimates during the allocation period, which usually does not exceed one year from the date of acquisition. Accordingly, the effect of the resolution or final measurement of such matters during the allocation period is treated as an acquisition adjustment primarily to the amount of goodwill recorded. After the allocation period, such resolution or final measurement is recognized in the determination of net earnings. Pre-acquisition contingencies in connection with the Company's business acquisitions primarily relate to Medicare and Medicaid regulatory compliance matters, income tax matters and legal proceedings. During the three years ended December 31, 2001, the Company resolved or completed the final measurement of certain pre-acquisition contingencies related to business acquisitions; however, the effect of such adjustments was immaterial.

(6) Due to Parent Company

   Balances due to the parent company bear no interest and have no specified repayment provisions.

(7) Property and Equipment

   Property and equipment consist of the following at December 31:

                                                           2000     2001
                                                         -------- --------
      Patient service equipment......................... $279,703 $332,399
      Furniture and office equipment....................   33,315   46,297
      Vehicles..........................................   17,589   28,845
      Leasehold improvements............................    5,345    7,886
                                                         -------- --------
                                                          335,952  415,427
      Less accumulated depreciation and amortization....  103,883  158,089
                                                         -------- --------
                                                         $232,069 $257,338
                                                         ======== ========

      The net carrying value of patient service equipment was $191,248 in 2000 and $200,224 in 2001.

(8) Accrued Expenses

   Accrued expenses consist of the following at December 31:

                                                                   2001
                                                        2000   (as restated)
                                                       ------- -------------
    Accrued salaries and wages........................ $ 5,684    $11,606
    Accrued workers' compensation and other claims....   3,330      4,158
    Accrued sales tax.................................   1,467      1,455
    Other.............................................   3,098      1,636
                                                       -------    -------
                                                       $13,579    $18,855
                                                       =======    =======

                  ROTECH MEDICAL CORPORATION AND SUBSIDIARIES
              (Wholly Owned by Integrated Health Services, Inc.)
                 (Debtor-in-Possession as of February 2, 2000)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                            (Dollars in thousands)

                 Years ended December 31, 1999, 2000 and 2001


(9) Lease Commitments

   The Company operates principally in leased offices and warehouse facilities. In addition, delivery vehicles and office equipment are leased under operating leases. Lease terms range from one to ten years with renewal options for additional periods. Many leases provide that the Company pay taxes, maintenance, insurance and other expenses. Rentals are generally increased annually by the Consumer Price Index, subject to certain maximum amounts defined within individual agreements.

   Rental expense for building and vehicle leases approximated $23,859 in 1999, $24,676 in 2000 and $23,508 in 2001. Future minimum rental commitments under leases, primarily for branch locations, are as follows:

      For the years ending December 31:
         2002..................................................... $ 8,488
         2003.....................................................   5,875
         2004.....................................................   2,942
         2005.....................................................   1,827
         2006.....................................................   1,001
         Thereafter...............................................     915
                                                                   -------
                                                                   $21,048
                                                                   =======

(10) Income Taxes

   The Company is included in IHS's consolidated federal income tax return. The allocated provision for current income taxes is applied to increase balances due to the parent company. The allocated provision for income taxes on earnings before income taxes is summarized below for the years ended December 31:

                                          1999          2000          2001
                                      (as restated) (as restated) (as restated)
                                      ------------- ------------- -------------
 Current:
    Federal..........................    $14,346       $ 5,828       $26,253
    State............................      2,219           977         4,366
                                         -------       -------       -------
        Total current provision......     16,565         6,805        30,619
                                         -------       -------       -------
 Deferred:
    Federal..........................     14,830         4,524          (253)
    State............................      2,465           752           (42)
                                         -------       -------       -------
        Total deferred provision.....     17,295         5,276          (295)
                                         -------       -------       -------
                                         $33,860       $12,081       $30,324
                                         =======       =======       =======

                  ROTECH MEDICAL CORPORATION AND SUBSIDIARIES
              (Wholly Owned by Integrated Health Services, Inc.)
                 (Debtor-in-Possession as of February 2, 2000)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                            (Dollars in thousands)

                 Years ended December 31, 1999, 2000 and 2001


   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows:

                                                                 2000          2001
                                                             (as restated) (as restated)
                                                             ------------- -------------
Deferred tax liabilities:
   Excess of book over tax basis of property and equipment..   $ 39,442      $ 38,511
   Excess of book over tax basis of intangible assets.......     14,245        16,446
   Other....................................................         --         3,402
                                                               --------      --------
       Total deferred tax liabilities.......................     53,687        58,359
                                                               --------      --------
Deferred tax assets:
   Restructuring costs......................................     (3,239)       (5,957)
   Bad debt reserves........................................     (7,755)       (8,729)
   Other accrued liabilities................................     (2,689)       (3,000)
   Other....................................................     (6,055)       (7,019)
                                                               --------      --------
       Total deferred tax assets............................    (19,738)      (24,705)
                                                               --------      --------
       Net deferred tax liabilities.........................   $ 33,949      $ 33,654
                                                               ========      ========


   A reconciliation of tax expense computed at the statutory federal tax rate on earnings before income taxes to the actual income tax expense is as follows for the years ended December 31:

                                                                    1999          2000          2001
                                                                (as restated) (as restated) (as restated)
                                                                ------------- ------------- -------------
Tax provision computed at the statutory rate...................    $24,903       $ 1,161       $14,011
State income taxes, net of federal income tax benefit..........      3,045         1,124         2,810
Intangibles amortization and other book expenses not deductible
  for tax purposes.............................................      5,912         9,796        13,503
                                                                   -------       -------       -------
   Total income tax expense....................................    $33,860       $12,081       $30,324
                                                                   =======       =======       =======

(11) Obligation Related to Discontinued Operations

   In 1997 the Company sold the capital stock of two subsidiaries engaged in the managed health care business to two corporations owned by the Company's former Chief Executive Officer and entered into funding agreements pursuant to which the Company was obligated to provide cash necessary to operate the business until certain managed care contracts were terminated. Also, the Company discontinued its physician practice operations in 1997. Amounts charged against the obligation related to the discontinued operations were $6,099 in 1999.

(12)  Other Commitments and Contingencies

   The Company is subject to workers' compensation and employee health benefit claims, which are primarily self-insured; however, the Company does maintain certain stop-loss and other insurance coverage which

                  ROTECH MEDICAL CORPORATION AND SUBSIDIARIES
              (Wholly Owned by Integrated Health Services, Inc.)
                 (Debtor-in-Possession as of February 2, 2000)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                            (Dollars in thousands)

                 Years ended December 31, 1999, 2000 and 2001

management believes to be appropriate. Provisions for estimated settlements relating to the workers' compensation and health benefit plans are provided in the period of the related claim on a case-by-case basis plus an amount for incurred but not reported claims. Differences between the amounts accrued and subsequent settlements are recorded in operations in the period of settlement.

   From time to time, the Company and its subsidiaries have been parties to various legal proceedings in the ordinary course of business. In the opinion of management, except with respect to the Chapter 11 proceedings, there are currently no proceedings which individually, after taking into account the insurance coverage maintained by the Company, would have a material adverse effect on the Company's financial position or results of operations.

(13) Insurance Coverages

   The Company, through its parent IHS, currently purchases professional and general liability insurance through a third party insurance company. The Company currently maintains a $2,000 and $1,000 self-insured retention per occurrence for professional and general liability insurance, respectively. Provisions for estimated settlements, including incurred but not reported losses, are provided on an undiscounted basis in the period of the related coverage, subject to total policy aggregate. These provisions are based on internal and external evaluations of the merits of the individual claims, analysis of claims history and the estimated reserves assigned by the Company's independent actuaries. The methods of making such estimates and establishing the resulting accrued liabilities are reviewed frequently with any adjustments resulting therefrom reflected in current earnings. Claims are paid over varying periods that generally range from one to six years.

   The Company's professional and general liability insurance includes aggregated loss features limiting the Company's out-of-pocket exposure. The total annual exposure for professional and general liability claims is limited to $420 for 1999, 2000 and 2001. In addition, the Company has aggregate stop-loss insurance for all policy years from 1991 through 2001.

   In 1999, 2000 and 2001, the Company, through its parent IHS, purchased a fully-insured workers' compensation policy with no deductible or retention, except in a limited number of states, such as Texas, where the Company is a non-subscriber to workers' compensation, but has in place an employee benefit plan providing for employer-paid benefits comparable to those provided under the Texas workers' compensation program, with an employer's liability policy providing for catastrophic losses.

(14) Certain Significant Risks and Uncertainties

   The Company and others in the healthcare business are subject to certain inherent risks, including the following:

  . Substantial dependence on revenues derived from reimbursement by the Federal Medicare and state Medicaid programs which have been reduced in recent years and which entail exposure to various healthcare fraud statutes;

  . Government regulations, government budgetary constraints and proposed legislative and regulatory changes; and

  .   Lawsuits alleging malpractice and related claims.

                  ROTECH MEDICAL CORPORATION AND SUBSIDIARIES
              (Wholly Owned by Integrated Health Services, Inc.)
                 (Debtor-in-Possession as of February 2, 2000)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                            (Dollars in thousands)

                 Years ended December 31, 1999, 2000 and 2001


   Such inherent risks require the use of certain management estimates in the preparation of the Company's financial statements and it is reasonably possible that a change in such estimates may occur.

   The Company receives payment for a significant portion of services rendered to patients from the Federal government under Medicare and other federally funded programs (primarily Veterans Administration) and from the states in which its facilities and/or services are located under Medicaid. Revenue derived from Medicare, Medicaid and other federally funded programs represented 61.7% of the Company's patient revenue for the year ended December 31, 1999, 64.7% of the Company's patient revenue for the year ended December 31, 2000, and 66.9% of the Company's patient revenue for the year ended December 31, 2001. The Company's operations are subject to a variety of Federal, state and local legal and regulatory risks, including without limitation the federal Anti-Kickback statute and the federal Ethics in Patient Referral Act (so-called "Stark Law"), many of which apply to virtually all companies engaged in the healthcare services industry. The Anti-Kickback Statute prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients. The Stark Law prohibits, with limited exceptions, financial relationships between ancillary service providers and referring physicians. Other regulatory risks assumed by the Company and other companies engaged in the health care industry are as follows:

  . False Claims--"Operation Restore Trust" is a major anti-fraud demonstration project of the Office of the Inspector General. The primary purpose for the project is to scrutinize the activities of healthcare providers which are reimbursed under the Medicare and Medicaid programs. False claims are prohibited pursuant to criminal and civil statutes and are punishable by imprisonment and monetary penalties.

  . Regulatory Requirement Deficiencies--In the ordinary course of business, health care facilities receive notices of deficiencies for failure to comply with various regulatory requirements. In some cases, the reviewing agency may take adverse actions against a facility, including the imposition of fines, temporary suspension or decertification from participation in the Medicare and Medicaid programs and, in extreme cases, revocation of a facility's license.

  . Changes in laws and regulations--Changes in laws and regulations could have a material adverse effect on licensure, eligibility for participation in government programs, permissible activities, operating costs and the levels of reimbursement from governmental and other sources.

   In response to the aforementioned regulatory risks, the Company formed a Corporate Compliance Department to help identify, prevent and deter instances of Medicare, Medicaid and other noncompliance. Although the Company strives to manage these regulatory risks, there can be no assurance that federal and/or state regulatory agencies that currently have jurisdiction over matters including, without limitation, Medicare, Medicaid and other government reimbursement programs, will take the position that the Company's business and operations are in compliance with applicable law or with the standards of such regulatory agencies (see note 1).

   The Company is also subject to malpractice and related claims, which arise in the normal course of business and which could have a significant effect on the Company. As a result, the Company maintains occurrence basis professional and general liability insurance with coverage and deductibles which management believes to be appropriate (see note 13).

   The Company is also subject to certain inherent risks related to the acquisition of businesses. Since its inception, the Company has grown through acquisitions, and realization of acquisition costs, including intangible assets of businesses acquired, is dependent initially upon the consummation of the acquisitions and subsequently upon the Company's ability to successfully integrate and manage acquired operations.

                  ROTECH MEDICAL CORPORATION AND SUBSIDIARIES
              (Wholly Owned by Integrated Health Services, Inc.)
                 (Debtor-in-Possession as of February 2, 2000)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                            (Dollars in thousands)

                 Years ended December 31, 1999, 2000 and 2001


   The Company believes that adequate provision for the aforementioned items has been made in the accompanying consolidated financial statements and that their ultimate resolution will not have a material effect on the consolidated financial statements.

(15) Retirement Benefits

   The Company instituted a 401 (k) Savings Plan ("Savings Plan") on May 1, 1996. The Savings Plan covers all full-time employees who have met certain eligibility requirements and is funded by voluntary employee contributions and by Company contributions equal to a certain percentage of employee contributions. Employees' interests in Company contributions vest over five years. The Company's contribution expense was approximately $790 in 1999, $930 in 2000, and $1,178 in 2001.

(16) Related Party Transactions

   Selling, general and administrative expenses include allocations from the IHS corporate office for certain services provided to the Company, including financial, legal, accounting, human resources, information systems and corporate compliance services. Such corporate office allocations, which apply to all IHS divisions, represent expenses clearly applicable to Rotech based on determinations that management believes to be reasonable. Such allocated charges were approximately $1,200 in 1999, $1,300 in 2000 and $1,300 in 2001. Management estimates that the Company's corporate administrative and general expenses on a stand-alone basis would have approximated the amounts allocated.

(17) Subsequent Events (Unaudited)

   The Company has entered into an assumption, sale-leaseback and amendment to master lease agreement which became effective upon the Bankruptcy Court's final order of approval in March 2002. Vehicles purchased by the Company as debtor-in-possession were sold for $9,700 and leased back along with other vehicles subject to the existing master operating lease. Among other things, the lease provides financial covenants for the maintenance of indebtedness to EBITDA (as defined) not to exceed 4.0 to 1.0. The lease is renewable annually. The Company anticipates recording a loss of approximately $4,700 associated with the sale/leaseback transaction, which will be classified as a reorganization item.

   As a subsidiary of IHS, the Company is provided with certain services, including integrated cash management services and insurance coverage. Upon the Company's emergence from bankruptcy, the Company will no longer be a subsidiary of IHS. As a result, the Company will no longer have an integrated cash management system with IHS and will obtain its own insurance policies. In addition, in connection with a settlement agreement with IHS, among other things, all intercompany claims will be discharged.

(18) Fresh-Start Reporting (Unaudited)

   The Company will adopt fresh-start reporting upon its emergence from Chapter 11 (i.e. the effective date of the plan of reorganization). Although the plan of reorganization was confirmed by the Bankruptcy Court on February 13, 2002, under the terms of the confirmation order, the plan will become effective upon the completion of related financing transactions anticipated to occur in March 2002. Under fresh-start reporting, the

                  ROTECH MEDICAL CORPORATION AND SUBSIDIARIES
              (Wholly Owned by Integrated Health Services, Inc.)
                 (Debtor-in-Possession as of February 2, 2000)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                            (Dollars in thousands)

                 Years ended December 31, 1999, 2000 and 2001

reorganization value of the Company will be allocated to the Company's assets based on their respective fair values in conformity with the purchase method of accounting for business combinations; any portion not attributed to specific tangible or identified intangible assets will be reported as an intangible asset referred to as "reorganization value in excess of value of identifiable assets." A pro forma condensed balance sheet which reflects the estimated effect of the provisions of the plan, the related financing transactions and the adoption of fresh-start reporting is summarized as follows (in millions) (as restated--see note 2):

   Cash and equivalents............................................. $   5.0
   Accounts receivable..............................................   117.4
   Other current assets.............................................    27.6
                                                                     -------
      Total current assets..........................................   150.0
   Current liabilities..............................................   (39.5)
                                                                     -------
      Working capital...............................................   110.5
   Property and equipment...........................................   257.3
   Other assets.....................................................    24.8
   Reorganization value in excess of value of identifiable assets...   621.4
   Priority tax claim...............................................   (14.0)
   Long-term debt...................................................  (500.0)
                                                                     -------
      Stockholders' equity.......................................... $ 500.0
                                                                     =======

   The valuations required to determine the fair value of the Company's assets have not been performed and, accordingly, the adjustments reflected in the pro forma data above are preliminary and subject to further revisions and adjustments. For this purpose, the carrying value of property and equipment and other assets was assumed to approximate fair value. The Company has arranged to obtain valuations of significant assets and, upon completion of this process, the reorganization value will be allocated to specific assets. It is anticipated that there will be reductions in the carrying values of certain assets, and the fair value of certain other assets may exceed the carrying values. Accordingly, the final valuation could result in materially different amounts and allocations of reorganization value from the amounts and allocations presented in the pro forma data above, primarily between "reorganization value in excess of value of identifiable assets" and property and equipment. Such different amounts and allocations could result in corresponding changes in depreciation and amortization amounts.

(19) Revenues

   Net revenues are derived from the following principal service categories for the years ended December 31:

                                                      1999     2000     2001
                                                    -------- -------- --------
 Oxygen and other respiratory therapy.............. $381,348 $400,919 $465,231
 Home medical equipment............................  171,514  142,351  131,464
 Other.............................................   33,947   25,434   17,792
                                                    -------- -------- --------
                                                    $586,809 $568,704 $614,487
                                                    ======== ======== ========

                            ROTECH HEALTHCARE INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                            (Dollars in Thousands)

                                                                  Predecessor Company Successor Company
                                                                  ------------------- -----------------
                                                                     December 31,       September 30,
                                                                         2001               2002
                                                                  ------------------- -----------------
                                                                                         (unaudited)
                             ASSETS
Current assets:
   Cash and cash equivalents.....................................     $    4,970         $   18,640
   Accounts receivable, net......................................        117,405             99,953
   Other accounts receivable.....................................          2,283              1,677
   Inventories...................................................         22,312             23,812
   Prepaid expenses..............................................          2,955              3,258
   Deferred income taxes.........................................         24,705                 --
                                                                      ----------         ----------
       Total current assets......................................        174,630            147,340
Property and equipment, net......................................        257,338            217,180
Intangible assets................................................        783,429              2,467
Reorganization value in excess of value of identifiable assets...             --            677,533
Other assets.....................................................         13,299             26,333
                                                                      ----------         ----------
                                                                      $1,228,696         $1,070,853
                                                                      ==========         ==========

              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable..............................................     $   20,659         $   19,882
   Accrued expenses..............................................         18,855             16,246
   Accrued interest..............................................             --              3,207
   Income taxes payable..........................................             --              4,645
   Current portion of long term debt (note 7)....................             --              2,000
                                                                      ----------         ----------
       Total current liabilities.................................         39,514             45,980
Liabilities subject to compromise................................         48,373                 --
Due to parent company, net.......................................        394,354                 --
Deferred income taxes............................................         58,359              7,065
Priority tax claim...............................................             --             14,000
Long-term debt, less current portion (note 7)....................             --            492,000
Commitments and contingencies....................................
Series A Convertible Redeemable Preferred Stock (note 8).........             --              5,233

Stockholders' equity:
   Common Stock..................................................              1                  2
   Additional paid-in capital....................................        565,893            494,998
   Retained earnings.............................................        122,202             11,575
                                                                      ----------         ----------
       Total stockholders' equity................................        688,096            506,575
                                                                      ----------         ----------
                                                                      $1,228,696         $1,070,853
                                                                      ==========         ==========

See accompanying notes to unaudited condensed consolidated financial statements.

                            ROTECH HEALTHCARE INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (unaudited)
                            (Dollars in Thousands)


                                                                                              Successor
                                                              Predecessor Company              Company
                                                    --------------------------------------  -------------
                                                    Three Months  Six Months   Three Months  Six Months
                                                       Ended         Ended        Ended         Ended
                                                     March 31,   September 30,  March 31,   September 30,
                                                        2001         2001          2002         2002
                                                    ------------ ------------- ------------ -------------
Net revenues.......................................   $148,000     $310,475      $154,750     $308,133
Costs and expenses
 Cost of net revenues:
   Product and supply costs........................     24,623       47,518        22,513       45,557
   Patient service equipment depreciation..........     10,292       22,006        12,147       25,736
                                                      --------     --------      --------     --------
       Total cost of net revenues..................     34,915       69,524        34,660       71,293
 Provision for doubtful accounts...................      4,620       12,598         3,661        8,407
 Selling, general and administrative...............     79,678      164,931        84,996      179,705
 Depreciation and amortization.....................     14,699       30,174         2,839        5,087
 Interest expense (income).........................        (16)        (235)          (17)      22,468
 Provision for settlement of government claims.....         --        2,010            --           --
 Provision for inventory losses (note 2)...........        434          605           264           --
                                                      --------     --------      --------     --------
       Total costs and expenses....................    134,330      279,607       126,403      286,960
                                                      --------     --------      --------     --------
       Earnings before reorganization items,
         income taxes and extraordinary items......     13,670       30,868        28,347       21,173
Reorganization items (note 3)......................        309        9,516        29,094        1,494
                                                      --------     --------      --------     --------
       Earnings (loss) before income taxes and
         extraordinary items.......................     13,361       21,352          (747)      19,679
Federal and state income taxes (benefit)...........     10,121       16,174          (203)       7,871
                                                      --------     --------      --------     --------
       Earnings (loss) before extraordinary
         items.....................................      3,240        5,178          (544)      11,808
Extraordinary gain on debt discharge...............         --           --        20,441           --
                                                      --------     --------      --------     --------
       Net earnings................................      3,240        5,178        19,897       11,808
Accrued dividends on redeemable preferred stock....         --           --            --          233
                                                      --------     --------      --------     --------
       Net earnings available for common
         stockholders..............................   $  3,240     $  5,178      $ 19,897     $ 11,575
                                                      ========     ========      ========     ========

See accompanying notes to unaudited condensed consolidated financial statements.

                            ROTECH HEALTHCARE INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (unaudited)
                            (Dollars in Thousands)

                                                                                                Successor
                                                                Predecessor Company              Company
                                                      --------------------------------------  -------------
                                                      Three Months  Six Months   Three Months  Six Months
                                                         Ended         Ended        Ended         Ended
                                                       March 31,   September 30,  March 31,   September 30,
                                                          2001         2001          2002         2002
                                                      ------------ ------------- ------------ -------------
Net earnings.........................................   $  3,240     $  5,178     $  19,897     $ 11,808
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
   Reorganization items..............................        309        9,516        29,094        1,494
   Depreciation and amortization.....................     24,991       52,180        14,986       30,823
   Deferred income taxes.............................                   1,995            --       (4,447)
   Extraordinary gain on debt discharge..............         --           --       (20,441)          --
   Net change in operating assets and liabilities....    (16,088)      (1,906)      (10,198)      19,000
                                                        --------     --------     ---------     --------
       Net cash provided by operating activities.....   $ 12,452       66,963        33,338       58,678
Net cash used by reorganization items................       (309)        (959)       (8,848)      (1,494)
                                                        --------     --------     ---------     --------
       Net cash provided by operating activities
         and reorganization items....................     12,143       66,004        24,490       57,184
                                                        --------     --------     ---------     --------
Cash flows from investing activities:
   Purchases of property and equipment...............    (18,448)     (44,182)      (15,299)     (30,965)
   Business acquisitions.............................        225         (225)         (100)      (2,903)
   Decrease (increase) in other assets...............      2,654       (7,447)       10,131         (363)
                                                        --------     --------     ---------     --------
       Net cash used in investing activities.........    (15,569)     (51,854)       (5,268)     (34,231)
                                                        --------     --------     ---------     --------
Cash flows from financing activities:
   Net proceeds from long term borrowings............         --           --       483,040           --
   Payments of long term borrowings..................                      --            --       (6,000)
   Payments of liabilities subject to compromise.....         --           --       (27,932)          --
   Net proceeds from sale/lease back of vehicles.....         --           --        10,191           --
   Distributions to parent company, net..............     (2,479)     (16,677)     (487,804)          --
                                                        --------     --------     ---------     --------
       Net cash used in financing activities.........     (2,479)     (16,677)      (22,505)      (6,000)
                                                        --------     --------     ---------     --------
       Increase (decrease) in cash and cash
         equivalents.................................     (5,905)      (2,527)       (3,283)      16,953
Cash and cash equivalents, beginning of period.......     15,111        9,206         4,970        1,687
                                                        --------     --------     ---------     --------
Cash and cash equivalents, end of period.............   $  9,206     $  6,679     $   1,687     $ 18,640
                                                        ========     ========     =========     ========

See accompanying notes to unaudited condensed consolidated financial statements.

                            ROTECH HEALTHCARE INC.

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)
                            (Dollars in thousands)


(1) Basis of Presentation

   The accompanying unaudited condensed consolidated financial statements include the accounts of Rotech Healthcare Inc. and its subsidiaries, and its predecessor, Rotech Medical Corporation and its subsidiaries, and have been prepared in accordance with generally accepted accounting principles for interim financial information as if the Company were a reporting company under the Securities Exchange Act of 1934, as amended. Interim results are not necessarily indicative of results to be expected for the full year.

   Rotech Medical Corporation emerged from bankruptcy on March 26, 2002 and transferred to Rotech Healthcare Inc. substantially all of its assets in a restructuring transaction. As used in these notes, unless otherwise specified or the context otherwise requires, references to the "Company" refer to the business and operations of Rotech Healthcare Inc. and its subsidiaries for all periods subsequent to March 26, 2002 and to the business and operations of Rotech Medical Corporation and its subsidiaries for all periods prior to March 26, 2002. The financial statements included herein reflect these transactions effective as of March 31, 2002. References to the "Predecessor" refer to Rotech Medical Corporation and its subsidiaries. References to the "Successor" refer to Rotech Healthcare Inc. and its subsidiaries.

   Data have been presented for the six months ended September 30, 2002 rather than for the nine months ended on such date because we have had only six months of operating results since our Predecessor emerged from bankruptcy on March 26, 2002.

   The unaudited condensed consolidated balance sheet of the Company as of March 31, 2002, gives effect to the consummation of the Predecessor's plan of reorganization discussed in Note 3 and the related restructuring transaction referred to above.

   For all periods presented herein, there were no differences between net income and comprehensive income.

(2) Reclassifications, Accounting Estimates and Recent Accounting Pronouncements

   Reclassifications: Certain amounts from prior periods have been reclassified to conform to the current period presentation.

   Use of Accounting Estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   Recent Accounting Pronouncements: In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The Company adopted the provisions of SFAS No. 142 effective January 1, 2002. Had SFAS No. 142 been in effect for the three months ended March 31, 2001 and the six months ended September 30, 2001, amortization of goodwill would have been reduced by $11,952 and $23,903, respectively, and net earnings for such periods would have increased by $10,551 and $21,103, respectively.

                            ROTECH HEALTHCARE INC.

                                  (Unaudited)
                            (Dollars in thousands)


(3) Petitions for Reorganization under Chapter 11 and Other Information

   The Predecessor was incorporated on September 1, 1981. In 1997, the Predecessor entered into a definitive merger agreement pursuant to which the Predecessor became a wholly-owned subsidiary of Integrated Health Services, Inc. ("IHS") effective as of October 21, 1997.

   On February 2, 2000, IHS and substantially all of its subsidiaries, including the Predecessor and its subsidiaries, filed separate voluntary petitions for relief under Chapter 11 ("Chapter 11") of the United States Bankruptcy Code (the "Bankruptcy Code") with the United States Bankruptcy Court in the District of Delaware (the "Bankruptcy Court"). On November 23, 2001, IHS filed a plan of reorganization (the "Plan") for the Predecessor and its subsidiaries, which was approved by the creditors and confirmed by the Bankruptcy Court on February 13, 2002. The Plan became effective on March 26, 2002. On the effective date, the Predecessor transferred to the Company substantially all of the assets used by it in connection with its businesses and operations (including the stock of substantially all of its subsidiaries).

   In February 2002, the Predecessor settled all outstanding government litigation and pre-petition and certain post-petition claims arising from Medicare payments made to certain of the Company's operating centers as well as claims in unliquidated amounts for a cash settlement of $17 million. The settlement became effective on March 26, 2002, upon the effectiveness of the Plan.

   In addition, on February 13, 2002, IHS and its subsidiaries, including the Predecessor, entered into a stipulation with the Centers for Medicare and Medicaid Services, or CMS, whereby CMS was permitted to set off certain underpayments to IHS with certain overpayments to the Predecessor in exchange for a full release of all CMS claims against IHS and its subsidiaries, including the Predecessor, to the effective date of the stipulation. The Bankruptcy Court signed the stipulation on April 12, 2002.

   The Company recorded the following as reorganization items:


                                                                                             Successor
                                                             Predecessor Company              Company
                                                   --------------------------------------- -------------
                                                   Three Months  Six Months   Three Months  Six Months
                                                      Ended         Ended        Ended         Ended
                                                    March 31,   September 30,  March 31,   September 30,
                                                       2001         2001          2002         2002
                                                   ------------ ------------- ------------ -------------
Severance and terminations........................     $215        $  561       $   837       $   --
Legal, accounting and consulting fees.............       --           981           175          497
Loss on sale/leaseback of vehicles................       --            --         4,686          169
Priority tax claim allowed........................       --            --        14,000           --
Administrative expense
  claims allowed..................................       --            --         7,800           --
Loss on closure of discontinued branch operations,
  long term incentive compensation and other
  charges resulting from reorganization and
  restructuring...................................       94         7,974         1,596          828
                                                       ----        ------       -------       ------
                                                       $309        $9,516       $29,094       $1,494
                                                       ====        ======       =======       ======

   During the fourth quarter of 2000, in connection with the reorganization, management of Rotech finalized a plan of restructuring to eliminate and discontinue certain product lines and branch locations used in the operations of its business. The plan specifically identified products and branches that would not be continued. The Company recorded a write-off for assets impaired in connection with the product lines and branches discontinued. The write-off is not associated with or does not benefit activities that will be continued. Accordingly, the Company has recorded a loss of $94 for the three months ended March 31, 2001 and a loss of

                            ROTECH HEALTHCARE INC.

                                  (Unaudited)
                            (Dollars in thousands)

$3,550 for the six months ended September 30, 2001 associated with the discontinued activities under Emerging Issues Task Force 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) ("EITF 94-3"). The loss during the three months ended March 31, 2001 represents a provision for the closure and consolidation of billing centers. The loss during the six months ended September 30, 2001 represents a provision for discontinued life insurance on a former employee of Rotech of $1,055 and an additional provision for the closure and consolidation of billing centers of $2,495. The loss during the three months ended March 31, 2001 and the six months ended September 30, 2001 represent the write-down of assets.

   Reorganization expense in 2001 and 2002 also includes the long-term incentive portion of the CEO's total compensation package provided in the employment agreement approved by the Bankruptcy Court in May 2000. Such portion ceased upon the effective date of Rotech's plan of reorganization on March 26, 2002. The long-term incentive provision of the compensation package was negotiated because Rotech was in Chapter 11 and unable to offer an equity incentive plan. Therefore, Rotech considers this provision to be an expense resulting from the reorganization of the business and directly associated with the Chapter 11 proceeding. Accordingly, the provision for long-term incentive bonus of $4,424 for the six months ended September 30, 2001, $562 for the three months ended March 31, 2002 and $250 for the six months ended September 30, 2002, have been accounted for as a reorganization item in the consolidated statement of operations.

   The Company has entered into an assumption, sale/leaseback and amendment to master lease agreement which became effective upon the Bankruptcy Court's final order of approval in March 2002. Vehicles purchased by the Company as debtor-in-possession were sold for $10,191 and leased back along with other vehicles subject to the existing master operating lease. Among other things, the lease provides financial covenants for the maintenance of indebtedness to EBITDA (as defined in the agreement) not to exceed 4.0 to 1.0. The lease is renewable annually. The Company recorded a loss of approximately $4,700 associated with the sale/leaseback transaction, which is classified as a reorganization item.

   Also effective upon the Bankruptcy Court's final order of approval in March of 2002, was the payment of certain administrative expense claims to IHS of $7,800 and the payment of certain priority tax claims of $14,000. The Company recorded the amounts as reorganization items during the three months ended March 31, 2002 in conjunction with fresh start reporting (see note 6). The administrative expense claims were paid pursuant to the Settlement Agreement between IHS and the Company, which fully and finally satisfied all claims against one another.

   The restructuring plan to eliminate and discontinue certain product lines and branch locations identified certain employees that would be terminated as a result of the restructuring. Accordingly, the Company terminated approximately 60, 115 and 25 employees and recorded termination costs of $215, $561 and $837 for the three months ended March 31, 2001, the six months ended September 30, 2001 and the three months ended March 31, 2002, respectively. Accrued liabilities for employee severance and termination costs, recognized in accordance with EITF 94-3 are summarized as follows for the year ended December 31, 2001 and nine months ended September 30, 2002, respectively:


        Balance at December 31, 2000........................... $ 1,833
        Charges during the year ended December 31, 2001........     753
        Payments charged against the liability.................  (1,420)
                                                                -------
        Balance at December 31, 2001...........................   1,166
        Charges during the nine months ended September 30, 2002     837
        Payments charged against the liability.................  (1,337)
                                                                -------
        Balance at September 30, 2002.......................... $   666
                                                                =======

                            ROTECH HEALTHCARE INC.

                                  (Unaudited)
                            (Dollars in thousands)


(4) Other Commitments and Contingencies

   The Company is subject to workers' compensation and employee health benefit claims, which are primarily self-insured. The Company does, however, maintain certain stop-loss and other insurance coverage which management believes to be appropriate. Provisions for estimated settlements relating to the workers' compensation and health benefit plans are provided in the period of the related claim on a case-by-case basis plus an amount for incurred but not reported claims. Differences between the amounts accrued and subsequent settlements are recorded in operations in the period of settlement.

   From time to time, the Company and its subsidiaries have been parties to various legal proceedings in the ordinary course of business. In the opinion of management, except with respect to the Chapter 11 proceedings described above, there are currently no proceedings which individually, after taking into account the insurance coverage maintained by the Company, would have a material adverse effect on the Company's financial position or results of operations.

(5) Certain Significant Risks and Uncertainties

   The Company and others in the health care business are subject to certain inherent risks, including the following:

  . Substantial dependence on revenues derived from reimbursement by the federal Medicare and state Medicaid programs which have been reduced in recent years and which entail exposure to various health care fraud statutes;

  . Government regulations, government budgetary constraints and proposed legislative and regulatory changes; and

  .   Lawsuits alleging malpractice and related claims.

   Such inherent risks require the use of certain management estimates in the preparation of the Company's financial statements and it is reasonably possible that a change in such estimates may occur.

   The Company receives payment for a significant portion of services rendered to patients from the federal government under Medicare and other federally funded programs (including the Veterans Administration) and from the states in which its facilities and/or services are located under Medicaid. Revenue derived from Medicare, Medicaid and other federally funded programs represented 65.7% and 67.9% of the Company's patient revenue for the three months ended March 31, 2001 and 2002, respectively, and 67.0% and 68.8% of the Company's patient revenue for the six months ended September 30, 2001 and 2002, respectively. The Company's operations are subject to a variety of federal, state and local legal and regulatory risks, including, without limitation, federal Medicare and Medicaid fraud and abuse laws (sometimes referred to as the "Anti-Kickback Statute") and the federal Ethics in Patient Referral Act of 1989 ("Stark I") as amended by the Omnibus Budget and Reconciliation Act of 1993 ("Stark II" and together with Stark I, "Stark") many of which apply to virtually all companies engaged in the health care services industry. The Anti-Kickback Statute prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients. Stark prohibits, with limited exceptions, financial relationships between certain designated health service providers and referring physicians. Many states in which the Company operates have laws and regulations similar to Stark and the Anti-Kickback Statute with which the Company must comply. Other regulatory risks assumed by the Company and other companies engaged in the health care industry are as follows:

  . False Claims--"Operation Restore Trust" is a major anti-fraud demonstration project of the Office of the Inspector General. The primary purpose for the project is to scrutinize the activities of health care

                            ROTECH HEALTHCARE INC.

                                  (Unaudited)
                            (Dollars in thousands)

      providers which are reimbursed under the Medicare and Medicaid programs. False claims are prohibited pursuant to criminal and civil statutes and are punishable by imprisonment and monetary penalties.

  . Regulatory Requirement Deficiencies--In the ordinary course of business, health care facilities receive notices of deficiencies for failure to comply with various regulatory requirements. In some cases, the reviewing agency may take adverse actions against a facility, including the imposition of fines, temporary suspension or decertification from participation in the Medicare and Medicaid programs and, in extreme cases, revocation of a facility's license.

  . Changes in laws and regulations--Changes in laws and regulations could have a material adverse effect on licensure, eligibility for participation in government programs, permissible activities, operating costs and the levels of reimbursement from governmental and other sources.

   The Company has formed a Corporate Compliance Department to help identify, prevent and deter instances of Medicare, Medicaid and other noncompliance. Although the Company strives to manage these regulatory risks, there can be no assurance that federal and/or state regulatory agencies that currently have jurisdiction over matters including, without limitation, Medicare, Medicaid and other government reimbursement programs, will take the position that the Company's business and operations are in compliance with applicable law or with the standards of such regulatory agencies.

   While the Company believes it complies in all material respects with all applicable regulatory requirements, an adverse determination in the governmental investigations, whether currently asserted or arising in the future, could have a material adverse effect on the Company.

   The Company is also subject to malpractice and related claims, which arise in the normal course of business and which could have a significant effect on the Company. As a result, the Company maintains occurrence based professional and general liability insurance with coverage and deductibles which management believes to be appropriate.

   The Company is also subject to certain inherent risks related to the acquisition of businesses. Since its inception, the Company has grown through acquisitions, and realization of acquisition costs, including intangible assets of businesses acquired, is dependent initially upon the consummation of the acquisitions and subsequently upon the Company's ability to successfully integrate and manage acquired operations.

   The Company believes that adequate provision for the aforementioned items has been made in the accompanying consolidated financial statements and that their ultimate resolution will not have a material effect on the consolidated financial statements.

(6) Fresh-Start Reporting

   The Company adopted fresh-start reporting upon its emergence from Chapter 11, effective March 26, 2002. Under fresh-start reporting, the reorganization value of the Company is allocated to the Company's assets based on their respective fair values in conformity with the purchase method of accounting for business combinations; any portion not attributed to specific tangible or identified intangible assets are reported as an intangible asset referred to as "reorganization value in excess of value of identifiable assets." In adopting fresh-start reporting, the Company engaged an independent financial advisor to assist in the determination of the reorganization value or fair value of the entity.

                            ROTECH HEALTHCARE INC.

                                  (Unaudited)
                            (Dollars in thousands)


   Not all of the valuations required to determine the fair value of the Company's assets have been performed and, accordingly, the adjustments reflected in the data following are preliminary and subject to further revisions and adjustments. The Company has arranged to obtain valuations of significant assets and, upon completion of this process, the reorganization value will be allocated to specific assets.

   It is anticipated that there will be reductions in the carrying values of certain assets, and the fair value of certain other assets may exceed the carrying values. Accordingly, the final valuation could result in materially different amounts and allocations of reorganization value from the amount and allocations presented in the following data.

   Subsequent to March 31, 2002, the following adjustments were made to reorganization value in excess of value of identifiable assets:

Reduction of property and equipment to estimated fair market value.............. $ 4,683
Payment of taxes related to Internal Revenue Code Section 338(h)(10) election...  16,036
                                                                                 -------
Adjustment to reorganization value.............................................. $20,719
                                                                                 =======

   In connection with the Company's adoption of fresh-start accounting, the Company has obtained valuations of the patient service equipment and has reconsidered the estimated useful lives for this equipment and its other fixed assets. The new basis of patient service equipment, furniture and office equipment, and vehicles at March 31, 2002 are being depreciated over their respective remaining useful lives at that date, using the weighted average life of the asset groups, which approximates four years. Purchases of such property and equipment since March 31, 2002 are being depreciated over five years for patient service equipment, three years for computer equipment and five years for vehicles; leasehold improvements and furniture and equipment are unchanged. The effect of this change in estimate for the six months ended September 30, 2002 was to increase depreciation by $589.

                            ROTECH HEALTHCARE INC.

                                  (Unaudited)
                            (Dollars in thousands)


   A reconciliation of fresh-start reporting recorded as of March 31, 2002 follows (in thousands):

                                              Predecessor Reorganization   Fresh-Start   Successor
                                                Company    Adjustments     Adjustments    Company
                                              ----------- --------------  -----------    ----------
                   ASSETS
Current assets:
   Cash and cash equivalents................. $   14,687    $ (13,000)(1)  $      --     $    1,687
   Accounts receivable, net..................    121,742           --             --        121,742
   Other accounts receivable.................      1,137           --             --          1,137
   Inventories, net..........................     23,908           --             --         23,908
   Prepaid expenses..........................      2,831           --             --          2,831
   Deferred income taxes.....................     24,705      (24,705)(2)         --             --
                                              ----------    ---------      ---------     ----------
       Total current assets..................    189,010      (37,705)            --        151,305
Property and equipment, net..................    242,774           --        (21,482)(7)    221,292
Intangible assets............................    783,529           --       (783,529)(8)         --
Reorganization value in excess of value of
  identifiable assets........................         --           --        656,814(10)    656,814
Other assets.................................     13,625        6,460(3)          --         20,085
                                              ----------    ---------      ---------     ----------
                                              $1,228,938    $ (31,245)     $(148,197)    $1,049,496
                                              ==========    =========      =========     ==========

    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable.......................... $   15,497    $      --      $      --     $   15,497
   Accrued expenses..........................     19,999           --             --         19,999
   Current portion of long-term debt.........         --        2,000(5)          --          2,000
                                              ----------    ---------      ---------     ----------
       Total current liabilities.............     35,496        2,000             --         37,496
Liabilities subject to compromise............     47,441      (47,441)(1)         --             --
Due to parent company, net...................    378,287     (438,086)(4)     59,799(8)          --
Deferred income taxes........................     58,359      (58,359)(2)         --             --
Priority tax claim...........................         --       14,000(1)          --         14,000
Long-term debt, less current portion.........         --      498,000(5)          --        498,000
Series A Convertible Redeemable Preferred
  Stock......................................         --           --          5,000(9)       5,000
Stockholders' equity:
   Common Stock..............................          1           --              1(9)           2
   Additional paid-in capital predecessor....    565,893           --       (565,893)(8)         --
   Additional paid-in capital successor......         --           --        494,998(9)     494,998
   Retained earnings.........................    143,461       (1,359)(6)   (142,102)(8)         --
                                              ----------    ---------      ---------     ----------
       Total stockholders' equity............    709,355       (1,359)      (212,996)       495,000
                                              ----------    ---------      ---------     ----------
                                              $1,228,938    $ (31,245)     $(148,197)    $1,049,496
                                              ==========    =========      =========     ==========

--------
 (1) Represents estimated plan of reorganization claims allowed and paid.

 (2) Represents estimated effect of Internal Revenue Code Section 338(h)(10) election.

                            ROTECH HEALTHCARE INC.

                                  (Unaudited)
                            (Dollars in thousands)


 (3) Represents the following:

     Estimated value of non-core assets retained by predecessor.. $(10,500)
     Deferred debt issue costs...................................   16,960
                                                                  --------
                                                                  $  6,460
                                                                  ========

 (4) Represents settlement with IHS.

 (5) Represents the sale of senior secured term loan and senior subordinated notes.

 (6) Represents priority tax claim allowed of $14,000, plus administrative expense claims allowed of $7,800, less gain on debt discharge of $20,441.

 (7) Represents reduction of property and equipment to estimated fair market value under fresh-start reporting.

 (8) Represents elimination of predecessor's intangible assets, equity accounts and retained earnings under fresh-start reporting.

 (9) Represents reorganization value of capital stock as follows:

     Series A Convertible Redeemable Preferred Stock............. $  5,000
     Common Stock................................................        2
     Additional paid-in capital..................................  494,998
                                                                  --------
                                                                  $500,000
                                                                  ========

(10) Represents allocation of reorganization value under fresh-start reporting as follows:

 Cash and cash equivalents........................................ $    1,687
 Accounts receivable..............................................    121,742
 Other current assets.............................................     27,876
 Property and equipment...........................................    221,292
 Other assets.....................................................     20,085
 Accounts payable and accrued expenses............................    (35,496)
 Priority tax claim...............................................    (14,000)
                                                                   ----------
                                                                      343,186
 Reorganization value in excess of value of identifiable assets...    656,814
                                                                   ----------
                                                                   $1,000,000
                                                                   ==========

(7) Long-Term Debt

   The Company's long-term debt consists of the following:

                                                                           December 31, September
                                                                               2001     30, 2002
                                                                           ------------ ---------
Senior Secured Term Loan; $487 payable quarterly through March 31, 2007 with remainder due quarterly through March 31, 2008, interest payable at
  LIBOR rate plus 3%, payable quarterly...................................     $ --     $194,000
9 1/2% Senior Subordinated Notes, due April 1, 2012, interest payable
  semi-annually on April 1 and October 1..................................       --      300,000
                                                                               ----     --------
Sub-total.................................................................       --      494,000
Less current portion......................................................       --        2,000
                                                                               ----     --------
Total long-term debt......................................................     $ --     $492,000
                                                                               ====     ========

                            ROTECH HEALTHCARE INC.

                                  (Unaudited)
                            (Dollars in thousands)


   In addition to the above, as of September 30, 2002, the Company has a $75 million five-year revolving credit facility available. No debt is outstanding under this facility at September 30, 2002, however, we have issued letters of credit totaling $5 million under this facility.

   The Company has no independent assets or operations, the guarantees are full and unconditional and joint and several, and any subsidiaries of the Company other than the subsidiary guarantors are minor.

(8) Series A Convertible Redeemable Preferred Stock

   The Company issued 250,000 shares of Series A Convertible Redeemable Preferred Stock pursuant to the plan of reorganization (see note 3). The Series A Convertible Redeemable Preferred Stock is held by our employee profit sharing plan. Each share of Series A Convertible Redeemable Preferred Stock has a stated value of $20 and entitles the holder to an annual cumulative dividend equal to 9% of its stated value, payable semi-annually at the discretion of our board of directors in cash or in additional shares of Series A Convertible Redeemable Preferred Stock. The Series A Convertible Redeemable Preferred Stock is convertible at any time at the option of the holder after consummation of an underwritten initial public offering of our common stock at a price per share of at least $20 and with gross proceeds to us of at least $100 million. If we have not completed such an underwritten public offering prior to the fifth anniversary of the date of issuance, a holder may thereafter, at its option, convert each share of Series A Convertible Redeemable Preferred Stock into shares of common stock based on the conversion ratio for each share of Series A Convertible Redeemable Preferred Stock at the time of conversion. Initially, each share of Series A Convertible Redeemable Preferred Stock will be convertible into .8 shares of our common stock. Series A Convertible Redeemable Preferred Stock must be redeemed by the Company on the 92nd day following the tenth anniversary of the first issuance of the Series A Convertible Redeemable Preferred Stock at a redemption price of $20 per share, plus any accrued and unpaid dividends. The amount of the mandatory redemption of the outstanding 250,000 shares of Series A Convertible Redeemable Preferred Stock would be $5 million plus any accrued unpaid dividends.

                       VALUATION AND QUALIFYING ACCOUNTS

             For the years ended December 31, 1999, 2000 and 2001
                            (Dollars in thousands)

                                                          Additions
                                                   -----------------------
                                        Balance at Charged to  Charged to                  Balance
                                        Beginning  Costs and     Other                    at End of
                                        of Period   Expenses  Accounts (1) Deductions (2)  Period
                                        ---------- ---------- ------------ -------------- ---------
Deducted from asset accounts:
 Allowance for Contractual Adjustments:
   Predecessor Company:
     Year ended December 31, 1999......  $    --    $101,372     $   --      $(101,372)    $    --
     Year ended December 31, 2000......       --      99,498         --        (84,498)     15,000
     Year ended December 31, 2001......   15,000      75,423         --        (76,423)     14,000

 Allowance for Doubtful Accounts:
   Predecessor Company:
     Year ended December 31, 1999......  $37,867    $ 26,791     $1,572      $ (43,603)    $22,627
     Year ended December 31, 2000......   22,627      27,352         --        (28,304)     21,675
     Year ended December 31, 2001......   21,675      20,917        425        (18,392)     24,625

--------
(1) To record allowance on business combinations.

(2) To record write-offs.